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NuCO2 Inc. and Subsidiaries CONSOLIDATED FINANCIAL STATEMENTS NuCO2 Inc. and Subsidiaries (the Successor Company) As of June 30, 2009 and 2008 and for
Contents

As filed with the Securities and Exchange Commission on April 19, 2010

Registration Number 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NuCO2 INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5160 (Primary Standard Industrial Classification Code Number)	80-0185343 (I.R.S. Employer Identification Number)

2800 SE Market Place
Stuart, Florida 34997
(772) 221-1754
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael E. DeDomenico
Chairman and Chief Executive Officer
2800 SE Market Place
Stuart, Florida 34997
(772) 221-1754
(Name, address and telephone number, including area code, of agent for service)

Copies to:
Bruce D. Meyer Peter W. Wardle Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 (213) 229-7000	Christopher D. Lueking Roderick O. Branch Latham & Watkins LLP 233 S. Wacker Drive Chicago, Illinois 60606 (312) 876-7700

As soon as practicable after this Registration Statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $.01 par value	$200,000,000	$14,260

(1)
Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

(2)
Includes offering price of additional shares that the underwriters have the option to purchase. See "Underwriting."

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS        SUBJECT TO COMPLETION                        APRIL 19, 2010

                  Shares

NuCO2 Inc.
Common Stock

This is the initial public offering of our common stock. There has been no public market for our common stock since 2008. We are offering            shares of common stock offered by this prospectus. We expect the public offering price to be between $        and $        per share.

We will apply to have our common stock approved for listing on The New York Stock Exchange under the symbol "NUCO."

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under "Risk factors" beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commission	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional        shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $        and our total proceeds, before expenses, will be $        .

The underwriters are offering our common stock as set forth under "Underwriting." Delivery of the shares of our common stock will be made on or about                  , 2010.

UBS Investment Bank

The date of this prospectus is                 , 2010

THE NuCO2 WAY

BEVERAGE CARBONATION MADE EASY

Reliable, Economical and Easy.

3
Perfect carbonation is supplied to your fountain soft drinks and draught beer
1
NuCO2 installs the tank and fill box in back of house/outside
Fill box
NuCO
2
NuCO2 service fills your tank at scheduled intervals that support your monthly volume

NuCO
NuCO2
1.800.472.2855
NuCO

Did you know better carbonation can boost your business?

The right beverage gas solution means better carbonation. Only the XactBev system from NuCO2 delivers perfect carbonation every time, meaning consistently great-tasting fountain and draught beer beverages with zero waste.

The Perfect Soda **The Perfect Pint**

CERTIFIED
XACTCO2
BEVERAGE GRADE

XACTCO2 Certified beverage grade CO_2 + XACTN2 Draught beer grade N_2 + XACTMIX Beverage control system

=

Increased sales, optimal profit and satisfied customers

GREAT TASTE. ZERO WASTE.

BETTER BEVERAGES MADE EASIER.

CERTIFIED
XACTCO2
BEVERAGE GRADE
Make The Switch To NuCO2

New XACTCO2 4000 Series

Right Size - Right Price

NuCO2

BEVERAGE CARBONATION MADE EASY

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Through and including                           , 2010 (the 25th date after the date of this prospectus), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Information contained in this prospectus concerning our industry, our general expectations concerning our industry and our market positions and other market share data regarding our industry are based on estimates our management prepared using market research sourced from Technomic, Inc. discussed in greater detail below, anecdotal data from our customers, results of our operations and management's past experience as well as assumptions made by our management based on its knowledge of this industry, all of which we believe to be reasonable. These estimates and assumptions are inherently subject to uncertainties and may prove to be inaccurate.

We have engaged Technomic, Inc., a fact-based research and consulting firm that assists restaurants, food suppliers and other related firms in the hospitality industry, to conduct certain market research for us. Information contained in this prospectus concerning U.S. fountain locations and related consumption volume is derived from market research conducted by Technomic, Inc. with our participation regarding annual soda syrup consumption per fountain location. Information contained in this prospectus with respect to the size of the draught beer systems market is derived from market

i

research conducted by Technomic, Inc. with our participation regarding U.S. locations operating more than one beer tap.

We can give no assurance as to the accuracy or completeness of information included in this prospectus that is derived primarily from third-party sources. We have not independently verified any of the data obtained from third-party sources or ascertained the accuracy of the underlying economic assumptions relied upon by such third-parties.

"NuCO2," "AccuRoute," "Beverage Carbonation Made Easy" and "XactmiX" and their respective logos are our trademarks. Solely for convenience, from time to time, we refer in this prospectus to our registered trademarks without the ® symbols and our unregistered trademarks without the ™ symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks.

ii

Prospectus summary

The following summary should be read together with, and is qualified in its entirety by, the more detailed information and financial statements and related notes included elsewhere in this prospectus. The following summary does not contain all of the information you should consider before investing in our common stock. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the "Risk factors" section, before making an investment in our common stock.

In this prospectus, unless the context indicates otherwise: "NuCO2," the "Company," "we," "our" or "us" refers to NuCO2 Inc., a Delaware corporation, the issuer of the common stock being offered hereby, and its subsidiaries.

 OUR COMPANY

We are the leading national provider of fountain and draught beer beverage carbonation solutions to the restaurant and hospitality industry. Our solutions combine equipment for the storage, blending, and dispensing of beverage grade carbon dioxide, or CO2, and nitrogen, or N2, gases, with continuous, unprompted beverage gas supply service to customer locations via long-term agreements. In combination, our equipment and beverage gas supply services are designed to ensure uninterrupted fountain and draught beer beverage carbonation for our customers. Our customers are primarily quick service restaurant chains, or QSRs, as well as other restaurant chains, bars, convenience store chains, and sports and entertainment venues. Our solutions maximize our customers' cost effectiveness, operational efficiency and carbonation supply reliability by replacing costly, more cumbersome and less reliable high pressure beverage gas cylinders, at a small monthly cost with no upfront investment for the customer. We believe our value proposition remains strong and durable, as beverage carbonation is critically important to our QSR and other customers, who derive the largest portion of store level profitability from high-margin fountain and draught beer beverage revenues. As a result, we have a highly visible revenue base supported by long-term service agreements with high renewal rates and a significant national presence with substantial barriers to entry. We believe we have strong growth potential, as our solutions remain underpenetrated in our target markets despite our current leading market share position. For the twelve months ended December 31, 2009, we generated revenues of $163.8 million and Adjusted EBITDA of $62.9 million. Our revenues and Adjusted EBITDA grew at a compound annual growth rate of 12.3% and 12.8%, respectively, from the twelve months ended June 30, 2005 to the twelve months ended December 31, 2009. For a reconciliation of Adjusted EBITDA to net income, see the section entitled "—Discussion of EBITDA and Adjusted EBITDA" below.

OUR MARKETS

We serve the U.S. fountain and draught beer retail beverage market, which consists of an aggregate of approximately 625,000 restaurant and hospitality locations nationwide. Our fountain beverage bulk CO2 solutions, which currently represent a majority of our revenues, are customized to individually serve both high beverage volume and moderate beverage volume customer locations, as defined by estimated annual soda syrup consumption per fountain location, which we believe is a proxy for store-level beverage gas consumption. Our newly-introduced Mini-Bulk solutions are designed for moderate volume locations. We consider those locations that use more than 500 gallons of fountain syrup per year to be high volume, those locations that use between 300 and 500 gallons of fountain syrup per year to be moderate volume and those locations that use less than 300 gallons of fountain syrup per year to be low volume. We estimate that there are approximately 210,000 U.S. locations in the addressable market for our high volume fountain beverage solutions, of which we currently service approximately 121,000 locations, or 58%. We also estimate the moderate volume market opportunity is approximately 85,000 locations in the U.S., of which we currently service approximately 8,000 locations, or 9%. The remaining approximately 330,000 locations in the U.S. retail fountain beverage market which we do not prioritize are low volume beverage customer locations utilizing conventional high pressure cylinders for fountain beverage carbonation. Our newly debuted draught beer beverage solutions target a distinct addressable market of approximately 207,000 U.S. locations serving draught beer, approximately 132,000 of which also represent target fountain beverage locations of high or moderate volume for our bulk CO2 and Mini-Bulk solutions.

The chart below segments the U.S. fountain and draught beer beverage market into our target high and moderate beverage volume fountain and draught beer markets, as defined by number of customer locations at high, moderate or low volume beverage consumption:

Restaurant and hospitality fountain and draught beer beverage market total U.S. locations: 625,000

Source: Company estimates

OUR SERVICES

Our fountain beverage solutions—consisting of both our bulk CO2 solutions for high volume locations and our Mini-Bulk solutions for moderate volume locations—are used to carbonate fountain beverages on-site at approximately 132,000 locations nationwide. Our category-leading scale in high volume beverage carbonation solutions and differentiated national service infrastructure allow us to successfully service locations affiliated with 97 of the top 100 national restaurant chains that serve fountain beverages, according to National Restaurant News, as well as the top 10 convenience store chains, according to c-stores.com. We serve the majority of these customers, 56 of the top 100, under longer-term Master Service Agreements, or MSAs. These MSAs generally provide long-term contractual exclusivity for the provision of our services in all corporate-owned customer locations, as well as grant us qualified preferred vendor status for associated chain franchisees. Our MSAs include standardized contractual unit pricing and typically have four to six-year terms of service with each customer location. We believe our national reach, sophisticated bulk service capabilities and demonstrated service record with blue chip customers have contributed to our 58% share of the approximately 210,000 high volume U.S. locations. We estimate that our next largest competitor provides bulk CO2 solutions to approximately 10,000, or 5%, of these locations. We believe we maintain an outstanding service record with our customers, including McDonald's, Burger King, Subway, Taco Bell, Chipotle

Mexican Grill, Panera Bread, 7-Eleven, Regal Cinemas, Walt Disney World and Yankee Stadium, as evidenced by less than 2% voluntary customer attrition over each of our last two fiscal years. In addition, we have no significant customer concentration, as our largest customer contract accounted for less than 3% of total revenues for the twelve months ended December 31, 2009.

We complement our high volume fountain beverage carbonation solutions with our recently launched Mini-Bulk solution for moderate volume locations, which are typically smaller, less trafficked restaurant and hospitality chain locations or non-chain affiliated individual locations. Mini-Bulk is a "slimmed-down" bulk CO2 solution, designed to replicate the value proposition and economics of our high volume fountain beverage solutions. Mini-Bulk utilizes a combination of a lower capacity beverage gas storage and dispensing system and more limited gas supply service frequency to target an addressable U.S. market of approximately 85,000 fountain beverage locations. Today, we provide our solutions for less than 10% of these 85,000 locations and, accordingly, we expect that the Mini-Bulk solution will supplement our growth by expanding the potential number of high pressure cylinder users converting to a bulk solution.

We have also recently introduced customized draught beer carbonation solutions, including the XactmiX beverage control system and XactN2 nitrogen generator. These systems are designed to ensure appropriate draught beer carbonation, optimize taste and reduce beer waste from overpour and unused product. We expect the XactmiX beverage control system and XactN2 nitrogen generator to drive incremental growth from the underpenetrated draught beer carbonation solutions market. We estimate this addressable market includes approximately 207,000 U.S. locations, approximately 132,000 of which also represent target fountain beverage locations of high or moderate volume for our bulk CO2 and Mini-Bulk solutions.

Our high volume bulk CO2, Mini-Bulk and draught beer beverage carbonation solutions collectively leverage our dedicated national service infrastructure. As of March 31, 2010, our beverage carbonation service infrastructure consisted of 140 service locations across 48 states, reaching approximately 132,000 customer fountain and draught beer beverage locations using 264 specialized delivery vehicles and 131 technical service vehicles. When we begin servicing a new customer location, our technicians initially install a bulk CO2, Mini-Bulk or draught beer beverage carbonation system at a customer's location. The system may include a cryogenic tank for bulk CO2, a nitrogen gas generator, a high pressure gas cylinder, and a combination flow control and gas mixing device. We supplement this system with our unprompted delivery and refill services for all supplied beverage gases and any necessary periodic system maintenance, as well as our 24/7 customer service support. The majority of our contracts provide for a single monthly price to the customer for the combination of our beverage system and unprompted, continuous delivery and refill services, with contractual fuel surcharges, annual indexed-based price adjustments and substantial customer termination penalties. Our beverage carbonation solutions incorporate system designs that are developed by us, but manufactured by third-parties on an outsourced basis. We also maintain national beverage grade gas supply arrangements with four major producers, providing for cost-effective and reliable beverage gas supply for our operations.

OUR COMPETITIVE STRENGTHS

The market leader, with significant barriers to entry

We are the market leader in the provision of fountain and draught beer beverage carbonation solutions. We currently manage the nation's sole dedicated and exclusive national service infrastructure and are the only provider capable of delivering a combination beverage carbonation system and gas supply solution on a national scale. We maintain a 58% market share of the approximately 210,000 high volume U.S. locations, and we estimate the next largest competitor provides bulk CO2 services to approximately 10,000, or 5%, of these locations. As our target customers prioritize quality systems, reliable maintenance and beverage gas supply services at a low monthly cost across multiple locations, we believe our national presence and deep service capabilities would be difficult, costly, uneconomic and time intensive to replicate. Our robust national service infrastructure, service record with blue chip chain customers, and strong local density provide us with differentiated customer reach, allowing us to service national and regional restaurant and hospitality chain customers under long-term agreements, including MSAs. We believe nationally we have a lower relative cost of service given our installed base and resulting scale advantages over our competitors, who are mainly local or regional industrial gas distributors that lack our service capabilities or are not exclusively focused on beverage carbonation solutions.

Highly compelling value proposition, yet low dollar cost to our customers

Beverage gas remains a critical input in the carbonation of fountain and draught beer beverages, impacting their quality, consistency and taste. Because fountain and draught beer beverages represent the most profitable product in substantially all QSRs, full-service restaurants, bars, and convenience store chains, our beverage carbonation solutions represent a non-discretionary, mission critical purchase by our customers. Despite its importance, beverage gas has a low relative and absolute cost, representing less than one cent of the overall cost of a single fountain or draught beer beverage. Our typical monthly billing to our customers is only approximately one hundred dollars per location. In addition, our customers do not incur any upfront investment associated with our systems. As existing and potential customers come to understand the lost sales and profit forfeiture that results from downtime associated with traditional high pressure cylinder products, as well as the quality, safety and logistical benefits of our beverage carbonation solutions, we believe beverage providers will increasingly choose our solutions at a low-dollar cost for attractive return on their investment.

Contractually secure, low volatility revenue base drives visible, recurring cash flows

Our revenues remain contractually secure and highly visible, as more than 85% of our approximately 132,000 served locations are under some form of long-term agreement. Further, 70% of our annual revenues are fixed, regardless of volume, with the remainder of our revenue base demonstrating limited volatility on an annual basis. Our typical new customer contracts have an initial term of four to six years, provide us with the ability to pass along certain commodity costs via annual index-based price inflators and monthly fuel surcharges and include significant breakage penalties for early termination. As we typically contract for service with a chain customer's corporate franchisor and its individual franchisee locations, our revenues are also not overly dependent on any individual customer contract or geography. Our largest customer contract represented less than 3% of our total revenues for the twelve months ended December 31, 2009. Because our services represent a critical input to our customers' high margin fountain and draught beer beverage revenues, and because of our integrated system of services, we have not experienced significant customer attrition. Our annual customer attrition rates over the past 2 calendar years have averaged lower than 5% per year, with voluntary customer contract termination representing less than 2% per year. Our historical customer renewal rates over the past 3 calendar years have remained in excess of 95%, demonstrating the strength of our customer value proposition. We have more than offset our customer attrition in each of the past five years with new customer installations derived through newly opened customer locations, conversion of existing high pressure beverage gas cylinder locations and share capture from competing beverage gas solutions providers. We expect this trend of net organic customer growth to continue into the foreseeable future.

Predictable and resilient end market demand

We believe our end users are both resilient and demonstrate sustained demand in all economic conditions, particularly QSR chains, representing more than 45% of our customer locations and a disproportionately higher percentage of our revenues, and our chain customers (defined as QSRs, full-service restaurants, convenience store and other customers that have 10 or more locations), which collectively represent 80% of our accounts. We believe QSRs will continue to demonstrate predictable demand, given their concentration of visitor frequency with QSR "heavy-users," consisting typically of 18 to 24 year-old male repeating QSR visitors, who represent approximately 20% of the QSR customer base and approximately 60% of the store-level revenues. Further, we believe QSR demand growth continues to be buoyed by the high frequency of QSR visits demonstrated by the Asian-American and Hispanic-American population segments, two of the fastest growing U.S. populations, whose QSR daily visits are two and three times the overall U.S. average. Finally, we believe our chain customers, whose new unit growth and real revenue growth from 2000 to 2005 was greater than three and four times that of non-chain restaurants, will continue to demonstrate strong relative demand, given their comparative advantages of capital, brand awareness, operating prowess and purchasing power.

The demand of our chain customers is resilient. For example, during the recessionary period over the past year, as the Consumer Sentiment Index dropped from a 2008 high of 78.4 to a 2009 low of 56.3, U.S. Real GDP contracted 2.4% and U.S. unemployment increased from 5.8% in 2008 to 10.0% in 2009, we increased our revenues and Adjusted EBITDA from $146.8 million and $50.8 million for the twelve months ended December 31, 2008 to $163.8 million and $62.9 million for the twelve months ended December 31, 2009, representing 11.6% and 23.9% annual growth, respectively. For a reconciliation of Adjusted EBITDA to net income, see the section entitled "—Discussion of EBITDA and Adjusted EBITDA" below.

Master service agreements provide a unique, low risk growth channel

We believe our unique service capabilities and dedicated national beverage supply infrastructure have allowed us to secure MSAs with 144 restaurant and convenience store chains that provide fountain beverages, including 56 MSAs with the top 100 U.S. restaurant chains, according to National Restaurant News. These MSAs generally provide for the long-term exclusive provision of beverage carbonation solutions in all corporate-owned customer locations, as well as qualified preferred vendor status for associated chain franchisees, which typically includes standardized contractual unit pricing and four to six year contractual terms of service with each store location. Our MSAs allow us to leverage our corporate franchisor relationships towards the marketing of our services to newly constructed corporate and franchisee locations or current MSA franchisee locations utilizing high pressure beverage gas cylinders. Since MSAs allow us to negotiate terms with a customer on a national or regional level, we are able to avoid the expense and time necessary to demonstrate our capabilities and to negotiate individual contract terms with each customer. We believe MSAs represent an important growth avenue for us, as we currently service approximately 73,600, or 59%, of the approximately 125,800 locations associated with our existing MSAs.

Scalable business model with significant operating leverage

As the leading national beverage carbonation solutions supplier and only dedicated supplier with national scale, we maintain a dense, highly scalable service infrastructure that we believe gives us a lower relative cost of service and an attractive margin on incremental customers. Our national reach, combined with our local route density, allows us to efficiently service additional customer locations with minimal, if any, incremental infrastructure or personnel costs, while also minimizing the average driver time and wages, mileage and fuel costs incurred between customer stops. We believe that substantially all of the target accounts not currently served by us are on delivery routes currently served by our network. We believe that the incremental margin on new customers acquired in our service network is well in excess of our consolidated margins at our current capacity levels, with minimal need for network expansion in the coming years. As our business continues to grow, we expect our scale and local route density to continue to drive enhanced operating performance, as demonstrated by the expansion of our Adjusted EBITDA margins from 35.7% in fiscal year 2004 to 38.4% in the twelve months ended December 31, 2009. This operating leverage allows us to target new growth opportunities with similar barriers to entry and competitive advantages, such as our recent Mini-Bulk and draught beer systems, without significant additional investment.

Experienced and proven management team

We are led by a high quality and experienced executive team. Our senior management team members have an average of approximately 22 years of relevant experience in the industrial gas, restaurant and distribution industries and are responsible for having grown our revenues and Adjusted EBITDA at a compound annual growth rate of 12.3% and 12.8%, respectively, from the twelve months ended June 30, 2005 to the twelve months ended December 31, 2009. Under the ownership of affiliates of Aurora Capital Group, which acquired our business in 2008, we have deepened management talent at all levels of the organization, adding 14 new individuals to senior and mid-level management positions since the Acquisition. See "—Corporate Structure." Eight of these senior and mid-level management positions are newly created positions and did not exist at our predecessor public company prior to the Acquisition.

OUR GROWTH STRATEGY

We believe the combination of our highly compelling customer value proposition, our leading market position in beverage carbonation solutions and our differentiated service capabilities will allow us to continue to derive significant organic growth through new customer additions from further penetration of our existing markets. We do not expect our growth initiatives to require a significant expansion of our existing service infrastructure or other significant capital investment. Given the depth of our beverage carbonation solutions expertise and the scalability of our service infrastructure, we believe we can continue to drive growth in our revenues through additional market penetration at attractive returns on invested capital without significantly increasing the risk of our operations.

We intend to use the free cash flow generated by our business, capacity under our existing revolving credit facilities and a portion of the proceeds from this offering to fund our growth opportunities. Due to the long-term contractual nature of our business, we do not need to commit to the purchase of any components for our systems or incur any installation costs until we have a customer service agreement in place. This provides for an appropriate, timely and highly visible return on each new investment we make.

Our growth strategies include:

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Further Market Penetration of our Fountain Beverage Solutions.    We believe the market for our bulk CO2 and Mini-Bulk solutions remains underpenetrated. As we currently service approximately 121,000, or 58%, of the approximately 210,000 high volume U.S. fountain beverage locations and approximately 8,000, or 9%, of the approximately 85,000 moderate volume U.S. fountain beverage locations, we believe our leading market position, national reach, compelling value proposition and differentiated service capabilities will allow for increased penetration, resulting in significant new customer additions for our business. We are able to achieve new fountain beverage customer installations through multiple channels, including newly opened customer locations, conversion of existing high pressure beverage gas cylinder locations and share capture from competing beverage gas providers. To accomplish this, we expect to, in part, leverage our MSAs towards the marketing of our services to newly constructed corporate and franchisee locations or current MSA franchisee locations using high pressure beverage gas cylinders. We believe MSAs represent an important growth avenue for us, as we currently service only approximately 73,600, or 59%, of the approximately 125,800 locations associated with our existing MSAs.

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Capitalize on Under Serviced Demand with our Mini-Bulk Product Solution.    We believe the market for our fountain beverage solutions in moderate consumption locations—typically smaller, less trafficked restaurant and hospitality chain locations or non-chain affiliated restaurants—is large, fragmented and underpenetrated. The U.S. market is comprised of approximately 85,000 moderate volume fountain beverage locations, of which we currently only serve approximately 8,000, or 9%. We have designed our new Mini-Bulk solution to cost effectively address this market opportunity without sacrificing our targeted unit economics or the value proposition to our customers. Mini-Bulk relies on a smaller storage and dispensing system and a reduced gas supply service frequency to substantially reduce our overall cost of service for each Mini-Bulk location. However, once in place, it is serviced using our existing infrastructure. We believe our Mini-Bulk capabilities are a competitive advantage for us, extending our beverage carbonation solutions to underserviced users who cannot be offered a bulk CO2 solution cost effectively by our competitors. We expect Mini-Bulk to provide an important channel for future new customer growth.

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Capitalize on Under Serviced Demand for Draught Beer Carbonation Solutions.    We believe the market for draught beer beverage carbonation solutions is also large and underserviced. We estimate the U.S. market consists of approximately 207,000 bars and full-service restaurants operating more than one draught beer tap. We have invested significantly in the development of our proprietary draught beer solutions, including the XactmiX beverage control system and XactN2 nitrogen generator, to address this market opportunity. Our customizable draught beer solutions now utilize a combination of beverage grade CO2, a draught beer grade nitrogen generator and a gas control and blending device to optimize yield, taste and operational efficiency for higher volume draught beer locations. We estimate 132,000, or 64%, of these locations also operate fountain beverage volumes appropriate for our bulk CO2 or Mini-Bulk fountain beverage solutions. We expect that our new draught beer beverage carbonation solutions will drive significant future new customer account growth from bars and full-service restaurants seeking a cost effective, higher quality beverage carbonation solution.

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Acquire Customer Portfolios from Local Distributors.    Alternative sources of supply for our services consist predominantly of:

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local "mom and pop" gas distributors who cannot offer an integrated equipment system and refill service approach;

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regional gas distributors who provide a system and service offering, but lack exclusive focus, competency and cost effectiveness in providing fountain or draught beer beverage solutions; and

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large industrial gas distributors that do not possess our service capabilities nor consider beverage gas delivery core to their business model.

  As the beverage carbonation leader in the U.S. with differentiated service capabilities and the only dedicated national service infrastructure, we believe we have become the "acquiror of choice" for competing beverage gas distributors who find it increasingly difficult to match our cost effectiveness and service intensity. Further, given our dense, nationwide distribution footprint, and the minimal incremental fixed cost and low integration complexity associated with acquired contractual revenues, we are able to acquire incremental revenues at attractive margins. We believe the margins realized on the acquired revenues allow us to significantly enhance our overall operating margins and generate increased equity returns for our stockholders. We have largely operationalized our acquisition program, including dedicating two full-time employees to this function, and have a strong track record of consistently acquiring at least several thousand new accounts from our competitors each year other than in fiscal year 2007. We expect that similar opportunities for account acquisition exist and will remain critical to our growth strategy going forward as well as allow us to achieve enhanced operating margins.

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Capitalize on Recovery in our Customers' End Markets.    While a difficult U.S. consumer environment slowed customer traffic broadly in 2009 by an average of 2% at QSR locations and an average of 4% at U.S. full-service restaurant locations and consequently slowed the growth of

  U.S. new restaurant openings, we continued to grow through a mix of organic new account penetration and acquisitions. We believe as unemployment levels subside and GDP grows, store level traffic and new store openings will increase, enhancing our already strong growth opportunity. In addition, QSR consumers continue to shift towards chains versus non-chain locations as shown by traffic distribution. As evidence, the percentage of QSR customers visiting chain locations increased from 62% in 2003 to 68% in 2009. This continuing shift towards QSR chains should benefit our revenues, due to our approximately 80% chain and 20% non-chain customer location mix.

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Continue to Pursue Innovative Beverage Carbonation Solutions.    We have pioneered the development of beverage carbonation solutions for restaurant and hospitality customers with our introduction of the market's first beverage grade bulk CO2 solution, through our the most recent innovations, which include the newly debuted Mini-Bulk fountain beverage solution and XactmiX and XactN2 draught beer solutions. We believe our demonstrated ability to uniquely design, develop and introduce innovative beverage carbonation products and solutions for our customers is a competitive advantage and a critical driver of our leading market position. Further, our innovative solutions not only have supported our market leadership, but continue to expand the size of our target markets and potential customer base, therefore creating new avenues for growth. We expect that we will continue to provide innovative beverage carbonation and related solutions to meet the changing needs and demands of our customers.

SUMMARY RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below, the risks described in the section entitled "Risk factors," and the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock:

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the uncertainty of future operating results;

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lack of product diversity, continued market acceptance by the fountain beverage market of our bulk CO2 equipment and consumer preference for carbonated beverages;

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the competitiveness of the fountain beverage carbonation market and our inability to respond to various competitive factors;

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dependence on our existing leadership team;

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failure to find suitable replacements if our current suppliers refuse to or otherwise do not provide services to us;

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the pricing and availability of beverage grade CO2 and other raw materials and shortages or increases in the prices thereof, or an increase in the cost of fuel;

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seasonality of fountain beverage consumption;

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the business, credit, financial and other risks of customers;

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any collateral impact resulting from the ongoing worldwide financial "downturn," including global capital and credit market issues and any impacts on other participants in our industry; and

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the impact of our indebtedness on the operation of our business, including the impact of our securitization structure.

PRINCIPAL STOCKHOLDERS

Aurora Equity Partners III L.P., a Delaware limited partnership, and Aurora Overseas Equity Partners III, L.P., a Cayman Islands exempt limited partnership, which we refer to collectively as the Aurora

Entities, are affiliates of Aurora Capital Group and control the vote with respect to 100% of our common stock, prior to giving effect to this offering. After giving effect to this offering, the Aurora Entities will control the vote with respect to approximately         % of our common stock. See "Certain relationships and related party transactions—Related Party Transactions—Securityholders agreement—Proxy and Voting Arrangements."

Aurora Capital Group is a Los Angeles-based private investment firm managing over $2.0 billion of total capital. Aurora Equity Partners, the firm's private equity investment vehicle, focuses principally on control-investments in middle-market industrial, manufacturing and selected service oriented businesses, each with a leading position in sustainable niches, a strong cash flow profile and actionable opportunities for both operational and strategic enhancement.

CORPORATE STRUCTURE

We are a holding corporation that was formed in connection with the acquisition of our business from the prior stockholders of NuCO2 Florida Inc. by affiliates of Aurora Capital Group in May 2008, which we refer to in this prospectus as the Acquisition. The Acquisition was, in part, financed utilizing a whole-business securitization financing, or the Securitization Transactions, for which we formed limited-purpose Delaware limited liability company subsidiaries, or the Securitization Entities, to house all of our revenue-generating assets as collateral in support of our financing. NuCO2 Florida Inc., our wholly-owned direct subsidiary, now acts as our operating company and manages the Securitization Entities. We describe the Securitization Entities in further detail later in this prospectus in the section entitled "Business—Corporate Structure."

We believe our whole business securitization financing is a competitive advantage for us as we are afforded unique financial flexibility at minimal risk and a low cost of funding compared to more conventional financing structures. This structure allows us to fund our operations with highly-rated, lower priced debt, while subjecting us to only one financial covenant, a debt service coverage ratio, or DSCR. This structure also has less onerous restrictions on capital expenditures, acquisitions, dividends and changes of control than typically found in more conventional debt structures. We believe the risk of default in our capital structure is also remote, given that, based on our revenues for the quarter ended December 31, 2009 and our balance sheet as of such date, we expect that we would have needed to experience a greater than 34% decline in our collections over the following three months to breach the DSCR covenant. Our unique capital structure also provides us with a flexible maturity. Upon scheduled maturity in 2013 of our Series 2008-1 Class A-1 Notes, or our Senior Notes, and our Series 2008-1 Class B-1 Notes, or our Subordinated Notes, we have two successive one-year renewal periods at our sole option which we can utilize to extend this maturity to 2014 or 2015.

COMPANY INFORMATION

We maintain our principal executive offices at 2800 SE Market Place, Stuart, Florida 34997 and our telephone number is (772) 221-1754. We maintain a website at www.NuCO2.com. Information contained on our website is not a part of, and is not incorporated by reference into, this prospectus.

The offering

Issuer	NuCO2 Inc.
Common stock we are offering	shares
Over-allotment option

We have granted the underwriters a 30-day option to purchase up to         additional shares of our common stock from us at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments.

Common stock outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).
Use of proceeds	We intend to use the net proceeds from this offering to redeem preferred equity and for general corporate purposes, including funding future growth and acquisitions. See "Use of proceeds."
Dividend policy

So long as we are in compliance with the DSCR covenant imposed by our indenture, our indebtedness does not impose any individual or aggregate dollar limit on the amount of dividends we can pay. However, currently we do not anticipate paying any cash dividends to our stockholders for the foreseeable future. We will re-evaluate this policy as circumstances warrant. See "Dividend policy."

Risk factors	See "Risk factors" beginning on page 15 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed New York Stock Exchange symbol	NUCO

Unless otherwise noted, all information in this prospectus assumes:

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no exercise of the underwriters' over-allotment option; and

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a public offering price of $         per share of our common stock, which is the mid-point of the range set forth on the front cover of this prospectus.

Summary consolidated and pro forma combined financial data

The following summary consolidated financial data as of and for the fiscal year ended June 30, 2007 (Predecessor), and for the period from July 1, 2007 to May 28, 2008 (Predecessor) and for the period from May 29, 2008 to June 30, 2008 (Successor) and for the fiscal year ended June 30, 2009 (Successor) are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The following pro forma combined financial data for the twelve-month period ended June 30, 2008 is developed by applying pro forma adjustments to the historical audited consolidated financial statements included elsewhere in this prospectus in order to present our financial data for the twelve months ended June 30, 2008 as if the Acquisition had occurred on July 1, 2007. The following summary consolidated financial data as of and for the six months ended December 31, 2008 and 2009 are derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus, which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with the sections entitled "Capitalization," "Unaudited pro forma combined financial data," "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations," "—Discussion of EBITDA and Adjusted EBITDA" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor		Successor	Pro Forma	Successor
Selected income statement data:	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Combined Fiscal year ended June 30, 2008	Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

				(unaudited)		(unaudited)
	(in thousands, per share data)
Total revenues	$130,128	$127,267	$12,468	$139,735	$156,125	$76,074	$83,739
Cost of distribution services, excluding depreciation and amortization	62,549	63,440	6,481	69,921	72,314	36,581	37,331

Gross profit, excluding depreciation and amortization	67,579	63,827	5,987	69,814	83,811	39,493	46,408
Selling, general and administrative	28,521	26,889	1,812	29,824	29,248	13,684	14,967
Depreciation and amortization	20,059	18,529	2,096	31,093	34,734	16,113	16,296
Loss on asset disposal	2,260	2,877	225	3,102	2,089	968	1,070

Operating income	16,739	15,532	1,854	5,795	17,740	8,728	14,075
Interest expense, net	2,207	1,863	3,270	36,153	36,307	17,997	18,456

Income (loss) before income taxes	14,532	13,669	(1,416)	(30,358)	(18,567)	(9,269)	(4,381)
Provision for (benefit from) income taxes	6,893	5,380	(522)	(11,053)	(6,591)	(3,248)	(1,441)

Net income (loss)	7,639	8,289	(894)	(19,305)	(11,976)	(6,021)	(2,940)

Dividends on preferred stock	—	—	(911)	(911)	(11,232)	(5,129)	(6,744)

Net income (loss) attributable to common shareholders	$7,639	$8,289	$(1,805)	$(20,216)	$(23,208)	$(11,150)	$(9,684)

Net income (loss) per basic common share	$0.49	$0.56	$(18.27)	$(195.40)	$(217.71)	$(111.50)	$(80.83)
Net income (loss) per diluted common share	$0.48	$0.55	$(18.27)	$(195.40)	$(217.71)	$(111.50)	$(80.83)
Weighted average shares outstanding—basic	15,593	14,805	98.8	98.8	106.6	100.0	119.8
Weighted average shares outstanding—diluted	15,886	15,200	98.8	98.8	106.6	100.0	119.8

	Predecessor		Successor
Cash flows data:	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

					(unaudited)
	(dollars in thousands)
Cash flows provided by operating activities	$42,774	$43,392	$5,771	$26,118	$6,467	$13,427

Maintenance capital expenditures	(3,042)	(4,593)	(656)	(9,314)	(4,807)	(5,297)
Growth capital expenditures	(20,394)	(15,226)	(1,294)	(11,643)	(4,254)	(7,667)
Acquisitions	—	—	(478,299)	(44,390)	(44,398)	(1,428)
Other investing cash flows	54	39	—	8	4	20

Cash flows used in investing activities	(23,382)	(19,780)	(480,249)	(65,339)	(53,455)	(14,372)

Cash flows provided by (used in) financing activities	(19,390)	(23,911)	478,545	44,481	47,637	(502)

	Predecessor		Successor
Other data:	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

					(unaudited)
	(in thousands, except customer and per customer data)
EBITDA	$36,798	$34,061	$3,950	$52,474	$24,841	$30,371
Adjusted EBITDA	$43,252	$42,332	$4,402	$57,710	$27,520	$32,732
Number of customer locations serviced at period end	115,500	117,000	117,000	129,000	128,000	132,000
Average customer locations serviced during the period	115,000	116,000	117,000	123,000	119,000	130,000
Average revenues per customer location	$1,132			$1,269	$639	$644
Average gross profit, excluding depreciation and amortization, per customer location	$588			$681	$332	$357

	Predecessor	Successor
Balance sheet data:	As of June 30, 2007	As of June 30, 2008	As of June 30, 2009	As of December 31, 2008	As of December 31, 2009

				(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$343	$4,111	$9,371	$4,760	$7,924
Restricted cash(1)	—	19,442	17,787	17,367	18,014
Total assets	190,838	560,479	656,287	658,571	653,076
Total debt	34,750	332,253	339,871	341,501	341,962
Preferred stock (not including accrued dividends)	—	99,770	119,835	119,175	119,835	(2)
Total shareholders' equity	139,892	98,917	108,111	112,881	105,767

(1)
Restricted cash is cash pledged as collateral to secure certain obligations under our Notes and Subordinated Notes. Please see Note 5 to the audited consolidated financial statements.

(2)
Total value of accrued and unpaid dividends as of December 31, 2009 was $18.2 million.

DISCUSSION OF EBITDA AND ADJUSTED EBITDA

In addition to our results under generally accepted accounting principles in the United States, which we refer to as GAAP, we also use EBITDA and Adjusted EBITDA, both non-GAAP financial measures, which we consider to be important and supplemental measures of our performance. EBITDA represents net income (loss) before interest, taxes, depreciation and amortization; Adjusted EBITDA is further adjusted for the non-cash loss on asset disposals and non-cash stock option expenses, and certain non-operating expenses, including sponsor management fees and expenses, securitization debt-related administration fees, and transaction costs related to our acquisition activity.

We use, and we believe our investors and other external users of our financial statements benefit from, the presentation of both EBITDA and Adjusted EBITDA in evaluating our operating performance. EBITDA permits the measurement of our operating performance without regard to items such as interest expense, taxes, depreciation, and amortization, which can vary substantially from company to company depending upon accounting methods, the book value of assets and liabilities, capital structure, and the method by which assets were acquired. Our management, principal investors and other external users of our financial statements utilize Adjusted EBITDA to further account for non-cash expenses that are unrelated to the core operations of our business, which provides a more appropriate and complete performance benchmark for the business. Our management also uses EBITDA and Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections.

You are encouraged to evaluate these measures and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools. Some of these limitations are:

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EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

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EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

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EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

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EBITDA and Adjusted EBITDA do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations;

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EBITDA and Adjusted EBITDA do not reflect the non-cash component of employee compensation;

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Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

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Other companies, including other companies in our industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure; and

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EBITDA and Adjusted EBITDA do not reflect tax obligations whether current or deferred.

Because of these limitations, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally.

The Securities and Exchange Commission, or the SEC, has adopted rules to regulate the use in filings with the SEC and public disclosures and press releases of non-GAAP financial measures, such as

EBITDA and Adjusted EBITDA, that are derived on the basis of methodologies other than in accordance with GAAP. These rules require, among other things:

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a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

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a statement disclosing the purposes for which our management uses the non-GAAP financial measure.

The rules prohibit, among other things:

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exclusion of charges or liabilities that require cash settlement or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures;

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adjustment of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur; and

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presentation of non-GAAP financial measures on the face of any financial information.

The following table presents a reconciliation of net income, the most comparable GAAP financial measure, to EBITDA and Adjusted EBITDA, for each of the periods indicated:

	Predecessor		Successor
Reconciliation of EBITDA and Adjusted EBITDA to net income:	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

	(dollars in thousands)
Net income (loss)	$7,639	$8,289	$(894)	$(11,976)	$(6,021)	$(2,940)
Interest expense, net	2,207	1,863	3,270	36,307	17,997	18,456
Depreciation and amortization	20,059	18,529	2,096	34,734	16,113	16,296
Provision for (benefit from) income taxes	6,893	5,380	(522)	(6,591)	(3,248)	(1,441)

EBITDA	36,798	34,061	3,950	52,474	24,841	30,371
Loss on asset disposal	2,260	2,877	225	2,089	968	1,070
Stock option expenses	4,194	4,361	41	1,105	580	596
Sponsor management fees and expenses	—	—	83	1,211	661	558
Debt-related administration fees	—	—	15	216	116	86
Acquisition related costs	—	1,033	88	615	354	51

Adjusted EBITDA	$43,252	$42,332	$4,402	$57,710	$27,520	$32,732

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. Our business, prospects, financial condition and operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

 RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our future operating results are uncertain despite the previous growth rate in our revenues.

Prior growth rates in our revenues should not be considered indicative of future growth rates in our revenues. The timing and amount of future revenues will depend on, among other things:

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our ability to renew customer contracts with existing customers upon their expiration and to achieve high customer satisfaction with existing customers;

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our ability to obtain agreements with new customers to install bulk CO2 equipment and use our services;

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our ability to increase the density of our customer base for existing service locations in order to allow for increased absorption of fixed costs;

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the level of annual increase, if any, in the indices to which the monthly fees and surcharge rates in our customer contracts are tied;

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the success of any new products, including our Mini-Bulk CO2 system and our customized draught beer carbonation solutions, including the XactmiX beverage control system and XactN2 nitrogen generator; and

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our ability to grow our business by identifying and consummating acquisitions.

Our operating results will depend on many factors, including:

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the level of product and price competition;

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our ability to manage revenues, customer turnover and growth;

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our ability to hire additional employees; and

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our ability to control costs.

Although we currently have a contractual backlog, this backlog is not necessarily indicative of future growth rates in our operating results, which will depend in part on our ability to implement new customer contracts. Additionally, such new customer contracts may be subject to modification or termination prior to implementation or may not be implemented for a significant period of time due to customers' prior contractual commitments. If our future operating results suffer as a result of our inability to renew existing customer contracts, obtain new customer contracts, increase the density of our customer base, introduce new and successful products, manage our growth, or for any of the other

Risk factors

reasons mentioned above, there could be a material adverse effect on our business, financial condition and results of operations.

Our business lacks product diversity and depends heavily on continued market acceptance by the fountain beverage market of bulk CO2 equipment and consumer preference for carbonated beverages.

Although we are developing new and differentiated products, we depend heavily on continued market acceptance of bulk CO2 equipment by the fountain beverage market, which has accounted for substantially all of our revenues. Unlike many of our competitors for whom bulk CO2 is a secondary business, we have no material lines of business other than the leasing of bulk CO2 equipment and the supply of beverage grade CO2. Total demand for bulk CO2 is limited because the fountain beverage market is mature. While we anticipate future growth from our customized draught beer carbonation solutions and other new products, our current ability to grow is primarily dependent upon the success of our marketing efforts to acquire new customers and the acceptance of bulk CO2 equipment as a replacement for high pressure cylinders. We cannot be certain that the operating results of our installed base of bulk CO2 equipment will continue to be favorable and past results may not be indicative of future market acceptance of our services. In addition, any economic downturn experienced by the fountain beverage market or customers or any significant shift in consumer preferences away from carbonated beverages to other types of beverages could have a material adverse effect on our business, financial condition and results of operations.

Implementing our acquisition strategy involves risk and failure to successfully implement this strategy could have a material adverse effect on our business.

One of our key strategies is to grow our business by selectively pursuing acquisitions of bulk CO2 customer accounts. Acquisitions involve risks, including:

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identifying appropriate acquisition candidates or negotiation of acquisitions on favorable terms and valuations;

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integrating acquired bulk CO2 customer accounts;

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implementing proper business and accounting controls;

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the ability to finance acquisitions, on favorable terms or at all;

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the diversion of management attention;

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retaining customers after acquisitions;

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failing to realize anticipated benefits, such as cost savings and revenue enhancements;

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maintaining our level of customer service as the business continues to grow

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increasing incremental depreciation and amortization expense; and

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incurring unexpected costs, expenses and liabilities.

The growth in the size and scale of our business has placed, and is expected to continue to place, significant demands on our personnel and operating systems. Any additional expansion may further strain management and other resources. Our ability to manage growth effectively will depend on our ability to, among other things, improve our operating systems, expand, train and manage our employee base and develop additional service capacity. If we are unable to manage our growth effectively, our customer service levels may decline, which may adversely affect our ability to maintain

Risk factors

our customer base. A failure by us to maintain our customer base could have a material adverse effect on our business, financial condition and results of operations.

The beverage carbonation market is highly competitive, and any inability by us to respond to competitive factors may result in a loss of existing customers and a failure to attract new customers.

The beverage carbonation market is highly competitive. Our competitors may substantially increase their installed base of bulk CO2 equipment and expand their service nationwide, provide customer service superior to ours or reduce the price of their services below the prices offered by us. While we believe our national presence and deep service capabilities would be difficult, costly and time-consuming to replicate, we also face the risk of well-capitalized competitors entering our existing or future local or regional markets or developing a new, but competing product. We compete with numerous providers of bulk CO2 solutions, including:

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industrial gas and welding supply companies;

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specialty gas companies;

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restaurant and grocery supply companies; and

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fountain supply companies.

These suppliers vary widely in size. Some of our competitors may have significantly greater financial, technical or marketing resources than we do. Our competitors might succeed in developing technologies, products or services that are superior, less costly or more widely used than those we have developed or are developing, or that would render our technologies or products obsolete or uncompetitive. In addition, competitors may have an advantage over us with customers who prefer dealing with one company that can supply bulk CO2 solutions as well as fountain syrup. We cannot be certain that we will be able to compete effectively with existing or future competitors. Our failure to compete could have a material adverse effect on our business, financial condition and results of operations.

We depend on the continued contributions of our existing leadership team, each of whom would be difficult to replace.

Our future success depends to a significant degree upon the continued contributions of our leadership team and our ability to attract and retain other highly qualified management personnel. We have entered into executive employment agreements with our leadership team. The employment agreements with our Chief Executive Officer, Executive Vice President and Chief Financial Officer, General Counsel and Secretary, Senior Vice President of Sales and Senior Vice President of Marketing and Business Development expire in May 2013, June 2013, July 2010, May 2013 and June 2014, respectively. However, we face competition for management from other companies and organizations. Therefore, in spite of the existence of employment agreements, we may not be able to retain our existing leadership team or fill new management positions or vacancies created by expansion or turnover at existing compensation levels. We also do not have "key-person" insurance on the lives of our leadership team or management personnel to mitigate the impact to us that the loss of any of them would cause. Specifically, the loss of any of our leadership team would disrupt our operations and divert the time and attention of the remaining members of our leadership team. Additionally, failure to retain our current management team or to attract and retain highly qualified management personnel to fill vacancies or newly created positions could have a material adverse effect on our business, financial condition and results of operations.

Risk factors

As we are dependent on third-party suppliers, we may have difficulty finding suitable replacements to meet our needs if these suppliers cease doing business with us.

We do not conduct manufacturing operations and depend, and will continue to depend, on outside parties for the manufacture of bulk CO2 equipment, beverage control systems, nitrogen generators and components. We intend to significantly expand our base of installed equipment, but our expansion may be limited by the manufacturing capacity of our third-party manufacturers. Manufacturers may not be able to meet our manufacturing needs in a satisfactory and timely manner, particularly if there is an unanticipated increase in demand for bulk CO2 equipment. We currently purchase bulk CO2 equipment from Chart Industries, Inc. and Cyl-Tec, Inc., two major manufacturers of bulk CO2 equipment. Should either manufacturer cease manufacturing bulk CO2 equipment, or together not be able to meet our supply needs, we may be required to locate additional suppliers. We may be unable to locate alternate manufacturers on a timely basis or negotiate the purchase of bulk CO2 or other equipment on favorable terms, if at all. A delay in the supply of bulk CO2 equipment, beverage control systems or nitrogen generators could cause potential customers to delay their decision to purchase our services or to choose not to purchase such services. This would result in delays in or loss of future revenues.

In addition, we purchase beverage grade CO2 for resale to our customers. We maintain beverage grade CO2 supply arrangements with four suppliers, each of which supplies our requirements for beverage grade CO2 for contractually-specified locations. In the event any of these suppliers is unable to fulfill our current or, as our business grows, future requirements, and if we cannot make up the difference through one of our other current suppliers, we would have to locate additional suppliers. A delay in locating additional suppliers or our inability to locate additional suppliers could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the pricing and availability of beverage grade CO2 and other raw material gases and shortages or increases in the prices thereof, or an increase in the cost of fuel, could increase our costs of goods sold, reduce our profits and margins and adversely affect our operations.

The principal raw material used in our business is beverage grade CO2, which is a commodity product. We purchase beverage grade CO2 for resale from our suppliers under contracts which provide for annual adjustments in the purchase price for beverage grade CO2 based upon changes in, among other things, certain indices and the price of beverage grade CO2 to these suppliers, as applicable. Greenhouse gas emissions have recently been subject to increased scrutiny, public awareness and evolving legislation. Increased regulation of greenhouse gas emissions could impose significant additional costs on our suppliers of beverage grade CO2, which could increase the prices they charge us. Until federal legislation is passed, it is unclear which industries will be impacted by greenhouse gas emission legislation, when they will be affected and whether our suppliers of beverage grade CO2 will increase the prices that they charge us as a result thereof.

In addition, stainless steel is used in the manufacture of most bulk CO2 equipment, including bulk CO2 tanks. We purchase bulk CO2 tanks from manufacturers under certain agreements. Stainless steel prices increased significantly during recent years. Future increases in the price of stainless steel, whether as a result of increases in raw materials, greenhouse gas legislation or otherwise, may result in higher prices for such bulk CO2 equipment, including bulk CO2 tanks, which we must purchase. Our business also depends on our ability to deliver beverage grade CO2 to our customers through specialized bulk CO2 delivery vehicles. There have been significant increases in fuel costs in recent years. Continued high fuel costs or further increases and our inability to pass on increases to customers could reduce our profits and margins. Increases in the prices of beverage grade CO2, bulk

Risk factors

CO2 tanks and fuel, including increases that may occur as a result of shortages, duties or other restrictions, could increase the cost of goods sold, which could have a material adverse effect on our business, financial condition and results of operations.

Our new products may not be successful.

Our newly debuted Mini-Bulk beverage gas systems and XactmiX and XactN2 custom draught beer carbonation solutions, or any other new products we may launch in the future, may not be accepted by our customers and may not help us to bring in new customers. Any profits we may generate from these or other new products may be lower than in our core bulk CO2 equipment and service solutions and may not be sufficient for us to recoup our investments in them. New products may also have lower gross margins to the extent they do not fully utilize our existing infrastructure. In addition, new products may present new and difficult technological challenges that may subject us to claims if customers experience service disruptions or failures or other quality issues. To the extent our new products are not successful, it could damage our reputation, limit growth and have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate due to seasonality because consumers tend to drink smaller quantities of carbonated beverages during the winter months.

Demand for beverage grade CO2 in times of cold or inclement weather is lower than at other times. Based on historical data and expected trends, we anticipate that revenues from the delivery of beverage grade CO2 will be highest in the first fiscal quarter, which lasts from July to September, and lowest in the third fiscal quarter, which lasts from January to March. As a result, we expect quarterly results of operations to continue to experience variability from quarter to quarter in the future. To the extent that we experience greater than anticipated variability from quarter to quarter, it could lead to a disruption in the timing of our cash flows and have a material adverse effect on our business, financial condition and results of operations.

Obesity and other health concerns may lead to a tax upon and otherwise reduce demand for some fountain beverages.

Consumers, public health officials and government officials are becoming increasingly concerned about the public health consequences associated with obesity, particularly among young people. In addition, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of certain types of beverages, especially sugar-sweetened beverages, which include some of the fountain beverages in which our carbonation solutions are used. Increasing public concern about these issues and possible new taxes on and governmental regulations related to these beverages may reduce demand for these beverages, which could affect the demand for our products. Any reduction in the demand for our products could have a material adverse effect on our business, financial condition and results of operations.

Our business and related facilities are subject to extensive governmental regulation, which increases our cost of doing business. Failure to comply with these regulations may subject us to fines, penalties and injunctions that may adversely affect our operating results.

Our business and related facilities are subject to federal, state and local laws and regulations adopted for the use, storage and handling of beverage grade CO2. The transportation of beverage grade CO2 is also subject to regulation by various federal, state and local agencies, including the U.S. Department of Transportation. These regulatory authorities have broad powers, and our business is subject to

Risk factors

regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for and the cost of providing services.

Our business and facilities are also subject to federal, state and local environmental laws and regulations. Among these environmental laws are rules by which a current or previous lessee may be liable for the costs of investigation, removal or remediation of hazardous materials at such property. In addition, these laws typically impose liability regardless of whether the lessee knew, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials may be liable for the costs of investigation, removal or remediation of such substances at the disposal or treatment site, regardless of whether the affected site is owned, leased or operated by them. As we lease a number of service locations that may store, handle or arrange for the disposal of various hazardous materials, we may incur costs for investigation, removal and remediation, as well as capital costs, associated with compliance with environmental laws.

As our business involves hazardous materials such as beverage grade CO2, we are subject to federal, state and local laws and regulations that protect the health and safety of our employees and users of our products and services. While we believe that we have sufficient safety procedures in place, beverage grade CO2 can cause injuries such as frostbite and asphyxiation that may result in, and have in the past resulted in, serious injury or death to employees and other persons. There can be no assurances that our safety procedures will be sufficient to prevent all serious injury or death and such occurrences may subject us to costly fines, damages or other liabilities.

Although hazardous material, environmental and safety compliance costs have not been material in the past, these costs, or any similar liabilities that arise in the future, may exceed our resources and we may not be able to completely eliminate the risk of accidental contamination or injury. A significant increase in the cost of operations resulting from changing governmental regulations, or fines, damages or other liabilities that may arise as a result of a failure to comply with such regulations, could have a material adverse affect our business, financial condition and results of operations.

We may face risks associated with litigation and claims.

From time to time, we are involved in a variety of lawsuits, claims and other proceedings relating to the conduct of our business. These suits may concern issues including contract disputes, employee-related matters, employee benefits, taxes, environmental, health and safety, personal injury and product liability matters. Due to the uncertainties of litigation, we can give no assurance that we will prevail on all claims made against us in the lawsuits that we currently face or that additional claims will not be made against us in the future. While it is not feasible to predict the outcome of pending lawsuits and claims, we do not believe that any such matters are material nor that the disposition thereof is likely to have a material adverse effect on our business, financial condition and results of operations, although the resolution in any reporting period of any matter could have an adverse effect on our operating results for that period. Also, we can give no assurance that any other lawsuits or claims brought in the future will not have a material adverse effect on our business, financial condition and results of operations.

Insurance policies may not cover all operating risks and a casualty loss beyond the limits of our coverage could negatively impact our business.

Our business is subject to all of the operating hazards and risks normally incidental to handling, storing and transporting beverage grade CO2. We maintain insurance policies in such amounts and with such coverages and deductibles that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all liabilities and expenses that may arise from

Risk factors

claims for personal injury or death or property damage arising in the ordinary course of business, and current levels of insurance may not be able to be maintained or available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Customers are subject to business, credit, financial and other risks that could affect their ability to pay us.

Customers may be natural persons or legal entities. Customers are subject to business, credit, financial and other risks. These risks could materially and adversely affect a customer and its ability to make required payments under the applicable customer contracts in full or on a timely basis. Any such decrease in customer contract payments may have a material adverse effect on our business. As a result of financial distress, customers may apply for relief under bankruptcy and other laws relating to creditors' rights in the United States. In addition, customers may be subject to involuntary application of such bankruptcy and other laws. The bankruptcy of a customer could adversely affect our ability to collect payments due under the customer's contract and to protect our rights under, and otherwise realize the value of, such customer contract. This may occur as a result of, among other things, application of the automatic stay, delays and uncertainty in the bankruptcy process and potential rejection of such customer contracts. Our customers inability to pay us, whether as a result of credit issues, bankruptcy or otherwise, could have a material adverse affect our business, financial condition and results of operations.

If economic conditions in the United States continue to remain weak or deteriorate further, our results of operations and financial condition may be adversely affected, and we cannot predict the extent or duration of these trends.

During the last few years, economic conditions throughout the United States have been extremely weak and may not improve in the foreseeable future. We are closely monitoring various aspects of the current financial and economic "crisis" and its potential impact on us, our liquidity, our access to capital, our operations and our overall financial condition. We note economic and financial markets are fluid and we cannot ensure that there will not be a material adverse deterioration in our business or liquidity in the near future. No assurances can be given that the current overall downturn in the economy will not have a material adverse affect our business, financial condition and results of operations.

Global capital and credit market issues could negatively affect our liquidity and disrupt the operations of our suppliers and customers.

The global capital and credit markets have experienced increased volatility and disruption over the past several years, making it more difficult for companies to access those markets. Although we believe that our operating cash flows, access to capital and credit markets and existing credit will permit us to meet our business needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy. Any failure by us or our customers to meet our or their respective liquidity needs could have a material adverse affect our business, financial condition and results of operations.

Risk factors

The current global economic downturn may have other impacts on participants in our industry, which cannot be fully predicted.

The full impact of the current global economic downturn on our customers, vendors and other business partners cannot be anticipated. For example, major customers or vendors may have financial challenges unrelated to us that could result in a decrease in their business with us or, in extreme cases, cause them to file for bankruptcy protection. Similarly, parties to contracts may be forced to breach their obligations under those contracts. There can be no assurance that there will not be a bank, insurance company, supplier, customer or other financial partner that is unable to meet its contractual commitments to us. Similarly, stresses and pressures in the industry may result in impacts on our business partners and competitors which could have wide ranging impacts on the future of the industry. Any of these or other issues the participants in our industry may face, many of which cannot be predicted, could have a material adverse affect our business, financial condition and results of operations.

Our indebtedness could adversely affect the operation of our business.

As of December 31, 2009, we had total indebtedness of $361.5 million (excluding original issue discount), which includes our Senior Notes, our Subordinated Notes, our Series 2008-1 Class A-2 Variable Funding Senior Notes, which we refer to as our Equipment Revolver, and our Series 2008-1 Class A-3 Variable Funding Senior Notes, which we refer to as our Working Capital Revolver and, collectively with our Senior Notes, Subordinated Notes and Equipment Revolver, our Notes. In addition, provided that we are able to satisfy certain conditions, including rating agency confirmation that a new issuance will meet certain minimum rating requirements and confirmation of the ratings of our outstanding Notes as required by the indenture under which the Notes were issued, or the Securitization Indenture, we will be able to issue unlimited additional series of senior or subordinated notes, which will be secured by substantially all of the assets of the Securitization Entities (other than NuCO2 Management LLC). Our substantial indebtedness could have important consequences for our business, including the following:

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we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default would result, which could lead to, among other things, (i) a reduction in, or elimination of, available cash flow for capital expenditures, acquisitions, expansions of our business and other business opportunities, (ii) an acceleration of all outstanding Notes and (iii) foreclosure and exercise of remedies by the trustee under the Securitization Indenture, or the indenture trustee, against any or all of the assets of our subsidiaries pledged to secure the Notes;

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we will be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, or, upon the occurrence of certain events, to pay additional amounts of principal and to make deposits in cash trap accounts, thereby reducing or eliminating the amount of the cash flow available to fund additional capital expenditures, acquisitions, expansions of our business and other business opportunities;

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we may be more vulnerable to general adverse economic and industry conditions;

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we may be placed at a competitive disadvantage compared to our competitors with less debt or debt that does not have the same restrictions as do the Notes; and

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NuCO2 Florida Inc., our operating subsidiary, may be removed in its capacity as master manager or employee company manager upon certain events of default, and replaced by a master manager or employee company manager that is not capable of managing all or a portion of our business or our employees with the same level of experience and expertise as NuCO2 Florida Inc.

Risk factors

If any of these events occur, our financial condition and results of operations could be adversely affected. This, in turn, could negatively affect the market price of our common stock, and we may need to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all.

We may not be able to refinance the Notes or may only be able to do so on unfavorable terms. If we are unable to refinance the Notes, we may be forced to take other actions to satisfy our obligations under the Notes, which could harm our business.

Our Notes were issued in the Securitization Transactions under the Securitization Indenture and are currently scheduled to mature on June 25, 2013. The maturity date may be extended for two successive one year periods until June 25, 2015, if we can meet the specified DSCR and no amortization event or event of default under the Securitization Indenture has occurred and is continuing. We may not be able to refinance our outstanding Notes with either a new series of notes or with other forms of indebtedness. Even if we are successful in refinancing our currently outstanding Notes, such refinancing indebtedness may have economic or operational terms that are more onerous than the terms of our currently outstanding Notes.

If we are unable to refinance such Notes, we may be forced to reduce or delay investments and capital expenditures, seek additional capital or seek consent under the Securitization Indenture to sell assets or restructure the terms of such Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations in respect of such Notes. If we were unable to repay amounts when due in respect of such Notes, the holders of the Notes could proceed against the collateral granted to them to secure the Notes.

We may be prevented from incurring additional indebtedness, which may adversely affect our ability to fund the growth of our business.

Other than a limited amount of capital lease obligations, the only indebtedness permitted to be incurred by the Securitization Entities under the Securitization Indenture consists of additional series of notes. However, before any such additional notes are issued, the Securitization Entities are required to satisfy certain conditions, including the confirmation by Moody's, S&P or Fitch's, as applicable, of specified minimum ratings on the additional notes and confirmation of the applicable rating with respect to each other series of notes outstanding. In addition, the terms of the master manager agreement executed in connection with the Securitization Transactions, or the Master Management Agreement, prohibit NuCO2 Florida Inc. from incurring indebtedness if it is unable to satisfy a specified interest coverage ratio and leverage ratio, or the master manager incurrence tests. In the event that the Securitization Entities are not able to satisfy any of the conditions to the issuance of additional notes in the Securitization Indenture and NuCO2 Florida Inc. is not able to satisfy the master manager incurrence tests, the Securitization Entities and NuCO2 Florida Inc. will not be able to incur additional debt. Moreover, upon the occurrence of an early amortization event (which includes the failure of the Securitization Entities to satisfy a specified DSCR, the occurrence and continuation of an event of default under the Securitization Indenture and the occurrence and continuation of an event of default by NuCO2 Florida Inc. under the Master Manager Agreement) or a cash trapping event (which consists of the failure of the Securitization Entities to satisfy a specified DSCR), a substantial portion of our cash flow would be used to repay the Notes or be deposited in a cash trapping account, respectively, so the Securitization Entities would not be able to issue new Notes or incur any other

Risk factors

significant indebtedness at a time when our access to cash from operations would be limited. In addition, the Securitization Indenture prohibits new issuances at any time one of these events is continuing. The inability to incur additional debt may mean that we will not have the ability to finance any additional capital expenditures, acquisitions, expansions of our business and other business opportunities and may place us at a competitive disadvantage compared to our competitors who are able to incur debt, each of which could adversely affect our business, financial condition and results of operations.

As the consent of the independent manager is required to commence an insolvency proceeding, and given that the Noteholders may remove our senior management team from managing our business upon certain events of default, our ability to negotiate with Noteholders upon an event of default or potential event of default under the Securitization Indenture may be limited.

The ability to control the timing of the commencement of an insolvency proceeding, the ability to block the exercise of remedies against collateral by commencing an insolvency proceeding and the ability to maintain control over the operative assets of a business are important factors in the event a company is unable to comply with the terms of its outstanding indebtedness and needs to negotiate a waiver or amendment of the terms of such indebtedness with its creditors. However, as the organizational documents of each of the Securitization Entities provide that the consent of such Securitization Entity's independent manager is required to commence an insolvency proceeding, we would not control whether or when a bankruptcy petition would be filed. In acting or otherwise voting on any such material action, the independent manager considers only the interests of the Securitization Entities, including those entities' creditors, and not our interests or those of our stockholders. In addition, upon the occurrence and during continuation of an event of default under the Securitization Indenture, the Noteholders may remove our senior management team from managing our business. Consequently, if an event of default would occur or has occurred under the Securitization Indenture, the ability of the Company to negotiate with the Noteholders may be more limited than such ability would have been had our indebtedness consisted of a different type of indebtedness such as syndicated bank debt or high yield notes.

Extraordinary events such as terrorist attacks, acts of war or extreme weather conditions may cause significant disruption to our business.

Terrorist attacks, acts of war or extreme weather conditions, including, but not limited to, hurricanes, may interrupt our operations and damage our properties, or those of our suppliers and customers. Although we maintain property insurance, such coverage is subject to deductibles, limits on maximum insurance and limits on the types of events that are covered by such insurance and there can be no assurance that we would be able to fully collect, if at all, on claims resulting from such events. In addition, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. Upon the occurrence of extraordinary events including, but not limited to, terrorist attacks, acts of war or extreme weather conditions, there may be a material adverse effect on our cash flow and results of operations, or on the cash flow and results of operations of our customers.

The loss or impairment of important intellectual property rights could have a material adverse effect on our business.

Our business relies on certain key intellectual property rights, such as trademark registrations for "NuCO2®," "AccuRoute®" and "Beverage Carbonation Made Easy®," trade secrets associated with our "XactmiX™" products, domain name registrations and other confidential and proprietary information.

Risk factors

A loss of these intellectual property rights, or a decrease in the value or impairment on the use of such intellectual property rights, could have a material adverse effect on our business, financial condition or results of operations.

A failure by us to comply with the material terms and conditions of any third-party intellectual property license agreements may give rise to termination of any such license agreement by the third-party licensor. Termination of certain material license agreements, including licenses for software used in our business could have a material adverse effect on our business, financial condition or results of operations.

We may be required from time to time to take actions to protect, enforce and maintain our intellectual property rights, including by bringing lawsuits against third-parties. We may not be able to adequately maintain, enforce and protect our intellectual property rights. Any significant devaluation of such intellectual property rights, including any injury to the goodwill of trademarks included in such intellectual property, could have a material adverse effect upon our business, financial condition and results of operations. Similarly, from time to time, we may be party to proceedings where third-parties challenge our rights. We may not be successful in such lawsuits, and we may be found to infringe the intellectual property rights of third-parties. Such lawsuits could result in a loss of intellectual property rights, and any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources, all of which could have a material adverse effect on our business, financial condition or results of operations.

Our reliance on technology could have a material adverse effect on our business.

We rely to a significant degree on the efficient and uninterrupted operation of our computerized information technology, communications systems and software, including the proprietary AccuRoute® system, as well as the technology, systems and software of third-parties. Any failure of current or new technology, systems or software could impair our collection, use, processing or storage of data and the day-to-day management of our business, which could have a material adverse effect on our business, financial condition and results of operations.

Our computerized information technology and communications systems and those of third-party service providers are vulnerable to damage or interruption from a variety of sources. Despite precautions taken by us or our service providers, as applicable, a natural disaster, a cyber attack or other unanticipated problems that lead to outages or the corruption or loss of data at our or their facilities could have a material adverse effect on our business, financial condition and results of operations.

The statements regarding our industry, market positions and market share in this prospectus are based on our management's estimates and assumptions. While we believe such statements are reasonable, such statements have not been independently verified.

Information contained in this prospectus concerning the beverage grade CO2 industry, our general expectations concerning this industry and our market positions and other market share data regarding the industry are based on estimates our management prepared using market research sourced from Technomic, Inc., anecdotal data from our customers, results of our operations and management's past experience as well as assumptions made by our management, based on its knowledge of our industry, all of which we believe to be reasonable. These estimates and assumptions are inherently subject to uncertainties and may prove to be inaccurate. In addition, we have not independently verified the information from any third-party source and thus cannot guarantee its accuracy or completeness, although management also believes such information to be reasonable. If our estimates and outlook

Risk factors

concerning the industry, our market positions or our market shares turn out to be incorrect it could have a material adverse affect on our business, financial condition and results of operations.

RISKS RELATED TO THIS OFFERING OF OUR COMMON STOCK

An active, liquid and orderly trading market for our common stock may not develop or be maintained, which could limit your ability to sell shares of our common stock.

Prior to the consummation of this offering, there has not been a public market for our common stock since 2008. Although we intend to apply to list our common stock on The New York Stock Exchange, or the NYSE, an active public market for our shares may not develop or be sustained after this offering. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters, and may not be indicative of the market price at which shares of our common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell your shares of our common stock at or above the initial public offering price.

The market price of our common stock may be volatile, which could cause the value of your investment to decline or could subject us to securities class action litigation.

Even if a trading market develops, the market price of shares of our common stock could be subject to wide fluctuations in response to the many risk factors listed in this section and others beyond our control, including:

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variations in our quarterly operating results;

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our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

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sales of our common stock by our principal stockholder;

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our dividend policy;

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actions by our competitors;

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changes in applicable government and environmental regulations; or

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general economic and market conditions.

Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of shares of our common stock to decline. If the market price of a share of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Risk factors

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock may be influenced by the research and other reports that industry or securities analysts may publish about us or our business. We do not currently have any and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are a "controlled company," controlled by the Aurora Entities, whose interest in our business may be different from ours and yours.

Immediately after the consummation of this offering, pursuant to proxies and voting agreements, the Aurora Entities will have the right to vote or direct the vote of approximately         % (or         % if the underwriters exercise their over-allotment option in full) of our voting power. See "Certain relationships and related party transactions—Related Party Transactions—Securityholders agreement—Proxy and Voting Arrangements." Consequently, the Aurora Entities will, and will for the foreseeable future continue to, be able to influence or control the election and removal of our directors and our corporate and management policies, including virtually all matters requiring stockholder approval, such as potential mergers or acquisitions, asset sales, payment of dividends and other significant corporate transactions. This concentration of ownership may delay or deter possible changes in control of our company, which may reduce the value of your investment. We cannot assure you that the interests of the Aurora Entities will coincide with the interests of our other holders of common stock. See "Certain relationships and related party transactions—Related Party Transactions—Securityholders agreement." In addition, because of the equity ownership of the Aurora Entities, we are considered a "controlled company" for the purposes of NYSE listing requirements. As such, we are exempt from the NYSE's corporate governance requirements that our Board of Directors, our Compensation Committee and our Nominating and Governance Committee meet the standard of independence established by those corporate governance requirements. Upon consummation of this offering, we will rely on this exemption, and will not have the full independence required under the NYSE's corporate governance standards for issuers that are not controlled companies. The NYSE independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. It is possible that the interests of the Aurora Entities may in some circumstances conflict with our interests and the interests of our other stockholders.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after the consummation of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon consummation of this offering, we will have         shares of common stock outstanding. The         shares of our common stock sold in this offering, as well as any shares disposed of upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining shares of common stock outstanding after this offering will be available for sale subject to, and in accordance with, the provisions of the Securities Act and the rules and regulations promulgated

Risk factors

thereunder and to the extent applicable, any lock-up agreements that we, our officers, directors, employees and stockholders enter into. As any resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, pursuant to certain provisions of our securityholders agreement that will remain in effect after the consummation of this offering, all securityholders who are parties to the securityholders agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock, and certain securityholders are entitled to demand registration of their shares. See "Certain relationships and related party transactions—Securityholders agreement." Registration of any such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

As a new investor, you will experience immediate and substantial dilution.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value of the shares they purchase. Because our common stock was originally sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $         per share in net tangible book value. The exercise of outstanding options, 5,856.8 of which are outstanding and exercisable as of April 15, 2010, may result in further dilution. See "Dilution."

Since only a portion of the proceeds from this offering will be used to grow our business, the value of your investment in our common stock could be negatively impacted.

We intend to use the net proceeds of this offering to redeem preferred equity, in addition to raising primary proceeds for growth capital. See "Use of proceeds." We do not intend to use all of the proceeds from this offering to grow our business, which could negatively impact the value of your investment in our common stock.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to you.

Provisions in our certificate of incorporation and bylaws that we intend to adopt prior to the consummation of this offering may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

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the absence of cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election;

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the ability of our Board of Directors to issue preferred stock with voting rights or with rights senior to those of our common stock without any further vote or action by the holders of our common stock;

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the division of our Board of Directors into three separate classes serving staggered three-year terms;

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the ability of our stockholders to remove our directors is limited to cause and only by the vote of at least 66 2/3% of the outstanding shares of our common stock;

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the prohibition on our stockholders from acting by written consent and calling special meetings;

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the requirement that our stockholders provide advance notice when nominating director candidates or proposing business to be considered by the stockholders at an annual meeting of stockholders; and

Risk factors

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the requirement that our stockholders must obtain a 66 2/3% vote to amend or repeal certain provisions of our certificate of incorporation.

We are also subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. See "Description of capital stock." These provisions could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

If we are unable to assess favorably the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, beginning with our Annual Report on Form 10-K for the fiscal year ending June 30, 2011, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot timely and favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal control over financial reporting, investor confidence and our stock price could decline.

We do not anticipate paying any dividends for the foreseeable future.

Although the agreements governing our indebtedness do not directly restrict our ability to do so, we do not anticipate paying any dividends to our stockholders for the foreseeable future. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

We could incur increased costs as a result of being a publicly-traded company.

As a company with publicly-traded securities, we could incur significant legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, as well as rules promulgated by the SEC and the NYSE, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations may increase our legal and financial compliance costs.

Cautionary statement regarding
forward-looking statements

This prospectus includes statements that are, or may be deemed to be, forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, its negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe the forward- looking statements contained in this prospectus are reasonable, we caution prospective investors in our common stock that forward-looking statements are not guarantees of future performance and that our actual results may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if actual results are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

The following list represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

–>
the uncertainty of future operating results;

–>
lack of product diversity, continued market acceptance by the fountain beverage market of our bulk CO2 equipment and consumer preference for carbonated beverages;

–>
failure to successfully implement our acquisition strategy;

–>
the competitiveness of the fountain beverage carbonation market and our inability to respond to various competitive factors;

–>
failure to retain our existing leadership team;

–>
failure to find suitable replacements if our current suppliers refuse to or otherwise do not provide services to us;

–>
the pricing and availability of beverage grade CO2 and other raw materials and shortages or increases in the prices thereof, or an increase in the cost of fuel;

–>
poor performance of our new products;

–>
seasonality of fountain beverage consumption;

–>
reduced demand for some fountain beverages due to increased obesity and other health concerns;

–>
a casualty loss beyond the limits of our insurance coverage;

–>
risks associated with litigation and claims;

–>
failure to comply with governmental regulations governing the beverage grade gases business;

–>
the business, credit, financial and other risks of customers;

Cautionary statement regarding forward-looking statements

–>
any collateral impact resulting from the ongoing worldwide financial "downturn," including global capital and credit market issues and any impacts on other participants in our industry;

–>
extraordinary events such as terrorist attacks, acts of war or extreme weather conditions;

–>
the interests of the Aurora Entities;

–>
loss or impairment of important intellectual property rights;

–>
our reliance on technology; and

–>
the impact of our indebtedness on the operation of our business, including the impact of our securitization structure.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in "Risk factors" and elsewhere in this prospectus.

We will not undertake and specifically disclaim any obligation or undertaking to publicly release the results of any revisions that may be made to any forward-looking statements contained in this prospectus to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. In addition, it is our general policy not to make any specific projections as to future earnings and we do not endorse any projections regarding future performance that may be made by third-parties.

Use of proceeds

We estimate that we will receive net proceeds from this offering (after deducting underwriting discounts and commissions and our estimated offering expenses) of approximately $             million ($             million if the underwriters exercise their over-allotment option in full), based upon an assumed initial public offering price of $         per share, the mid-point of the offering range indicated on the cover of this prospectus.

From the net proceeds to us from this offering we expect to use approximately:

–>
$             million for the aggregate redemption price for all outstanding shares of our Series A preferred stock and our Series B preferred stock, which includes all accrued and unpaid dividends; and

–>
$             million for general corporate purposes, including funding future growth and acquisitions.

The fees and expenses of this offering include $             million paid to Aurora Management Partners LLC, a Delaware limited liability company and affiliate of Aurora Capital Group, or AMP, in connection with the amendment and restatement of our Amended and Restated Management Services Agreement, or the Management Services Agreement. See "Certain relationships and related party transactions—Related Party Transactions—Management services agreement." Certain of our affiliates who hold shares of our preferred stock, as described in greater detail in footnote 1 to the table included in the section entitled "Principal stockholders," will also receive payments in connection with our redemption of all outstanding preferred stock. See "Certain relationships and related party transactions—Related Party Transactions—Redemption of series A preferred stock and series B preferred stock."

Dividend policy

During fiscal years 2008 and 2009, and for the six months ended December 31, 2008 and 2009, we did not declare or pay any cash dividends on our common stock. We do not anticipate paying any dividends to our stockholders for the foreseeable future. However, the agreements governing our indebtedness do not restrict our ability to pay dividends except in the case of an early amortization event or event of default under the Securitization Indenture in which case they do restrict the ability of the Securitization Entities to distribute cash to us. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. While we intend to re-evaluate this policy as circumstances warrant, any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

Capitalization

The following table sets forth, as of December 31, 2009, our cash and cash equivalents and capitalization:

–>
on an actual basis;

–>
on an as adjusted basis to give effect to:

–>
the filing of our second amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering, and that will provide for, among other things, the authorization of             shares of common stock and             shares of preferred stock and a         for one stock split;

–>
the fee payable pursuant to the amendment of our Management Services Agreement in connection with this offering;

–>
the receipt of net proceeds from the sale of             shares of common stock by us in this offering at an assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

–>
the redemption of our preferred stock, including the accrued and unpaid dividends thereon through                        , 2010 (    days following the consummation of this offering), the anticipated redemption date, for a total of $             million.

This table should be read together with the sections entitled "Use of proceeds," "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2009
	Actual	As adjusted

	(in thousands, except share and per share data)
Cash and cash equivalents	$7,924
Restricted cash	18,014

Total cash	$25,938

Indebtedness:
7.25% Fixed Rate Series 2008-1 Senior Note, Class A-1	$280,000
9.75% Fixed Rate Series 2008-1 Subordinated Note, Class B-1	75,000
Series 2008-1 Variable Funding Senior Note, Class A-2	6,540
Original issue discount	(19,578)

Total indebtedness	341,962
Redeemable stock and stockholders' equity
Preferred Stock, Series A, par value $0.01 per share, 11,000 shares authorized, 10,018.088 shares outstanding	100,181	—
Preferred Stock, Series B, par value $0.01 per share, 2,500 shares authorized, 1,965.4 shares outstanding	19,654	—
Common Stock, par value $0.01 per share, 200,000 shares authorized, 119,849.888 shares outstanding	1
Additional paid-in capital	121,576
Accumulated deficit	(15,810)

Total shareholders' equity	105,767

Total capitalization	$447,729

Dilution

If you purchase shares of our common stock, you will experience immediate and substantial dilution. Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering will exceed the net tangible book value per share of our common stock after the offering. Net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by shares of our common stock outstanding, as of that date. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2009. After giving effect to this offering, our as adjusted net tangible book value as of December 31, 2009 would have been $             , or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to the existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share at December 31, 2009	$
Increase in net tangible book value per share attributable to new investors	$
Adjusted net tangible book value per share	$
Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease our net tangible book value by $             , the net tangible book value per share after the consummation of this offering by $             and the dilution per share to new investors by $             , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we sell in this offering will increase or decrease our net proceeds by such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses.

The following table summarizes, on the same as adjusted basis as of December 31, 2009, the total number of shares of common stock purchased from us or, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Total shares			Total consideration
Average price per share
	Number	%		Amount	%

				$			$
Existing stockholders			%			%
New Investors
Total			%			%

Unaudited pro forma combined financial data

The following supplemental unaudited pro forma combined statement of operations for the combined fiscal year ended June 30, 2008 has been developed by applying pro forma adjustments to the historical audited consolidated financial statements for periods ended July 1, 2007 to May 28, 2008 (Predecessor) and May 29, 2008 to June 30, 2008 (Successor) and fiscal year ended June 30, 2009 (Successor) and pro forma period July 1, 2007 to June 30, 2008 provided elsewhere in this prospectus.

The unaudited pro forma combined statement of operations gives effect to the Acquisition that occurred May 28, 2008 as if it had occurred on July 1, 2007 and includes all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the results of operations for the period July 1, 2007 to June 30, 2008. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma combined statement of operations. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma combined statement of operations is presented for informational purposes only. The unaudited pro forma combined statement of operations does not purport to represent what our actual combined results of operations would have been had the Acquisition actually occurred on the date indicated, nor is it necessarily indicative of future combined results of operations. The unaudited pro forma combined statement of operations should be read in conjunction with the information contained in "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and the audited combined financial statements and the related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma combined statement of operations.

Unaudited pro forma combined financial data

	Predecessor	Successor			Pro forma
Selected income statement data:	Period From July 1, 2007 to May 28, 2008	Period From May 29, 2008 to June 30, 2008	Adjustments		Combined fiscal year ended June 30, 2008

					(unaudited)
	(in thousands except per share data)
Total revenues	$127,267	$12,468	$—		$139,735
Cost of distribution services, excluding depreciation and amortization	63,440	6,481	—		69,921

Gross profit, excluding depreciation and amortization	63,827	5,987	—		69,814
Selling, general and administrative	26,889	1,812	1,123	(1)	29,824
Depreciation and amortization	18,529	2,096	10,468	(2)	31,093
Loss on asset disposal	2,877	225			3,102

Operating income	15,532	1,854	(11,591)		5,795
Interest expense, net	1,863	3,270	31,020	(3)	36,153

Income (loss) before income taxes	13,669	(1,416)	(42,611)		(30,358)
Provision for (benefit from) income taxes	5,380	(522)	(15,911	)(4)	(11,053)

Net income (loss)	8,289	(894)	(26,700)		(19,305)

Dividends on preferred stock		(911)			(911)

Net (loss) Income attributable to common shareholders	$8,289	$(1,805)	$(26,700)		$(20,216)

Net income (loss) per basic common share	$0.56	$(18.27)			$(195.40)

Net income (loss) per diluted common share	$0.55	$(18.27)			$(195.40)

Weighted average shares outstanding—basic	14,805	98.8			98.8

Weighted average shares outstanding—diluted	15,200	98.8			98.8

See Accompanying Notes to the Unaudited Pro Forma Combined Statement of Operations

(1)
Represents increase in expenses for sponsor management fees of $0.9 million, trustee fees of $0.1 and replacement management fees and debt related agency fees of $0.1 million incurred as a result of the transaction.

(2)
Represents the increase in depreciation and amortization expenses related to fair value adjustments to tangible and long lived intangible assets with definite lives assuming the transaction occurred at July 1, 2008. These assets are amortized or depreciated on a straight line basis over their estimated useful lives.

(3)
Represents the net increase in interest expense ($24.0 million increase in interest expenses, plus $7.1 million in increase in original issue discount amortization, partially offset by $0.1 million of interest income).

(4)
Represents the income tax effect of the pro forma adjustment at a rate of 37.34%. This represents the effective federal and state tax rate in effect as of the date of pro forma, July 1, 2008.

Selected consolidated financial data

The following table sets forth our selected consolidated financial data as of and for the fiscal year ended June 30, 2007 (Predecessor), and for the period from July 1, 2007 to May 28, 2008 (Predecessor) and for the period from May 29, 2008 to June 30, 2008 (Successor) and for the year ended June 30, 2009 (Successor) and are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data as of June 30, 2005 and 2006 and for the fiscal years ended June 30, 2005 and 2006 are derived from our historical financial statements and are not included in this prospectus. The selected consolidated financial data as of and for the six months ended December 31, 2008 and 2009 are derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

In the opinion of management, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

In May 2008, affiliates of Aurora Capital Group and members of our management formed NuCO2 Inc., originally named NuCO2 Parent Inc., to acquire all of the capital stock of NuCO2 Florida Inc., previously known as NuCO2 Inc. The Company in all periods prior to May 28, 2008 is referred to as "Predecessor" and in all periods including and after such date is referred to as "Successor."

The consolidated financial statements for all Successor periods may not be comparable to those of the Predecessor periods. You should read the selected consolidated financial data presented on the following pages in conjunction with our consolidated financial statements and related notes appearing

Selected consolidated financial data

elsewhere in this prospectus as well as the sections entitled "Risk factors" and "Management's discussion and analysis of financial condition and results of operations."

	Predecessor				Successor
Selected income statement data:	Fiscal year ended June 30, 2005	Fiscal year ended June 30, 2006	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

							(unaudited)
	(in thousands except per share amounts)
Total revenues	$97,340	$116,196	$130,128	$127,267	$12,468	$156,125	$76,074	$83,739
Cost of distribution services, excluding depreciation and amortization	43,669	52,483	62,549	63,440	6,481	72,314	36,581	37,331

Gross profit, excluding depreciation and amortization	53,671	63,713	67,579	63,827	5,987	83,811	39,493	46,408
Selling, general and administrative	17,020	24,146	28,521	26,889	1,812	29,248	13,684	14,967
Depreciation and amortization	16,484	18,333	20,059	18,529	2,096	34,734	16,113	16,296
Loss on asset disposal	1,332	1,733	2,260	2,877	225	2,089	968	1,070

Operating income	18,835	19,501	16,739	15,532	1,854	17,740	8,728	14,075
Loss on early extinguishment of debt and financing fees and expenses	5,817	—	—	—	—	—	—	—
Unrealized (loss) on financial instrument	—	(177)	—	—	—	—	—	—
Interest expense, net	6,985	1,989	2,207	1,863	3,270	36,307	17,997	18,456

Income (loss) before income taxes	6,033	17,689	14,532	13,669	(1,416)	(18,567)	(9,269)	(4,381)
Provision for (benefit from) income taxes	(19,558)	7,341	6,893	5,380	(522)	(6,591)	(3,248)	(1,441)

Net income (loss)	25,591	10,348	7,639	8,289	(894)	(11,976)	(6,021)	(2,940)

Dividends on preferred stock	—	—	—	—	(911)	(11,232)	(5,129)	(6,744)
Net income (loss) attributable to common shareholders	$25,591	$10,348	$7,639	$8,289	$(1,805)	$(23,208)	$(11,150)	$(9,684)

Net income (loss) per basic common share	$1.98	$0.67	$0.49	$0.56	$(18.27)	$(217.71)	$(111.50)	$(80.83)
Net income (loss) per diluted common share	$1.79	$0.65	$0.48	$0.55	$(18.27)	$(217.71)	$(111.50)	$(80.83)
Weighted average shares outstanding—basic	12,808	15,427	15,593	14,805	98.8	106.6	100.0	119.8
Weighted average shares outstanding—diluted	14,295	15,997	15,886	15,200	98.8	106.6	100.0	119.8

	Predecessor				Successor
Selected cash flow data:	Fiscal year ended June 30, 2005	Fiscal year ended June 30, 2006	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

							(unaudited)
	(dollars in thousands)
Cash flows provided by operating activities	$29,651	$33,578	$42,774	$43,392	$5,771	$26,118	$6,467	$13,427

Maintenance capital expenditures	(4,981)	(5,938)	(3,042)	(4,593)	(656)	(9,314)	(4,807)	(5,297)
Growth capital expenditures	(16,634)	(26,190)	(20,394)	(15,226)	(1,294)	(11,643)	(4,254)	(7,667)
Acquisitions	(17,172)	(9,543)	—	—	(478,299)	(44,390)	(44,398)	(1,428)
Other investing cash flows	6	(11)	54	39	—	8	4	20

Cash flows used in investing activities	(38,781)	(41,682)	(23,382)	(19,780)	(480,249)	(65,339)	(53,455)	(14,372)

Cash flows provided by (used in) financing activities	9,593	7,477	(19,390)	(23,911)	478,545	44,481	47,637	(502)

Selected consolidated financial data

	Predecessor				Successor
Selected other data:	Fiscal year ended June 30, 2005	Fiscal year ended June 30, 2006	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

							(unaudited)
	(in thousands except customer and per customer data)
EBITDA(1)(2)	$35,319	$37,834	$36,798	$34,061	$3,950	$52,474	$24,841	$30,371
Adjusted EBITDA(2)(3)	$36,651	$42,865	$43,252	$42,332	$4,402	$57,710	$27,520	$32,732
Number of customer locations serviced at period end	99,000	113,000	115,500	117,000	117,000	129,000	128,000	132,000
Average customer locations serviced during the period	91,000	105,000	115,000	116,000	117,000	123,000	119,000	130,000
Average revenues per customer location	$1,070	$1,107	$1,132			$1,269	$639	$644
Average gross profit, excluding depreciation and amortization, per customer location	$590	$607	$588			$681	$332	$357

	Predecessor			Successor
Selected balance sheet data:	As of June 30, 2005	As of June 30, 2006	As of June 30, 2007	As of June 30, 2008	As of June 30, 2009	As of December 31, 2008	As of December 31, 2009

						(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$968	$341	$343	$4,111	$9,371	$4,760	$7,924
Restricted cash	—	—	—	19,442	17,787	17,367	18,104
Total assets	173,132	199,707	190,838	560,479	656,287	658,571	653,076
Total debt	32,000	35,450	34,750	332,253	339,871	341,501	341,962
Preferred stock (not including accrued dividends)	—	—	—	99,770	119,835	119,175	119,835	(4)
Total shareholders' equity	129,184	146,924	139,892	98,917	108,111	112,881	105,767

(1)
For our definition of EBITDA and a discussion of why we consider it useful, see the section entitled "Summary consolidated and pro forma combined financial data—Discussion of EBITDA and Adjusted EBITDA."

(2)
The following table presents a reconciliation of net income to EBITDA and Adjusted EBITDA, for each of the periods indicated:

	Predecessor				Successor
Reconciliation of EBITDA and adjusted EBITDA to net income:	Fiscal year ended June 30, 2005	Fiscal year ended June 30, 2006	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

							(unaudited)
	(dollars in thousands)
Net income (loss)	$25,591	$10,348	$7,639	$8,289	$(894)	$(11,976)	$(6,021)	$(2,940)
Interest expense, net	6,985	1,989	2,207	1,863	3,270	36,307	17,997	18,456
Depreciation and amortization	16,484	18,333	20,059	18,529	2,096	34,734	16,113	16,296
Provision for (benefit from) income taxes	(19,558)	7,341	6,893	5,380	(522)	(6,591)	(3,248)	(1,441)
Loss on early extinguishment of debt and financing fees and expenses	5,817	—	—	—	—	—	—	—
Unrealized (loss) on financial instrument	—	(177)	—	—	—	—	—	—

EBITDA	$35,319	$37,834	$36,798	$34,061	$3,950	$52,474	$24,841	$30,371
Loss on asset disposal	1,332	1,733	2,260	2,877	225	2,089	968	1,070
Stock option expenses	—	3,298	4,194	4,361	41	1,105	580	596
Sponsor management fees and expenses	—	—	—	—	83	1,211	661	558
Debt-related administration fees	—	—	—	—	15	216	116	86
Acquisition related costs	—	—	—	1,033	88	615	354	51

Adjusted EBITDA	$36,651	$42,865	$43,252	$42,332	$4,402	$57,710	$27,520	$32,732

(3)
For our definition of Adjusted EBITDA and a discussion of why we consider it useful, see the section entitled "Summary consolidated and pro forma combined financial data—Discussion of EBITDA and Adjusted EBITDA."

(4)
Total value of accrued and unpaid dividends as of December 31, 2009 was $18.2 million.

Management's discussion and analysis
of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations for the six months ended December 31, 2008 and 2009, and for the fiscal year ended June 30, 2007 (Predecessor) and periods from July 1, 2007 to May 28, 2008 (Predecessor) and May 29, 2008 to June 30, 2008 (Successor) and the fiscal year ended June 30, 2009 (Successor) and pro forma combined fiscal year ended June 30, 2008 should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section entitled "Risk factors" for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

 OVERVIEW

Our company

We are the leading national provider of fountain and draught beverage carbonation solutions to the restaurant and hospitality industry. Our solutions combine equipment for the storage, blending and dispensing of beverage grade CO2 and N2 gases, with continuous, unprompted beverage gas supply service to customer locations via long-term agreements. Our equipment, in combination with our gas supply solutions, is designed to ensure uninterrupted fountain and draught beer beverage carbonation for our customers. Our customers are primarily QSRs and also include other restaurant chains, bars, convenience store chains and sports and entertainment venues.

Our fountain beverage solutions primarily consist of our bulk CO2 solutions for high beverage volume locations and our newly-introduced Mini-Bulk solutions for moderate beverage volume locations. We complement our bulk CO2 and Mini-Bulk fountain beverage solutions with our newly introduced customized draught beer carbonation systems, including the XactmiX beverage control system and XactN2 nitrogen generator.

Revenues

Currently, the majority of our revenues are derived from our beverage carbonation solutions for high beverage volume locations. We offer our beverage carbonation solutions through three types of service plans: the Budget Plan, the Equipment Lease and Product Purchase Plan and the Fill Plan. Our Budget Plan customers pay us a flat monthly fee for both the lease of our equipment and our continuous beverage grade CO2 supply services up to an annual consumption cap, whereas our Equipment Lease and Product Purchase Plan customers pay us a flat monthly equipment lease fee, while purchasing beverage grade CO2 from us on a per pound supplied basis. Our Fill Plan customers own their own fountain beverage carbonation equipment and purchase beverage grade CO2 from us on a per pound supplied basis. For the twelve months ended December 31, 2009, our average annual revenues generated by plan were:

Budget Plan	58%
Equipment Lease and Product Purchase Plan	29%
Fill Plan	13%

Our continued revenue growth is largely dependent on our ability to continue to increase the number of served customer locations through organic growth and acquisitions, our ability to increase our prices and the successful penetration of our Mini-Bulk and draught beer beverage carbonation

Management's discussion and analysis of financial condition and results of operations solutions. Therefore, we closely monitor customer bookings and attrition for the above referenced plan types. We periodically acquire customer portfolios given our dense nationwide footprint and the minimal incremental fixed cost and low integration complexity associated with acquired contractual revenues. Because these acquisitions typically occur during the course of a fiscal period, our reported revenues for the period may not reflect the impact of all acquired portfolios during the period and may lag in comparison to the reported number of customer locations serviced at period end.

Costs of distribution services and selling, general and administrative expense

Cost of distribution services, excluding depreciation and amortization, is primarily comprised of purchased beverage grade CO2, drivers' and technicians' wages and benefits and vehicle related expenses required to service our customers. Continued gross profit growth is largely dependent on our ability to continue to pass along cost increases for beverage grade CO2 and other raw materials (which is currently contractually provided for) as well as our ability to continue to minimize our distribution costs, whether by improved productivity, increased customer density or otherwise.

Selling, general and administrative expense consist of executive wages and benefits, dispatch and communications costs, as well as expenses associated with marketing, administration, accounting and employee training.

Our business model requires the installation of our equipment at each new customer location at the inception of the relationship. We incur considerable depreciation and amortization expenses over the life of each customer relationship stemming from both the depreciation of our gas storage and dispensing equipment and also from the related installation costs and the amortization of sales commissions, deferred financing costs and other intangible assets. An increase in acquired customer portfolios will also increase our depreciation and amortization expenses.

RESULTS OF OPERATIONS

We assess results of operations by monitoring and managing several key metrics pertinent to our business. These include, but are not limited to, total revenues, revenues derived from customer locations, revenues per customer, gross profit percentages, total operating expenses, operating income, and non-GAAP measures such as EBITDA and Adjusted EBITDA. See "Summary consolidated and pro forma combined financial data—Discussion of EBITDA and Adjusted EBITDA."

In comparing our historical revenues and costs over prior periods, comparability of some line items are significantly affected by the Acquisition. For instance, depreciation and amortization is higher in more recent periods due to the Acquisition as a result of the increased valuation of depreciable and amortizable tangible and intangible assets. Also, interest expense is shown to increase significantly in recent periods as a result of the Acquisition and its related increase of long-term debt of approximately $355 million. Finally, provisions for income taxes will be similarly affected in periods following the Acquisition due to the higher interest costs that create a taxable loss position for the Company. These affected items are expected to continue at current levels in subsequent periods, excluding any new acquisitions we may make in such future periods.

The following table sets forth, for the periods presented, the consolidated statements of operations of NuCO2 Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. In the table below and throughout this "Management's discussion and analysis of financial condition and results of operations," consolidated statements of operations data for the fiscal year ended June 30, 2007 (Predecessor) and periods from July 1, 2007 to May 28, 2008 (Predecessor) and May 29, 2008 to June 30, 2008 (Successor) and fiscal year ended June 30, 2009 (Successor) and pro forma combined fiscal year ended June 30, 2008 have been derived from our audited consolidated financial statements. For purposes of comparison, consolidated statements of operations data is also

Management's discussion and analysis of financial condition and results of operations presented on a pro forma basis for the twelve-month period ended June 30, 2008. See "Unaudited pro forma combined financial data." The consolidated statements of operations data for the six months ended December 31, 2008 and 2009 have been derived from our unaudited interim condensed consolidated financial statements. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor		Successor	Pro forma	Successor
Selected financial data:	Fiscal year ended June 30, 2007	July 1, 2007 to May 27, 2008	May 28, 2008 to June 30, 2008	Combined fiscal year ended June 30, 2008	Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

				(unaudited)		(unaudited)
	(dollars in thousands except per share amounts)
Total revenues	$130,128	$127,267	$12,468	$139,735	$156,125	$76,074	$83,739
Cost of distribution services, excluding depreciation and amortization	62,549	63,440	6,481	69,921	72,314	36,581	37,331

Gross profit, excluding depreciation and amortization	67,579	63,827	5,987	69,814	83,811	39,493	46,408
Selling, general and administrative	28,521	26,889	1,812	29,824	29,248	13,684	14,967
Depreciation and amortization	20,059	18,529	2,096	31,093	34,734	16,113	16,296
Loss on asset disposal	2,260	2,877	225	3,102	2,089	968	1,070

Operating income	16,739	15,532	1,854	5,795	17,740	8,728	14,075
Interest expense, net	2,207	1,863	3,270	36,153	36,307	17,997	18,456

Income (loss) before income taxes	14,532	13,669	(1,416)	(30,358)	(18,567)	(9,269)	(4,381)
Provision for (benefit from) income taxes	6,893	5,380	(522)	(11,053)	(6,591)	(3,248)	(1,441)

Net income (loss)	7,639	8,289	(894)	(19,305)	(11,976)	(6,021)	(2,940)

Dividends on preferred stock	—	—	(911)	(911)	(11,232)	(5,129)	(6,744)
Net income (loss) attributable to common shareholders	$7,639	$8,289	$(1,805)	$(20,216)	$(23,208)	$(11,150)	$(9,684)

Net income (loss) per basic common share	$0.49	$0.56	$(18.27)	$(195.40)	$(217.71)	$(111.50)	$(80.83)
Net income (loss) per diluted common share	$0.48	$0.55	$(18.27)	$(195.40)	$(217.71)	$(111.50)	$(80.83)
Weighted average shares outstanding—basic	15,593	14,805	98.8	98.8	106.6	100.0	119.8
Weighted average shares outstanding—diluted	15,886	15,200	98.8	98.8	106.6	100.0	119.8

Management's discussion and analysis of financial condition and results of operations

The following table sets forth, for the periods indicated, the percentage relationship that certain items in our consolidated statement of operations bear to total revenues:

				Pro forma
	Predecessor		Successor		Successor
				Combined fiscal year ended June 30, 2008
Selected financial data (percentage of revenues):	Fiscal year ended June 30, 2007	July 1, 2007 to May 27, 2008	May 28, 2008 to June 30, 2008		Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of distribution services, excluding depreciation and amortization	48.1%	49.8%	52.0%	50.0%	46.3%	48.1%	44.6%

Gross profit, excluding depreciation and amortization	51.9%	50.2%	48.0%	50.0%	53.7%	51.9%	55.4%
Selling, general and administrative	21.9%	21.1%	14.5%	21.3%	18.7%	18.0%	17.9%
Depreciation and amortization	15.4%	14.6%	16.8%	22.3%	22.2%	21.2%	19.5%
Loss on asset disposal	1.7%	2.3%	1.8%	2.2%	1.3%	1.3%	1.3%

Operating income	12.9%	12.2%	14.9%	4.1%	11.4%	11.5%	16.8%
Interest expense, net	1.7%	1.5%	26.2%	25.9%	23.3%	23.7%	22.0%

Income (loss) before income taxes	11.2%	10.7%	-11.4%	-21.7%	-11.9%	-12.2%	-5.2%
Provision for (benefit from) income taxes	5.3%	4.2%	-4.2%	-7.9%	-4.2%	-4.3%	-1.7%

Net income (loss)	5.9%	6.5%	-7.2%	-13.8%	-7.7%	-7.9%	-3.5%

Six months ended December 31, 2009 compared to the six months ended December 31, 2008

Total Revenues.    Total revenues increased by $7.6 million, or 10.0%, from $76.1 million for the six months ended December 31, 2008 to $83.7 million for the six months ended December 31, 2009. The increase in revenues of $7.6 million was driven by $6.3 million of acquisition related growth, $3.7 million of organic revenue growth, partially offset by lowered cost reimbursement of $2.3 million.

	Six months ended December 31, 2009 vs. six months ended December 31, 2008
	$ Change	% Change

	(in thousands)
Organic	3,667	4.8%
Acquisitions	6,303	8.3%
Cost pass-through	(2,305)	(3.0)%

Total period over period change	$7,665	10.1%

Cost of Distribution Services, Excluding Depreciation and Amortization.    Cost of distribution services, excluding depreciation and amortization, increased $0.7 million from $36.6 million for the six

Management's discussion and analysis of financial condition and results of operations months ended December 31, 2008 to $37.3 million for the six months ended December 31, 2009, while gross profit increased as percentage of total revenues from 51.9% to 55.4%. The increase in gross profit margin as a percentage of total revenues was driven largely by incremental leverage from the addition of acquired customer locations, selling price increases, and raw material cost savings.

Selling, General and Administrative Expense.    Selling, general and administrative expense increased by $1.3 million, or 9.5%, from $13.7 million for the six months ended December 31, 2008 to $15.0 million for the six months ended December 31, 2009. The increase was primarily due to an increase in salary and related expenses due to an increase in administrative headcount and organizational strengthening for the period. Selling, general and administrative expense remained relatively constant as a percentage of total revenues at 18.0% for the six months ended December 31, 2008 and 17.9% for the six months ended December 31, 2009.

Depreciation and Amortization.    Depreciation and amortization increased $0.2 million from $16.1 million for the six months ended December 31, 2008 to $16.3 million for the six months ended December 31, 2009. The $0.2 million increase was primarily related to increases in the amortization of intangible assets, such as customer lists, including those acquired in connection with the acquisition of nexAir, LLC in December 2008. As a percentage of total revenues, depreciation and amortization expense decreased from 21.2% for the six months ended December 31, 2008 to 19.5% for the six months ended December 31, 2009.

Loss on Asset Disposal.    Loss on asset disposal increased slightly from $1.0 million for the six months ended December 31, 2008 to $1.1 million for the six months ended December 31, 2009. These costs result primarily from expensing the remaining unamortized portion of deferred lease acquisition costs and initial installations expenses as tanks and related equipment is removed from customer locations we no longer service.

Interest Expense.    Interest expense increased from $18.0 million for the six months ended December 31, 2008 to $18.5 million for the six months ended December 31, 2009. The increase in interest expense was consistent with the Company's average debt outstanding. The effective interest rate of our debt increased slightly from 10.7% for the six months ended December 31, 2008 to 10.8% for the six months ended December 31, 2009.

Provision for Income Taxes.    During the six months ended December 31, 2008 and 2009, we recognized a tax benefit of $3.2 million and $1.4 million, respectively. However, while we anticipate continuing to recognize a full tax provision in future periods, we expect to pay only alternative minimum tax and state/local taxes until such time that federal net operating loss carryforwards are fully utilized. As of June 30, 2009, we had net operating loss carryforwards for federal income tax purposes of $103.4 million and for state income tax purposes in varying amounts, expiring through June 2025. As a result of the Acquisition, our federal net operating loss carry-forwards are subject to an annual limitation. In the future, if we were to undergo another "ownership change" for U.S. federal income tax purposes, our ability to use our pre-ownership change federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation generally equal to the product of our equity value and the applicable long term tax-exempt rate at the time of the future ownership change which under certain circumstances may prevent us from being able to utilize a portion of such loss carryforwards in future tax periods and may reduce after-tax cash flow.

Management's discussion and analysis of financial condition and results of operations

 RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED JUNE 30, 2009, THE PRO FORMA COMBINED FISCAL YEAR ENDED JUNE 30, 2008 AND THE FISCAL YEAR ENDED JUNE 30, 2007

Fiscal year ended June 30, 2009 compared to pro forma combined fiscal year ended June 30, 2008

Total revenues.    Total revenues increased by $16.4 million, or 11.7%, from $139.7 million in pro forma combined fiscal year 2008 to $156.1 million in fiscal year 2009. The increase in revenues of $16.4 million was driven by $6.1 million of acquisition related revenues, $9.9 million from organic revenue growth, and $0.3 million of increased cost pass through.

	Fiscal year ended June 30, 2009 vs. pro forma combined fiscal year ended June 30, 2008
	$ Change	% Change

	(in thousands)
Organic	9,934	7.1%
Acquisitions	6,108	4.4%
Cost pass-through	348	0.2%

Total period over period change	$16,390	11.7%

Cost of Distribution Services, Excluding Depreciation and Amortization.    Cost of distribution services, excluding depreciation and amortization, increased $2.4 million, or 3.4%, from $69.9 million for the pro forma combined fiscal year ended June 30, 2008 to $72.3 million for the fiscal year ended June 30, 2009, while decreasing as a percentage of total revenues from 50.0% to 46.3%, respectively. The increase of $2.4 million was primarily related to an increase of $1.9 million in CO2 costs, due to increased volume to support the increased customer locations, and an increase of $4.9 million in driver's and technician's wages and benefits due to increased headcount hired to support the increased customer locations. These increases were partially offset by a $4.1 million decrease in refurbishment expenses, due to a change in accounting policy. Specifically, prior to the Acquisition, we expensed refurbishment costs even though these refurbishments extend the life of the tank. Please see Note 5 to the audited consolidated financial statements for more information.

Selling, General and Administrative Expense.    Selling, general and administrative expense decreased by 2.0%, or $0.6 million, from $29.8 million in pro forma combined fiscal year 2008 to $29.2 million in fiscal year 2009. Selling, general and administrative expense decreased as a percentage of total revenues from 21.3% to 18.7%.

Depreciation and Amortization.    Depreciation and amortization increased $3.6 million, or 11.6%, from $31.1 million in the pro forma combined fiscal year ended June 30, 2008 to $34.7 million in the fiscal year ended June 30, 2009. As a percentage of total revenues, depreciation and amortization expense increased from 22.3% in pro forma combined fiscal year 2008 to 22.2% in fiscal year 2009. The increase was primarily due to assets acquired in the nexAir acquisition and capital expenditures during the period.

Loss on Asset Disposal.    Loss on asset disposal decreased from $3.1 million in pro forma combined fiscal year 2008 to $2.1 million in fiscal year 2009, decreasing as a percentage of total revenues from 2.2% to 1.3%. As previously noted, we expense unamortized deferred lease acquisition costs and

Management's discussion and analysis of financial condition and results of operations initial installation costs as tanks and related equipment are removed from customer locations due to customer attrition.

Interest Expense.    Interest expense increased $0.1 million, or 0.3%, from $36.2 million in pro forma combined fiscal year 2008 to $36.3 million in fiscal year 2009. The increase is not considered significant, as debt levels were nearly identical on a pro forma basis.

Provision for Income Taxes.    The benefit for income taxes decreased $4.5 million from $11.1 million in pro forma combined fiscal year 2008, to $6.6 million in fiscal year 2009. This decrease was primarily due to a lower loss before taxes of $11.8 million. In pro forma combined fiscal year 2008, we recorded a loss before taxes of $30.4 million compared to a loss before taxes of $18.6 million for fiscal year 2009.

Pro forma combined fiscal year ended June 30, 2008 compared to fiscal year ended June 30, 2007

Total revenues.    Total revenues increased $9.6 million, or 7.4%, from $130.1 million in fiscal year 2007 to $139.7 million in pro forma combined fiscal year 2008. The increase in revenues of $9.6 million was driven primarily from organic growth.

	Pro forma combined fiscal year ended June 30, 2008 vs. fiscal year ended June 30, 2007
	$ Change	% Change

	(in thousands)
Organic	8,485	6.5%
Cost pass-through	1,122	0.9%

Total period over period change	$9,607	7.4%

Cost of Distribution Services, Excluding Depreciation and Amortization.    Cost of distribution services increased $7.4 million, or 11.8%, from $62.5 million in fiscal year 2007 to $69.9 million in pro forma combined fiscal year 2008. As a percentage of sales, cost of distribution services, excluding depreciation and amortization, increased from 48.1% in fiscal year 2007 to 50.0% in pro forma combined fiscal year 2008. The $7.4 million year over year increase was primarily a result of: (i) an increase of $3.4 million in technicians' wages and benefits, due to increased headcount needed to service the increased customer locations, (ii) an increase of $1.6 million in truck expenses, primarily fuel related, as a result of an increase in diesel fuel prices and (iii) an increase of $1.7 million in raw materials, primarily CO2, resulting from increase in the average number of customer locations.

Selling, General and Administrative Expense.    Selling, general and administrative expense increased 4.6%, or $1.3 million, from $28.5 million for fiscal year 2007 to $29.8 million for pro forma combined fiscal year 2008. As percentage of total revenues, selling, general and administrative expense declined from 21.9% for fiscal year 2007 to 21.3% for pro forma combined fiscal year 2008, primarily as a result of higher sponsor management fees and expenses of $1.1 million.

Depreciation and Amortization.    Depreciation and amortization increased 54.7%, or $11.0 million, from $20.1 million in fiscal year 2007 to $31.1 million in pro forma combined fiscal year 2008. This increase was primarily the result of the fair value adjustments to tangible and long lived intangible assets with definite lives resulting from the Acquisition.

Management's discussion and analysis of financial condition and results of operations

Loss on Asset Disposal.    Loss on asset disposal increased 34.8%, or $0.8 million, from $2.3 million in fiscal year 2007 to $3.1 million in pro forma combined fiscal year 2008. As previously noted, we expense unamortized deferred lease acquisition costs and initial installation costs as tanks and related equipment are removed or pulled from customer locations due to customer attrition.

Interest Expense.    Interest expense increased 1,545.5%, or $34.0 million, from $2.2 million in fiscal year 2007 to $36.2 million for the pro forma combined fiscal year 2008. The dramatic increase in interest expense resulted from the significant increase in long-term debt due to the Acquisition. Long-term debt increased 854.9%, or $297.5 million, from $34.8 million at June 30, 2007 to $332.3 million at June 30, 2008.

Provision for income taxes.    The provision for income taxes decreased 260.9%, or $18.0 million, from a $6.9 million provision in fiscal year 2007 to an $11.1 million benefit for pro forma combined fiscal year 2008. The large decrease was a result of the lowered income (loss) before taxes, primarily due to the large increase in interest expense described above.

LIQUIDITY AND CAPITAL RESOURCES

Our cash flows were as follows for the periods presented:

	Predecessor			Successor
CASH FLOW INFORMATION	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 28, 2009 to June 30, 2008	Fiscal year ended June 30, 2009	Six months ended December 31, 2008	Six months ended December 31, 2009

					(unaudited)
	(in thousands)
Operating activities
Cash flows provided by operating activities	$42,774	$43,392	$5,771	$26,118	$6,467	$13,427

Investing activities
Maintenance capital expenditures	(3,042)	(4,593)	(656)	(9,314)	(4,807)	(5,297)
Growth capital expenditures	(20,394)	(15,226)	(1,294)	(11,643)	(4,254)	(7,667)
Acquisitions	—	—	(478,299)	(44,390)	(44,398)	(1,428)
Other investing cash flows	54	39	—	8	4	20

Cash flows used in investing activities	(23,382)	(19,780)	(480,249)	(65,339)	(53,455)	(14,372)

Financing activities
Restricted cash	—	—	(19,441)	1,655	2,075	(227)
Debt related proceeds (uses)	(708)	(20,297)	298,446	2,696	6,752	(275)
Equity related proceeds (uses)	(18,682)	(3,614)	199,540	40,130	38,810	—

Cash flows provided by (used in) financing activities	$(19,390)	$(23,911)	$478,545	$44,481	$47,637	$(502)

Management's discussion and analysis of financial condition and results of operations

Our cash requirements consist principally of: (i) growth capital expenditures associated with purchasing and placing equipment into service at new customers' sites; (ii) working capital and (iii) payment of interest on indebtedness incurred pursuant to the Securitization Transactions. In the twelve months ended December 31, 2009, we made cash capital expenditures of approximately $14.6 million for internal growth, primarily for purchases of new CO2 storage and dispensing equipment and the refurbishment of existing CO2 storage and dispensing equipment for new customers. Generally, when possible, we seek to obtain the use of vehicles, land, buildings and other office and service equipment under operating leases as a means of conserving capital.

In addition to capital expenditures related to internal growth, we review opportunities to acquire customer accounts from competitors. On December 31, 2009, the Company acquired customer locations and related equipment of Pepsi-Cola General Bottlers of Indiana, Inc., d/b/a PepsiAmericas-Indianapolis (Indy) region for $0.08 million. On September 30, 2009, the Company acquired customer locations and the beverage carbonation segment of Texas Welders Supply Company for $2.3 million. On August 31, 2009, the Company acquired customer locations and related equipment of Pepsi-Cola General Bottlers, Inc., dba PepsiAmericas (Pepsi) greater St. Louis region for $0.1 million. On December 31, 2008, the Company acquired customer locations and the beverage carbonation segment of nexAir, LLC, an industrial gas distributor in the mid-south region for $42.2 million.

Liquidity sources

Our principal sources of liquidity are customer collections, unrestricted cash on hand and availability under our two revolving credit facilities: the Equipment Revolver and the Working Capital Revolver. We may borrow up to $30.0 million under the Equipment Revolver on a revolving basis at a rate of one-month Libor plus 4.5%; however, the proceeds of the Equipment Revolver must be utilized to fund the purchase of CO2 storage equipment, nitrogen generators and other equipment related to our business. In addition, we may borrow up to $20.0 million under the Working Capital Revolver at a rate of one-month Libor plus 4.5% for general business needs at our discretion. As discussed elsewhere in this prospectus, our growth strategy includes a continuous search for acquisition candidates, and, except as set forth above, the terms of our revolving credit facilities do not restrict our ability to utilize borrowing capacity to continue to fund acquisitions.

Borrowing Capacity.    As of December 31, 2009, we had not drawn on our Working Capital Revolver, leaving $20.0 million of undrawn availability, and we have drawn $6.5 million on our Equipment Revolver, leaving approximately $7.8 million of undrawn availability from unfinanced purchased equipment and unused capacity of $23.5 million.

We believe that we have sufficient liquidity from both cash from operations and our revolving credit facilities to meet our working capital, capital expenditures and other financial commitments. One single financial covenant governs compliance for all our debt, including our revolving credit facilities, and requires that we maintain a three-month DSCR of not lower than 1.20. The DSCR is calculated by dividing annual adjusted net cash inflow by annual interest expense. At December 31, 2009 the three-month DSCR was 3.04; based on this calculation, we believe we would have needed to experience a greater than 34% reduction in collections over the following three months to breach this covenant.

We continually evaluate our current and alternative financing options and believe we could obtain additional financing on reasonable terms. The terms of any future financing arrangements would depend on, among other things, market conditions and our financial position at that time.

Management's discussion and analysis of financial condition and results of operations

Cash flows from operating activities

Net cash provided by operating activities was $13.4 million for the six months ended December 31, 2009. Net income plus non-cash items, primarily depreciation and amortization, provided $18.1 million partially offset by a $4.6 million increase in working capital.

Net cash provided by operating activities was $6.5 million for the six months ended December 31, 2008. Net income plus non-cash items provided $11.9 million, including $19.9 million of depreciation and amortization, partially offset by $3.8 million of deferred tax asset. Furthermore, there was an increase in working capital of $5.4 million primarily driven by accounts payable and accrued interest.

Net cash provided by operating activities was $26.1 million for the period from July 1, 2008 to June 30, 2009. Net loss plus non-cash items provided $27.4 million including $42.5 million of depreciation and amortization, $2.1 million add back of loss on asset disposal and $1.1 million of share-based compensation, partially offset by a $6.9 million change in deferred tax assets. Furthermore, there was an increase in working capital of $1.3 million primarily driven by accrued interest.

Net cash provided by operating activities was $5.8 million for the period from May 29, 2008 to June 30, 2008. This was primarily attributable to a $4.1 million decrease in working capital primarily driven by accrued interest and prepaid expenses.

Net cash provided by operating activities was $43.4 million for the period from July 1, 2007 to May 28, 2008. Net income plus non-cash items provided $38.3 million including $18.6 million of depreciation and amortization, $5.2 million of deferred tax asset and $4.4 million of share-based compensation. Furthermore, there was a decrease in working capital of $5.1 million primarily driven by accounts payable and accounts receivable.

Net cash provided by operating activities was $42.8 million for the period from July 1, 2006 to June 30, 2007. Net income plus non-cash items provided $41.3 million, including $20.1 million of depreciation and amortization, a $6.6 million deferred tax asset and $4.2 million of share-based compensation. Furthermore, there was a decrease in working capital of $1.5 million primarily driven by accrued payroll.

Cash flows from investing activities

Net cash used for investing activities was $14.4 million for the six months ended December 31, 2009. Capital expenditures were $11.9 million and acquisitions represented $2.6 million.

Net cash used for investing activities was $53.5 million for the six months ended December 31, 2008. Acquisitions represented $44.4 million and capital expenditures represented $7.8 million.

Net cash used for investing activities was $65.3 million for the period from July 1, 2008 to June 30, 2009, primarily due to the acquisition of nexAir for $44.4 million and capital expenditures of $18.6 million.

Net cash used for investing activities was $480.2 million for the period from May 29, 2008 to June 30, 2008 driven by the acquisition of NuCO2 Florida Inc. by Aurora.

Net cash used for investing activities was $19.8 million for the period from July 1, 2007 to May 28, 2008 primarily due to capital expenditures of $17.5 million.

Net cash used for investing activities was $23.4 million for the period from July 1, 2006 to June 30, 2007 primarily due to capital expenditures of $21.1 million.

Management's discussion and analysis of financial condition and results of operations

Cash flows from financing activities

Net cash used for financing activities was $0.5 million for the six months ended December 31, 2009 resulting from payments to the equipment revolver and restricted cash.

Net cash provided in financing activities was $47.6 million for the six months ended December 31, 2008 resulting from the nexAir acquisition and the related issuance of $38.8 million in shares of preferred and common stock proceeds from equipment and working capital revolver of $7.1 million.

Net cash provided by financing activities was $44.5 million for the period from July 1, 2008 to June 30, 2009 driven primarily by the issuance of common stock of $20.0 million and the issuance of preferred stock of $20.0 million and proceeds from our revolvers of $3.2 million.

Net cash provided by financing activities was $478.5 million for the period from May 29, 2008 to June 30, 2008 driven by the acquisition of NuCO2 Inc. by Aurora and related net proceeds from the issuance of long-term debt of $328.3 million and issuance of $199.5 million in shares of preferred and common stock, partially offset by repayment of former credit facility of $25.2 million, restricted cash of $19.4 million and an increase in deferred financing costs of $17.6 million.

Net cash used by financing activities was $23.9 million for the period from July 1, 2007 to May 28, 2008 driven primarily by the net settlement of the former credit facility of $9.8 million, swaption purchases of $8.5 million and the purchase of treasury stock of $7.1 million.

Net cash used by financing activities was $19.4 million for the period from July 1, 2006 to June 30, 2007 driven primarily by the purchase of treasury stock of $22.5 million, partially offset by a $2.6 million exercise of options and warrants.

Contractual obligations

The following table sets forth our contractual obligations as of June 30, 2009, excluding periodic interest payments:

Contractual cash obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years

	(in thousands)
Fixed Rate Series 2008-1 Senior Notes, Class A-1 due June 25, 2013, interest rate of 7.25%	$280,000	$—	$—	$280,000	$—
Fixed Rate Series 2008-1 Subordinated Notes, Class B-1 due June 25, 2013, interest rate of 9.75%	75,000	—	—	75,000	—
Borrowings on Senior Working Capital Revolver	—	—	—	—	—
Borrowings on Equipment Revolver	6,540	—	6,540	—	—
Employment agreements	6,047	1,684	2,750	1,613	—
Operating leases	19,424	6,862	8,530	3,343	689

Total cash obligations	$387,012	$15,086	$11,280	$359,956	$689

INFLATION

Inflation in the general economy has not historically had a material effect on our results of operations. While a significant portion of our costs are determined by the price of beverage grade CO2, our customer contracts generally provide for annual increases in the monthly service charge based upon various indices published by the U.S. Bureau of Labor Statistics. Additionally, while significant

Management's discussion and analysis of financial condition and results of operations increases in fuel prices will impact our operating costs, we believe such impact is largely offset by fuel surcharges billed to the majority of our customers. See "Business—General—Our services." As such, we believe that inflation will not have a material adverse effect on our future results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

ACCOUNTING MATTERS

Critical accounting policies

The policies discussed below are considered by management to be critical to understanding of our financial statements and accompanying notes prepared in accordance with GAAP. Their application places significant importance on management's judgment as a result of the need to make estimates of matters that are inherently uncertain. Our financial position, results of operations and cash flows could be materially affected if actual results differ from estimates made.

Property and Equipment.    Property and equipment are stated at cost and depreciated over their estimated useful lives. Leasehold improvements are depreciated over the lives of the related leases or their estimated useful lives, whichever is shorter. We have a wide range of estimated useful lives of property and equipment because the useful lives of acquired equipment from various acquisitions are generally less than newly purchased assets acquired in the ordinary course of business. Repairs and maintenance of property and equipment are generally expensed as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of all our respective assets as follows:

Estimated life

Leased equipment	1–20 years
Equipment and cylinders	1–20 years
Vehicles	1–5 years
Computer equipment and software	1–5 years
Office furniture and fixtures	1–7 years
Leasehold improvements	lease term

We do not depreciate bulk systems held for installation until the systems are ready for their intended use and leased to customers. Upon installation, the systems, component parts and direct costs associated with the installation are transferred to the leased equipment account. These direct costs are associated with successful placements of such systems with customers under noncancelable contracts, which would not be incurred by us but for a successful placement, and they are amortized over the life of the original customer contract. Upon early service termination, the unamortized portion of direct costs associated with the installation are recognized as a period expense in the consolidated the statements of operations. Such policy is analogous to Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 310, Receivables, related to the accounting for nonrefundable fees and costs associated with originating or acquiring loans and initial direct costs of leases.

Refurbishment Costs.    Our tanks require vacuum refurbishment every seven to ten years to maintain effective operation of the tanks for the expected useful life of the tanks of 20 years. Such refurbishment is considered to be an overhaul to extend the useful life of the assets as compared to a minor maintenance activity. The Predecessor Company previously expensed such costs as a period

Management's discussion and analysis of financial condition and results of operations expense. In connection with the Acquisition, the Successor Company began capitalizing costs directly related to the refurbishment of existing tanks and is amortizing these costs over the estimated remaining life of the tank at refurbishment, or seven years.

Goodwill and Other Intangible Assets.    Goodwill represents the excess of purchase price and related costs over the value assigned to the tangible and identifiable intangible assets of the Company for all transactions accounted for as business combinations.

We review the carrying value of goodwill at least annually (at December 31) to assess impairment since this asset is not amortized. Additionally, we review the carrying value of goodwill or any intangible asset whenever such events or changes in circumstances indicate that its carrying amount may not be recoverable. We assess impairment by comparing the fair value of an intangible asset or goodwill with its carrying value. Specifically, we test for impairment in accordance with ASC Topic 350, Intangibles, or ASC Topic 350. For goodwill, a two-step impairment model is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The determination of fair value involves significant management judgment. If the fair value of the reporting unit is less than the carrying amount, goodwill would be considered impaired. The second step measures the goodwill impairment as the excess of recorded goodwill over the asset's implied fair value. Impairments are expensed when incurred. We have not recognized any goodwill impairment to date.

Also, under ASC Topic 350, we review, on an annual basis, the carrying value of its other indefinite-lived intangible asset, trade names, for impairment indicators. If impairment indicators are present, then we may perform additional analysis, such as discounted cash flow analysis or appraisals, to determine if the carrying value exceeds the fair value estimate. Impairment is then measured and the amount that the carrying value exceeds the fair value is expensed. We have not recognized any impairment for its trade names to date. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. Our other finite-lived intangible assets consist of customer lists, proprietary technology and non-competition agreements.

Impairment of Long-Lived Assets.    Long-lived assets, other than goodwill and trade names, consist of property and equipment, customer lists, proprietary technology and non-competition agreements. Under FASB ASC Topic 360, Property, Plant and Equipment, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable by comparing the carrying value of the assets with the estimated future undiscounted cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Impairment losses are recognized only if the carrying amounts of long-lived assets are deemed to be not recoverable and exceed the asset's fair values. The impairment loss would be calculated as the difference between asset carrying values and the fair value of the asset with fair value generally estimated based on the present value of the estimated future net cash flows relating thereto. There was no indication of impairment for any periods presented.

Recent accounting pronouncements

Listed below are recent accounting pronouncements issued by the FASB that may have an impact on our consolidated financial condition, results of operations and cash flows. These pronouncements should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, or ASU 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force. ASU 2009-13 applies to all entities who are vendors that enter into multiple-deliverable arrangements with their customers. ASU 2009-13 provides amendments to the

Management's discussion and analysis of financial condition and results of operations criteria in ASC 605 for separating consideration in multiple-deliverable arrangements, establishes a selling price hierarchy for determining the selling price of a deliverable and eliminates the residual method of allocation and requires the relative selling price method in allocating discounts. This update also expands disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently evaluating what impact, if any, the adoption of ASU 2009-13 will have on our consolidated financial condition, results of operations and cash flows.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, or ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value. ASU 2009-05 applies to all entities that measure liabilities at fair value within the scope of ASC Topic 820. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

–>
A valuation technique that uses:

(a)
The quoted price of the identical liability when traded as an asset, and

(b)
Quoted prices for similar liabilities or similar liabilities when traded as assets.

–>
Another valuation technique that is consistent with the principles of ASC Topic 820. An example would be an income approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

–>
The amendments in ASU 2009-5 also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in ASU 2009-5 became effective for us for the six months ended December 31, 2009. However, because we do not currently have any liabilities that are recorded at fair value, the adoption of this guidance did not have any impact on our condensed consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-04, or ASU 2009-04, Accounting for Redeemable Equity Instruments—Amendment to Section 480-10-S99. ASU 2009-04 represents an update to Section 480-10-S99, Distinguishing Liabilities from Equity, per EITF Topic D-98, Classification and Measurement of Redeemable Securities. This update is an SEC staff announcement that provides the SEC staff's views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks," or ASR 268. ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon occurrence of an event that is not solely within the control of the issuer. We have determined that because of certain redemption features included in its Series A and Series B preferred stock issuances are not within our control, such securities should be classified as temporary equity on the accompanying balance sheets.

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events, or ASC Topic 855, which modifies current guidance in the auditing literature of the American Institute of

Management's discussion and analysis of financial condition and results of operations

Certified Public Accountants, or the AICPA, Auditing Standards Section 560, and is effective for interim or annual periods ending after June 15, 2009. The guidance is largely similar to the current guidance in such auditing literature with some exceptions that are not intended to result in significant changes in practice. ASC Topic 855 applies to all entities that prepare financial statements in accordance with GAAP. It defines subsequent events either as "recognized" or "non-recognized" subsequent events and refers to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. ASC Topic 855 requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. We previously adopted the provisions of ASC Topic 855 and evaluated the impact of material subsequent events that have occurred through the date at which the accompanying consolidated financial statements were available to be issued. No recognized or non-recognized subsequent events were identified requiring recognition in the consolidated financial statements or disclosure in the accompanying notes to the condensed consolidated financial statements at December 31, 2009 other than those disclosed in the Subsequent Events note.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use financial instruments for speculative trading purposes and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates and in beverage grade CO2 and fuel prices.

Interest rate risk and debt sensitivity analysis

At June 30, 2009, we had fixed-rate debt of $355.0 million with a weighted average interest rate of 7.8% and variable revolving debt of $6.5 million with a weighted average interest rate of 4.7%. Holding debt levels constant, a one-percentage point decrease in market interest rates based on estimated rates for similar types of arrangements would increase the unrealized fair market value of the fixed-rate debt by approximately $10.3 million and increase the cash flow from the variable debt by approximately $0.1 million. A one-percentage point increase in such interest rates would decrease the unrealized fair market value of the fixed-rate debt by approximate $9.9 million and decrease the cash flow from the variable debt by approximate $0.1 million.

Commodity price risk

In the normal course of business, we are exposed to market risk related to our purchase of beverage grade CO2, the primary commodity upon which our business depends. While beverage grade CO2 is typically available in sufficient supply, the price of beverage grade CO2 is subject to fluctuation. We do not use any derivative or hedging instruments to manage the price risk. While our beverage grade CO2 requirements contracts on the supply side provide for annual adjustments in the purchase price for beverage grade CO2, if the price of beverage grade CO2 increases, our variable costs could also increase. While historically we have successfully mitigated these increased costs through our customer contracts, which generally provide for annual increases in the monthly revenues based on increases in various indices published by the U.S. Bureau of Labor Statistics, we may not be able to successfully mitigate these costs in future contracts, which could cause our gross margins to decline. See "Risk factors."

Our business relies heavily on the delivery of our products directly to the customers' store locations. Therefore fuel costs are a major expense for us. If worldwide prices for oil, and in turn, truck fuel, increase, our financial performance may be negatively affected. Although historically we have been successful in mitigating these cost increases through a fuel surcharge assessed to the customer, in the future, we may not be able to fully recover these costs and our gross margins could decline. See "Risk factors."

Business

GENERAL

Our company

We are the leading national provider of fountain and draught beer beverage carbonation solutions to the restaurant and hospitality industry. Our solutions combine equipment for the storage, blending, and dispensing of beverage grade CO2 and N2 gases, with continuous, unprompted beverage gas supply service to customer locations via long-term agreements. In combination, our equipment and beverage gas supply services are designed to ensure uninterrupted fountain and draught beer beverage carbonation for our customers. Our customers are primarily QSRs as well as other restaurant chains, bars, convenience store chains, and sports and entertainment venues. Our solutions maximize our customers' cost effectiveness, operational efficiency and carbonation supply reliability by replacing costly, more cumbersome and less reliable high pressure beverage gas cylinders, at a small monthly cost with no upfront investment for the customer. We believe our value proposition remains strong and durable, as beverage carbonation is critically important to our QSR and other customers, who derive the largest portion of store level profitability from high-margin fountain and draught beer beverage revenues. As a result, we have a highly visible revenue base supported by long-term service agreements with high renewal rates and a significant national presence with substantial barriers to entry. We believe we have strong growth potential, as our solutions remain underpenetrated in our target markets despite our current leading market share position. For the twelve months ended December 31, 2009, we generated revenues of $163.8 million and Adjusted EBITDA of $62.9 million. Our revenues and Adjusted EBITDA grew at a compound annual growth rate of 12.3% and 12.8%, respectively, from the twelve months ended June 30, 2005 to the twelve months ended December 31, 2009. For a reconciliation of Adjusted EBITDA to net income, see the section entitled "Summary consolidated and pro forma combined financial data—Discussion of EBITDA and Adjusted EBITDA."

Our markets

We serve the U.S. fountain and draught beer retail beverage market, which consists of an aggregate of approximately 625,000 restaurant and hospitality locations nationwide. Our fountain beverage bulk CO2 solutions, which currently represent a majority of our revenues, are customized to individually serve both high beverage volume and moderate beverage volume customer locations, as defined by estimated annual soda syrup consumption per fountain location, which we believe is a proxy for store-level beverage gas consumption. Our newly-introduced Mini-Bulk solutions are designed for moderate volume locations. We consider those locations that use more than 500 gallons of fountain syrup per year to be high volume, those locations that use between 300 and 500 gallons of fountain syrup per year to be moderate volume and those locations that use less than 300 gallons of fountain syrup per year to be low volume. We estimate that there are approximately 210,000 U.S. locations in the addressable market for our high volume fountain beverage solutions, of which we currently service approximately 121,000 locations, or 58%. We also estimate the moderate volume market opportunity is approximately 85,000 locations in the U.S., of which we currently service approximately 8,000 locations, or 9%. The remaining approximately 330,000 locations in the U.S. retail fountain beverage market which we do not prioritize are low volume beverage customer locations utilizing conventional high pressure cylinders for fountain beverage carbonation. Our newly debuted draught beer beverage solutions target a distinct addressable market of approximately 207,000 U.S. locations serving draught beer, approximately 132,000 of which also represent target fountain beverage locations of high or moderate volume for our bulk CO2 and Mini-Bulk solutions.

Business

The chart below segments the U.S. fountain and draught beer beverage market into our target high and moderate beverage volume fountain and draught beer markets, as defined by number of customer locations at high, moderate or low volume beverage consumption:

Restaurant and hospitality fountain and draught beer beverage market total U.S. locations: 625,000

Source: Company estimates

Our services

Our fountain beverage solutions—consisting of both our bulk CO2 solutions for high volume locations and our newly-introduced Mini-Bulk solutions for moderate volume locations—are used to carbonate fountain beverages on-site at approximately 132,000 locations nationwide. Our category-leading scale in high volume beverage carbonation solutions and differentiated national service infrastructure allow us to successfully service locations affiliated with 97 of the top 100 national restaurant chains that serve fountain beverages according to National Restaurant News, as well as the top 10 convenience store chains, according to c-stores.com. We serve the majority of these customers, 56 of the top 100, under longer-term MSAs. These MSAs generally provide long-term contractual exclusivity for the provision of our services in all corporate-owned customer locations, as well as grant us qualified preferred vendor status for associated chain franchisees. Our MSAs include standardized contractual unit pricing and typically have four to six-year terms of service with each customer location. We believe our national reach, sophisticated bulk service capabilities and demonstrated service record with blue chip customers have contributed to our 58% share of the approximately 210,000 high volume U.S. locations. We estimate that our next largest competitor provides bulk CO2 solutions to approximately 10,000, or 5%, of these locations. We believe we maintain an outstanding service record with our customers, including McDonald's, Burger King, Subway, Taco Bell, Chipotle Mexican Grill, Panera Bread, 7-Eleven, Regal Cinemas, Walt Disney World and Yankee Stadium, as evidenced by less than 2% voluntary customer attrition over each of our last two fiscal years. In addition, we have no significant customer concentration, as our largest customer contract accounted for less than 3% of total revenues for the twelve months ended December 31, 2009.

Business

We complement our high volume fountain beverage carbonation solutions with our recently launched Mini-Bulk solution for moderate volume locations, which are typically smaller, less trafficked restaurant and hospitality chain locations or non-chain affiliated individual locations. Mini-Bulk is a "slimmed-down" bulk CO2 solution, designed to replicate the value proposition and economics of our high volume fountain beverage solutions. Mini-Bulk utilizes a combination of a lower capacity beverage gas storage and dispensing system and more limited gas supply service frequency to target an addressable U.S. market of approximately 85,000 fountain beverage locations. Today, we provide our solutions for less than 10% of these 85,000 locations and, accordingly, we expect that the Mini-Bulk solution will supplement our growth by expanding the potential number of high pressure cylinder users converting to a bulk solution.

We have also recently introduced customized draught beer carbonation solutions, including the XactmiX beverage control system and XactN2 nitrogen generator. These systems are designed to ensure appropriate draught beer carbonation, optimize taste and reduce beer waste from overpour and unused product. We expect the XactmiX beverage control system and XactN2 nitrogen generator to drive incremental growth from the underpenetrated draught beer carbonation solutions market. We estimate this addressable market includes approximately 207,000 U.S. locations, approximately 132,000 of which also represent target fountain beverage locations of high or moderate volume for our bulk CO2 and Mini-Bulk solutions.

Our high volume bulk CO2, Mini-Bulk and draught beer beverage carbonation solutions collectively leverage our dedicated national service infrastructure. As of March 31, 2010, our beverage carbonation service infrastructure consisted of 140 service locations across 48 states, reaching approximately 132,000 customer fountain and draught beer beverage locations using 264 specialized delivery vehicles and 131 technical service vehicles. When we begin servicing a new customer location, our technicians initially install a bulk CO2, Mini-Bulk or draught beer beverage carbonation system at a customer's location. The system may include a cryogenic tank for bulk CO2, a nitrogen gas generator, a high pressure gas cylinder, and a combination flow control and gas mixing device. We supplement this system with our unprompted delivery and refill services for all supplied beverage gases and any necessary periodic system maintenance, as well as our 24/7 customer service support. The majority of our contracts provide for a single monthly price to the customer for the combination of our beverage system and unprompted, continuous delivery and refill services, with contractual fuel surcharges, annual indexed-based price adjustments and substantial customer termination penalties. Our beverage carbonation solutions incorporate system designs that are developed by us, but manufactured by third-parties on an outsourced basis. We also maintain national beverage grade gas supply arrangements with four major producers, providing for cost-effective and reliable beverage gas supply for our operations.

OUR GROWTH STRATEGY

We believe the combination of our highly compelling customer value proposition, our leading market position in beverage carbonation solutions and our differentiated service capabilities will allow us to continue to derive significant organic growth through new customer additions from further penetration of our existing markets. We do not expect our growth initiatives to require a significant expansion of our existing service infrastructure or other significant capital investment. Given the depth of our beverage carbonation solutions expertise and the scalability of our service infrastructure, we believe we can continue to drive growth in our revenues through additional market penetration at attractive returns on invested capital without significantly increasing the risk of our operations.

We intend to use the free cash flow generated by our business, capacity under our existing revolving credit facilities and a portion of the proceeds from this offering to fund our growth opportunities. Due

Business

to the long-term contractual nature of our business, we do not need to commit to the purchase of any components for our systems or incur any installation costs until we have a customer service agreement in place. This provides for an appropriate, timely and highly visible return on each new investment we make.

Further market penetration of our fountain beverage solutions

We believe the market for our bulk CO2 and Mini-Bulk solutions remains underpenetrated. As we currently service approximately 121,000, or 58%, of the 210,000 high volume U.S. fountain beverage locations and approximately 8,000, or 9%, of the approximately 85,000 moderate volume U.S. fountain beverage locations, we believe our leading market position, national reach, compelling value proposition and differentiated service capabilities will allow for increased penetration, resulting in significant new customer additions for our business. We are able to achieve new fountain beverage customer installations through multiple channels, including newly opened customer locations, conversion of existing high pressure beverage gas cylinder locations and share capture from competing beverage gas providers. To accomplish this, we expect to, in part, leverage our MSAs towards the marketing of our services to newly constructed corporate and franchisee locations or current MSA franchisee locations using high pressure beverage gas cylinders. We believe MSAs represent an important growth avenue for us, as we currently service approximately 73,600, or 59%, of the approximately 125,800 locations associated with our existing MSAs.

Capitalize on under-serviced demand with our "Mini-Bulk" product solution

We believe the market for our fountain beverage solutions in moderate consumption locations—typically smaller, less trafficked restaurant and hospitality chain locations or non-chain affiliated restaurants—is large, fragmented and underpenetrated. The U.S. market is comprised of approximately 85,000 moderate volume fountain beverage locations, of which we currently only serve approximately 8,000, or 9%. We have designed our new Mini-Bulk solution to cost effectively address this market opportunity without sacrificing our targeted unit economics or the value proposition to our customers. Mini-Bulk relies on a smaller storage and dispensing system and a reduced gas supply service frequency to substantially reduce our overall cost of service for each Mini-Bulk location. However, once in place, it is serviced using our existing infrastructure. We believe our Mini-Bulk capabilities are a competitive advantage for us, extending our beverage carbonation solutions to underserviced users who cannot be offered a bulk CO2 solution cost effectively by our competitors. We expect Mini-Bulk to provide an important channel for future new customer growth.

Capitalize on under-serviced demand for draught beer carbonation solutions

We believe the market for draught beer beverage carbonation solutions is also large and underserviced. We estimate the U.S. market consists of approximately 207,000 bars and full-service restaurants operating more than one draught beer tap. We have invested significantly in the development of our proprietary draught beer solutions, including the XactmiX beverage control system and XactN2 nitrogen generator, to address this market opportunity. Our customizable draught beer solutions now utilize a combination of beverage grade CO2, a draught beer grade nitrogen generator and a gas control and blending device to optimize yield, taste and operational efficiency for higher volume draught beer locations. We estimate 132,000, or 64%, of these locations also operate fountain beverage volumes appropriate for our bulk CO2 or Mini-Bulk fountain beverage solutions. We expect that our new draught beer beverage carbonation solutions will drive significant future new customer account growth from bars and full-service restaurants seeking a cost effective, higher quality beverage carbonation solution.

Business

Acquire customer portfolios from local distributors

Alternative sources of supply for our services consist predominantly of:

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local "mom and pop" gas distributors who cannot offer an integrated equipment system and refill service approach;

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regional gas distributors who provide a system and service offering, but lack exclusive focus, competency and cost effectiveness in providing fountain or draught beer beverage solutions; and

–>
large industrial gas distributors that do not possess our service capabilities nor consider beverage gas delivery core to their business model.

As the beverage carbonation leader in the U.S. with differentiated service capabilities and the only dedicated national service infrastructure, we believe we have become the "acquiror of choice" for competing beverage gas distributors who find it increasingly difficult to match our cost effectiveness and service intensity. Further, given our dense, nationwide distribution footprint, and the minimal incremental fixed cost and low integration complexity associated with acquired contractual revenues, we are able to acquire incremental revenues at attractive margins. We believe the margins realized on the acquired revenues allow us to significantly enhance our overall operating margins and generate increased equity returns for our stockholders. We have largely operationalized our acquisition program, including dedicating two full-time employees to this function, and have a strong track record of consistently acquiring at least several thousand new accounts from our competitors each year other than in fiscal year 2007. We expect that similar opportunities for account acquisition exist and will remain critical to our growth strategy going forward as well as allow us to achieve enhanced operating margins.

Capitalize on recovery in our customers' end markets

While a difficult U.S. consumer environment slowed customer traffic broadly in 2009 by an average of 2% at QSR locations and an average of 4% at U.S. full-service restaurant locations and consequently slowed the growth of new U.S. restaurant openings, we continued to grow through a mix of organic new account penetration and acquisitions. We believe as unemployment levels subside and GDP grows, store level traffic and new store openings will increase, enhancing our already strong growth opportunity. In addition, QSR consumers continue to shift towards chains versus non-chain locations as shown by traffic distribution. As evidence, the percentage of QSR customers visiting chain locations increased from 62% in 2003 to 68% in 2009. This continuing shift towards QSR chains should benefit our revenues, due to our approximately 80% chain and 20% non-chain customer location mix.

Continue to pursue innovative beverage carbonation solutions

We have pioneered the development of beverage carbonation solutions for restaurant and hospitality customers with our introduction of the market's first beverage grade bulk CO2 solution, through our the most recent innovations, which include the newly debuted Mini-Bulk fountain beverage solution and XactmiX and XactN2 draught beer solutions. We believe our demonstrated ability to uniquely design, develop and introduce innovative beverage carbonation products and solutions for our customers is a competitive advantage and a critical driver of our leading market position. Further, our innovative solutions not only have supported our market leadership, but continue to expand the size of our target markets and potential customer base, therefore creating new avenues for growth. We expect that we will continue to provide innovative beverage carbonation and related solutions to meet the changing needs and demands of our customers.

Business

 OPERATIONS

Services

Upon activation of a customer account, our technicians design the customer's beverage carbonation solution and install the appropriate tank and piping equipment. In most instances, the equipment at a customer's site is accessible from the outside of the customer's establishment, so that the delivery of beverage grade CO2 does not cause any interference with the operations of the customer. We place a locking device on the fill port to reduce the likelihood of tampering and to prevent customers from using alternative sources of CO2 while under contract with us.

We maintain a highly efficient delivery route structure and have established 140 service locations across the continental United States. Our goal is to have a service location centrally located within 75 miles of each customer we serve. We actively manage our delivery routes to maximize route density. Greater route density lowers the average time and distance traveled between stops, thereby lowering the average cost per delivery and optimizing fixed cost absorption.

We have developed an automated system to achieve maximum route optimization. In order to ensure reliability and consistent service levels to the customer, CO2 deliveries are made at fixed intervals. Information from our propriety AccuRoute® system is used to determine the proper delivery frequency. Each location's delivery schedule is developed based upon delivery history, seasonality and promotions reported to us by the customer. The scheduling system analyzes a customer's CO2 usage (as determined by flow meters installed on our specialized delivery vehicles) to determine the planned delivery frequency. The foundation of our scheduling system is the delivery information gathered by the portable account link, or the "PAL System." The PAL System utilizes a hand-held device to provide field personnel with up to date delivery route and customer account information and also serves as an input source record for all delivery and service transaction information.

The scheduling system further utilizes sophisticated computer algorithms that consider:

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latitudinal and longitudinal map location of the account;

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optimal driving directions to reduce drive time;

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safety stock margins;

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truck capacity;

–>
manpower capacity; and

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any special delivery requirements.

The software program is designed to create an optimal route to service the customer using all the above information. The system also allows both local and senior management the ability to review performance of the routing program.

Our beverage carbonation solutions are backed by extensive customer service and support. Our drivers and technicians are trained to fix minor technical problems with our equipment and to educate customers on how each system works. We operate a customer service call center 24 hours a day, seven days a week. Our in-house customer service representatives provide access to experienced technical personnel who are able to answer customer queries, identify problems and dispatch service personnel as required. In addition, our in-house technical expertise in maintaining and refurbishing bulk CO2 tanks adds to our knowledge and understanding of our systems. As a result of this expertise, we have a sufficient supply of bulk CO2 tanks and related equipment readily available for our customers' use and are able to minimize service interruptions and downtime for system maintenance.

Business

Service plans

The majority of our revenues are generated from our bulk CO2 service plans for high beverage volume locations. We generally offer our services pursuant to customer contracts that primarily relate to one of three types of service plans: (i) the Budget Plan, (ii) the Equipment Lease and Product Purchase Plan and (iii) the Fill Plan. The following table provides a break down of our revenues by service plan for the twelve months ended December 31, 2009. Set forth below is a brief summary of the current terms of each service plan.

Service plan	% of fiscal year 2009 service plan revenues

Budget Plan	58%
Equipment Lease and Product Purchase Plan	29%
Fill Plan	13%

Budget Plan.    Pursuant to a customer contract under the Budget Plan, or a Budget Plan Contract, a customer pays a flat monthly fee for (i) the lease, installation and maintenance of a beverage carbonation system and (ii) refills of CO2 up to a predetermined annual volume, or the Yearly Supply. To the extent the customer's CO2 usage exceeds the Yearly Supply, the customer is charged for additional delivered CO2 on a per pound basis, or the Overage Rate. Customers are also generally responsible for all applicable taxes, fees (including any hazardous materials handling charges), assessments, an energy delivery surcharge and a delivery surcharge.

To the extent that a Budget Plan Contract relates to multiple customer locations, the Yearly Supply is generally multiplied by the number of customer locations, or the Blanketed Amount. CO2 is not charged at the Overage Rate until the Blanketed Amount has been exceeded over a 12 month period. The monthly fee and Overage Rate for each customer location is determined at the time the related Budget Plan Contract is signed by the customer for such customer location.

On each anniversary of the commencement of a Budget Plan Contract, typically the monthly fee and Overage Rate are increased by an amount equal to the percentage change in the index specified in the related customer contract (usually the Consumer Price Index, or the CPI).

The current form Budget Plan Contracts are for terms of six years and automatically renew for successive six year terms.

Equipment Lease and Product Purchase Plan.    Pursuant to a customer contract under the Equipment Lease and Product Purchase Plan, or an ELPPP Contract, a customer pays (i) a monthly fee for the lease, installation and maintenance of a beverage carbonation system and (ii) for the delivery of CO2 on a per pound basis, or the Product Rate. Customers are also generally responsible for all applicable taxes, fees (including any hazardous materials handling charges), assessments, an energy delivery surcharge and a delivery surcharge. An ELPPP Contract may relate to multiple customer locations. The monthly fee and Product Rate for each customer location is determined at the time the related contract is signed by the customer for such customer location.

On each anniversary of the commencement of an ELPPP Contract, typically the monthly fee and Product Rate are increased by an amount equal to the percentage change in the index specified in the related customer contract (usually the CPI).

The current form ELPPP Contracts are for terms of six years and automatically renew for successive six year terms.

Business

Fill Plan.    Pursuant to a customer contract under the Fill Plan, or a Fill Plan Contract, a customer pays for refills of CO2 at a specified Product Rate or a monthly fee. Customers are also generally responsible for all applicable taxes, fees (including any hazardous materials handling charges), assessments, an energy delivery surcharge and a delivery surcharge.

A Fill Plan Contract may relate to multiple customer locations. The Product Rate for each customer location is determined at the time of the related Fill Plan Contract is signed by the customer for such customer location.

On each anniversary of the commencement of a Fill Plan Contract, typically the Product Rate or the monthly fee is increased by an amount equal to the percentage change in the index specified in the related customer contract (usually the CPI).

The current form Fill Plan Contracts are for terms of six years and automatically renew for successive six year terms.

MASTER SERVICE AGREEMENTS

We have entered into MSAs with 144 restaurant and convenience store concepts that provide fountain beverages. These MSAs generally (i) provide for a long-term commitment on the part of the customer for all of its corporate-owned customer locations and may also include future locations and (ii) positions us as a preferred vendor with associated franchisees. We currently service approximately 73,600 corporate and franchisee locations with chains that have signed MSAs. We are actively working to expanding the number of MSAs with restaurant chains.

Business

 CUSTOMERS

Among our current customers are many of the major national and regional restaurant and convenience store chains (based on U.S. system wide foodservice sales), movie theater operators, theme parks, resorts and sports venues, including:

Quick Serve Restaurants		Casual/Dinner Houses
Arby's	KFC	Applebee's	Longhorn Steakhouse
Boston Market	Krystal's	Bob Evans	Outback Steakhouse
Buffalo Wild Wings	Long John Silvers	Carrabba's	Perkins Family Restaurants
Burger King	McDonald's	Chili's	Red Robin
Captain D's	Panda Express	Chuck E Cheese	Red Lobster/Olive Garden
Carl's Jr.	Panera Bread Company	CiCi's Pizza	Romano's Macaroni Grill
Checker's / Rally's	Pizza Hut	Cracker Barrel	Ruby Tuesday
Chipotle Grill	Qdoba	Friendly's Restaurant	Ryan's Family Steak House
Church's Chicken	Sbarro	Golden Corral	Shoney's
Dairy Queen	Sonic Drive-In	Hooters	Sizzler
El Pollo Loco	Steak'n Shake	Landry's
Einstein Bagels	Subway
Hardee's	Taco Bell
Five Guys Burgers & Fries	Waffle House
Huddle House	Wendy's
Jack in the Box	Zaxby's

Contract Feeders	Retailers		Convenience/Petroleum
ARAmark	BJ's Wholesale	7-Eleven	Mapco Marts
Compass Group	Costco	BP/Amoco	RaceTrac Petroleum
Delaware North Companies	Meijer	Circle K	Speedway
HMSHost	Sam's Club	ExxonMobil	Sunoco A+
	Target	Hess Marts	Tom Thumb

Sports Venues		Movie Theatres
AMF Bowling Centers	Paul Brown Stadium	AMC Theatres	Landmark Theatres
Arrowhead Stadium	Sun Life Stadium	Carmike Cinemas	Regal Entertainment
Citi Field	Verizon Center	Cinemark Theatres	Showcase Theatres
Georgia Dome	Yankee Stadium
Madison Square Garden

Theme/Amusement
Six Flags	Walt Disney World
Universal Studios Florida

COMPETITION

We compete primarily against local or regional distributors of industrial gases, diversified fountain supply companies and restaurant supply companies. These companies generally provide a number of products and services in addition to beverage gas supply and often view beverage carbonation services as a high service adjunct to their core business. While many of our competitors lack the capital necessary to offer complete beverage carbonation systems to customers on lease or do not possess the service capabilities to support both equipment and recurring beverage supply on a national scale, competing suppliers vary widely in size and capabilities. Some of our competitors may have significantly greater financial, technical or marketing resources.

We believe that our ability to compete will depend on a number of factors, including beverage gas quality, availability and reliability, price, name recognition, delivery time and service, and scale and

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customer reach. Despite the customer-level advantages of our beverage carbonation solutions relative to high pressure cylinders, we generally price our services comparably to the price of high pressure cylinders. This has proved an effective inducement to cause customers to convert from high pressure cylinders to one of our beverage carbonation systems, given the heightened convenience and predictability of supply that our solutions provide.

We are the only beverage carbonation solution provider with nationwide service and distribution capabilities and believe that other qualified suppliers of beverage carbonation systems and solutions do not presently exist in many regions of the United States. Unlike many of our competitors for whom beverage carbonation is a secondary service line, we have no material lines of business other than the provision of beverage carbonation solutions. All aspects of our operations are guided by our focus on the beverage carbonation business, including our selection of operating equipment and technical personnel, design of delivery routes, location of service locations, structure of customer contracts, content of employee training programs and design of management information and accounting systems. By restricting the scope of our activities to the beverage carbonation market and largely avoiding the dilution of management time and resources that would be required by other service lines, we believe that we are able to maximize the level of service provided to our customers. Further, we believe that we enjoy advantages over competitors due to our hub and spoke delivery system, overall route density and lower average time and distance traveled between stops, in addition to our customer service capabilities.

Competitive strengths

The Market Leader, with Significant Barriers to Entry.    We are the market leader in the provision of fountain and draught beer beverage carbonation solutions. We currently manage the nation's sole dedicated and exclusive national service infrastructure and are the only provider capable of delivering a combination beverage carbonation system and gas supply solution on a national scale. We maintain a 58% market share of the approximately 210,000 high volume U.S. locations, and we estimate the next largest competitor provides bulk CO2 services to 5% of these locations. As our target customers prioritize quality systems, reliable maintenance and beverage gas supply services at a low monthly cost across multiple locations, we believe our national presence and deep service capabilities would be difficult, costly, uneconomic and time intensive to replicate. Our robust national service infrastructure, service record with blue chip chain customers, and strong local density provide us with differentiated customer reach, allowing us to service national and regional restaurant and hospitality chain customers under long-term agreements, including MSAs. We believe nationally we have a lower relative cost of service given our installed base and resulting scale advantages over our competitors, who are mainly local or regional industrial gas distributors that lack our service capabilities or are not exclusively focused on beverage carbonation solutions.

Highly Compelling Value Proposition, Yet Low Dollar Cost to our Customers.    Beverage gas remains a critical input in the carbonation of fountain and draught beer beverages, impacting their quality, consistency and taste. Because fountain and draught beer beverages represent the most profitable product in substantially all QSRs, full-service restaurants, bars, and convenience store chains, our beverage carbonation solutions represent a non-discretionary, mission critical purchase by our customers. Despite its importance, beverage gas has a low relative and absolute cost, representing less than one cent of the overall cost of a single fountain or draught beer beverage. Our typical monthly billing to our customers is only approximately one hundred dollars per location. In addition, our customers do not incur any upfront investment associated with our systems. As existing and potential customers come to understand the lost sales and profit forfeiture that results from downtime associated with traditional high pressure cylinder products, as well as the quality, safety and logistical benefits of

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our beverage carbonation solutions, we believe beverage providers will increasingly choose our solutions at a low-dollar cost for attractive return on their investment.

Contractually Secure, Low Volatility Revenue Base Drives Visible, Recurring Cash Flows.    Our revenues remain contractually secure and highly visible, as more than 85% of our approximately 132,000 served locations are under some form of long-term agreement. Further, 70% of our annual revenues are fixed, regardless of volume, with the remainder of our revenue base demonstrating limited volatility on an annual basis. Our typical new customer contracts have an initial term of four to six years, provide us with the ability to pass along certain commodity costs via annual index-based price inflators and monthly fuel surcharges and include significant breakage penalties for early termination. As we typically contract for service with a chain customer's corporate franchisor and its individual franchisee locations, our revenues are also not overly dependent on any individual customer contract or geography. Our largest customer contract represented less than 3% of our total revenues for the twelve months ended December 31, 2009. Because our services represent a critical input to our customers' high margin fountain and draught beer beverage revenues, and because of our integrated system of services, we have not experienced significant customer attrition. Our annual customer attrition rates over the past 2 calendar years have averaged lower than 5% per year, with voluntary customer contract termination representing less than 2% per year. Our historical customer renewal rates over the past 3 calendar years have remained in excess of 95%, demonstrating the strength of our customer value proposition. We have more than offset our customer attrition in each of the past five years with new customer installations derived through newly opened customer locations, conversion of existing high pressure beverage gas cylinder locations and share capture from competing beverage gas solutions providers. We expect this trend of net organic customer growth to continue into the foreseeable future.

Predictable and Resilient End Market Demand.    We believe our end users are both resilient and demonstrate sustained demand in all economic conditions, particularly QSR chains, representing more than 45% of our customer locations and a disproportionately higher percentage of our revenues, and our chain customers (defined as QSRs, full-service restaurants, convenience stores and other customers that have 10 or more locations), collectively representing 80% of our accounts. We believe QSRs will continue to demonstrate predictable demand, given their concentration of visitor frequency with QSR "heavy-users," consisting typically of 18 to 24 year-old male repeating QSR visitors, who represent approximately 20% of the QSR customer base and approximately 60% of the store-level revenues. Further, we believe QSR demand growth continues to be buoyed by the high frequency of QSR visits demonstrated by the Asian-American and Hispanic-American population segments, two of the fastest growing U.S. populations, whose QSR daily visits are two and three times the overall U.S. average. Finally, we believe our chain customers, whose new unit growth and real revenue growth from 2000 to 2005 was greater than three and four times that of non-chain restaurants, will continue to demonstrate strong relative demand, given their comparative advantages of capital, brand awareness, operating prowess and purchasing power.

The demand of our chain customers is resilient. For example, during the recessionary period over the past year, as the Consumer Sentiment Index dropped from a 2008 high of 78.4 to a 2009 low of 56.3, U.S. Real GDP contracted 2.4% and U.S. unemployment increased from 5.8% in 2008 to 10.0% in 2009, we increased our revenues and Adjusted EBITDA from $146.8 million and $50.8 million for the twelve months ended December 31, 2008 to $163.8 million and $62.9 million for the twelve months ended December 31, 2009, representing 11.6% and 23.9% annual growth, respectively. For a reconciliation of Adjusted EBITDA to net income, see the section entitled "Summary consolidated and pro forma combined financial data—Discussion of EBITDA and Adjusted EBITDA" above.

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Master Service Agreements Provide a Unique, Low Risk Growth Channel.    We believe our unique service capabilities and dedicated national beverage supply infrastructure have allowed us to secure MSAs with 144 restaurant and convenience store chains that provide fountain beverages, including 56 MSAs with the top 100 U.S. restaurant chains, according to National Restaurant News. These MSAs generally provide for the long-term exclusive provision of beverage carbonation solutions in all corporate-owned customer locations, as well as qualified preferred vendor status for associated chain franchisees, which typically includes standardized contractual unit pricing and four to six year contractual terms of service with each store location. Our MSAs allow us to leverage our corporate franchisor relationships towards the marketing of our services to newly constructed corporate and franchisee locations or current MSA franchisee locations utilizing high pressure beverage gas cylinders. Since MSAs allow us to negotiate terms with a customer on a national or regional level, we are able to avoid the expense and time necessary to demonstrate our capabilities and to negotiate individual contract terms with each customer. We believe MSAs represent an important growth avenue for us, as we currently service approximately 73,600, or 59%, of the approximately 125,800 locations associated with our existing MSAs.

Scalable Business Model with Significant Operating Leverage.    As the leading national beverage carbonation solutions supplier and only dedicated supplier with national scale, we maintain a dense, highly scalable service infrastructure which we believe gives us a lower relative cost of service and an attractive margin on incremental customers. Our national reach, combined with our local route density, allows us to efficiently service additional customer locations with minimal, if any, incremental infrastructure or personnel costs, while also minimizing the average driver time and wages, mileage and fuel costs incurred between customer stops. We believe that substantially all of the target accounts not currently served by us are on delivery routes currently served by our network. We believe that the incremental margin on new customers acquired in our service network is well in excess of our consolidated margins at our current capacity levels, with minimal need for network expansion in the coming years. As our business continues to grow, we expect our scale and local route density to continue to drive enhanced operating performance, as demonstrated by the expansion of our Adjusted EBITDA margins from 35.7% in fiscal year 2004 to 38.4% in the twelve months ended December 31, 2009. This operating leverage allows us to target new growth opportunities with similar barriers to entry and competitive advantages, such as our recent Mini-Bulk and draught beer systems, without significant additional investment.

Experienced and Proven Management Team.    We are led by a high quality and experienced executive team. Our senior management team members have an average of approximately 22 years of relevant experience in the industrial gas, restaurant and distribution industries and are responsible for having grown our revenues and Adjusted EBITDA at a compound annual growth rate of 12.3% and 12.8%, respectively, from the twelve months ended June 30, 2005 to the twelve months ended December 31, 2009. Under the ownership of affiliates of Aurora Capital Group, which acquired our business in 2008, we have deepened management talent at all levels of the organization, adding 14 new individuals to senior and mid-level management positions since the Acquisition. See "—Corporate Structure." Eight of these senior and mid-level management positions are newly created positions and did not exist at our predecessor public company prior to the Acquisition.

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 SALES AND MARKETING

As of March 31, 2010, our beverage carbonation solutions were marketed by a sales force of 21 commission-only independent sales representatives, 9 commission-only employees and 32 salaried sales personnel. We currently market our beverage carbonation solutions primarily to QSRs, as well as other restaurant chains, bars, convenience store chains and sports and entertainment venues. Our customers include many of the major national and regional chains throughout the United States. We approach large chains on a corporate or regional level for approval to become the exclusive supplier of beverage carbonation solutions on a national basis or within a designated territory. We then direct our sales efforts to the managers or owners of the individual or franchised operating units. Our relationships with chain customers in one geographic market frequently help us to establish service with these same chains when we expand into new markets. After obtaining service relationships for a chain's locations in a new market, we attempt to rapidly build route density by targeting non-chain restaurants, convenience stores and theaters for conversion to our beverage carbonation solutions.

BACKLOG

As of December 31, 2009, we had a signed contractual backlog of approximately 1,677 new customer locations awaiting activation. Activations are dependent upon a number of factors, including the expiration of any existing agreements the customer may have with its current beverage gas supplier.

CO2 SUPPLY

Beverage grade CO2 is currently a readily available commodity product, which is processed and sold by various sources. We currently purchase CO2 from four suppliers: Linde LLC, Praxair, Inc., Pain Enterprises and EPCO Carbon Dioxide Products, Inc. Each of these suppliers has agreed to supply our entire requirements of CO2 at specified locations pursuant to contracts scheduled to expire on May 1, 2014. Under these contracts, our suppliers have committed to provide us with a stable supply of beverage grade CO2 at competitive prices. In addition, most of our contracts with our suppliers provide that if sufficient quantities of CO2 become unavailable for any reason, we will receive treatment as a preferred customer. For example, in the event of a beverage grade CO2 shortage, many CO2 suppliers reduce deliveries of CO2 to all customers. Our agreements with Linde LLC, Pain Enterprises and EPCO Carbon Dioxide Products, Inc. provide that we will continue to receive CO2 deliveries in full, along with our suppliers' other large customers, prior to deliveries to other customers.

Our agreements with our suppliers also require that our suppliers certify the purity of CO2 they supply to us. Our service locations and our delivery vehicles are used solely for storage and transport of beverage-grade CO2 to minimize any possibility of contamination. This supply system enables us to provide to our customers beverage-grade CO2 that has a known composition and is traceable from the point of production to the point of use, a service that many customers value.

CO2 TANKS

We currently purchase new CO2 tanks from two major manufacturers. We currently purchase CO2 tanks in a variety of sizes depending on the needs of our customers. CO2 tanks are vacuum insulated containers with extremely high insulation characteristics allowing the storage of CO2, in its liquid form, at very low temperatures. Our CO2 tanks operate under low pressure, are fully automatic and require no electricity. Based upon manufacturers' estimates, the service life of a CO2 tank is expected to exceed 20 years. We also refurbish CO2 tanks at our Memphis, Tennessee facility. We maintain an adequate inventory of CO2 tanks to meet expected customer demand.

Business

 EMPLOYEES

At March 31, 2010, we employed 786 full-time employees in our business. None of our employees is subject to a collective bargaining agreement; however, employees in Chicago, Illinois have elected union representation. We consider our relationship with our employees to be good. Other than senior management, which is employed by NuCO2 Florida Inc., all of our employees are employed by NuCO2 Management LLC.

TRADEMARKS

We market goods and services using the NuCO2®, AccuRoute® and Beverage Carbonation Made Easy® trademarks, which have been registered by us with the U.S. Patent and Trademark Office. The current registrations for these trademarks expire, if not renewed, in 2016 and 2017 with respect to NuCO2®, and 2019 with respect to AccuRoute® and Beverage Carbonation Made Easy®. We also market goods using the XactmiX™ trademark, which we have applied to register with the U.S. Patent and Trademark Office.

SEASONALITY

Beverage grade CO2 usage is subject to minor seasonal variations. Beverage grade CO2 usage fluctuates based on factors such as weather and traditional summer and holiday periods. Demand for CO2 in times of cold or inclement weather is lower than at other times. Based on historical data and expected trends, we anticipate that revenues from the delivery of CO2 will be highest in our first fiscal quarter and lowest in our third fiscal quarter.

REGULATORY MATTERS

Our business is subject to various federal, state and local laws and regulations adopted for the use, storage and handling of hazardous materials, the protection of the environment, the health and safety of their employees and users of their products and services. The transportation of CO2 is subject to regulation by various federal, state and local agencies, including the U.S. Department of Transportation. Regulatory authorities have broad powers and we are subject to regulatory and legislative changes that can affect the economics of the CO2 business by requiring changes in operating practices or by influencing the demand for and the costs of providing services. We believe that we are in compliance in all material respects with all such laws, regulations and standards currently in effect and that the cost of compliance with such laws, regulations and standards has not and is not anticipated to materially adversely affect us.

PROPERTIES

Our corporate headquarters are located in a 31,280 square foot leased facility in Stuart, Florida that accommodates corporate, administrative, customer service, marketing and sales. As of March 31, 2010, we also leased 124 stationary service locations. These facilities are rented on terms consistent with market conditions prevailing in the area. We believe that our existing facilities are suitable for our current needs and that additional or replacement facilities, if needed, are available to meet future needs.

LEGAL PROCEEDINGS

We are involved from time to time in litigation arising in the ordinary course of business. No litigation that is currently pending is expected to have a material adverse effect on our financial condition or results of operations.

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On September 21, 2005, the Estate of George Torres, a former employee, filed a lawsuit against us in the Circuit Court of Seminole County Florida for wrongful death. The plaintiff received workers' compensation benefits, but seeks damages under an intentional tort exception to workers' compensation immunity. We do not believe this claim is material. We have denied any wrongdoing and we are vigorously defending against this lawsuit.

CORPORATE STRUCTURE

General

NuCO2 Florida Inc., a Florida corporation previously known as NuCO2 Inc., is wholly owned by us and was previously publicly traded before it was taken private in the Acquisition. In connection with the Acquisition we entered into the Securitization Transactions. In the Securitization Transactions:

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NuCO2 Florida Inc. transferred substantially all of its assets to the Securitization Entities;

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NuCO2 Funding LLC, a wholly-owned subsidiary of NuCO2 Florida Inc., issued our Notes;

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the Securitization Entities entered into various intercompany agreements which would permit the bulk CO2 business to be run as an integrated business;

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NuCO2 Florida Inc. entered into the Management Services Agreement to manage the bulk CO2 business; and

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the controlling class of the holders of our Notes, upon the occurrence of certain events set forth in the Management Services Agreement, were given the ability to terminate the rights of NuCO2 Florida Inc. under the Management Services Agreement and appoint in its place a replacement manager.

We entered into the Securitization Transactions for a number of reasons. We believe our whole business securitization financing is a competitive advantage for us as we are afforded unique financial flexibility at minimal risk and a low cost of funding compared to more conventional financing structures. This structure allows us to fund our operations with highly-rated, lower priced debt, while subjecting us to only one financial covenant, DSCR. This structure also has less onerous restrictions on capital expenditures, acquisitions, dividends and changes of control than typically found in more conventional debt structures. We believe the risk of default in our capital structure is also remote, given that, based on our revenues for the quarter ended December 31, 2009 and our balance sheet as of such date, we expect that we would have needed to experience a greater than 34% decline in our collections over the following three months to breach the DSCR covenant. Our unique capital structure also provides us with a flexible maturity. Upon scheduled maturity in 2013 of our Senior Notes and our Subordinated Notes we have two successive one-year renewal periods at our option which we can utilize to extend this maturity to 2014 or 2015.

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The securitization entities

The Securitization Entities consist of the following five limited purpose Delaware limited liability companies: NuCO2 Funding LLC, NuCO2 LLC, NuCO2 IP LLC, NuCO2 Supply LLC and NuCO2 Management LLC, collectively referred to as the Securitization Subsidiaries. Each Securitization Entity holds a different subset of the former assets of NuCO2 Florida Inc. Substantially all of the assets of the Securitization Entities are pledged to secure the Notes, as are the membership interests in NuCO2 LLC, NuCO2 IP LLC, NuCO2 Supply LLC and the preferred membership interests in NuCO2 Management LLC. Set forth below is a brief summary of our corporate structure and each Securitization Entity.

NuCO2 Funding LLC.    NuCO2 Funding LLC is a limited-purpose Delaware limited liability company that is a direct wholly-owned subsidiary of NuCO2 Florida Inc. NuCO2 Funding LLC is the issuer of the Notes and it is permitted to engage in other limited activities including the following: entering into contribution agreements with NuCO2 Florida Inc. and the other Securitization Entities; acting as sole member and owner of NuCO2 LLC, NuCO2 IP LLC and NuCO2 Supply LLC; at times guaranteeing the performance of any obligations of the Securitization Entities; receiving or providing funds and loans from and to the Securitization Entities; entering into the Securitization Indenture; entering into management agreements and other agreements with respect to the Securitization Entities; and entering into the other documents related to the Securitization Transactions or our corporate structure to which it is a party and undertaking any other activities related thereto.

NuCO2 Management LLC.    NuCO2 Management LLC is a limited-purpose Delaware limited liability company that is a direct wholly-owned subsidiary of NuCO2 Florida Inc. NuCO2 Management LLC employs all of the employees of our business except for our senior management team, and it is permitted to engage in other limited activities including the following: entering into management agreements; entering into service agreements; and entering into the other documents related to the Securitization Transactions or our corporate structure to which it is a party and undertaking any other activities related thereto.

NuCO2 IP LLC.    NuCO2 IP LLC is a limited-purpose Delaware limited liability company that is a direct wholly-owned subsidiary of NuCO2 Funding LLC. NuCO2 IP LLC owns our securitized

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intellectual property and it is permitted to engage in other limited activities including the following: entering into a license agreement with respect to intellectual property; entering into the Securitization Indenture; entering into management agreements and other agreements with respect to the Securitization Entities; at times guaranteeing the performance of any obligations of the Securitization Entities; and entering into the other documents related to the Securitization Transactions or our corporate structure to which it is a party and undertaking any other activities related thereto.

NuCO2 LLC.    NuCO2 LLC is a limited-purpose Delaware limited liability company that is a direct wholly-owned subsidiary of NuCO2 Funding LLC. NuCO2 LLC owns, performs, holds, maintains, sells, disposes of and otherwise deals with our customer contracts, and is permitted to engage in other limited activities including the following: soliciting, negotiating, and entering into new customer contracts and amending and/or terminating customer contracts, contract revenue streams and the proceeds thereof; entering into the Securitization Indenture; entering into management agreements and other agreements with respect to the Securitization Entities; at times guaranteeing the performance of any obligations of the Securitization Entities; and entering into the other documents related to the Securitization Transactions or our corporate structure to which it is a party and undertaking any other activities related thereto.

NuCO2 Supply LLC.    NuCO2 Supply LLC is a limited-purpose Delaware limited liability company that is a direct wholly-owned subsidiary of NuCO2 Funding LLC. NuCO2 Supply LLC acquires, owns, holds, maintains, develops, performs, sells, licenses, disposes of and otherwise deals with equipment, supply contracts, delivery truck leases, real estate leases and other agreements related to equipment, and it is permitted to engage in other limited activities including the following: entering into service agreements; entering into the Securitization Indenture; entering into management agreements and other agreements with respect to the Securitization Entities; at times guaranteeing the performance of any obligations of the Securitization Entities; and entering into the other documents related to the Securitization Transactions or our corporate structure to which it is a party and undertaking any other activities related thereto.

The assets and operations of the Securitization Entities are governed by a series of intercompany agreements which allow our day-to-day operations to be run on an integrated basis. These intercompany agreements are also pledged as collateral to secure the Notes.

The organizational documents of each of the Securitization Entities limit the activities such Securitization Entity may engage in as described above and provide for the appointment of an independent manager. Such independent manager is required to consent to any material action, including the consolidation or merger of the applicable Securitization Entity with or into another person, the sale of all or substantially all of the Securitization Entity's assets or the institution of any insolvency proceedings. In acting or otherwise voting on any such material action, the independent manager considers only the interests of the Securitization Entity, including its creditors, and not our interests or the interests of our stockholders.

The management of the Securitization Entities is provided by NuCO2 Management LLC, which has entered into the master management agreement with NuCO2 Florida Inc. so that our senior management ultimately provides management services to the Securitization Entities. However, upon the failure by the Securitization Entities to satisfy the specified DSCR, the occurrence and continuation of an event of default under the Securitization Indenture, or the resignation of, and failure to replace, NuCO2 Florida Inc. or NuCO2 Management LLC as managers of the business and assets of the Securitization Entities, the holders of the Notes will have the ability to replace NuCO2 Management LLC, and thus NuCO2 Florida Inc. and our senior management, with a replacement manager. Events of default under the Securitization Indenture include payment defaults under the Notes, the failure to meet the specified DSCR, covenant defaults, judgment defaults above a certain threshold and bankruptcy events.

Management and board of directors

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to our executive officers and directors as of April 15, 2010. As of such date, our Board of Directors consisted of seven members.

Name	Age	Position

Michael E. DeDomenico	62	Chief Executive Officer; Chairman of the Board; Director
Randy Gold	56	Senior Vice President of Sales
Keith Gordon	47	Senior Vice President of Marketing and Business Development
Victoria Strauss	46	Senior Vice President of Operations
J. Robert Vipond	64	Executive Vice President and Chief Financial Officer
Eric M. Wechsler	51	General Counsel and Secretary
David A. Alpern	34	Director
Lawrence A. Bossidy	75	Director
Dale F. Frey	77	Director
Mark D. Rosenbaum	36	Director
Michael W. Wickham	63	Director
J. Thomas Zusi	66	Director

Michael E. DeDomenico.    Mr. DeDomenico has been our Chief Executive Officer since September 2000 and a Director since June 2000. In October 2001, Mr. DeDomenico was elected Chairman of the Board. From March 1998 to July 2000, Mr. DeDomenico was president and chief executive officer of Praxair Distribution, Inc., a North American industrial gases company and a subsidiary of Praxair Inc. Mr. DeDomenico was employed by Union Carbide Corp. in various capacities from 1969 to 1992, and when Praxair was spun-off by Union Carbide in 1992, he was named president of Praxair Canada. The following year he was appointed president of Praxair Europe and in March 1998 was named president and chief executive officer of Praxair Distribution. Mr. DeDomenico is a director of Interline Brands, Inc., a leading direct marketer and distributor of maintenance, repair and operations products. Mr. DeDomenico has a B.S. degree in economics and finance from Hofstra University and an M.B.A. degree from Georgia State University. Mr. DeDomenico's qualifications to serve on our Board of Directors include his 10 years of experience with the Company as Chief Executive Officer, as well as his depth of experience in the wholesale gas industry. This experience, comprehensive knowledge of our industry, and inside perspective of the day-to-day operations of the Company provides essential insight and guidance to our Board of Directors.

Randy Gold.    Mr. Gold is our Senior Vice President of Sales and joined us in July 1992 as a Sales Manager. He is responsible for the leadership, development and execution of all field sales and related growth strategies. Mr. Gold has over 30 years of experience in sales and sales management in the fountain soft drink industry. Prior to joining the Company, Mr. Gold was Vice President of Sales and Customer Service for Coca-Cola BevServ of New York. Prior to that, he held sales management positions with two full service fountain soft drink companies.

Keith Gordon.    Mr. Gordon has been our Senior Vice President of Marketing and Business Development since May 2009. Previously, Mr. Gordon was Managing Principle of Zyman Group, LLC, an international growth strategy consulting firm from 2005 to 2009. Mr. Gordon also served as

Management and board of directors

Vice President, Brand Development at Arby's, LLC from 2001 to 2005. Mr. Gordon also served in various executive marketing and business development roles for The Coca-Cola Company, Reebok International, Ltd. and Procter & Gamble. Mr. Gordon also served on the Board of Directors for the Chick-fil-A Peach Bowl. Mr. Gordon has a B.A. degree in psychology from Denison University and completed graduate studies at The University of Southern California.

Victoria Strauss.    Ms. Strauss has been our Senior Vice President of Operations since September 2009. Previously, Ms. Strauss served in a number of positions with subsidiaries of YRC Worldwide Inc., a holding company and one of the largest transportation service providers in the world. From 2007 to 2009, Ms. Strauss was Senior Vice President, Operations of YRC Worldwide North American Transportation, a subsidiary of YRC Worldwide Inc. Ms. Strauss was Vice President, Enterprise Operations Development and Vice President, Project Management and R&D from 2005 to 2007 and from 2003 to 2005, respectively, for YRC Worldwide Enterprise Services, an indirect subsidiary of YRC Worldwide Inc. Ms. Strauss also served in various executive operations positions from 1987 to 2003 with Roadway Corporation, Inc. and Roadway Express, Inc., a subsidiary of Roadway Corporation, Inc., until the acquisition thereof by YRC Worldwide Inc. in 2003. Ms. Strauss has a B.S.B.A. degree in finance from Kent State University and an M.B.A. from Akron University.

J. Robert Vipond.    Mr. Vipond has been our Executive Vice President and Chief Financial Officer since January 2009. Prior to his current position, Mr. Vipond was our Executive Vice President from June 2008 through December 2008. Mr. Vipond also served on the Board of Directors from March 2004 through May 2008. Prior to June 2008, Mr. Vipond served as Vice President—Finance and Chief Financial Officer of Crane Co., a diversified manufacturer of engineered products. Prior to Crane Co., Mr. Vipond was the Vice President and Controller of Praxair, Inc. Mr. Vipond was also a financial executive for 21 years at General Electric. Mr. Vipond has a B.S./B.A. degree and an M.B.A. from the University of Nebraska at Omaha.

Eric M. Wechsler.    Mr. Wechsler has been our General Counsel and Secretary since January 1998. Prior to joining us, Mr. Wechsler was a corporate associate at the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP from 1990 to 1998. Mr. Wechsler has a J.D. degree from Fordham University, an M.B.A. degree from New York University and a B.A. degree from Northwestern University.

David A. Alpern.    Mr. Alpern has served as a Director since 2008. Mr. Alpern is a Principal of Aurora Capital Group and joined Aurora in 2006. Previously, Mr. Alpern served as an Associate with GTCR Golder Rauner, a Chicago-based private equity firm, from August 2001 to June 2004 and as an investment banking analyst within Credit Suisse First Boston's Global Industrial & Services practice from July 1999 to June 2001. Prior to joining GTCR, Mr. Alpern also worked for Microsoft Corporation, serving as a Manager in its Corporate Development/Merger & Acquisition Group. Mr. Alpern received a B.A. in History from the University of Michigan and an M.B.A. from the Harvard Business School. Mr. Alpern also currently serves on the Board of Directors of WoundCo Holdings, Inc. Mr. Alpern's qualifications to serve on our Board of Directors include his financial expertise and his experience providing advisory services to us and to other middle-market companies. Mr. Alpern also has substantial experience in analyzing and completing acquisitions, which is a vital resource to our Board in effecting our growth strategy. As part of the team at Aurora Capital Group that was initially responsible for evaluating the Acquisition and is now responsible for monitoring our progress on an ongoing basis, Mr. Alpern has spent an extensive amount of time reviewing, monitoring and analyzing our business. Mr. Alpern's extensive knowledge of our business, coupled with his knowledge and insight with respect to financial and operational issues adds value to our Board of Directors, but especially through recent periods, during which all companies dealt with extremely strained conditions in our economy.

Management and board of directors

Lawrence A. Bossidy.    Mr. Bossidy has served as a Director since 2008. Mr. Bossidy is also a member of Aurora Capital Group's Executive Board. Mr. Bossidy was most recently Chairman and Chief Executive Officer of Honeywell International, a diversified technology and manufacturing leader. Mr. Bossidy previously served as Chairman and CEO of AlliedSignal from 1991 to 1999, when he became Chairman of Honeywell following the merger of AlliedSignal and Honeywell in December 1999. He retired from Honeywell in April 2000. Before joining AlliedSignal, Mr. Bossidy served in a number of executive and financial positions with General Electric Company, which he joined as a trainee in 1957. He was Chief Operating Officer of General Electric Credit Corporation (now GE Capital Corporation) from 1979 to 1981, Executive Vice President and President of GE's Services and Materials Sector from 1981 to 1984, and Vice Chairman and Executive Officer of General Electric Company from 1984 to July 1991. He is a graduate of Colgate University. Mr. Bossidy is a Director of Berkshire Hills Bancorp, Inc. and served as a Director of JPMorgan Chase & Co. from 1997 to 2007. Mr. Bossidy's qualifications to serve on our Board of Directors include his 30 years of executive experience, including his ten years as a Chief Executive Officer. His experience at Honeywell, AlliedSignal and General Electric brings key senior management and operational insight to our Board of Directors. His service as Chairman of Honeywell and AlliedSignal also provides valuable insight on board leadership and best practices in corporate governance for public companies.

Dale F. Frey.    Mr. Frey has served as a Director and as Lead Director since 2008. Mr. Frey is also a member of Aurora Capital Group's Executive Board. After serving in the U.S. Air Force, he began his career with General Electric in the Financial Management Program. He subsequently held several managerial positions in Finance in General Electric's Aerospace and Defense, Aircraft Engine and Power Delivery businesses. Mr. Frey was appointed Staff Executive-International Finance Operations in 1975 and was appointed Vice President and Treasurer in 1980. He assumed the position of Chairman of the Board and President of the General Electric Investment Corporation in July 1984 and in March 1986, he was reappointed to the position of Vice President and Treasurer. In January 1994 he stepped down as Vice President and Treasurer of General Electric to again devote his full time to GE Investments and remained in that position until his retirement in early 1997. Mr. Frey is also a member of the Board of Directors of 24 Hour Fitness Worldwide, Inc. and previously served as a director of Aftermarket Technology Corp., Community Health Systems, Praxair, Inc., Yankee Candle and Roadway Express. Mr. Frey received his B.S. in economics from Franklin & Marshall College and received an M.B.A. in Economics and Accounting from New York University. Mr. Frey's qualifications to serve on our Board of Directors include his 25 years of financial and executive experience, including his ten years as a Chief Executive Officer. His financial know-how brings key insight to our Board of Directors regarding the reporting obligations and issues public companies face. His service on other public company boards also adds a depth of knowledge to our Board as to best practices in corporate governance for public companies.

Mark D. Rosenbaum.    Mr. Rosenbaum has served as a Director since 2008. Mr. Rosenbaum is a Partner of Aurora Capital Group, which he joined in 2001. Prior to joining Aurora Capital Group, Mr. Rosenbaum was an associate at Summit Partners from 1997 to 1999 and an analyst at Montgomery Securities from 1995 to 1997. Mr. Rosenbaum currently serves on the Board of Directors of Anthony Inc. and Douglas Dynamics, Inc. Mr. Rosenbaum graduated cum laude with a B.S. in economics from The Wharton School at the University of Pennsylvania. He earned an M.B.A. with honors from the John E. Anderson Graduate School of Management at UCLA where he was a Carter Fellow. Mr. Rosenbaum's qualifications to serve on our Board of Directors include his leadership experience as a partner at Aurora Capital Group, his financial expertise and his years of experience providing financial advisory services to other middle-market companies. As part of the team at Aurora Capital Group that was initially responsible for evaluating the Acquisition and is now responsible for monitoring our progress on an ongoing basis, Mr. Rosenbaum has spent an extensive amount of time

Management and board of directors

reviewing, monitoring and analyzing our business. Mr. Rosenbaum's extensive knowledge of our business, coupled with his knowledge and insight with respect to financial and operational issues, adds value to our Board of Directors, especially through recent periods, during which all companies dealt with extremely strained conditions in our economy.

Michael W. Wickham.    Mr. Wickham has served as a Director since 2008. Mr. Wickham retired as Chairman of the Board of Roadway Corporation in December 2003, where he was Chief Executive Officer from 1997 to 1999 and Chairman and Chief Executive Officer from 1999 until his retirement in 2003. Prior that that, he was the President of Roadway Express, where he held a variety of management positions during his 35-year career with the company. Mr. Wickham also currently serves as a member of the Board of Directors of C.H. Robinson Worldwide and Republic Services, Inc. Mr. Wickham's qualifications to serve on our Board of Directors include his 35 years of managerial experience at Roadway Express, including his six years as Roadway Corporation's Chief Executive Officer. His experience at Roadway brings key senior management and operational insight to our Board of Directors. In particular, Mr. Wickham has significant expertise in transportation and shipment logistics. His service on the Board of Directors of C.H. Robinson Worldwide and Republic Services, Inc. also provides valuable insight on public company governance practices.

J. Thomas Zusi.    Mr. Zusi has served as a Director since 2008. Mr. Zusi retired as Vice President Finance—Business Analysis and Operations of Allied Signal, Inc. in June 1999, a position he had held since December 1997. Prior to that, he served as Vice President Finance and Chief Financial Officer in the aerospace sector from February 1994 to December 1997. Prior to that Mr. Zusi held a variety of other corporate and accounting positions with Allied Signal beginning in April 1981. Mr. Zusi is also a certified public accountant and worked in public accounting for Price Waterhouse from 1970 to 1981. Mr. Zusi also served on the board of directors of K&F Industries and Mitchell International where, in each case, he served for a period as Chair of the Audit Committee. Mr. Zusi received his B.S. in accounting and an M.B.A. in finance and economics from Fairleigh Dickinson University. Mr. Zusi's qualifications to serve on our Board of Directors include his almost 30 years of accounting and executive experience, including his ten years in public accounting and almost 15 years of experience in supervising accounting and controls at Allied Signal. His accounting know-how brings key insight to our Board of Directors regarding the accounting matters companies face. His service on a public company board, including his service as an audit committee chair, also adds a depth of knowledge to our Board as to best practices and accounting issues public companies face.

Our executive officers (as defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act) are Messrs. DeDomenico, Gold, Gordon, Vipond, Wechsler and Ms. Strauss.

STRUCTURE OF OUR BOARD OF DIRECTORS

As noted above, our Board of Directors currently consists of seven members. The Board of Directors of NuCO2 Florida, Inc. consists of the same seven individuals as our board of directors. Because we are a holding company it has generally been our practice to hold board meetings only at the operating company level. Therefore, while our Board of Directors did not meet in 2009, the NuCO2 Florida Inc. board of directors met five times during 2009. In 2010, we began holding board meetings as joint meetings of our Board of Directors and the board of directors of NuCO2 Florida Inc. and intend to continue to do so in the future.

In accordance with the provisions of our certificate of incorporation and bylaws that we plan to adopt prior to the consummation of this offering, or the new certificate of incorporation and the new

Management and board of directors

bylaws, upon consummation of this offering, the terms of office of members of our Board of Directors will be divided into three classes:

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Class I Directors, whose terms will expire at the annual meeting of stockholders to be held in 2011;

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Class II Directors, whose terms will expire at the annual meeting of stockholders to be held in 2012; and

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Class III Directors, whose terms will expire at the annual meeting of stockholders to be held in 2013.

Our Class I Directors will be             , our Class II Directors will be             and our Class III Directors will be             . At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified Board of Directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.

Our Board of Directors has affirmatively determined that each of Messrs. Wickham and Zusi is independent under the NYSE independence standards. As discussed above in the section entitled "Risk factors," upon consummation of this offering, we will rely on the NYSE's "controlled company" exemption. As a result, our Board of Directors will not have a majority of independent directors as would be required under the NYSE's corporate governance standards for issuers that are not controlled companies.

BOARD LEADERSHIP STRUCTURE

Currently, Mr. DeDomenico serves as Chairman of the Board and Chief Executive Officer. The Board believes that the Company is best served at this time by this leadership structure in which a single leader serves as Chairman and CEO. Combining the roles of Chairman and CEO makes clear that the person serving in these roles has primary responsibility for managing the Company's business, under the oversight and review of the Board. The Board believes that this approach makes sense because the CEO is the individual with primary responsibility for implementing the Company's strategy, directing the work of other officers and leading implementation of the Company's strategic plans as approved by the Board. This structure results in a single leader being directly accountable to the Board and, through the Board, to our stockholders, and enables the CEO to act as the key link between the Board and other members of management. In addition, Mr. DeDomenico has a wealth of Company-specific and industry-wide knowledge gained through more than ten years of leading the Company and more than 40 years of experience in the industry, situating him well to address the unique challenges we face.

The Board believes that a single leader serving as Chairman and CEO, together with an experienced and engaged lead director, is the most appropriate leadership structure for the Board once we become a public company. However, the Company's Corporate Governance Guidelines and the New Bylaws will permit the roles of Chairman and CEO to be filled by the same or different individuals. This allows the Board flexibility to determine whether the two roles should be separated in the future based upon the Company's needs and the Board's assessment of the Company's leadership from time to time.

Management and board of directors

The Board will review the structure of Board and Company leadership as part of its succession planning process. Following the listing of our common stock on the NYSE, the Nominating and Corporate Governance Committee will periodically review succession planning.

RISK MANAGEMENT

Our Board of Directors is responsible for overseeing management of the Company's risks, both as a whole and also at the committee level. Our Board of Directors regularly reviews information regarding the Company's credit, liquidity and operations, as well as the risks associated with each. The Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. Our Audit Committee oversees management of financial risks and, effective upon the consummation of this offering, will also be responsible for overseeing potential conflicts of interests. Effective upon the consummation of this offering, our Nominating and Corporate Governance Committee will be responsible for managing risks associated with the independence of the Board of Directors. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full Board of Directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise.

CODE OF ETHICS

Prior to the consummation of this offering, we will adopt a "code of ethics" as defined by the rules of the SEC under the Exchange Act applicable to our employees, including our principal executive officer, principal financial officer and principal accounting officer, as well as our directors. A copy of this code of ethics will be available on our web site at www.NuCO2.com. We intend to post on our web site any amendments to, or waivers (with respect to our principal executive officer, principal financial officer and controller) from, this code of ethics required to be disclosed by applicable rules, including those of the SEC, within the time period required by such rules.

BOARD COMMITTEES

We currently have a standing Audit Committee and Compensation Committee. Prior to the consummation of this offering, our Board of Directors will also establish a Nominating and Corporate Governance Committee. Because of the equity ownership of the Aurora Entities, we are considered a "controlled company" for the purposes of the NYSE's listing requirements. As such, we are exempt from certain NYSE corporate governance requirements, including with respect to the independence of our Compensation Committee and our Nominating and Governance Committee. Upon consummation of this offering, we will rely on this exemption and therefore will not satisfy all of the independence requirements applicable to compensation and nominating and corporate governance committees under the NYSE's corporate governance standards for issuers that are not controlled companies.

We believe that the composition of our Audit Committee meets the criteria for independence under, and the functioning of these committees will comply with the requirements of, the Sarbanes-Oxley Act of 2002, the rules of the NYSE and the SEC rules and regulations that will become applicable to us upon consummation of this offering as a controlled company. We intend to comply with the requirements of the NYSE with respect to committee composition of independent directors as they become applicable. Summarized below are the responsibilities our Audit Committee and Compensation Committee will have upon consummation of this offering as well as the responsibilities we expect our Nominating and Corporate Governance Committee to have upon its creation.

Management and board of directors

Audit committee

Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which our Audit Committee will operate. This charter will set forth the duties and responsibilities of our Audit Committee, which, among other things, will include: the appointment, compensation, retention and oversight of our independent registered public accounting firm; evaluation of our independent registered public accounting firm's qualifications, independence and performance; review and approval of the scope of our annual audit and audit fee; review of our critical accounting policies and estimates; review of the results of our annual audit and our quarterly consolidated financial statements; and oversight of our internal audit function. A copy of our Audit Committee charter will be available on our web site at www.NuCO2.com prior to the listing of our common stock on the NYSE.

The current members of our Audit Committee are Messrs. Alpern, Wickham and Zusi, of whom Messrs. Wickham and Zusi are independent within the meaning of applicable SEC rules and the listing standards of the NYSE. The Board of Directors has determined that Mr. Zusi is an audit committee financial expert, as such term is defined in the rules and regulations of the SEC. In accordance with Rule 10A-3 under the Exchange Act and the listing standards of the NYSE, we plan to appoint a third independent director to our Audit Committee to replace Mr. Alpern within 12 months after the effectiveness of the registration statement relating to this offering so that all of our Audit Committee members will be independent within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the NYSE. The Audit Committee did not meet in 2009 as it was constituted in 2010. However, the NuCO2 Florida Inc. audit committee met nine times during 2009. As with our Board of Directors and the board of directors of NuCO2 Florida Inc., the audit committee of NuCO2 Florida Inc. consists of the same three members as our Audit Committee. Because we are a holding company it has generally been our practice to hold audit committee meetings at the operating company level. However, following the formation of our Audit Committee in 2010, we began holding audit committee meetings at the NuCO2 Inc. level and intend to do so on a going forward basis.

Compensation committee

Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which our Compensation Committee will operate. This charter will set forth the duties and responsibilities of our Compensation Committee, which, among other things, will include: oversight of our overall compensation structure, policies and programs; review and approval of the compensation programs applicable to our executive officers; determination of the compensation of our directors; administering, reviewing and making recommendations with respect to our equity compensation plans; and reviewing succession planning for our executive officers. A copy of our Compensation Committee charter will be available on our web site at www.NuCO2.com prior to the listing of our common stock on the NYSE.

The current members of our Compensation Committee are Messrs. Bossidy, Frey and Rosenbaum, none of whom is independent under the rules of the NYSE. The Compensation Committee did not meet during 2009 as it was constituted in 2010. However, the NuCO2 Florida Inc. compensation committee met four times during 2009. As with our Board of Directors and the board of directors of NuCO2 Florida Inc., the compensation committee of NuCO2 Florida Inc. consists of the same three members as our Compensation Committee. Because we are a holding company it has generally been our practice to hold compensation committee meetings at the operating company level. However, following the formation of our Compensation Committee in 2010, we began holding compensation committee meetings as joint meetings of the Compensation Committee of our Board of Directors and

Management and board of directors

the compensation committee of the board of directors of NuCO2 Florida Inc. and intend to do so on a going forward basis.

Nominating and corporate governance committee

Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which our Nominating and Corporate Governance Committee will operate. This charter will set forth the duties and responsibilities of our Nominating and Corporate Governance Committee, which, among other things, will include: recruiting and retaining qualified persons to serve on our Board of Directors, including proposing such individuals to our Board of Directors for nomination for election as directors; evaluating the performance, size and composition of our Board of Directors; establishing procedures for the consideration of Board of Director candidates recommended by the Company's stockholders; assessing the independence of each member of our Board of Directors; and overseeing our compliance activities. A copy of our Nominating and Corporate Governance Committee charter will be available on our web site at www.NuCO2.com prior to the listing of our common stock on the NYSE.

Prior to the listing of our common stock on the NYSE, we expect to appoint             as members of our Nominating and Corporate Governance Committee.

Compensation committee interlocks and insider participation

As discussed above, we did not have a Compensation Committee in fiscal year 2009. However, during fiscal year 2009, the compensation committee of NuCO2 Florida Inc. consisted of Messrs. Bossidy, Frey and Rosenbaum. None of the foregoing members of our Compensation Committee and the compensation committee of NuCO2 Florida Inc. is an officer or employee of the Company or NuCO2 Florida Inc. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our new certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

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for breach of the duty of loyalty;

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for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

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under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends); or

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for transactions from which the director derived improper personal benefit.

Our new bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are and will be expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

Management and board of directors

The limitation of liability and indemnification provisions that will be included in our new certificate of incorporation and new bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

In addition to the indemnification to be provided by our new bylaws, prior to the consummation of this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements, subject to certain exceptions, will require us to, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Executive compensation

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of our compensation programs

Our compensation programs are designed to enable us to attract and retain high-caliber executive officers and to motivate them to maximize performance while building stockholder value. We accomplish these objectives by providing our named executive officers, who are identified below, with short-term cash programs (annual base salary and annual incentive plan), long-term equity awards (stock options) and certain perquisites. Although our compensation program provides for a mix of both short- and long-term compensation and cash and non-cash compensation, we do not have any specific policy on those allocations.

Our named executive officers for 2009 were Mr. DeDomenico, Chief Executive Officer; Mr. Vipond, Executive Vice President and Chief Financial Officer; Mr. Wade, former Chief Operating Officer; Mr. Gold, Senior Vice President of Sales; and Mr. Wechsler, General Counsel and Secretary.

Determining executive compensation

Since 2008, our executives' compensation has been determined by the compensation committee of NuCO2 Florida Inc., which we refer to as the NuCO2 Florida Committee, after receiving input from our Chief Executive Officer other than with respect to himself. Each of our named executive officers is party to an employment agreement that sets forth his initial base salary and target bonus level under our annual incentive plan. In addition, our Board of Directors determines equity awards for our named executive officers.

The NuCO2 Florida Committee and our Chief Executive Officer receive input on the competitiveness of the Company's executive compensation programs relative to comparable companies from compensation consulting firm, Frederic W. Cook & Co., Inc., or FW Cook. FW Cook provides the NuCO2 Florida Committee and our Chief Executive Officer with the relevant market data for each named executive officer's position.

Going forward, we anticipate that our executive compensation programs will be determined and set by our Compensation Committee, which currently consists of the same three members as the NuCO2 Florida Committee, in the same manner as previously determined and set by the NuCO2 Florida Committee and, with respect to equity awards, our Board of Directors.

Benchmarking

The NuCO2 Florida Committee periodically compares the base salary and bonus components of its pay program against a group of fifteen publicly traded companies, or the Peer Group. The companies comprising the Peer Group are developed by FW Cook and are comparable in size, based on EBITDA, net income and market capitalization and/or conduct a business similar to ours. The Peer Group companies are as follows:

Aceto Corporation	Flow International Corporation	Material Sciences Corporation
Balchem Corporation	Insituform Technologies, Inc.	Met-Pro Corporation
Blount International, Inc.	K-Tron International, Inc.	Mobile Mini, Inc.
Calgon Carbon Corporation	Lawson Products, Inc.	TAL International Group, Inc.
Coinstar, Inc.	Life Sciences Research, Inc.	TurboChef Technologies, Inc.

Historically, the NuCO2 Florida Committee has determined that the base salary and target bonus levels of the named executive officers would be set between the 50th and 75th percentile for comparable positions in the Peer Group companies in order to compete with similar companies for executive

Executive compensation

talent, with further adjustments depending on subjective criteria such as an individual's qualifications and experience. Although our Board of Directors ultimately approves equity grants, the NuCO2 Florida Committee also reviews and compares the amount of equity held by each named executive officer against the Peer Group data. Because NuCO2 is a privately-held enterprise whose equity is not publicly-traded, equity levels are set above the 75th percentile in order to serve as a retentive and motivational tool for our named executive officers.

Elements of executive compensation

The key components of our compensation program for our named executive officers are base salary, the Management Incentive Plan, the 2008 Stock Incentive Plan and other compensation consisting primarily of matching 401(k) contributions, health and welfare benefits and other perquisites.

Base salary

We pay our named executive officers a base salary to compensate them for services rendered and to provide them with a steady source of income for living expenses throughout the year. In general, the base salary of each executive was initially established through arm's-length negotiations at the time the individual was hired, taking into account the individual's qualifications, experience, level of responsibility, as well as internal pay equity considerations and input from FW Cook.

Historically any increases to the base salaries of our named executive officers were reviewed and approved at the end of each fiscal year by the NuCO2 Florida Committee. Beginning in 2010 this review and approval process will be conducted by our Compensation Committee. In approving base salary increases, the NuCO2 Florida Committee has taken into account, and going forward our Compensation Committee will take into account, input from the Chief Executive Officer for the other named executive officers. Adjustments are based on individual performance, internal pay equity considerations and input from FW Cook, but we do not assign a specific weight to any single factor in making decisions regarding base salary adjustments. For 2009, the NuCO2 Florida Committee determined that each named executive officer, other than Mr. Vipond, who was hired at the beginning of 2009 and thus was not subject to a salary review, would receive a 4% increase in his base salary, as a cost of living adjustment. Additionally, Mr. Gold received an additional increase in his base salary as a market adjustment for his position based on input from FW Cook.

In 2009 the base salaries for our executives were increased as follows:

Named executive officer	Current Salary	Base salary increase	% increase

Michael DeDomenico	$551,200	$21,200	4.0%
J. Robert Vipond	$325,000	—	—
William Scott Wade	$321,681	$12,371	4.0%
Randy Gold	$240,000	$20,000	9.1%
Eric Wechsler	$268,321	$10,321	4.0%

Management incentive plan

Our named executive officers, as well as other key management employees, participate in the Management Incentive Plan, which we refer to in this prospectus as the MIP. The MIP provides the named executive officers with an opportunity to earn additional cash compensation in the form of bonuses that are awarded if we attain certain financial criteria established each year. We believe that making a significant portion of executive officer compensation subject to the achievement of performance goals motivates executive officers to increase their efforts on behalf of the Company.

Executive compensation

Target Bonus Levels.    The MIP has target bonuses for the named executive officers, expressed as a percentage of base salary, that are set forth in each named executive officer's employment agreement, as follows:

Named executive officer	Target bonus level

Michael DeDomenico	70%
J. Robert Vipond	50%
William Scott Wade	50%
Randy Gold	50%
Eric Wechsler	35%

Bonus Determinations.    Under the MIP, each year (generally during the first quarter), the NuCO2 Florida Committee established company-wide financial performance objectives, which serve as the basis for determining the amount of bonuses to be paid. The committee determined the types of performance metrics, relative weighting and target levels for each metric in consultation with management and taking into account our performance for the immediately preceding year. The 2009 performance metrics under the MIP are comprised of two components, adjusted EBITDA and Return on Tangible Assets, or ROTA, weighted 75% and 25%, respectively. Adjusted EBITDA has historically been a significant performance metric under the MIP because it measures our operating performance. We believe ROTA is a good indication of how efficiently we are using our assets to generate earnings, which, if successful, ultimately drives value to our stockholders.

We must achieve at least 90% of the target objective for any bonuses to be paid under the MIP. Such threshold achievement would result in bonus payouts to a named executive officer at no more than 50% such officer's individual target bonus level. The maximum bonus payout to a named executive officer, based on achievement of at least 110% of the target objective, is 150% of such officer's individual target bonus level.

After the end of the 2009 fiscal year, the NuCO2 Florida Committee reviewed in conjunction with our Chief Executive Officer, our performance with respect to the performance metrics and determined the amount of bonuses to be paid under the program as a whole. After determining the overall amount of bonuses to be paid under the MIP for the year, the NuCO2 Florida Committee determined actual bonus payouts to each named executive officer based on its subjective determinations of each individual's overall performance and contribution during the year, and, with respect to each named executive officer other than Mr. DeDomenico, the recommendations of our Chief Executive Officer. Mr. Vipond's bonus for 2009 also included a special recognition bonus of $30,000 outside of his award under the MIP for his individual achievements during the year, including his role in enhancing our financial reporting system and in one Enterprise Resource Planning project, in the nexAir Acquisition and productivity initiatives.

For the fiscal year ended June 30, 2009, a target bonus pool of $2.0 million was established, based on adjusted EBITDA of $54.3 million and ROTA of 35.8%. Actual results were $57.7 million and 37.6%, respectively, resulting in a total approved payout under the MIP of $2.17 million. In addition, the NuCO2 Florida Committee approved an additional pool of $200,000 due to the successful acquisition and integration of the beverage carbonation business of nexAir, LLC. The NuCO2 Florida Committee has the discretion to adjust awards under the MIP if the financial performance goals in a given fiscal year are not met in recognition of the named executive officers' respective overall performance. For 2009, each named executive officer received bonuses under the MIP ranging from 112% to 121% of their respective target levels due to the Company exceeding the MIP target objectives, the additional pool attributable to nexAir, LLC and the NuCO2 Florida Committee's subjective determinations as to individual performance. For the actual payouts to the named executive

Executive compensation

officers and their respective target amounts, please refer to the Summary Compensation Table and Grants of Plan-Based Awards Table below.

Long-term incentive compensation

We introduced the 2008 Stock Incentive Plan, which we refer to in this prospectus as the 2008 Stock Plan, in May 2008 in connection with the Acquisition. The purposes of the 2008 Stock Plan are to attract, motivate and retain key employees, non-employee directors, consultants and advisors by providing for or increasing their proprietary interests in the Company. We believe that long-term performance is achieved through an ownership culture that rewards and encourages long-term performance by our named executive officers though the use of stock-based awards.

The Board of Directors determines who will receive awards under the 2008 Stock Plan and the terms and conditions of those awards. In determining the size of a stock option grant, the Board of Directors takes into consideration the individual's impact on Company performance, the number of option grants available and internal pay equity considerations. Our named executive officers who were employed at the time of the Acquisition and the adoption of the 2008 Stock Plan received their option grants at that time. Although not required, to date all stock option grants subsequent to the Acquisition have been made in connection with a named executive officer's commencement of employment and the amounts thereof resulted from arms-length negotiations in connection with such commencement of employment. When Mr. Vipond commenced employment in 2009, he received options to acquire 1,931 shares of our common stock, an amount consistent with prior grants made to our named executive officers with comparable responsibilities.

All stock options were granted with an exercise price equal to the fair market value of our common stock on the date of grant. Stock options vest over a 5 year period at 20% per year on the anniversary of the grant date. The Company believes this vesting schedule appropriately encourages long-term employment with our Company, while allowing our named executive officers to realize compensation in line with creating stockholder value.

Other compensation

In addition to their base salaries and awards under the incentive plans described above, our named executive officers receive matching contributions under our 401(k) plan in the same manner as all of our employees who participate in the plan. We match 50% of a participant's pre-tax contributions up to the first 4% of such participant's base salary up to the maximum allowed by the plan. Each named executive officer is also eligible to participate in all other benefit plans and programs that are or may be available to our other executive employees, including any health insurance or health care plan, disability insurance, vacation and sick leave and other similar plans.

Our named executive officers also receive certain perquisites and participate in a group long-term disability plan for management. Mr. DeDomenico receives an annual perquisite allowance of $25,000 to cover the costs of long-term disability insurance, his automobile lease and other incidentals, and each of the other named executive officers receives a monthly perquisite allowance of $650 to cover the costs of an automobile lease and other incidentals. All of these named executive officers also receive tax gross-ups on taxes incurred in connection with these perquisite allowances.

Additionally, Mr. Vipond is entitled to certain relocation benefits as a result of his agreement to relocate to the Stuart, Florida area at the time of his initial hire. The benefits under this arrangement are designed to cover the costs incurred by him in connection with the sale of his prior residence and his temporary living expenses, and Mr. Vipond receives a tax gross-up on any income taxes incurred by him in connection with these benefits. We also paid for his moving expenses when he relocated to the Stuart, Florida area.

Executive compensation

We believe these limited perquisites and personal benefits are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions.

Severance and change of control arrangements

All of our named executive officers are parties to employment agreements with us. Under the employment agreements, each of our named executive officers except Mr. Wechsler, is eligible for severance benefits consisting of base salary continuation (ranging from one year to two years) and a pro-rated target bonus for the year of termination if we terminate his employment without cause or he resigns for good reason. Mr. Wechsler is entitled to one year of base salary if we terminate him without cause. In addition, each named executive officer is entitled to accelerated vesting of a portion of his then outstanding stock options.

Each of the employment agreements also provides severance benefits in the event of a named executive officer's death or permanent incapacitation. In the event of death, the executive's estate is entitled to receive an amount (offset by any life insurance proceeds from any company-sponsored life insurance policies) equal to (i) 100% of the executive's base salary and target bonus (in the case of Mr. DeDomenico) or (ii) 100% of the compensation received by such executive in the twelve month period preceding his death (in the case of the other named executive officers). In the event of permanent incapacitation, the executive is entitled to receive 100% of his base salary (plus target bonus in the case of Mr. DeDomenico). In addition, all of the named executive officers are entitled to accelerated vesting of a portion of the executive's then outstanding stock options.

We provide these benefits to promote retention and ease the consequences to an executive (and/or his or her estate) in the event of an unexpected termination of employment.

We also provide enhanced severance benefits in the event of a change of control. First, all of the unvested options held by our named executive officers become fully vested. Second, under each of the employment agreements with our named executive officers, if the executive is terminated without cause or resigns for good reason within the two year period following a change of control, he is entitled to a severance amount ranging from one to two times his base salary plus target bonus for the year of termination, in each case with a guaranteed minimum severance amount as set forth in his employment agreement. Each of the employment agreements also provides for certain protections to either compensate the executive for excise taxes imposed on these severance benefits, or to avoid the imposition of such excise taxes.

We believe these enhanced severance benefits will keep our named executive officers focused on stockholders interests rather than income security in the event of a potential change of control transaction.

Please refer to the discussion below in the section entitled "—Executive Compensation—Potential payments upon termination or change of control" for a more detailed discussion of our severance and change of control arrangements.

Stock ownership guidelines

The are currently no equity ownership requirements or guidelines that any of our named executive officers or other employees must meet or maintain.

Policy regarding restatements

We do not currently have a formal policy requiring a fixed course of action with respect to compensation adjustments following later restatements of financial results. Under those circumstances,

Executive compensation

our Board of Directors or Compensation Committee would evaluate whether compensation adjustments were appropriate based on the facts and circumstances surrounding the restatement.

Tax deductibility

The NuCO2 Florida Committee has considered the potential future effects of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, on the compensation paid to our named executive officers. Section 162(m) places a limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by stockholders is not subject to this deduction limit. As we are not currently publicly-traded, neither the NuCO2 Florida Committee nor our Compensation Committee has previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following the consummation of this offering, our Compensation Committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limits of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

EXECUTIVE COMPENSATION

Summary compensation table for fiscal year 2009

The following table sets forth the total compensation for the fiscal year ended June 30, 2009 of the named executive officers:

Name	Year	Salary $	Bonus(1)	Option awards(2)	Non-equity incentive plan comp(3) $	All other comp(4) $	Total $

Michael DeDomenico	2009	$551,200			$444,000	$47,174	$1,042,374
Chief Executive Officer
J. Robert Vipond	2009	$325,000	$80,000	$84,168	$185,000	$87,374	$761,542
Executive Vice President and Chief Financial Officer
William Scott Wade	2009	$321,681			$190,000	$20,107	$531,968
former Chief Operating Officer(5)
Randy Gold	2009	$240,000			$145,000	$20,107	$405,107
Senior Vice President of Sales
Eric Wechsler	2009	$268,321			$105,000	$6,267	$379,588
General Counsel and Secretary

(1)
Amount shown reflects the $50,000 signing bonus paid to Mr. Vipond on January 23, 2009 and the $30,000 special recognition bonus paid to Mr. Vipond with respect to individual achievement in fiscal year 2009.

Executive compensation

(2)
Amounts shown reflect the dollar value recognized, before forfeiture assumptions, by the Company for financial statement reporting purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification 718-10-10, for the fiscal year ended June 30, 2009. Assumptions used to determine these values can be found in Note 11 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(3)
Reflects the actual payout for the 2009 Management Incentive Plan.

(4)
Individual breakdowns of amounts set forth in "All Other Compensation" column are as follows:

Name	401(k) matching contribution	Automobile allowance	Relocation benefits	Group long-term disability insurance	Tax gross-up	General perquisite allowance	Total all other compensation

Michael DeDomenico	$5,000	(a)		$2,835	$14,339	$25,000(b)	$47,174
J. Robert Vipond	$1,827	$ 7,800	$67,515	$2,835	$7,397		$87,374
William Scott Wade	$5,000	$ 7,800		$2,835	$4,472		$20,107
Randy Gold	$5,000	$ 7,800		$2,835	$4,472		$20,107
Eric Wechsler	$3,432			$2,835			$6,267

(a)
Mr. DeDomenico's automobile allowance is part of a general perquisite allowance.

(b)
Mr. DeDomenico's general perquisite allowance is used for an automobile lease, long-term disability insurance and other incidentals.
(5)
Mr. Wade's last day with the Company was March 14, 2010.

Grants of plan-based awards in fiscal year 2009

The following table sets forth all grants of plan-based awards made to the named executive officers during the fiscal year ended June 30, 2009:

					All other option awards: number of securities underlying options(2)		Grant date fair value of stock and option awards(3)
						Exercise or base price of option awards, per share
		Estimated future payouts under non-equity incentive plan awards(1)
Name	Grant date	Threshold	Target	Maximum

Michael DeDomenico	—	$192,900	$385,800	$578,760
J. Robert Vipond	—	$81,250	$162,500	$243,750
	9/25/08				1,931	$1,000	$552,266
William Scott Wade	—	$80,400	$160,800	$241,260
Randy Gold	—	$60,000	$120,000	$180,000
Eric Wechsler	—	$46,950	$93,900	$140,870

(1)
Amounts reported above reflect the potential performance based incentive cash payments each executive could earn pursuant to the Management Incentive Plan for fiscal year 2009 as described in "—Compensation Discussion and Analysis—Elements of executive compensation—Management incentive plan" above. At the time of grant, the incentive payments could range from the threshold amounts to the maximum amounts indicated. The actual amounts earned for 2009 are set forth in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table above.

(2)
Reflects shares of common stock underlying option awards granted in fiscal year 2009. The options vest in five equal annual installments over the five-year period following the grant date.

(3)
Amounts shown reflect the dollar value recognized, before forfeiture assumptions, by the Company for financial statement reporting purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification 718-10-10, for the fiscal year ended June 30, 2009. Assumptions used to determine these values can be found in Note 11 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Executive compensation

  Narrative disclosure to summary compensation table for year ended June 30, 2009 and grants of plan-based awards in year 2009 table

  Certain elements of compensation set forth in the Summary Compensation Table for Year Ended June 30, 2009 and Grants of Plan-Based Awards in Fiscal Year 2009 Table reflect the terms of employment agreements between us and certain of the named executive officers.

  Michael DeDomenico.    We are a party to an employment agreement with Mr. DeDomenico entered into on May 28, 2008 in connection with the Acquisition, and with an initial term of five years. The agreement provides for an initial base salary of $530,000 per year, which was increased to $551,200 in 2009, and which is subject to future increases at the discretion of our Board of Directors. In addition, pursuant to his employment agreement, Mr. DeDomenico is eligible to receive a target bonus of 70% of his base salary. Mr. DeDomenico also receives an annual $25,000 perquisite allowance to cover the costs of his long-term disability insurance, automobile lease and other incidentals and a tax gross-up on such amount.

  J. Robert Vipond.    We are a party to an employment agreement with Mr. Vipond entered into on July 1, 2008, with an initial term of five years. The agreement provides for an initial base salary of $325,000 per year, which is subject to annual review and adjustment at the discretion of our Board of Directors or Chief Executive Officer. In connection with entering into the agreement, Mr. Vipond received a $50,000 signing bonus. In addition, pursuant to his employment agreement, Mr. Vipond is eligible to receive a target bonus of 50% of his base salary. Mr. Vipond also receives $650 per month for an automobile lease plus incidentals and a tax gross-up on such amount, plus certain relocation benefits that are also subject to a tax gross-up.

  William Scott Wade.    We were a party to an employment agreement with Mr. Wade entered into on May 28, 2008 in connection with the Acquisition, and with an initial term of five years. The agreement provided for an initial base salary of $309,310 per year, which was increased to $321,681 in 2009, and which was subject to annual review and adjustment at the discretion of our Board of Directors or Chief Executive Officer. In addition, pursuant to his employment agreement, Mr. Wade was eligible to receive a target bonus of 50% of his base salary. Mr. Wade also received $650 per month for an automobile lease plus incidentals and a tax gross-up on such amount. Mr. Wade's last day with the Company was March 14, 2010.

  Randy Gold.    We are a party to an employment agreement with Mr. Gold entered into on May 28, 2008 in connection with the Acquisition, and with an initial term of five years. The agreement provides for an initial base salary of $220,000 per year, which was increased to $240,000 in 2009, and which is subject to annual review and adjustment at the discretion of our Board of Directors or Chief Executive Officer. In addition, pursuant to his employment agreement, Mr. Gold is eligible to receive a target bonus of 50% of his base salary. Mr. Gold also receives $650 per month for an automobile lease plus incidentals and a tax gross-up on such amount.

  Eric Wechsler.    We are a party to an employment agreement with Mr. Wechsler entered into on September 13, 2007. The term of the agreement initially ran until July 30, 2009, and the term was extended to July 31, 2010 prior to its expiration. The agreement provides for an initial base salary of $258,000 per year, which was increased to $268,321 in 2009, and which is subject to annual review and adjustment at the discretion of our Board of Directors or Chief Executive Officer. In addition, pursuant to his employment agreement, Mr. Wechsler is eligible to receive a target bonus of 35% of his base salary. Mr. Wechsler also receives $650 per month for an automobile lease plus incidentals and a tax gross-up on such amount.

Executive compensation

  Outstanding equity awards at year end 2009

  The following table sets forth for each named executive officer, unexercised options as of June 30, 2009. None of the named executive officers have any unvested stock or unearned equity incentive plan awards.

	Option Awards(1)
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price	Option expiration date

Michael DeDomenico(2)	946	3,784	$1,000	5/28/18
J. Robert Vipond	—	1,931	$1,000	9/25/18
William Scott Wade	386	1,545	$1,000	5/28/18
Randy Gold	350	1,404	$1,000	5/28/18
Eric Wechsler	59	237	$1,000	5/28/18

(1)
Except as specifically set forth in footnote 2, these stock options were granted on the date ten years prior to the expiration date and vest in 20% installments on the first five anniversaries of the date of grant.

(2)
On November 16, 2009, the number of shares of common stock underlying Mr. DeDomenico's options was reduced from 4,730 to 4,717. As a result, modifications were made to the vesting schedule such that in the final year of vesting, options to acquire 933 shares, rather than 946 shares, of our common stock vest.

Potential payments upon termination or change of control

The information below describes certain compensation and benefits to which our named executive officers are entitled in the event their employment is terminated under certain circumstances and/or a change of control occurs. See the table at the end of this section for the amount of compensation and benefits that would have become payable under existing plans and contractual arrangements assuming a termination of employment and/or change of control had occurred on June 30, 2009 based upon the estimated fair value of our common stock on that date, given the named executive officers' compensation and service levels as of such date. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Termination events occurring outside a change of control period

Termination Without Cause or Resignation For Good Reason.    We are parties to employment agreements with all of our named executive officers, all of which were entered into prior to June 30, 2009.

Messrs. DeDomenico, Vipond, Wade and Gold.    Under these employment agreements, if we terminate the executive's employment without Cause (as defined below), or if the executive resigns for Good Reason (as defined below), the executive is entitled to receive severance benefits consisting of base salary continuation and a pro-rated target bonus under the MIP for the year of termination. Under such circumstances, Mr. DeDomenico is entitled to two years of his base salary, payable in six quarterly installments and the other named executive officers are entitled to one year of his base salary, payable in four quarterly installments. The pro-rated portion of MIP bonus is payable at the time bonuses are determined. In addition, Mr. Vipond is entitled to receive any relocation benefits not paid as of the date of termination. Mr. Wade's last day of employment with the Company was March 14, 2010, and he will receive severance benefits consistent with his employment agreement.

Executive compensation

Mr. Wechsler.    Under Mr. Wechsler's employment agreement, if he is terminated without Cause (as defined below), he is entitled to receive one year of his base salary, payable in four quarterly installments.

All named executive officers.    Each executive may continue to receive benefits for the salary continuation period on the same basis as prior to the date of termination. Severance payments are generally subject to the executive's compliance with certain non-competition and confidentiality covenants (described in more detail below) during the salary continuation period.

Under each employment agreement, "Cause" means the executive (a) engages in any criminal conduct constituting a felony and criminal charges are brought against the executive by a governmental authority; (b) knowingly and willfully fails or refuses to perform his duties and responsibilities in a manner consistent with his position or other officers of similar position in the Company to the reasonable satisfaction of the Board of Directors or (c) knowingly and willfully engages in activities which would constitute a material breach of any term of the employment agreement or result in a material injury to our business condition, financial or otherwise, results of operation or prospects, as determined in good faith by the Board of Directors, and such activity is not cured by the executive within thirty days of the executive's receipt of notice from us.

Under each employment agreement, "Good Reason" means (a) an involuntary change in the executive's status or position with us that constitutes a demotion from the executive's then-current status or position and a material change in the nature or scope of powers, authority or duties inherent in such position; (b) a reduction in the executive's compensation (or, solely with respect to Mr. DeDomenico, a reduction in his base salary or a material change to his bonus structure); (c) any action or inaction by us that would adversely affect the executive's continued participation in any benefit plan on at least as favorable basis as was the case at the time of such action or inaction or deprive him of any material benefits that he then enjoyed, except to the extent that such action or inaction by us (i) is also taken or not taken, as the case may be, in respect of all employees generally, (ii) is required by the terms of any benefit plan as in effect immediately before such action or inaction or (iii) is necessary to comply with applicable law or to preserve the qualification of any benefit plan under Section 401(a) of the Code; (d) a material change in the principal work location (or, solely with respect to Mr. DeDomenico, a change in excess of a 50 mile radius from the current location in Stuart, Florida); (e) our failure, or the failure of our successor or any person or Group of Persons (as defined below) acquiring substantially all of our assets to assume any and all terms of the employment agreement or (f) a material breach of the employment agreement by us, our successor or a person or Group of Persons acquiring substantially all of our assets, in each case which remains uncured for 30 days following written notice from the executive, which notice must be provided by the executive within 90 days of the event giving rise to Good Reason.

Under each employment agreement, "Group of Persons" means any group of persons or entities acting in concert as a partnership or other group.

Each of the employment agreements contains a non-competition provision that prevents the named executive officer from working for or investing in our competitors for two years after termination of employment, and a perpetual nondisclosure provision.

Termination due to Permanent Incapacitation.    Under the employment agreements, if the executive's employment terminates due to Permanent Incapacitation (as defined below), the executive is entitled to receive benefits consisting of 100% of his base salary and target bonus under the MIP for the current fiscal year, payable in six quarterly installments (in the case of Mr. DeDomenico), and 100% of his base salary, payable in four quarterly installments (in the case of the other named executive officers). We would also continue each executive's benefits for the salary continuation period on the same basis as prior to the date of termination. Each of the named executive officers would also receive long term

Executive compensation

disability benefits under the group long term disability plan we maintain for our executives. Under this plan, each executive is entitled to a monthly benefit equal to 60% of his monthly salary for a specified period of time, subject to a maximum monthly benefit of $15,000. Payments under this plan do not commence until the salary continuation period expires. Mr. Vipond is also entitled to receive any relocation benefits not paid as of the date of termination.

Under the employment agreements, "Permanent Incapacitation" means that the executive, by reason of his physical or mental disability, fails to substantially perform his usual and regular duties for us for a consecutive period of four months or for six months in any eighteen month period, subject to certification by a licensed physician, reasonably acceptable to the executive and us, that the nature of the executive's disability is such that it will continue as a substantial impediment to the executive's ability to substantially perform his duties.

Termination due to Death.    Under the employment agreements, if the executive's employment terminates due to his death, the executive's beneficiaries are entitled to receive benefits consisting of 100% of his base salary and target bonus under the MIP for the current fiscal year, payable in twelve monthly installments (in the case of Mr. DeDomenico), and 100% of the compensation received by the executive during the twelve month period prior to his death, payable in twelve monthly installments (in the case of the other named executive officers). These benefits would be offset by any proceeds from a life insurance policy for the executive maintained by us. We would also continue each executive's benefits for his beneficiaries for the salary continuation period on the same basis as prior to the date of termination. In addition, Mr. Vipond is entitled to receive any relocation benefits not paid as of the date of termination.

Treatment of Stock Options.    Under the terms of each employment agreement and option award agreement, in the event a named executive officer's employment terminates for any of the foregoing reasons (i.e., without Cause, due to Permanent Incapacitation or death, or, with respect to the named executive officers other than Mr. Wechsler, Good Reason), any unvested stock options scheduled to vest at the next applicable vesting date would vest pro-rata according to the number of whole or partial months the executive was employed during the relevant vesting period, and he would be entitled to exercise all vested stock options held by him for a period of six months after the termination date. In the event an executive's employment with us terminates for any other reason (other than Cause), he would be entitled to exercise all vested stock options held by him for a period of 90 days after the termination date.

Termination without cause or resignation for good reason during a change of control period

Each of our employment agreements provides for enhanced severance benefits in the event the executive's employment is terminated without Cause or the executive resigns for Good Reason during the two year period following a Change of Control (as defined below). Thus, these enhanced severance benefits are payable only in connection with a so-called "double trigger" (a Change of Control followed by a termination of employment under certain circumstances). These arrangements are intended to preserve productivity and encourage retention in the face of the disruptive impact of a change of control and to allow our executives to focus on the value of strategic alternatives to stockholders without concern for the impact on their employment.

The severance payments to the named executive officers would be in the form of a lump sum payment (to the extent permitted by Section 409A of the Code), in the following amounts:

–>
Mr. DeDomenico: The greater of (i) two times his base salary and target bonus under the MIP for the year of termination and (ii) $1,802,000.

Executive compensation

–>
Mr. Vipond: The greater of (i) one and a half times his base salary and target bonus for the year of termination and (ii) $731,250.

–>
Mr. Wade: The greater of (i) one and a half times his base salary and target bonus for the year of termination and (ii) $695,948. Mr. Wade's last day with the Company was March 14, 2010, which was outside of a Change of Control period and he will receive severance benefits consistent with his employment agreement.

–>
Mr. Gold: The greater of (i) his base salary and target bonus for the year of termination and (ii) $330,000.

–>
Mr. Wechsler: The greater of (i) his base salary and target bonus for the year of termination and (ii) $348,300.

In addition, we would continue each executive's benefits on the same basis as prior to the date of termination for eighteen months (in the case of Messrs. DeDomenico, Vipond and Wade) and twelve months (in the case of Messrs. Gold and Wechsler), or such earlier date if the executive obtains comparable benefit coverage from a subsequent employer.

Each of our named executive officers, other than Mr. Wechsler, may be entitled to a tax gross-up payment in connection with Section 280G of the Code, or if the benefits payable to these named executive officers do not exceed 110% of the safe harbor limits established by Section 280G of the Code, then the benefits are reduced to such safe harbor limits. Mr. Wechsler is not entitled to a tax gross-up payment; instead, we cap his benefits at the Section 280G safe harbor limits if the after-tax benefit to him is greater than the after-tax benefit of the full amount.

For purposes of the employment agreements, "Change of Control" means the occurrence, during any twelve month period of (i) the direct or indirect sale, lease, exchange or other transfer of all or substantially all (50% or more) of the assets of the Company to any person or group of persons, (ii) the merger, consolidation or other business combination of the Company with or into another corporation with the effect that the stockholders of the Company, as the case may be, immediately following the merger, consolidation or other business combination, hold 50% or less of the combined voting power of the then outstanding securities of the surviving corporation of such merger, consolidation or other business combination ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors, (iii) the replacement of a majority of the Board of Directors in any given year as compared to the directors who constituted the Board of Directors at the beginning of such year, and such replacement shall not have been approved by the Board of Directors, as the case may be, as constituted at the beginning of the year or (iv) a person or Group of Persons shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of securities of the Company representing 50% or more of the combined voting power of the then outstanding securities of such corporation ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

Treatment of stock options in a change of control

In addition to the double trigger severance benefits, under the terms of each option award agreement with our named executive officers, in the event of a Change of Control (as defined below), all unvested options held by the executive accelerate and become fully vested. For purposes of option acceleration, "Change of Control" means any time, (i) NuCO2 ceases to own 100% of the equity interests of NuCO2 Florida Inc.; (ii) the Aurora Entities and their affiliates collectively shall fail to own, or to have the power to vote or direct the voting of, our voting stock representing more than 35% of the voting power of our total outstanding voting stock; (iii) any person (other than the Aurora Entities and their

Executive compensation

affiliates) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause, such person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of our voting stock representing more voting power than the Aurora Entities and their affiliates collectively own (or have the power to vote or direct the voting of) or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to the Board of Directors or whose nomination for election was approved by a majority of the members of the Board of Directors, which members comprising the majority are then still in office and were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors.

The table below sets forth the estimated value of the potential payments to each of the named executive officers, assuming the executive's employment had terminated on June 30, 2009 and/or that a Change of Control had occurred on that date. These figures are based on the employment agreements in effect on June 30, 2009.

	Termination not in connection with a change of control			Change of control
Name	Termination without cause or resignation for good reason	Termination due to permanent incapacitation(1)	Termination due to death	No termination (option acceleration only)	Termination without cause or resignation for good reason

Michael DeDomenico
Severance	$1,493,114	$1,374,186	$937,000	—	$1,877,686
Option Acceleration(2)
J. Robert Vipond
Severance	$489,957	$687,457	$462,374	—	$734,936
Option Acceleration(2)
Relocation Benefits	$112,500	$112,500	$112,500	—
William Scott Wade(3)
Severance	$494,226	$2,723,926	$494,276	—	$741,339
Option Acceleration(2)
Randy Gold				—
Severance	$372,114	$1,535,324	$491,644		$372,114
Option Acceleration(2)
Eric Wechsler(4)				—
Severance	$367,524	$2,767,658	$361,034		$367,524
Option Acceleration(2)

(1)
Amounts include both severance payments under each named executive officer's employment agreement and benefits under the group long-term disability plan we maintain for our executives.

(2)
Accelerated vesting of stock options is based on the difference between $             , the estimated fair value of our common stock on June 30, 2009, and the exercise price.

(3)
Mr. Wade's last day with the Company was March 14, 2010. He will receive severance benefits consistent with his employment agreement.

(4)
Mr. Wechsler's employment agreement does not provide for a resignation for good reason outside of a change of control period.

Executive compensation

 STOCK INCENTIVE PLANS

2010 Stock incentive plan

In connection with this offering we expect to adopt a new 2010 Stock Incentive Plan, which we refer to as the 2010 Stock Plan. The following is a summary of the material terms of the 2010 Stock Plan. This description is not complete. For more information, we refer you to the full text of the 2010 Stock Plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The 2010 Stock Plan will authorize the grant of "non-qualified" stock options, incentive stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSUs, and incentive bonuses to employees, officers, non-employee directors and other service providers to us and our subsidiaries. The number of shares of common stock issuable pursuant to all awards granted under the 2010 Stock Plan will not exceed             shares of our common stock, plus any shares of common stock subject to outstanding awards under the 2008 Stock Incentive Plan that on or after                   , 2010 cease to be subject to such awards. The number of shares issued or reserved pursuant to the 2010 Stock Plan (or pursuant to outstanding awards) is subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other changes in our common stock. Shares subject to awards that have been canceled, expired, forfeited or otherwise not issued under an award and shares subject to awards settled in cash do no count as shares issued under the 2010 Stock Plan. In addition, (i) shares that were subject to a stock-settled SAR and were not issued upon the net settlement or net exercise of such SAR, (ii) shares used to pay the exercise price of a stock option, (iii) shares delivered to or withheld by us to pay the withholding taxes related to an award and (iv) shares repurchased on the open market with the proceeds of an option exercise do not count as shares issued under the 2010 Stock Plan.

Administration.    The 2010 Stock Plan will be administered by our Compensation Committee. The Compensation Committee will have the discretion to determine the individuals to whom awards may be granted under the 2010 Stock Plan, the manner in which such awards will vest and the other conditions applicable to awards. Options, SARs, restricted stock, RSUs and incentive bonuses may be granted by the Compensation Committee to employees, officers, non-employee directors and other service providers in such numbers and at such times during the term of the 2010 Stock Plan as the Compensation Committee shall determine. The Compensation Committee will be authorized to interpret the 2010 Stock Plan, to establish, amend and rescind any rules and regulations relating to the 2010 Stock Plan and to make any other determinations that it deems necessary or desirable for the administration of the 2010 Stock Plan. All decisions, determinations and interpretations by the Compensation Committee, and any rules and regulations under the 2010 Stock Plan and the terms and conditions of or operation of any award, are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the 2010 Stock Plan or any award.

Options.    The Compensation Committee will determine the exercise price and other terms for each option and whether the options are non-qualified stock options or incentive stock options. Incentive stock options may be granted only to employees and are subject to certain other restrictions. To the extent an option intended to be an incentive stock option does not so qualify, it will be treated as a non-qualified option. A participant may exercise an option by written notice and payment of the exercise price in shares, cash or a combination thereof, as determined by the Compensation Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares and withholding of shares deliverable upon exercise.

Stock appreciation rights.    The Compensation Committee may grant SARs independent of or in connection with an option. The exercise price per share of a SAR will be an amount determined by the

Executive compensation

Compensation Committee, and the Compensation Committee will determine the other terms applicable to SARs. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

–>
the excess of the fair market value on the exercise date of one share of common stock over the exercise price, multiplied by

–>
the number of shares of common stock covered by the SAR.

Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the Compensation Committee.

Restricted stock and restricted stock units.    The Compensation Committee may award restricted common stock and RSUs. Restricted stock awards consist of shares of common stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or common stock to the participant only after specified conditions are satisfied. The Compensation Committee will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive bonuses.    An incentive bonus is an opportunity for a participant to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period set by the Compensation Committee. Payment of the amount due under an incentive bonus may be made in cash or in shares, as determined by the Compensation Committee.

Performance criteria.    Vesting of awards granted under the 2010 Stock Plan may be subject to the satisfaction of one or more performance goals established by the Compensation Committee. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability.    Unless otherwise determined by the Compensation Committee, awards granted under the 2010 Stock Plan will not be transferable other than by will or by the laws of descent and distribution.

Change of control.    The Compensation Committee may provide, either at the time an award is granted or thereafter, that a change of control (as defined in the 2010 Stock Plan) that occurs after the offering shall have such effect as specified by the Compensation Committee, or no effect, as the Compensation Committee in its sole discretion may provide.

Amendment and termination.    Awards will be granted under the 2010 Stock Plan only during the ten years following the effective date of the 2010 Stock Plan. Our Board of Directors will have the authority to amend, alter or discontinue the 2010 Stock Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent. In addition, stockholder approval will be required for any amendment that would increase the maximum number of shares available for awards, reduce the price at which options may be granted, change the class of eligible participants, or otherwise when stockholder approval is required by law or under stock exchange listing requirements.

2008 Stock incentive plan

Our Board of Directors adopted, and our stockholders subsequently approved, the NuCO2 Parent, Inc. 2008 Stock Incentive Plan, which we refer to as the 2008 Stock Incentive Plan. An aggregate of 18,090 shares of our common stock may be issued pursuant to awards granted under the 2008 Stock Incentive Plan. Following the adoption of the 2010 Stock Plan, we will not issue any further awards under the 2008 Stock Incentive Plan.

Executive compensation

The 2008 Stock Incentive Plan provides for the grant of equity awards to our executives, non-employee directors, consultants, advisors, independent contractors and key employees and employees of AMP. Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of common stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire common stock, securities convertible into or redeemable for common stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. As of June 30, 2009, options to purchase an aggregate of 17,368 shares of our common stock were outstanding under the 2008 Stock Incentive Plan with a weighted average exercise price per share of $1,057. No awards other than stock options have been granted under the terms of the 2008 Stock Incentive Plan, and we have no current intentions to issue any additional awards (in the form of stock options or otherwise) under the 2008 Stock Incentive Plan.

The 2008 Stock Incentive Plan is administered by our Board of Directors. Options granted under the 2008 Stock Incentive Plan are evidenced by stock option agreements containing such provisions as our Board of Directors deems advisable. All options granted under the 2008 Stock Incentive Plan expire not more than 10 years after the date of grant and have an exercise price that is determined by our Board of Directors, but in no event is less than the fair market value of our common stock on the date of grant. Options issued under the 2008 Stock Incentive Plan generally vest ratably over five years (20% on the first, second, third, fourth and fifth anniversaries of the grant date), provided that the participant is then employed by us, but may be subject to certain acceleration provisions, including full acceleration in connection with a change of control. Full payment for shares of common stock purchased on the exercise of an option must be made at the time of such exercise in a manner approved by our Board of Directors.

Shares of our common stock acquired under the 2008 Stock Incentive Plan may not be transferred by the participant other than pursuant to the laws of descent and distribution or to certain family members or trusts established solely for the benefit thereof, and are generally subject to a right of first refusal in favor of us. The right of first refusal will terminate upon the consummation of this offering. For more information about transfer restrictions on shares of our common stock acquired under the 2008 Stock Incentive Plan following the consummation of this offering, see the section entitled "Certain relationships and related party transactions—Related Party Transactions—Securityholders agreement—Transfer Restrictions."

Our Board of Directors may amend or terminate the 2008 Stock Incentive Plan at any time, subject to certain restrictions. Outstanding awards may be amended, however, only with the consent of the holder. We expect that our Compensation Committee will administer the 2008 Stock Incentive Plan following the consummation of this offering.

COMPENSATION OF DIRECTORS

Only four of our directors, Messrs. Bossidy, Frey, Wickham and Zusi, have received any compensation in connection with their service on our Board of Directors. Messrs. Bossidy, Frey and Wickham were granted options to purchase, respectively, 789, 1,775 and 236 shares of our common stock under our 2008 Stock Incentive Plan in fiscal year 2008 at an exercise price of $1,000, all of which remained outstanding as of June 30, 2009. During 2009, Mr. Zusi, in connection with his becoming a member of our Board of Directors, was granted options to purchase 291 shares of our common stock under our 2008 Stock Incentive Plan at an exercise price of $1,000, all of which remained outstanding as of June 30, 2009.

Executive compensation

The following table sets forth the compensation earned by the Company's directors in respect of their services as such during the fiscal year ended June 30, 2009:

Name	Option Awards(1)(2) $

Michael E. DeDomenico	—
David A. Alpern	—
Lawrence A. Bossidy	—
Dale F. Frey	—
Mark D. Rosenbaum	—
Michael W. Wickham	490
J. Thomas Zusi	20,381

(1)
Amounts shown reflect the dollar value recognized, before forfeiture assumptions, by the Company for financial statement reporting purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification 718-10-10, for the fiscal year ended June 30, 2009. Assumptions used to determine these values can be found in Note 11 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2)
The number of stock options outstanding for the non-employee directors as of June 30, 2009 was as follows: Mr. Bossidy, 789; Mr. Frey, 1,775; Mr. Wickham, 243; and Mr. Zusi, 291.

Principal stockholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of our common stock as of April 15, 2010 with respect to:

–>
each person or group who beneficially owns 5% or more of the outstanding shares of our common stock;

–>
each member of our Board of Directors and each Named Executive Officer; and

–>
all members of our Board of Directors and executive officers as a group.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days.

The number of shares and percentage beneficial ownership of common stock before this offering set forth below is based on 119,849.888 shares of our common stock issued and outstanding as of April 15, 2010. The number of shares and percentage beneficial ownership of common stock after the consummation of this offering is based on         shares of our common stock to be issued and outstanding immediately after consummation of this offering, assuming the underwriters do not exercise their over-allotment option and         shares of our common stock to be issued and outstanding immediately after consummation of this offering, assuming the underwriters fully exercise their over-allotment option.

Unless otherwise indicated below, the address of each beneficial owner listed in the table is c/o NuCO2 Inc., 2800 SE Market Place, Stuart, Florida 34997.

Principal stockholders

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable community property laws.

			Number of shares of common stock beneficially owned immediately after consummation of this offering
	Number of shares of common stock beneficially owned prior to this offering(1)		Assuming the underwriters' over-allotment option is not exercised		Assuming the underwriters' over-allotment option is exercised in full
Name and address of beneficial owner	Number of shares of common stock	Percentage of class	Number of shares of common stock	Percentage of class	Number of shares of common stock	Percentage of class

5% Stockholders
The Aurora Entities and their Affiliates(2)(3)	125,706.688	100.0%(2)	125,706.688		125,706.688
Affiliates of Northwestern Mutual(4)	17,500	14.6%	17,500		17,500
Directors and Named Executive Officers
Michael E. DeDomenico(5)	3,517	2.9%	3,517		3,517
J. Robert Vipond(6)	506.2	*	506.2		506.2
W. Scott Wade(7)	1,264	1.1%	1,264		1,264
Randy Gold(8)	896.6	*	896.6		896.6
Eric Wechsler(9)	118.4	*	118.4		118.4
David A. Alpern(10)	—	—	—		—
Lawrence A. Bossidy(11)	728.488	*	728.488		728.488
Dale F. Frey(12)	830	*	830		830
Mark D. Rosenbaum(13)	—	—	—		—
Michael W. Wickham(14)	97.2	*	97.2		97.2
J. Thomas Zusi(15)	58.2	*	58.2		58.2
All directors and executive officers as a group (13 persons)(16)	8,441.2886	6.7%	8,441.288		8,441.288

*
Denotes ownership of less than 1%.

(1)
Certain of our executive officers and directors also own shares of our Series A preferred stock and Series B preferred stock as set forth below (along with the respective ownership percentage of such series to the extent such percentage is greater than 1%). Neither the Series A preferred stock nor the Series B preferred stock has voting rights and neither series is convertible or otherwise exchangeable for shares of our common stock. All outstanding shares of preferred stock will be redeemed concurrent with the consummation of this offering.

Mr. DeDomenico owns 125 shares (1.25%) of Series A preferred stock and 37.5 shares (1.91%) of Series B preferred stock; Mr. Vipond owns 10 shares of Series A preferred stock and 2 shares of Series B preferred stock; Mr. Wade owns 47.7 shares of Series A preferred stock and 9.5 shares of Series B preferred stock; Mr. Gold owns 16.1 shares of Series A preferred stock and 3.2 shares of Series B preferred stock; Mr. Bossidy owns 34.3888 shares of Series A preferred stock and 6.9 shares of Series B preferred stock; Mr. Frey owns 10 shares of Series A preferred stock and 2 shares of Series B preferred stock through a partnership by the name of Frey Family Partnership; Mr. Alpern indirectly owns 1.5 shares of Series A preferred stock and 0.309 shares of Series B preferred stock held by NuCO2 Equity Partners L.P., as to which Mr. Alpern has been allocated a limited partner interest; an investment retirement account for Mr. Rosenbaum indirectly owns 3.75 shares of Series A preferred stock and 0.751 shares of Series B preferred stock held by NuCO2 Equity Partners L.P., as to which an investment retirement account for Mr. Rosenbaum has been allocated a limited partner interest; Mr. Wickham indirectly owns 5 shares of Series A preferred stock and 3.5 shares of Series B preferred stock held by NuCO2 Equity Partners L.P., as to which

Principal stockholders

  Mr. Wickham has been allocated a limited partner interest; and Mr. Zusi indirectly owns 7.5 shares of Series A preferred stock held by NuCO2 Equity Partners L.P., as to which Mr. Zusi has been allocated a limited partner interest.

(2)
Includes an aggregate of 88,410 shares of common stock held of record by the Aurora Entities and 37,296.688 Aurora Voting Shares. The 37,296.688 "Aurora Voting Shares" consist of shares held of record by all securityholders other than the Aurora Entities, each of whom has granted an irrevocable proxy to the Aurora Entities to vote all of their shares as the Aurora Entities shall determine or has agreed to vote all of its shares in the same manner as the Aurora Entities votes their shares (includes currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 5,856.8 shares of common stock held by certain advisors to Aurora Capital Group, certain directors and members of management (see footnote (3)). The proxy and voting agreement are described more completely in the section entitled "Certain relationships and related party transactions—Related Party Transactions—Securityholders agreement."

Each of the Aurora Entities is controlled by Aurora Advisors III LLC, a Delaware limited liability company, or AAIII. Messrs. Gerald Parsky and John T. Mapes, both of whom are Managing Directors of Aurora Capital Group, jointly control AAIII and thus may be deemed to share beneficial ownership of the securities beneficially owned by the Aurora Entities, though the foregoing statement shall not be deemed an admission of their beneficial ownership of such securities. The address of each of the Aurora Entities and of Messrs. Parsky and Mapes is c/o Aurora Capital Group, 10877 Wilshire Boulevard, Suite 2100, Los Angeles, California 90024.

(3)
Includes currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 5,856.8 shares of common stock. Such options are held by certain advisors to Aurora Capital Group, as well as members of management of NuCO2 and Messrs. Bossidy, Frey, Wickham and Zusi. The shares issuable upon exercise of these options are subject to the proxies granted to the Aurora Entities described in footnote 2.

(4)
Includes an aggregate of 13,669.25 shares of common stock held by Northwestern Mutual Life Insurance Company and 3,830.75 shares of common stock held by Northwestern Mutual Capital Mezzanine Fund I, LP. The address of Northwestern Mutual Life Insurance Company and Northwestern Mutual Capital Mezzanine Fund I, LP is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. As discussed in footnote (2), pursuant to the Securityholders Agreement, all of the shares owned by Northwestern Mutual Life Insurance Company and Northwestern Mutual Capital Mezzanine Fund I, LP are Aurora Voting Shares.

(5)
Consists of 1,625 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 1,892 shares of common stock, all of which are Aurora Voting Shares.

(6)
Consists of 120 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 386.2 shares of common stock, all of which are Aurora Voting Shares.

(7)
Consists of 572 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 692 shares of common stock, all of which are Aurora Voting Shares.

(8)
Consists of 195 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 701.6 shares of common stock, all of which are Aurora Voting Shares.

Principal stockholders

(9)
Consists of currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 118.4 shares of common stock, all of which are Aurora Voting Shares.

(10)
Excludes 18 shares of common stock held by NuCO2 Equity Partners L.P., as to which Mr. Alpern has been allocated a limited partner interest. The general partner of NuCO2 Equity Partners L.P. is AAIII, and Mr. Alpern has neither voting nor investment power over such shares, all of which are Aurora Voting Shares.

(11)
Consists of 412.888 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 315.6 shares of common stock, all of which are Aurora Voting Shares.

(12)
Consists of 120 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 710 shares of common stock, all of which are Aurora Voting Shares. Mr. Frey's shares of common stock are held through a partnership by the name of Frey Family Partnership.

(13)
Excludes 45 shares of common stock held by NuCO2 Equity Partners L.P., as to which an investment retirement account for Mr. Rosenbaum has been allocated a limited partner interest. The general partner of NuCO2 Equity Partners L.P. is AAIII, and Mr. Rosenbaum has neither voting nor investment power over such shares, all of which are Aurora Voting Shares.

(14)
Consists of currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 97.2 shares of common stock, all of which are Aurora Voting Shares. Excludes 85 shares of common stock held by NuCO2 Equity Partners L.P., as to which Mr. Wickham has been allocated a limited partner interest. The general partner of NuCO2 Equity Partners L.P. is AAIII, and Mr. Wickham has neither voting nor investment power over such shares, all of which are Aurora Voting Shares.

(15)
Consists of currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 58.2 shares of common stock, all of which are Aurora Voting Shares. Excludes 75 shares of common stock held by NuCO2 Equity Partners L.P., as to which a family trust of Mr. Zusi has been allocated a limited partner interest. The general partner of NuCO2 Equity Partners L.P. is AAIII, and Mr. Zusi has neither voting nor investment power over such shares, all of which are Aurora Voting Shares.

(16)
Includes currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 5,396.4 shares of common stock.

Certain relationships and related party transactions

RELATED PARTY TRANSACTION POLICY

We do not currently have a formal, written policy or procedure for the review and approval of related party transactions.

We will adopt a written related party transaction policy, which will become effective upon our listing on the NYSE. This policy will require the review and approval of all transactions involving us or any of our subsidiaries and a related person in which the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year and a related person has or will have a direct or indirect interest (other than solely as a result of being a director or less than 10% beneficial owner of another entity) prior to entering into such transaction. For purposes of the policy, related persons will include our directors, executive officers, 5% or greater stockholders and parties related to the foregoing, such as immediate family members and entities they control. In reviewing such transactions, the policy will require the Audit Committee to consider all of the relevant facts and circumstances available to the Audit Committee. In addition, the policy will delegate to the chair of the Audit Committee the authority to pre-approve or ratify any transaction with a related person in which the aggregate amount involved is expected to be less than $1,000,000.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since July 1, 2006 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Securityholders agreement

The following is a summary description of those principal terms of the Securityholders Agreement dated May 28, 2008, or the Securityholders Agreement, among us, the Aurora Entities and our other stockholders and optionholders that will survive consummation of this offering. This summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Securityholders Agreement, a copy of which has been filed with the SEC as an exhibit to the registration statement related to this offering.

Transfer Restrictions.    Subject to certain limited exceptions, each of the securityholders party to the Securityholders Agreement other than the Aurora Entities has agreed that, without the consent of the Aurora Entities, he, she or it will not transfer an amount of our securities that would exceed the lesser of the volume limitations set forth in clauses (i), (ii) or (iii) of Rule 144(e)(1) of the Securities Act, regardless of whether such transfer or such securities are otherwise subject to Rule 144.

Proxy and Voting Arrangements.    Each of the securityholders party to the Securityholders Agreement (other than the Aurora Entities and General Electric Pension Trust, or GEPT) has granted an irrevocable proxy to the Aurora Entities with respect to all shares of our common stock owned by such securityholder from time to time. With certain limited exceptions, GEPT has agreed to vote all shares of our common stock held by GEPT from time to time in the same manner as the Aurora Entities vote their shares of our common stock. As a result of the Securityholders Agreement, the Aurora Entities control the vote with respect to 100% of our common stock prior to this offering. Shares of our common stock are to be released from the proxy and voting agreement when they are no

Certain relationships and related party transactions

longer owned beneficially or of record by the securityholder party to the Securityholders Agreement or any of his, her or its permitted transferees as defined in the Securityholders Agreement.

Registration Rights.    All securityholders who are parties to the Securityholders Agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock in connection with the registration of our equity securities at any time following the consummation of this offering. In addition, at any time after nine months following the consummation of this offering, any securityholder that is a holder of 10% or more of the outstanding shares of our common stock shall be entitled to demand the registration of its shares, subject to customary restrictions. We will bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from us against certain liabilities, including liabilities under the Securities Act.

Information Rights, Board Observer Rights and Consultation.    Certain stockholders have the right to receive our annual consolidated business plan. In addition, GEPT and The Northwestern Mutual Life Insurance Company each have the right to send one observer to all meetings of our Board of Directors, subject to customary confidentiality restrictions. The foregoing information, board observer and consultation rights expire at such time as a stockholder fails to meet a specified ownership threshold with respect to shares of our common stock.

Amendment and Termination.    The Securityholders Agreement may be amended only by a written agreement executed by (i) us, (ii) the Aurora Entities, (iii) the holders of a majority in interest of the shares of our common stock who are party to the Securityholders Agreement and (iv) in the case of an amendment adversely affecting the rights of any particular securityholder or class of securityholders party to the Securityholders Agreement, the written agreement of such securityholder or class of securityholders. The Securityholders Agreement will terminate on the earlier to occur of (i) May 28, 2018, (ii) a change in control of NuCO2 Inc., which does not include this offering or (iii) the written approval of us and the holders of a majority in voting interest of our common stock (including the Aurora Entities); provided that in the case of a termination that adversely affects the rights of any particular securityholder party to the Securityholders Agreement, the written agreement of such securityholder is required before such termination will be deemed effective as to such securityholder.

Management services agreement

The following is a summary description of the principal terms of the Management Services Agreement dated as of May 28, 2008, among us, AMP and our wholly-owned subsidiary, NuCO2 Florida Inc. This summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Management Services Agreement, a copy of which has been filed with the SEC as an exhibit to the registration statement related to this offering.

Services.    Pursuant to the Management Services Agreement, AMP provides us with consultation and advice in fields such as financial services, accounting, general business management, acquisitions, dispositions and banking.

Fees and Expenses.    In return for such services, AMP receives a services fee in an aggregate amount equal to $1 million per annum, to be paid quarterly in advance on March 31, June 30, September 30 and December 31 of each applicable year.

Certain relationships and related party transactions

In addition to the services fee, AMP is entitled to receive a transaction fee equal to 2.0% of the aggregate of any acquisition or disposition consideration (including debt assumed by a purchaser and current assets retained by a seller) with respect to (i) any acquisition, (ii) any sale or disposition of any of our divisions, (iii) any sale or disposition of all or substantially all of our assets or (iv) any other sale of any of our assets other than in the ordinary course of business. During 2008, and 2009, pursuant to this provision, we paid transaction fees to AMP of $9.7 million and $0.9 million, respectively.

The Management Services Agreement also requires us to reimburse AMP for all reasonable out-of-pocket costs and expenses incurred by AMP in connection with the performance of their obligations under the Management Services Agreement. During 2008 and 2009, pursuant to this provision, we reimbursed AMP $2.9 million and $0.4 million, respectively.

Indemnification.    The Management Services Agreement also provides that the Company will provide AMP and its respective partners, members, officers, employees, agents and affiliates and the stockholders, partners, members, affiliates, directors, officers and employees of any of the foregoing with customary indemnification.

Termination.    Unless earlier terminated for cause, the Management Services Agreement terminates automatically on the earlier to occur of (i) the sale of all of our outstanding capital stock, (ii) the sale of all or substantially all of our assets, (iii) a merger involving us or the sale in one or a series of related transactions of our outstanding capital stock after which the holders of a majority of our voting power immediately prior to such merger or stock sale do not, immediately after such merger or stock sale, hold a majority of the voting power of the surviving corporation or us, as the case may be or (iv) May 28, 2018.

Amendment and Restatement.    In connection with the consummation of this offering, we intend to amend and restate the Management Services Agreement. Pursuant to this amendment and restatement, we plan to amend the term for which AMP will provide such services until the earlier of May 28, 2018 and such time as AMP, together with its affiliates, collectively holds less than 5% of our outstanding common stock, while eliminating all other termination events. Additionally, we plan to eliminate the provision pursuant to which we are obligated to pay to AMP an annual management fee, as well as the provision in which we are obligated to pay to AMP a transaction fee in certain circumstances. In connection therewith we will pay to AMP an aggregate one-time fee of approximately $                      million upon the consummation of this offering. We also intend to modify the expense reimbursement provisions to include reimbursement for out-of-pocket expenses incurred in connection with SEC filings made with respect to our securities. Those of our directors employed by AMP will not receive any additional compensation in connection with their provision of services under the Management Services Agreement.

Redemption of series A preferred stock and series B preferred stock

In connection with the consummation of this offering, we will redeem all of the outstanding shares of Series A preferred stock and Series B preferred stock that are currently outstanding, at a redemption price of $             per share of Series A preferred stock and $             per share of Series B preferred stock, which includes all accrued and unpaid dividends. See "Use of proceeds."

Other transactions

We paid the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP approximately $122,000 in fees in the fiscal year ended June 30, 2007. Robert L. Frome, a member of the law firm, was one of our directors at that time.

Certain relationships and related party transactions

Indemnification agreements

In addition to the indemnification to be provided by our new certificate of incorporation and new bylaws, we are currently party to indemnification agreements with Messrs. DeDomenico, Vipond and Wechsler, and prior to the consummation of this offering, we will enter into agreements to indemnify our directors and our other executive officers. The current agreements require us to, and the agreements to be entered into prior to the consummation of this offering will require us to, subject to certain exceptions, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

Description of capital stock

The following is a description of the material provisions of our capital stock, the other material terms of our new certificate of incorporation and new bylaws, our forms of indemnification agreement and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by reference to the relevant provisions of our new certificate of incorporation and new bylaws and our forms of indemnification agreement, copies of which will be filed with the SEC as exhibits to the registration statement related to this offering.

AUTHORIZED CAPITAL

Upon the consummation of this offering, our authorized capital stock will consist of         shares of common stock, $.01 par value per share, of which         shares will be issued and outstanding prior to the consummation of this offering, and         shares of preferred stock. The shares of Series A preferred stock and Series B preferred stock currently outstanding will be redeemed concurrent with the consummation of this offering. Upon consummation of this offering, an aggregate of         shares of common stock will be reserved for issuance under our 2008 Stock Incentive Plan and our 2010 Stock Incentive Plan.

Assuming the         for one stock split had already occurred, as of         , 2010, there were         shares of common stock outstanding held by         stockholders of record.

COMMON STOCK

Voting

Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of our common stock is entitled to one vote per share. There is no cumulative voting in the election of directors.

Dividends rights

Subject to dividend preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. See "Dividend policy."

Liquidation and preemptive rights

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and the shares offered in this offering, when issued and paid for, will be, fully paid and non-assessable.

Listing

We intend to apply to list our common stock on the NYSE under the symbol "NUCO."

Transfer agent and registrar

The transfer agent and registrar for our common stock is         .

Description of capital stock

 PREFERRED STOCK

The shares of Series A preferred stock and Series B preferred stock that are currently outstanding will be redeemed concurrent with the consummation of this offering. Following the offering, our Board of Directors is authorized to issue not more than an aggregate of         shares of preferred stock in one or more series, without stockholder approval. Our Board of Directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

In the future, our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF OUR NEW CERTIFICATE OF INCORPORATION AND NEW BYLAWS

Some provisions in our new certificate of incorporation and new bylaws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

Election and removal of directors

Our new certificate of incorporation provides for the division of our Board of Directors into three classes of the same or nearly the same number of directors, with staggered three-year terms. In addition, the holders of our outstanding shares of common stock will not be entitled to cumulative voting in connection with the election of our directors. Our directors will also not be subject to removal, except for cause and only by the vote of at least 66 2/3% of our outstanding shares of common stock, prior to the expiration of their term. These provisions could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring, control of us.

Stockholder action; special meeting of stockholders

Our new certificate of incorporation and new bylaws provide that all stockholder actions must be effected at a duly called meeting and may not be taken by written consent in lieu of a meeting. All stockholder action must be properly brought before any stockholder meeting, which requires advance notice pursuant to the provisions of our new bylaws. In addition, special stockholder meetings may only be called by a majority of our Board of Directors. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until a meeting is called. These provisions could also discourage a potential acquiror from

Description of capital stock

making a tender offer for our common stock, because even if it were able to acquire a majority of our outstanding voting securities, a potential acquiror would only be able to take actions such as electing new directors or approving a business combination or merger at a duly called stockholders' meeting, and not by written consent.

Authorized but unissued shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NYSE. These additional shares may be used for a variety of corporate acquisitions and employee benefit plans and could also be issued in order to deter or prevent an attempt to acquire us. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Super-majority voting

Our new certificate of incorporation requires a super-majority vote of the holders of our outstanding voting stock to amend or repeal certain provisions of our new certificate of incorporation including provisions which would eliminate or modify the provisions described above, reduce or eliminate the number of authorized common or preferred shares and all indemnification provisions. Our new bylaws may be amended or repealed by a super-majority vote of the holders of our outstanding voting stock.

DELAWARE TAKEOVER STATUTE

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder. A "business combination" includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within the past three years has owned, 15% or more of our outstanding voting stock. This provision could discourage mergers or other takeover or change in control attempts, including attempts that might result in the payment of a premium over the market price for shares of our common stock.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our new certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

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for breach of duty of loyalty;

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for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

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under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

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for transactions from which the director derived improper personal benefit.

Description of capital stock

Our new bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We will be also expressly authorized to carry, and intend to obtain, directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our new certificate of incorporation and new bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

In addition to the indemnification to be provided by our new certificate of incorporation and new bylaws, we are currently party to indemnification agreements with Messrs. DeDomenico, Vipond and Wechsler, and prior to the consummation of this offering, we will enter into new agreements to indemnify our directors and our other executive officers. The current agreements require us to, and the agreements to be entered into prior to the consummation of this offering will require us to, subject to certain exceptions, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Shares eligible for future sale

Prior to the consummation of this offering, there has not been a public market for our common stock since the Acquisition in 2008. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after the restrictions lapse, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon the consummation of this offering, we will have                shares of common stock outstanding. All of the shares of our common stock sold in the offering will be freely tradable in the public market without restriction or future registration under the Securities Act with the exception of shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

Immediately after the consummation of this offering,                shares of our common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold into the public market only if the sale is registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below. These restricted securities are also subject to the lock-up agreements described below until 180 days after the date of this prospectus.

LOCK-UP AGREEMENTS

In connection with this offering, our executive officers, directors and the holders of substantially all of our common stock, have agreed not to directly or indirectly sell or dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to customary exceptions in specific circumstances, without the prior written consent of the representatives. For additional information, see "Underwriting."

RULE 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to the volume limitations summarized below. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately after the consummation of this offering, without regard to volume limitations or the availability of public information about us, if:

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the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

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the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Shares eligible for future sale

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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1% of the number of shares of our common stock then-outstanding, which will equal approximately                shares immediately after the consummation of this offering; and

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the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 701

Any of our employees, officers or directors who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

STOCK PLANS

We plan on filing a registration statement on Form S-8 under the Securities Act covering the shares of our common stock issued and issuable upon exercise of outstanding options under our 2008 Stock Incentive Plan, and shares of our common stock reserved for future issuance under our 2010 Stock Incentive Plan. We expect to file this registration statement after the consummation of this offering.

REGISTRATION RIGHTS

All securityholders who are parties to the Securityholders Agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock in connection with the registration of our equity securities at any time following the consummation of this offering. In addition, at any time after six months following consummation of this offering, any securityholder that is a holder of 10% or more of our outstanding shares of common stock shall be entitled to demand the registration of its shares, subject to customary restrictions. We will bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes related to the shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from us against certain liabilities, including liabilities under the Securities Act.

Material United States federal income tax consequences

The following is a summary of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of shares of our common stock, as of the date hereof. This summary deals only with shares of our common stock that are held as capital assets (generally, property held for investment). This summary does not discuss any state, local or foreign tax consequences and does not discuss all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, except to the extent discussed below, this summary does not address all of the tax consequences that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

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dealers in securities or currencies, brokers, financial institutions, controlled foreign corporations, passive foreign investment companies, regulated investment companies, real estate investment trusts, retirement plans, U.S. expatriates, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

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U.S. Holders of shares of our common stock whose "functional currency" is not the U.S. dollar;

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persons holding shares of our common stock as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

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entities that are treated as partnerships for U.S. federal income tax purposes; or

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persons liable for alternative minimum tax consequences.

The discussion below is based upon the provisions of the Code applicable U.S. Treasury regulations promulgated thereunder, and rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor as to the particular U.S. federal income tax consequences applicable to you.

If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

For purposes of this summary, a "U.S. Holder" means a beneficial owner of a share of our common stock that is:

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an individual who is a citizen or resident of the United States;

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a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (i) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Material United States federal income tax consequences

 CONSEQUENCES TO U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences that will apply to a U.S. Holder of shares of our common stock.

Dividend distributions

If we make a distribution in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the holder's adjusted tax basis in the common stock to the extent of the holder's adjusted tax basis in that stock. Any remaining excess will be treated as capital gain.

The Code provides for special treatment of dividends paid to individual taxpayers prior to 2011. If a U.S. Holder is an individual, dividends received by such holder on or prior to December 31, 2010 generally will be subject to a reduced maximum tax rate of 15%. Beginning January 1, 2011, the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as "investment income," which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. Holder unless certain holding period requirements are satisfied. If a U.S. Holder is a U.S. corporation, it may be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock. U.S. Holders should consult their tax advisors regarding the holding period requirements that must be satisfied in order to qualify the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, exchange, redemption or other disposition of stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

New healthcare legislation

Under the Health Care and Reconciliation Act of 2010, certain U.S. Holders who are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Material United States federal income tax consequences

Information reporting and backup withholding

We or our paying agent must report annually to U.S. Holders (other than exempt holders) and the Internal Revenue Service, or the IRS, amounts paid to such holders on or with respect to our common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on dividends paid on our common stock and proceeds from the sale of our common stock at the applicable rate (which is currently 28%) if the U.S. Holder is not otherwise exempt and (i) the holder fails to provide us or our paying agent with a correct taxpayer identification number, (ii) the holder provides an incorrect taxpayer identification number, (iii) we or our paying agent are notified by the IRS that the holder is subject to backup withholding as a result of its failure to properly report payments of interest or dividends or, (iv) the holder fails to certify under penalty of perjury that it has provided a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding. A U.S. Holder generally may establish that it is exempt from or otherwise not subject to backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences that will apply to a Non-U.S. Holder of shares of our common stock. The term "Non-U.S. Holder" means a beneficial owner of shares of our common stock that is an individual, corporation, estate or trust for U.S. federal income tax purposes and is not a U.S. Holder.

Dividend distributions

Distributions on our common stock will constitute dividends to the extent described above in "—Consequences to U.S. Holders—Dividend distributions." Any dividends paid to Non-U.S. Holders with respect to the shares of our common stock will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty but fails to timely provide the required certification, the holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for such refund or credit with the IRS. Non-U.S. Holders should consult their tax advisors regarding their eligibility for treaty benefits.

Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business within the United States are not subject to U.S. withholding tax. Instead, dividends that are effectively connected with a Non-U.S. Holder's conduct of a U.S. trade or business and, where an applicable tax treaty so provides, are attributable to such Non-U.S. Holder's permanent establishment in the United States, are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. To claim the exemption from U.S. withholding tax, a Non-U.S. Holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of dividends. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30%

Material United States federal income tax consequences

rate or such lower rate as specified by an applicable income tax treaty. Non-U.S. Holders should consult applicable tax treaties, which may provide for different rules.

Sale, exchange, redemption or other disposition of stock

Any gain realized by a Non-U.S. Holder upon the sale, exchange, redemption or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

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that gain is effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

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the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the date of disposition or the period that such Non-U.S. Holder held shares of our common stock and either our common stock was not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or the Non-U.S. Holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our common stock at any time during the five-year period preceding the date of disposition. We are not, and do not anticipate that we will become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

An individual Non-U.S. Holder described in the first bullet point above will generally be subject to U.S. federal income tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates or such lower rate as specified by an applicable income tax treaty. An individual Non-U.S. Holder described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any gain described in the second bullet point will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form). A Non-U.S. Holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate specified by an applicable income tax treaty.

Information reporting and backup withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on shares of our common stock and the amount of tax we withhold on these distributions. These information reporting requirements apply even if no withholding was required because the dividends were effectively connection with the holder's conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty. The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons. A Non-U.S. Holder will not be subject to backup withholding tax on dividends the holder receives on

Material United States federal income tax consequences

shares of our common stock if the holder provides proper certification (usually on an IRS Form W-8BEN) of the holder's status as a non-U.S. person or other exempt status.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to the Non-U.S. Holder to the IRS and also backup withhold on that amount unless the Non-U.S. Holder provides appropriate certification (usually on an IRS Form W-8BEN) to the broker of the holder's status as a non-U.S. person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

New legislation relating to foreign accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and             are the representatives of the underwriters. UBS Securities LLC and             are the joint book-running managers of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares

UBS Securities LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

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receipt and acceptance of our common stock by the underwriters; and

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the underwriters' right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of                additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Sales of shares made outside of the US may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional                shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $                  .

NO SALES OF SIMILAR SECURITIES

We and our executive officers, directors and holders of substantially all of our common stock, have entered into lock-up agreements with the representatives. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, release some or all of the securities from these lock-up agreements.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NYSE QUOTATION

We will apply to list our common stock for quotation on the NYSE under the trading symbol "NUCO."

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

–>
stabilizing transactions;

–>
short sales;

–>
purchases to cover positions created by short sales;

–>
imposition of penalty bids; and

–>
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

Underwriting

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Immediately prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

–>
the information set forth in this prospectus and otherwise available to representatives;

–>
our history and prospects and the history of and prospects for the industry in which we compete;

–>
our past and present financial performance and an assessment of our management;

–>
our prospects for future earnings and the present state of our development;

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the general condition of the securities markets at the time of this offering;

–>
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

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other factors deemed relevant by the underwriters and us.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to us or our subsidiaries, for which they have in the past received, and may currently or in the future receive, customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Notice to investors

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), an offer to the public of our common stock which is the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

–>
to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our common stock;

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to any legal entity which has two or more of: (i) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts; or

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to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

–>
in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression "offered to the public" in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing

Notice to investors

rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the common stock.

The common stock is not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the common stock has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our common stock, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our common stock shall be deemed to be made to such recipient and no applications for our common stock will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our common stock you undertake to us that, for a period of 12 months from the date of issue of the common stock, you will not transfer any interest in the common stock to any person in Australia other than to a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

Our common stock may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our common stock will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or

Notice to investors

indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our common stock is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA; (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our common stock is suitable for them.

Where our common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:

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by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

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for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

–>
to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of common stock or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

–>
where no consideration is given for the transfer; or

–>
where the transfer is by operation of law.

In addition, investors in Singapore should note that the common stock acquired by them is subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their common stock.

Legal matters

The validity of the shares of our common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Gibson, Dunn & Crutcher LLP regularly serves as counsel to Aurora Capital Group and its affiliates. A private investment fund comprised of certain partners of Gibson, Dunn & Crutcher LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of the Aurora Entities. The validity of the shares of our common stock offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

Experts

The consolidated financial statements and related schedule of NuCO2 Inc. and Subsidiaries (Successor) at June 30, 2009 and June 30, 2008, and for the year ended June 30, 2009 and the period from May 29, 2008 to June 30, 2008 and of NuCO2 Florida Inc. (Predecessor) for the period from July 1, 2007 through May 28, 2008 and for the year ended June 30, 2007, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the related exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed or will be filed with the SEC as an exhibit to the registration statement related to this offering. In addition, upon the consummation of this offering, we will file annual, quarterly, and current reports, proxy statements and other information with the SEC under the Exchange Act. You may obtain copies of this information by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

Index to consolidated financial statements

Page
Audited Financial Statements:
Report of Independent Registered Certified Public Accounting Firm	F-4
Consolidated Balance Sheets—As of June 30, 2009 and June 30, 2008	F-5

Consolidated Statements of Operations—For the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008 (Successor Company), and for the period from July 1, 2007 to May 28, 2008 (Predecessor Company) and for the year ended June 30, 2007 (Predecessor Company)

F-6

Consolidated Statements of Changes in Redeemable Preferred Stock, Common Stock, and Other Shareholders' Equity—For the year ended June 30, 2007 (Predecessor Company) and for the periods from July 1, 2007 to May 28, 2008 (Predecessor Company) and May 29, 2008 to June 30, 2008 (Successor Company), and the year ended June 30, 2009 (Successor Company)

F-7

Consolidated Statements of Cash Flows—For the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008 (Successor Company), and for the period from July 1, 2007 to May 28, 2008 (Predecessor Company) and for the year ended June 30, 2007 (Predecessor Company)

F-8
Notes to Consolidated Financial Statements	F-10
Unaudited Condensed Consolidated Financial Statements:
Condensed Consolidated Balance Sheets—As of December 31, 2009 (Unaudited) and June 30, 2009	F-44
Condensed Consolidated Statements of Operations (Unaudited)—For the six months ended December 31, 2009 and for the six months ended December 31, 2008	F-45
Condensed Consolidated Statement of Changes in Redeemable Preferred Stock, Common Stock, and Other Shareholders' Equity (Unaudited)—For the six months ended December 31, 2009	F-46
Condensed Consolidated Statements of Cash Flows (Unaudited)—For the six months ended December 31, 2009 and for the six months ended December 31, 2008	F-47
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-48

 Consolidated financial statements

NuCO2 Inc. and Subsidiaries (the Successor Company)
As of June 30, 2009 and 2008 and for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008

NuCO2 Florida Inc. (the Predecessor Company)
For the period from July 1, 2007 to May 28, 2008 and for the year ended June 30, 2007

With Report of Independent Registered Certified Public Accounting Firm

NuCO2 Inc. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

NuCO2 Inc. and Subsidiaries (the Successor Company)
As of June 30, 2009 and 2008 and for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008

NuCO2 Florida Inc. (the Predecessor Company)
For the period from July 1, 2007 to May 28, 2008 and
for the year ended June 30, 2007

Contents

Report of Independent Registered Certified Public Accounting Firm	F-4
Consolidated Financial Statements
Consolidated Balance Sheets—As of June 30, 2009 and June 30, 2008	F-5

Consolidated Statements of Operations—For the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008 (Successor Company), and for the period from July 1, 2007 to May 28, 2008 (Predecessor Company) and for the year ended June 30, 2007 (Predecessor Company)

F-6

Consolidated Statements of Changes in Redeemable Preferred Stock, Common Stock, and Other Shareholders' Equity—For the year ended June 30, 2007 (Predecessor Company) and for the periods from July 1, 2007 to May 28, 2008 (Predecessor Company) and May 29, 2008 to June 30, 2008 (Successor Company), and the year ended June 30, 2009 (Successor Company)

F-7

Consolidated Statements of Cash Flows—For the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008 (Successor Company), and for the period from July 1, 2007 to May 28, 2008 (Predecessor Company) and for the year ended June 30, 2007 (Predecessor Company)

F-8
Notes to Consolidated Financial Statements	F-10

 Report of independent registered certified public accounting firm

The Board of Directors and Shareholders of NuCO2 Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of NuCO2 Inc. and Subsidiaries (the Company) as of June 30, 2009 and 2008, and the related consolidated statements of operations, changes in redeemable preferred stock, common stock, and other shareholders' equity, and cash flows for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008 and the accompanying consolidated statements of operations, changes in redeemable preferred stock, common stock, and other shareholders' equity and cash flows of NuCO2 Florida Inc. (Predecessor Company) for the period from July 1, 2007 to May 28, 2008 and for the year ended June 30, 2007. Our audits also include the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NuCO2 Inc. and Subsidiaries at June 30, 2009 and 2008, and the consolidated results of their operations and their cash flows for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008, the consolidated results of NuCO2 Florida Inc.'s (Predecessor Company) operations and cash flows for the period from July 1, 2007 to May 28, 2008 and for the year ended June 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

West Palm Beach, Florida
April 16, 2010

                      /s/ Ernst & Young LLP

NuCO2 Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	June 30, 2009	June 30, 2008

Assets
Current assets:
Cash and cash equivalents	$9,371	$4,111
Restricted cash	17,787	19,442
Trade accounts receivable, net of allowance for doubtful accounts of $388 and $31, at June 30, 2009 and 2008, respectively	9,454	9,438
Inventories	300	312
Prepaid insurance	1,430	3,040
Prepaid expenses and other current assets	1,360	1,162
Deferred tax assets	153	836

Total current assets	39,855	38,341
Property and equipment, net	161,463	153,860
Other assets:
Goodwill	255,808	342,795
Customer lists, net	154,551	5,247
Other intangible assets, net	24,732	103
Deferred financing costs, net	16,699	19,555
Deferred lease acquisition costs, net	2,263	267
Other	916	311

Total other assets	454,969	368,278

Total assets	$656,287	$560,479

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$7,502	$8,475
Accrued expenses	5,624	3,511
Accrued insurance	902	1,472
Accrued interest	476	2,622
Accrued payroll	5,504	3,489
Other current liabilities	1,377	1,093

Total current liabilities	21,385	20,662
Long-term debt	339,871	332,253
Customer deposits	4,384	4,355
Deferred tax liability	62,701	4,522

Total liabilities	428,341	361,792

Commitments and contingencies
Preferred stock:
Series A redeemable cumulative preferred stock $.01 par value, 11,000 shares authorized; 10,018 and 9,977 shares issued and outstanding with stated amount of $10,000 per share at June 30, 2009 and 2008, respectively	100,181	99,770
Series B redeemable cumulative preferred stock $.01 par value, 2,500 shares authorized; 1,965 shares issued and outstanding with stated amount of $10,000 per share at June 30, 2009; none issued and outstanding at June 30, 2008	19,654	—

Total redeemable preferred stock	119,835	99,770

Shareholders' equity:
Common stock: $.01 par value, 200,000 shares authorized, 119,837 and 99,772 shares issued and outstanding at June 30, 2009 and 2008, respectively	1	1
Additional paid-in capital	120,980	99,810
Accumulated deficit	(12,870)	(894)

Total shareholders' equity	108,111	98,917

Total liabilities and shareholders' equity	$656,287	$560,479

See accompanying notes.

NuCO2 Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	Successor company		Predecessor company
	Year ended June 30, 2009	Period from May 29, 2008 to June 30, 2008	Period from July 1, 2007 to May 28, 2008	Year ended June 30, 2007

Revenues	$156,125	$12,468	$127,267	$130,128
Costs and expenses:
Cost of distribution services, excluding depreciation and amortization	72,314	6,481	63,440	62,549
Selling, general and administrative expenses	29,248	1,812	26,889	28,521
Depreciation and amortization	34,734	2,096	18,529	20,059
Loss on asset disposal	2,089	225	2,877	2,260

	138,385	10,614	111,735	113,389

Operating income	17,740	1,854	15,532	16,739
Interest expense	36,307	3,270	1,863	2,207

(Loss) income before income taxes	(18,567)	(1,416)	13,669	14,532
(Benefit from) provision for income taxes	(6,591)	(522)	5,380	6,893

Net (loss) income	(11,976)	(894)	8,289	7,639
Dividends on preferred stock	(11,232)	(911)	—	—

Net (loss) income attributable to common shareholders	$(23,208)	$(1,805)	$8,289	$7,639

Net (loss) income per share attributable to common shareholders—basic	$(217.71)	$(18.27)	$0.56	$0.49

Net (loss) income per share attributable to common shareholders—diluted	$(217.71)	$(18.27)	$0.55	$0.48

Weighted average common shares outstanding—basic	106.6	98.8	14,805	15,593

Weighted average common shares outstanding—diluted	106.6	98.8	15,200	15,886

See accompanying notes.

NuCO2 Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK, COMMON STOCK, AND OTHER SHAREHOLDERS' EQUITY
(In thousands, except share amounts)

	Preferred stock		Common stock		Additional paid-in capital	Treasury stock			Accumulated other comprehensive income (loss)
								Accumulated deficit
	Shares	Amount	Shares	Amount		Shares	Amount			Total

Balance at July 1, 2006 (Predecessor Company)	—	$—	15,654,042	$16	$166,617	8,500	$(235)	$(19,765)	$291	$146,924
Net Income	—	—	—	—	—	—	—	7,639	—	7,639
Interest rate swap transaction	—	—	—	—	—	—	—	—	(183)	(183)

Total comprehensive income	—	—	—	—	—	—	—	—	—	7,456
Excess tax benefits from share-based arrangements	—	—	—	—	1,285	—	—	—	—	1,285
Issuance of common stock—exercise of options	—	—	267,024	—	2,735	—	—	—	—	2,735
Purchase of treasury stock	—	—	—	—	—	912,909	(22,702)	—	—	(22,702)
Shared-based compensation	—	—	—	—	4,194	—	—	—	—	4,194

Balance at June 30, 2007 (Predecessor Company)	—	—	15,921,066	16	174,831	921,409	(22,937)	(12,126)	108	139,892
Net Income	—	—		—	—	—	—	8,289	—	8,289
Change in market value of swaptions	—	—	—	—	—	—	—	—	820	820
Interest rate swap transaction	—	—	—	—	—	—	—	—	(108)	(108)

Total comprehensive income	—	—	—	—	—	—	—	—	—	9,001
Excess tax benefits from share-based arrangements	—	—	—	—	2,063	—	—	—	—	2,063
Issuance of common stock—exercise of options	—	—	88,033	—	1,405	—	—	—	—	1,405
Purchase of treasury stock	—	—	—	—	—	274,195	(7,081)	—	—	(7,081)
Shared-based compensation	—	—	—	—	4,361	—	—	—	—	4,361

Balance at May 28, 2008 (Predecessor Company)	—	—	16,009,099	16	182,660	1,195,604	(30,018)	(3,837)	820	149,641
Merger transaction	—	—	(16,009,099)	(16)	(182,660)	(1,195,604)	30,018	3,837	(820)	(149,641)
Issuance of common stock	—	—	99,772	1	99,769	—	—	—	—	99,770
Issuance of preferred stock—Series A	9,977	99,770	—	—	—	—	—	—	—	99,770
Shared-based compensation	—	—	—	—	41	—	—	—	—	41
Net Loss	—	—	—	—	—	—	—	(894)	—	(894)

Balance at June 30, 2008 (Successor Company)	9,997	99,770	99,772	1	99,810	—	—	(894)	—	198,687
Issuance of common stock	—	—	20,065	—	20,065	—	—	—	—	20,065
Issuance of preferred stock—Series A	41	411	—	—	—	—	—	—	—	411
Issuance of preferred stock—Series B	1,965	19,654	—	—	—	—	—	—	—	19,654
Shared-based compensation	—	—	—	—	1,105	—	—	—	—	1,105
Net Loss	—	—	—	—	—	—	—	(11,976)	—	(11,976)

Balance at June 30, 2009 (Successor Company)	11,983	119,835	119,837	$1	$120,980	—	$—	$(12,870)	$—	$227,946

See accompanying notes.

NuCO2 Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share amounts)

	Successor company		Predecessor company
	Year ended June 30, 2009	Period from May 29, 2008 to June 30, 2008	Period from July 1, 2007 to May 28, 2008	Year ended June 30, 2007

Operating activities
Net (loss) income:	$(11,976)	$(894)	$8,289	$7,639
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	25,402	1,834	15,557	16,652
Bad debt expense	563	31	979	1,816
Amortization of intangible and other assets	9,332	262	2,972	3,407
Amortization of original issue discount and deferred financing costs	7,778	671	—	—
Change in deferred tax asset	(6,873)	(522)	5,161	6,613
Loss on asset disposal	2,089	225	2,877	2,260
Loss on early extinguishment of debt	—	—	141	—
Share-based compensation	1,105	41	4,361	4,194
Excess tax benefits from share-based arrangements	—	—	(2,063)	(1,285)
Changes in operating assets and liabilities, net of acquisitions:
Decrease (increase) in:
Trade accounts receivable	(579)	119	1,255	(684)
Inventories	12	7	(21)	5
Prepaid insurance	1,610	(168)	249	2,725
Prepaid expenses and other current assets	(198)	1,110	(859)	(132)
Other assets	(605)	(10)	(80)	(35)
Increase (decrease) in:
Accounts payable	(973)	743	1,670	(822)
Accrued expenses	(181)	(378)	663	871
Accrued insurance	(570)	(192)	610	(2,489)
Accrued interest	(2,146)	2,252	248	(43)
Accrued payroll	2,015	188	944	1,704
Customer deposits	29	—	109	443
Other current liabilities	284	452	330	(65)

Net cash provided by operating activities	26,118	5,771	43,392	42,774

Investing activities
Purchase of property and equipment	(18,609)	(1,683)	(17,519)	(21,117)
Proceeds from disposal of property and equipment	8	—	39	54
Increase in deferred lease acquisition costs	(2,348)	(267)	(2,300)	(2,319)
Acquisition of NuCO2 Florida, Inc. by Aurora	—	(478,299)	—	—
Acquisition of nexAir, LLC	(44,390)	—	—	—

Net cash used in investing activities	(65,339)	(480,249)	(19,780)	(23,382)

Continued on next page.

NuCO2 Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands, except share amounts)

	Successor company		Predecessor company
	Year ended June 30, 2009	Period from May 29, 2008 to June 30, 2008	Period from July 1, 2007 to May 28, 2008	Year ended June 30, 2007

Financing activities
Restricted cash	$1,655	$(19,441)	$—	$—
Repayments on former credit facility	—	(25,200)	(23,575)	(16,450)
Net proceeds on former credit facility	—	—	13,750	15,750
Proceeds (payments) from (to) working capital revolver	(3,600)	3,600	—	—
Proceeds from equipment revolver	7,000	—	—	—
Payments to equipment revolver	(185)	—	—	—
Net proceeds from issuance of long-term debt	—	328,270	—	—
Proceeds from issuance of common stock	20,065	99,770	—	—
Proceeds from issuance of preferred stock—Series A	411	99,770	—	—
Proceeds from issuance of preferred stock—Series B	19,654	—
Swaption proceeds (purchases)	—	9,360	(8,540)	—
Increase in deferred financing costs	(519)	(17,584)	(1,932)	(8)
Purchase of treasury stock	—	—	(7,082)	(22,531)
Exercise of options and warrants	—	—	1,405	2,564
Excess tax benefits from share-based arrangements	—	—	2,063	1,285

Net cash provided by (used in) financing activities	44,481	478,545	(23,911)	(19,390)

Increase (decrease) in cash and cash equivalents	5,260	4,067	(299)	2
Cash and cash equivalents, beginning of period	4,111	44	343	341

Cash and cash equivalents, end of period	$9,371	$4,111	$44	$343

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$30,792	$235	$1,750	$2,251

Income taxes	$241	$37	$261	$374

Noncash financing activity:

During the year ended June 30, 2007, a certain officer surrendered 6,800 shares of previously acquired common stock in exchange for 25,366 newly issued shares. The Predecessor Company recorded $171, the market value of the surrendered shares, as treasury stock.

See accompanying notes.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

1. Description of business

NuCO2 Inc. and its subsidiaries (the "Company" or "Successor Company") believes it is the leading provider of bulk CO2 equipment and distributor of bulk CO2 to quick service restaurants and other customers in the United States based on bulk CO2 equipment leased to customers. CO2 is the necessary ingredient for beverage carbonation, which is a key component of fountain beverages. As of June 30, 2009, the Company operated a national network of 138 service locations (122 stationary and 16 mobile) servicing approximately 129,000 customer locations in 48 states. Currently, virtually all fountain beverage providers in the continental United States are within the Company's service area.

The Company has entered into Master Service Agreements with many operators, including 121 restaurant and convenience store concepts that provide fountain beverages. These Master Service Agreements generally provide for a commitment by the operator to use the Company's services for all of its currently owned locations and may also include future locations. The Company currently services approximately 67,000 chain and franchisee locations that have signed Master Service Agreements. The Company is actively working on expanding the number of Master Service Agreements with numerous restaurant chains. Included in the customer count at June 30, 2009, are customer locations acquired from nexAir, LLC (the "nexAir Acquisition") on December 31, 2008 (see Note 4).

The Company is principally owned by Aurora Equity Partners III, L.P. ("Aurora"), who holds approximately 73% of the outstanding shares of common stock of the Company. Aurora is an affiliate of Aurora Capital Group, a Los Angeles based private equity firm.

NuCO2 Inc. changed its name from NuCO2 Parent Inc. effective April 8, 2010 and all references throughout these accompanying consolidated financial statements have reflected such name change. NuCO2 Florida Inc. (a wholly owned subsidiary of NuCO2 Inc.) changed its name from NuCO2 Inc. effective April 16, 2010 and all references throughout these accompanying consolidated financial statements have reflected such name change.

2. Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

On May 28, 2008, NuCO2 Florida Inc. (the "Predecessor Company") completed a merger (the "Merger and Acquisition") with the Company and NuCO2 Merger Co., a Florida corporation and a wholly owned subsidiary of the Company ("Merger Sub"), under which Merger Sub merged with and into the Predecessor Company with the Predecessor Company surviving the Merger and Acquisition as a wholly-owned subsidiary of the Company.

The consolidated balance sheet as of June 30, 2009 and the consolidated statements of operations, shareholders' equity, and cash flows for the year ended June 30, 2009 reflect the Merger and Acquisition and are defined as those of the Successor Company. The consolidated balance sheet as of June 30, 2009 also reflects the preliminary allocation of the purchase price relating to the nexAir Acquisition.

The consolidated balance sheet as of June 30, 2008 and the consolidated statements of operations, shareholders' equity and cash flows for the period from May 29, 2008 to June 30, 2008 after the

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

Merger and Acquisition are also defined as those of the Successor Company and are referred to as the "period from May 29, 2008 to June 30, 2008."

The consolidated statements of operations, shareholders' equity and cash flows for the period July 1, 2007 to May 28, 2008 are those of the Predecessor Company and are referred to as the "period from July 1, 2007 to May 28, 2008."

The consolidated statements of operations, shareholders' equity and cash flows for the year ended June 30, 2007 are those of the Predecessor Company and are referred to as the "year ended June 30, 2007".

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance, codifying US GAAP as the single source of authoritative nongovernmental US GAAP, known as Accounting Standards Codification ("ASC" or the "Codification"). Under FASB ASC Topic 105, Generally Accepted Accounting Principles, US GAAP does not change, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. All previously existing accounting standards documents were superseded and all other accounting literature not included in the FASB Codification is considered non-authoritative. These provisions of FASB ASC Topic 105 were effective for interim and annual periods ending after September 15, 2009. However, the Company has adopted these provisions in the accompanying consolidated financial statements for the year ended June 30, 2009. The adoption of the Codification did not have an impact on the Company's financial condition or results of operations, but does impact its financial reports by eliminating all references to pre-codification standards and replacing them with Codification references.

3. Securitization transaction and merger and acquisition

On May 28, 2008 the Company completed the Merger and Acquisition. Under the terms of the Merger Agreement, at the effective time of the Merger and Acquisition, each issued and outstanding share of common stock, par value $0.001 per share (the "Common Stock"), of the Predecessor Company (other than treasury shares, shares owned by the Company, Merger Sub or any direct or indirect wholly owned subsidiary of the Company) were converted automatically into the right to receive $30.00 in cash.

The Successor Company, under its articles of incorporation, is authorized to issue 200,000 common shares, at $.01 par value. At June 30, 2009 and June 30, 2008, there were 119,837 and 99,772 common shares issued and outstanding, respectively. Also, the Company is authorized to issue a total of 15,000 shares of preferred stock at $.01 par value, of which 11,983 shares and 9,997 were issued and outstanding at June 30, 2009 and 2008, respectively, and divided into two tranches-Series A and Series B. (see Note 15)

In connection with the Merger and Acquisition, the Company engaged in a whole business securitization (the "Securitization Transaction"), the purpose of which was to secure debt financing with the assets of the Company. As part of the Securitization Transaction, the Successor Company and certain of the Company's subsidiaries, issued debt (the "Securitization Offering") in the aggregate amount of $355.0 million, which consisted of $280.0 million of Fixed Rate Series 2008-1 Senior Notes and $75.0 million of Fixed Rate Series 2008-1 Subordinated Notes (the "Series 2008-1 Notes") (see Note 10).

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

In connection with the Securitization Transaction, the Successor Company formed the following five limited purpose Delaware limited liability companies:

–>
NuCO2 Funding LLC ("Master Issuer")

–>
NuCO2 LLC ("Contract Holder")

–>
NuCO2 Supply LLC ("Equipment Holder")

–>
NuCO2 IP LLC ("IP Holder")

–>
NuCO2 Management LLC ("Employee Company")

The Master Issuer and the Employee Company are each direct wholly owned subsidiaries of NuCO2 Florida Inc., which is a wholly owned subsidiary of the Company. The Master Issuer owns 100% of the preferred equity interests in the Employee Company. The Contract Holder, the Equipment Holder and the IP Holder are each direct wholly owned subsidiaries of the Master Issuer and indirect wholly owned subsidiaries of the Company.

On May 28, 2008, NuCO2, Florida Inc. contributed to the Master Issuer substantially all its assets (other than excluded assets) which included the following: (i) all existing customer contracts; (ii) all contract revenue streams; (iii) all existing supply contracts; (iv) all existing real estate leases; (v) use and occupancy licenses with respect to any existing real estate leases; (vi) all existing delivery truck leases; (vii) all existing equipment; (viii) the preferred equity interests in the Employee Company;

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

(ix) the concentration account; (x) all existing securitization intellectual properties and (xi) all products and proceeds of the foregoing. The table below summarizes the structure of the Successor Company:

On May 28, 2008, the Company distributed the proceeds received from the Securitization Transaction of $328.3 million (net of $26.7 million discount) along with $199.5 million of proceeds from the sale of 99,772 shares of common stock and 9,977 shares of Series A preferred and $0.8 million received for future share issuances, from outside investors, including Aurora, and used such proceeds to purchase the outstanding shares and outstanding employee options of the Predecessor Company. The $0.8 million received for future share issuances is classified in accrued expenses at June 30, 2008, as the shares were not issued until September 2008. As part of this Merger and Acquisition transaction, the Company purchased 14,813,495 outstanding shares of common stock at $30 per share, for a total purchase price of approximately $444.4 million. The Company also purchased all employee options, which were equal to 1,867,107 shares, for approximately $17.6 million (net of proceeds of $38.5 million). For the period from July 1, 2007 to May 28, 2008, the Predecessor Company recognized additional stock compensation expense of $1.2 million in its results of operations as a result of the accelerated vesting of those options.

In accordance with FASB ASC Topic 805, Business Combinations ("ASC Topic 805"), the Merger and Acquisition was accounted for under the purchase method of accounting. Under this method of

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

accounting, assets acquired and liabilities assumed were recorded on the Successor Company's balance sheet at their estimated fair value.

As a result of the Merger and Acquisition and the consideration paid, $242.4 million of goodwill was recorded on the consolidated balance sheet of the Successor Company. The main drivers of the goodwill were the Company's historical revenue growth rate, as well as expectations for future revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") and growth from organic and strategic initiatives including synergies arising from the transaction. These expectations of future business performance were key factors influencing the premium paid for the business. The goodwill associated with this Merger and Acquisition is not deductible for tax purposes.

Additionally, during the year ended June 30, 2009, shareholders of the Company, including Aurora, contributed $39.1 million of additional capital to the Company related to the nexAir acquisition (see Note 4), which resulted in additional preliminary goodwill of $13.4 million being recorded on the consolidated balance sheet of the Company.

The table below represents the final allocation of the purchase price for the Merger and Acquisition, which occurred on May 28, 2008, in thousands:

Assets:
Cash and restricted cash	$20,510
Other current assets	16,433
Property and equipment	157,524
Deferred financing fees	20,363
Customer lists	146,800
Other intangible assets	23,830
Goodwill	242,370
Other assets	301

Total assets acquired	628,131

Liabilities:
Current liabilities	24,385
Deposits	4,355
Deferred tax liability	70,809

Total liabilities assumed	99,549

Net assets acquired	$528,582

Purchase price:
Cash	$200,312
Long-term debt	328,270

Purchase price	$528,582

4. Acquisition of beverage carbonation business of nexAir, LLC

On December 31, 2008, the Company acquired the beverage carbonation segment of nexAir, LLC for approximately $44.4 million in cash subject to a potential purchase price adjustment of $2.5 million held in escrow, pending a final reconciliation of customer and equipment counts. More specifically, the

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

purchase included customer accounts and related assets and required hiring certain operational employees of nexAir, LLC. The transaction did not require hiring any administrative employees. Based in Memphis, TN, nexAir, LLC's beverage carbonation business primarily spans 15 mid-south states and is complementary to the Company's existing markets. These factors, and others, contributed to the recognition of goodwill of approximately $13.4 million, all of which is expected to be deductible for income tax purposes. Revenues and expenses of nexAir, LLC are included in the Company's results of operations from the date of acquisition. The acquisition was not significant to the Company and, accordingly, pro forma financial information has not been presented.

In accordance with ASC Topic 805, the nexAir Acquisition was accounted for under the purchase method of accounting. The valuation analysis is preliminary and is subject to change pending the final outcome of a valuation analysis. The allocation period will not extend past one year from the date the nexAir Acquisition was consummated, or December 31, 2009.

The preliminary allocation of the purchase price for the nexAir Acquisition as of June 30, 2009 is as follows:

Purchase price allocation
(In thousands)
Property and equipment	$13,253
Customer lists	16,100
Non-compete agreement	1,600
Goodwill	13,437

Total assets acquired	$44,390

In connection with the nexAir Acquisition, the Company borrowed $5.3 million under its equipment revolver. Additionally, shareholders of the Company contributed approximately $39.1 million to the Company to fund the nexAir Acquisition.

5. Summary of significant accounting policies

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances with a financial institution in an amount that exceeds the federal government deposit insurance.

Restricted cash

The Company classifies restricted cash as all cash pledged as collateral to secure certain obligations and all cash whose use is limited. This includes cash held in escrow to fund interest payments on the Company's Series 2008-1 Notes and other trustee expenses related to the Merger and Acquisition. All of the Company's cash balances are insured through various U.S. government agencies. Restricted cash also includes $2.5 million of monies escrowed related to the nexAir Acquisition.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2009

Revenue recognition

Revenue from sales of bulk CO2 and other gases is recognized when the product is shipped, a sales price is fixed or determinable and collectability is reasonably assured. Rental fees on bulk CO2 storage tanks and other equipment are recognized when earned. For contracts that contain multiple deliverables, principally product supply agreements for bulk CO2 and equipment rental, revenue is recognized under guidance from FASB ASC Topic 605, Revenue Recognition ("ASC Topic 605") for certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The Company's bulk CO2 budget plan agreements provide for a fixed monthly payment to cover the use of a bulk CO2 system and a predetermined maximum quantity of CO2. As of June 30, 2009, approximately 69,000 of the Company's customer locations utilized this plan.

Under the budget plan agreement, customers are billed an equal monthly amount which includes CO2 up to an annual allowance. The contract arrangement for budget plan customers is analogous to a "take-or-pay" contract as defined under guidance from FASB ASC Topic 440, Commitments ("ASC Topic 440"), as the budget plan customer must make specified minimum payments even if it does not take delivery of the contracted products or services. Each budget plan customer has a maximum CO2 allowance that is measured and reset on the contract anniversary date.

Because of the large number of customers under the budget plan agreement and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, the Company's methodology for applying revenue recognition involves the use of estimates and assumptions to separate revenues derived from equipment rentals versus revenues from CO2 sales. The following table segregates revenue streams between revenues attributable to equipment rentals and revenues from sales of CO2 and other gases for the following periods;

	Successor company		Predecessor company
Revenue stream	Year ended June 30, 2009	Period from May 29, 2008 to June 30, 2008	Period from July 1, 2007 to May 28, 2008	Year ended June 30, 2007

CO2 and other gases	$100,628	$8,275	$83,901	$85,865
Equipment rentals	55,497	4,193	43,366	44,263

Total revenues	$156,125	$12,468	$127,267	$130,128

Deferred revenue

During the year ended June 30, 2009, the Company began invoicing selected customers generally on the fifteenth day of each month for services to be provided during the subsequent month. As a result, the Company records deferred revenue in its consolidated balance sheet upon receipt of cash on these invoices prior to the month to which they relate. The revenue related to these billings is recorded during the month in which the services are provided. Deferred revenue at June 30, 2009 amounted to $1.3 million, which is included in accrued expenses in the accompanying consolidated balance sheet.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

Trade receivables and allowance for doubtful accounts

The Company recognizes trade receivables when it invoices its customers on a monthly basis, with payment generally due within 30 days of the invoice date. The Company does not provide discounts for early payment.

The Company has established a reserve for trade receivables that might not be collectible. Such reserve is evaluated and adjusted on a monthly basis by examining the Company's historical losses, aging of its trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at risk receivables, such as receivables from customers who no longer do business with the Company, are bankrupt, or are out of business. The Company maintains a policy for charging off uncollectible trade receivables against the reserve after exhausting all collection efforts and determining that the account is uncollectible.

Inventories

Inventories, applied on a consistent basis, consist primarily of carbon dioxide gas, and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives. Leasehold improvements are depreciated over the lives of the related leases or their estimated useful lives, whichever is shorter. The Company has a wide range of estimated useful lives of property and equipment because the useful lives of acquired equipment from various acquisitions are generally less than newly purchased assets acquired in the ordinary course of business. Repairs and maintenance of property and equipment are generally expensed as incurred.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Estimated life

Leased equipment	1–20 years
Equipment and cylinders	1–20 years
Vehicles	1–5 years
Computer equipment and software	1–5 years
Office furniture and fixtures	1–7 years
Leasehold improvements	lease term

The Company does not depreciate bulk systems held for installation until the systems are ready for their intended use and leased to customers. Upon installation, the systems, component parts and direct costs associated with the installation are transferred to the leased equipment account. These direct costs are associated with successful placements of such systems with customers under noncancelable contracts, which would not be incurred by the Company but for a successful placement, and they are amortized over the life of the original customer contract. Upon early service termination, the unamortized portion of direct costs associated with the installation are recognized as a period expense in the statements of operations. Such policy is analogous to FASB ASC Topic 310, Receivables, related

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

to the accounting for nonrefundable fees and costs associated with originating or acquiring loans and initial direct costs of leases.

Refurbishment costs

The Company's tanks require vacuum refurbishment, every seven to ten years, to maintain effective operation of the tanks for the expected useful life of the tanks of 20 years. Such refurbishment is considered to be an overhaul to extend the useful life of the assets as compared to a minor maintenance activity. The Predecessor Company previously expensed such costs as a period expense. In connection with the Merger and Acquisition, the Successor Company began capitalizing costs directly related to the refurbishment of existing tanks and is amortizing these costs over the estimated remaining life of the refurbishment, or seven years. The Company recorded approximately $4.4 million of capitalized refurbishment costs, which is included in property and equipment in the consolidated balance sheet, and recognized related depreciation expense of approximately $0.3 million for the year ended June 30, 2009.

Costs of computer software obtained for internal use

The Company is currently in the process of implementing an enterprise resource planning ("ERP") software package to coordinate all the resources, information, and activities needed to complete business processes. The Company accounts for such costs in accordance with FASB ASC Topic 350, Intangibles-Goodwill and Other ("ASC Topic 350") as it relates to accounting for the costs of computer software developed or obtained for internal use. Under such guidance, certain costs incurred during the application development stage should be capitalized. During the year ended June 30, 2009, the Company capitalized approximately $1.5 million of costs associated with the new ERP software, which is included in property and equipment in the accompanying consolidated balance sheet, and approximately $0.6 million of such costs were expensed. There were no costs incurred in the prior periods. Amortization of capitalized costs is expected to occur when the implementation is substantially complete and the Company is in a "go-live" status. The Company anticipates an increase in capitalized ERP costs over the next two quarters of fiscal year 2010 as the software implementation is completed.

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. The Company has determined that it has one reportable business segment, the distribution of services related to the storage, bending and dispensing of bulk CO2 equipment and bulk CO2 gases to a single customer base. The Company's chief operating decision maker reviews financial information of the Company as a whole for purposes of assessing financial performance and making operating decisions. Accordingly, the Company considers itself to be operating in a single industry segment.

Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the tangible and identifiable intangible assets of the Company for all transactions accounted for as business combinations.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

The Company reviews the carrying value of goodwill at least annually (at December 31) to assess impairment since this asset is not amortized. Additionally, the Company reviews the carrying value of goodwill or any intangible asset whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company assesses impairment by comparing the fair value of an intangible asset or goodwill with its carrying value. Specifically, the Company tests for impairment in accordance with ASC Topic 350. ASC Topic 350 also requires that goodwill be assessed for impairment at the reporting unit level, which is defined as an operating segment. The Company has previously determined that in accordance with ASC Topic 280, Segment Reporting, that it has only one reportable segment and one reporting unit. For goodwill, a two-step impairment model is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The determination of fair value involves significant management judgment. If the fair value of the reporting unit is less than the carrying amount, goodwill would be considered impaired. The second step measures the goodwill impairment as the excess of recorded goodwill over the asset's implied fair value. Impairments are expensed when incurred. The Company did not recognize any goodwill impairment for all periods presented.

Also, under ASC Topic 350, the Company reviews, on an annual basis, the carrying value of its other indefinite-lived intangible asset, trade names, for impairment indicators. If impairment indicators are present, then the Company may perform additional analysis, such as discounted cash flow analysis or appraisals, to determine if the carrying value exceeds the fair value estimate. Impairment is then measured and the amount that the carrying value exceeds the fair value is expensed. The Company did not recognize any impairment for its trade names for all periods presented.

Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. The Company's other finite-lived intangible assets consist of customer lists, proprietary technology, and non-competition agreements.

Impairment of long-lived assets

Long-lived assets, other than goodwill and trade names, consist of property and equipment, customer lists, proprietary technology, and non-competition agreements. Under FASB ASC Topic 360, Property, Plant and Equipment, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable by comparing the carrying value of the assets with the estimated future undiscounted cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Impairment losses are recognized only if the carrying amounts of long-lived assets are deemed to be not recoverable and exceed the asset's fair values. The impairment loss would be calculated as the difference between asset carrying values and the fair value of the asset with fair value generally estimated based on the present value of the estimated future net cash flows relating thereto. There was no indication of impairment for any periods presented.

Deferred financing cost, net

The Company's financing costs are amortized using the effective interest method over the term of the related indebtedness. Such amortized costs are included in interest expense in the Company's consolidated statements of operations. The Company incurred deferred financing costs of approximately $0.5 million and $17.6 million for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008, respectively, in connection with the Securitization Transaction.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

There were no such costs for the Predecessor Company period from July 1, 2007 to May 28, 2008. Deferred financing costs, net of accumulated amortization, at June 30, 2009 and June 30, 2008 were $16.7 million and $19.6 million, respectively.

Deferred lease acquisition costs, net

Deferred lease acquisition costs consist of commissions associated with the acquisition of new leases and lease renewals and are being amortized on a straight-line method over the life of the related leases. Deferred lease acquisition costs, net of accumulated amortization at June 30, 2009 and June 30, 2008 were $2.3 million and $0.3 million, respectively.

Income taxes and other

Income taxes are accounted for under FASB ASC Topic 740, Income Taxes ("ASC Topic 740"), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under ASC Topic 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties. Under ASC Topic 740, the Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense.

The Company collects sales tax and property tax amounts due to governmental authorities from its customers. These payments are remitted to the appropriate taxing authority and recorded in the Company's statements of operations on a net basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used when accounting for items such as allowances for doubtful accounts, depreciation and amortization periods, valuation of goodwill, long-lived assets and income taxes are regarded by management as being particularly significant. These estimates and assumptions are evaluated on an ongoing basis and may require adjustment in the near term and, as a result, actual results could differ from those estimates.

Share-based compensation

The Company accounts for share-based compensation in accordance with FASB ASC Topic 718, Compensation—Stock Compensation ("ASC Topic 718"). After assessing alternative valuation models and amortization assumptions, the Company is using the Black-Scholes valuation model and straight-line amortization of compensation expense over the requisite service period of the grants. The Successor Company estimates a zero percent forfeitures rate in its expense calculations as grants have

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

been limited to select management personnel only and forfeiture history has been minor. In accordance with ASC Topic 718, the Company presents the excess tax benefits from the exercise of stock options as a financing cash flow in the accompanying consolidated statements of cash flows. The Company accounts for stock issued to non-employees in accordance with FASB ASC Topic 505, Equity-Based Payments to Non-Employees ("ASC Topic 505").

Employee benefit plan

On June 1, 1996, the Predecessor Company adopted a deferred compensation plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees, and was transferred to the Successor Company. Under the provisions of the plan, eligible employees may defer a percentage of their compensation subject to the Internal Revenue Service limits. Contributions to the plan are made by employees and matched at the Company's discretion, up to a maximum of 2% of employee's wages. The Company contributed $0.3 million, $0.03 million, $0.15 million, and $0.12 million for the year ended June 30, 2009, for the period from May 29, 2008 to June 30, 2008, for the Predecessor Company period from July 1, 2007 to May 28, 2008, and for the Predecessor Company year ended June 30, 2007, respectively, and recorded these expenses in selling, general and administrative expenses in the accompanying consolidated statements of operations.

6. Recent accounting pronouncements

In October 2009, the FASB issued Accounting Standards Update No. 2009-13 ("ASU 2009-13"), Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force. ASU 2009-13 applies to all entities who are vendors that enter into multiple-deliverable arrangements with their customers. ASU 2009-13 provides amendments to the criteria in ASC Topic 605 for separating consideration in multiple-deliverable arrangements, establishes a selling price hierarchy for determining the selling price of a deliverable, and eliminates the residual method of allocation and requires the relative selling price method in allocating discounts. This update also expands disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU-2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating what impact, if any, the adoption of ASU 2009-13 will have on its consolidated financial condition, results of operations, and cash flows.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 ("ASU 2009-05"), Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value. ASU 2009-05 applies to all entities that measure liabilities at fair value within the scope of ASC Topic 820. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

  1.)
  A valuation technique that uses:

  a.
  The quoted price of the identical liability when traded as an asset.

  b.
  Quoted prices for similar liabilities or similar liabilities when traded as assets.

  2.)
  Another valuation technique that is consistent with the principles of ASC Topic 820. Two examples would be an income approach, such as a technique that is based on the amount at

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

    the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

The amendments in ASU 2009-5 also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in ASU 2009-5 will become effective for the Company in fiscal year 2010. However, because the Company does not currently have any liabilities that are recorded at fair value, the adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-04 ("ASU 2009-04"), Accounting for Redeemable Equity Instruments—Amendment to Section 480-10-S99. ASU 2009-04 represents an update to Section 480-10-S99, Distinguishing Liabilities from Equity, per EITF Topic D-98, Classification and Measurement of Redeemable Securities. This update is an SEC staff announcement that provides the SEC staff's views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks"("ASR 268"). ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside permanent equity if they are redeemable 1) at a fixed or determinable price on a fixed or determinable date, 2) at the option of the holder, or 3) upon occurrence of an event that is not solely within the control of the issuer. The Company has determined that, because of certain redemption features included in its Series A and Series B preferred stock issuances (see Note 15) are not within the control of the Company, such securities should be classified as temporary equity on the accompanying balance sheets.

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events ("ASC Topic 855"), which modifies current guidance in the auditing literature of the American Institute of Certified Public Accountants ("AICPA"), Auditing Standards (AU) Section 560, and is effective for interim or annual periods ending after June 15, 2009. The guidance is largely similar to the current guidance in such auditing literature with some exceptions that are not intended to result in significant changes in practice. ASC Topic 855 applies to all entities that prepare financial statements in accordance with US GAAP. It defines subsequent events either as "recognized" or "non-recognized" subsequent events and refers to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. ASC Topic 855 requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the provisions of ASC Topic 855 as of June 30, 2009 and evaluated the impact of material subsequent events through the date the accompanying consolidated financial statements were issued. No recognized or non-recognized subsequent events were identified requiring recognition in the consolidated financial statements or disclosure in the accompanying notes to the consolidated financial statements.

On October 10, 2008, the FASB issued guidance now codified as FASB ASC Topic 820, Fair Value Measurements ("ASC Topic 820") in a market that is not active and illustrates key considerations in determining the fair value of a financial asset when the market for the financial asset is not active. The guidance had no impact on the Company's consolidated financial statements.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

In April 2008, the FASB issued guidance now codified under ASC Topic 350, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating what impact, if any, the adoption of ASC Topic 350 will have on its consolidated financial condition, results of operations, or cash flows.

In February 2008, the FASB issued guidance now codified under ASC Topic 820, which delayed the effective date of disclosure for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The Company is currently evaluating what impact, if any, the adoption of ASC Topic 820 will have on its consolidated financial condition, results of operations, or cash flows.

In December 2007, the FASB issued guidance now codified as FASB ASC Topic 805, Business Combinations ("ASC Topic 805"). ASC Topic 805 requires, among other things, the expensing of direct transaction costs, including deal costs and restructuring costs as incurred, research and development assets acquired in a business combination to be capitalized, certain contingent assets and liabilities to be recognized at fair value, and earn-out arrangements, including contingent consideration, that may be required to be measured at fair value until settled, with changes in fair value recognized each period into earnings. ASC Topic 805 became effective for the Company on July 1, 2009 and could have a material impact on the Company's financial position, results of operations and cash flows if, and when, the Company completes significant asset and/or business acquisitions.

In February 2007, the FASB issued guidance now codified as FASB ASC Topic 825, Financial Instruments ("ASC Topic 825"). ASC Topic 825 permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses, arising subsequent to the adoption of fair value measurement, are reported in earnings. ASC Topic 825 is effective for fiscal years beginning after November 15, 2007. ASC Topic 825 became effective for the Company on July 1, 2008, and the Company did not elect the fair value option under this standard.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of June 30,
	2009	2008

	(In thousands)
Leased equipment	$163,478	$135,152
Equipment and cylinders	19,871	17,326
Vehicles	492	592
Computer equipment and software	2,927	1,123
Office furniture and fixtures	804	735
Leasehold improvements	1,010	486

	188,582	155,414
Less accumulated depreciation and amortization	27,119	1,554

	$161,463	$153,860

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2009

Included in leased equipment are capitalized component parts and direct costs associated with installation of equipment leased to others of $25.7 million and $18.5 million at June 30, 2009 and June 30, 2008, respectively. Also included in leased equipment are refurbishment costs of $4.4 million at June 30, 2009. As noted earlier, the Predecessor Company previously expensed such costs as a period expense. Accumulated depreciation and amortization of these costs was $9.4 million and $0.3 million at June 30, 2009 and June 30, 2008, respectively. Upon early service termination, the Company writes off the remaining net book value of costs associated with the installation of equipment.

Depreciation and amortization of property and equipment was $25.4 million, $1.8 million, $15.6 million, and $16.7 million for the year ended June 30, 2009, for the period from May 29, 2008 to June 30, 2008, for the Predecessor Company period from July 1, 2007 to May 28, 2008, and for the Predecessor Company year ended June 30, 2007, respectively.

8. Goodwill and other intangible assets

The Company recognized goodwill of $255.8 million, which represents the excess of purchase price over the fair value of the net assets acquired and liabilities assumed, related to both the Merger and Acquisition and nexAir Acquisition. Information regarding the Company's goodwill and other intangible assets is as follows:

	Cost	Accumulated amortization	Net book value

	(In thousands)
As of June 30, 2009:
Goodwill	$255,808	$—	$255,808
Customer lists	162,900	8,349	154,551
Other intangible assets:
Trade names	22,000	—	22,000
Proprietary technology	1,700	368	1,332
Non-compete agreements	1,730	330	1,400

	25,430	698	24,732

	$444,138	$9,047	$435,091

As of June 30, 2008:
Goodwill	$342,795	$—	$342,795
Customer lists	5,323	76	5,247
Non-compete agreements	130	27	103

	$348,248	$103	$348,145

The carrying amounts of goodwill and other intangible assets as it relates to the nexAir Acquisition are based on the preliminary purchase price valuation and are subject to change pending the final outcome of the valuation analyses. All intangible assets subject to amortization are being amortized over their estimated useful lives, ranging from five to twenty years.

Amortization expense for intangible assets, other than goodwill and trade names, was $9.0 million, $0.3 million, $3.0 million and $3.4 million for the year ended June 30, 2009, for the period from

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

May 29, 2008 to June 30, 2008, for the Predecessor Company period from July 1, 2007 to May 28, 2008, and for the Predecessor Company year ended June 30, 2007, respectively. The weighted-average amortization period for other intangible assets and customer lists is 5 years and 20 years, respectively. The total weighted-average amortization for all amortizable intangible assets is 19.7 years.

Estimated amortization expense for each of the next five years is $8.8 million, $8.8 million, $8.8 million, $8.8 million, and $8.3 million for the fiscal years ending June 30, 2010, 2011, 2012, 2013, and 2014, respectively.

9. Leases

The Company leases equipment to its customers pursuant non-cancelable operating leases, generally ranging from four to six years, which expire on varying dates through June 2016. At June 30, 2009, future minimum payments are from customers on various rental plans that include, where applicable, amounts for a continuous supply of CO2 under the budget plan agreement, which provides bundled pricing for tank rental and CO2. The revenue stream has been segregated in conformity with ASC Topic 440 between the estimated rental of equipment and the sale of CO2. Escalation clauses in all rental plans, if any, are tied to various future industry and economic indexes and are not included in the following table that presents the separate, future minimum revenue streams attributable to the lease of the equipment and the sale of the CO2 for the years ended June 30:

	Equipment	CO2

	(In thousands)
2010	$42,406	$29,469
2011	33,507	23,284
2012	24,789	17,226
2013	16,757	11,645
2014	9,964	6,924
Thereafter	3,046	2,117

	$130,469	$90,665

10. Long-term debt

Long-term debt consists of the following:

	June 30
	2009	2008

	(In thousands)
Fixed Rate Series 2008-1 Senior Term Notes, Class A-1 due June 25, 2013, interest rate of 7.25%	$280,000	$280,000
Fixed Rate Series 2008-1 Subordinated Notes, Class B-1 due June 25, 2013, interest rate of 9.75%	75,000	75,000
Borrowings on Senior Working Capital Revolver	—	3,600
Borrowings on Equipment Revolver	6,815	—
Less: original issue discount (net of amortization)	(21,944)	(26,347)

	$339,871	$332,253

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

In connection with the Merger and Acquisition, the Company purchased all the outstanding common stock and outstanding options of the Predecessor Company. In order to finance a portion of the consideration payable to the shareholders of the Predecessor Company, the Successor Company engaged in a whole business Securitization Transaction wherein the Master Issuer issued 2008-1 Class A-1 Senior Term Notes and 2008-1 Class B-1 Subordinated Notes (collectively the "Series 2008-1 Notes"). The Series 2008-1 Notes are secured by a security interest in substantially all of the assets of the Master Issuer.

The notes are structured with a five-year interest only period and are due in full upon maturity at June 25, 2013 unless extended by the Company. There are no required principal payments prior to that date as long as the Company is not in default of its covenants. The extension may be for two, one-year periods. If the extension is elected, the notes become floating-rate based, with the 2008-1 Class A-1 Senior Term Notes adjusting to a rate of LIBOR plus 7%, and the 2008-1 Class B-1 Subordinated Notes having a new rate of LIBOR plus 11%.

On May 28, 2008, the Company also issued a class of senior floating rate asset backed variable funding notes with five-year terms to fund working capital (the "Senior Working Capital Revolver") in the amount of up to $20.0 million, with an annual interest rate of LIBOR plus 4.5%. At June 30, 2009, the Company had no borrowings against the Senior Working Capital Revolver. The interest rate on the Senior Working Capital Revolver at June 30, 2009 was 4.8% per annum.

On May 28, 2008, the Company also entered into a 5-year floating rate revolving credit facility to fund the acquisition of future bulk CO2 equipment (the "Equipment Revolver") in the amount of up to $30.0 million with an annual interest rate of LIBOR plus 4.5%. At June 30, 2009, the Company had borrowings of approximately $6.8 million drawn against the Equipment Revolver. At June 30, 2008 the Company had no borrowings against the Equipment Revolver. The Company is required to make monthly principal payments on the Equipment Revolver in an amount equal to, at a minimum, the difference, if any, between the amount outstanding and the applicable borrowing base amount of eligible equipment. The interest rate on the Equipment Revolver at June 30, 2009 was 4.8% per annum.

The Senior Working Capital Revolver and the Equipment Revolver are subject to a 1.5% annual unused commitment fee, which is payable monthly, under the terms of the debt agreement. The Company recorded commitment fee expenses of $0.7 million and $0.1 million for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008, respectively, which is included in interest expense in the Company's consolidated statements of operations.

The Series 2008-1 Notes were issued at a discount of approximately $26.7 million, which is being amortized over the life of the notes using the effective interest method. The Company recorded amortization expense of $4.4 million and $0.4 million for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008, respectively, which is included in interest expense in the Company's consolidated statements of operations.

Under the terms of the May 28, 2008 Series 2008-1 Note Agreements, the Company is required to comply with certain weekly and monthly cash restrictions and other criteria. Additionally, the Company must issue weekly and monthly manager reports to facilitate the manager's assessment that certain compliance measures are maintained. One single financial covenant governs compliance for all the Company's debt, including the Company's revolving debt facilities, and requires that the Company maintain a three month Debt Service Coverage Ratio ("DSCR") of not lower than 1.20. The DSCR is

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

calculated by dividing adjusted net cash flow by interest expense paid on the 2008-1 Class A-1 Senior Term Notes, the Senior Working Capital Revolver, the Equipment Revolver and the unused commitment fees, respectively. The Company was in compliance with such measure at June 30, 2009. The Company is also required to maintain a cash interest reserve account in the name of the Indenture Trustee for Series 2008-1 Class A-1 Senior Term Notes, the Equipment Revolver interest, the Senior Working Capital Revolver and commitment fees under such agreements. The interest reserve is equal to six months estimated interest on the Series 2008-1 Class A-1 Notes, plus six months of the Class A-2 Senior Note Commitment Fee Amount, which is equal to 1.5% of the unused portion of the $30 million revolver, plus six months of the Class A-3 Senior Note Commitment Fee Amount, which is equal to 1.5% of the unused portion of the $20 million revolver, plus six months estimated interest on any outstanding balance in the Class A-2 and Class A-3 Senior Notes.

11. Shareholders' equity

Common stock—successor company

The Company is authorized to issue up to 200,000 shares of common stock with a par value of $.01 per share. At June 30, 2009 the number of shares of common stock outstanding was 119,837. At June 30, 2008 the number of shares of common stock outstanding was 99,772. Common shareholders are entitled to receive dividends as, and when, declared by the Company's Board of Directors, subject to rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote with respect to matters voted upon by the common shareholders of the Company.

Common stock—predecessor company

The Predecessor Company was authorized to issue up to 30,000,000 shares of common stock with a par value of $.001 per share. At June 30, 2007 the number of shares of common stock issued was 15,921,066, less treasury stock, at cost, of 921,409 shares. In connection with the Merger and Acquisition at May 28, 2008, there were 14,813,495 shares outstanding that were purchased by the Successor Company.

Stock option plans

On May 28, 2008, the Company adopted a Stock Incentive Plan (the "2008 Stock Incentive Plan") whereby options may be granted to employees, non-employee directors, and independent contractors and consultants of the Company and its subsidiaries. Given the absence of an active market for the Company's common stock, the Company estimates the fair value of its common stock with the assistance of a related party valuation specialist contemporaneous with the dates of issuances for all options under the 2008 Stock Incentive Plan. In connection with the Merger and Acquisition, members of the Board of Directors of the Company and its executives were granted 12,020 options to purchase shares of common stock of the Company, with an exercise price of $1,000 per share and a fair value of $353 per share. No granted options were vested or forfeited in the period from May 29, 2008 to June 30, 2008. During the year ended June 30, 2009, Company executives and certain management were granted an additional 5,502 options to purchase shares of common stock of the Company, with a weighted average exercise price of $1,181 per share and a weighted average fair value of approximately $386 per share. The options vest ratably over a five year period from date of grant and have a contractual life of 10 years. There were 2,591 options vested during the year ended June 30,

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

2009, having a total fair value of $0.9 million. The unrecognized compensation expense on nonvested awards is $5.4 million at June 30, 2009, which is expected to be recognized over the weighted-average period of 4.9 years. The weighted-average remaining contractual life of all outstanding options is 9.1 years as of June 30, 2009. The following table summarizes transactions pursuant to the 2008 Stock Incentive Plan:

	Options outstanding	Weighted average grant- date fair value	Weighted average exercise price

Outstanding at May 28, 2008	—	$—	$—
Granted	12,020	353	1,000
Forfeited	—	—	—
Exercised	—	—	—

Outstanding at June 30, 2008	12,020	—	1,000
Granted	5,502	387	1,181
Forfeited	(154)	352	1,000
Exercised	—	—	—

Outstanding at June 30, 2009	17,368	—	$1,057

Exercisable at June 30, 2009	2,591	$353	$1,000

Unvested at June 30, 2009	14,777	$365	$1,067

Additional information regarding options outstanding and exercisable at June 30, 2009 is as follows;

	Options outstanding			Options outstanding
Range	Outstanding	Weighted average contractual life (in years)	Weighted average exercise price	Exercisable	Weighted average exercise price

$1,000 - $1,425	17,368	9.12	$1,057	2,591	$1,000

The following table summarizes the activity of options outstanding that had not yet vested;

	Number of shares	Weighted average grant- date fair value

Unvested as of June 30, 2008	12,020	$353
Shares granted	5,502	$387
Vested during period	(2,591)	$353
Forfeited or cancelled	(154)	$352

Unvested as of June 30, 2009	14,777	$365

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2009

The table below summarizes key assumptions regarding the granting of stock options during the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008, respectively. As permitted by ASC Topic 718, the fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model with the significant assumptions noted in the table below. Stock options granted in connection with the Merger and Acquisition were valued using expected volatilities based on the historical volatility of the Predecessor Company's common stock using average daily closing prices as reported by the Nasdaq Global Select Market prior to the Merger and Acquisition, and other factors. Stock options granted subsequent to that event are based on the expected volatilities derived by analyzing the historical volatilities of comparable companies in the Company's industry sector. The Company uses the expected term of the options, estimated employee terminations, and expected business events within the valuation model. Separate groups of employees that have dissimilar historical exercise behavior are considered separately for valuation purposes. The Company accounts for stock issued to non-employees in accordance with the provisions of ASC Topic 505. In accordance with ASC Topic 505, stock options granted to non-employees are valued using the Black-Scholes option pricing model on the basis of the market price of the underlying common stock on the "valuation date," which for options to non-employees is the vesting date. Expenses related to the options granted to non-employees are recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period.

The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury's yield curve in effect at the time of grant.

	Year ended June 30, 2009	May 29, 2008 to June 30, 2008

Assumptions
Expected volatility	31.3%	33.2%
Expected Dividends	0.0%	0.0%
Expected term (in years)	5	5
Risk-free rate	2.7%	3.4%

The Company recognized costs of approximately $1.1 million and $0.04 million, for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008, respectively, of share-based compensation expense related to outstanding options.

Prior to the Merger and Acquisition, the Predecessor Company had various share-based compensation plans designed for both non-employee directors and employees of the Predecessor Company, that were also periodically revised from time to time, up and until all such options were purchased on May 28, 2008 in connection with the Merger and Acquisition. The following explains such plans:

(a) Non-employee director plans

The Predecessor Company granted to each non-employee director options to purchase shares of common stock. The exercise price for all grants was equal to the average closing price of the common stock on the Nasdaq National Market for the 20 trading days prior to the grant date. All options vested in two to five equal annual installments commencing upon issuance and have a 10-year term.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

The following table summarizes transactions pursuant to non-plan director stock options:

	Options outstanding	Weighted average exercise price per option	Options exercisable

Outstanding at July 1, 2006	102,667	$10.90	94,667
Exercised	(2,000)	4.85

Outstanding at June 30, 2007	100,667	$11.02	100,667
Exercised	(100,667)	11.02

Outstanding at May 28, 2008	—

All outstanding options at May 28, 2008 were purchased on such date in connection with the Merger and Acquisition.

(b) Employee stock option plans

In 1995, the Board of Directors adopted the 1995 Stock Option Plan (the "1995 Plan"), which terminated in November 2005. Under the 1995 Plan, the Predecessor Company reserved 2,400,000 shares of common stock for employees of the Company. Under the terms of the 1995 Plan, options granted were either incentive stock options or non-qualified stock options. The exercise price of incentive stock options was required to be at least equal to 100% of the fair market value of the Company's common stock at the date of the grant, and the exercise price of non-qualified stock options was not to be less than 75% of the fair market value of the Predecessor Company's common stock at the date of the grant. The maximum term for all options was 10 years. Options granted prior to termination of the 1995 Plan generally vested in equal annual installments from three to five years, though a limited number of grants were partially vested at the grant date. In addition, in September 2005, the Board of Directors adopted the 2005 Employee Stock Option Plan (the "2005 Employee Plan"). Under the 2005 Employee Plan, the Predecessor Company had reserved 250,000 shares of common stock for employees of the Company.

The following table summarizes transactions pursuant to the 1995 Plan:

	Options outstanding	Weighted average exercise price per option	Options exercisable

Outstanding at July 1, 2006	1,123,274	$15.49	877,661
Expired or canceled	(29,019)	22.20
Exercised	(252,274)	9.59

Outstanding at July 1, 2007	841,981	17.03	774,181
Forfeited	(258)	22.49
Exercised or canceled	(841,723)	17.03

Outstanding at May 28, 2008	—

All outstanding options outstanding at May 28, 2008 were purchased on such date in connection with the Merger and Acquisition.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

In October 2005, the Board of Directors adopted the 2005 Executive Management Stock Option Plan (the "2005 Executive Plan"). Under the 2005 Executive Plan, the Predecessor Company had reserved 1,500,000 shares of common stock for executives and key managers of the Predecessor Company, which were to be either incentive stock options or non-qualified stock options. The exercise price of stock options was required to be at least equal to 100% of the fair market value of the Predecessor Company's common stock at the date of the grant. The maximum term for all options was ten years. In addition, executive officers granted options under the initial grant in 2005 were not be eligible to receive additional options until fiscal 2008. Options granted were expected to vest over a period of one to three years based on the achievement of annual performance targets established by the Board of Directors. However, all options granted were to vest over a period of not less than two fiscal years up to a maximum of five fiscal years, and any unvested options vest at the end of the five years.

The following summarizes the transactions pursuant to the 2005 Executive Plan:

	Options outstanding	Weighted average exercise price per option	Options exercisable

Outstanding at July 1, 2006	1,033,000	$24.51	258,249
Granted	55,000	24.47
Forfeited	(186,750)	25.53
Exercised or canceled	(12,750)	24.00

Outstanding at June 30, 2007	888,500	24.30	525,139
Forfeited	(18,750)	29.08
Exercised or canceled	(869,750)	24.20

Outstanding at May 28, 2008	—

All outstanding options at May 28, 2008 were purchased on such date in connection with the Merger and Acquisition.

(c) Non-employee directors' stock option plans

In 1995, the Board of Directors adopted the Directors' Stock Option Plan (the "1995 Directors' Plan"), which was terminated in May 2005. Under the 1995 Directors' Plan, each non-employee director received options for 6,000 shares of common stock on the date of his or her first election to the Board of Directors. In addition, on the third anniversary of each director's first election to the Board of Directors, and on each three year anniversary thereafter, each non-employee director received an additional option to purchase 6,000 shares of common stock. The exercise price per share for all options granted under the 1995 Directors' Plan was equal to the fair market value of the common stock as of the date of grant. All options vest in three equal annual installments beginning on the first anniversary of the date of grant. In May 2005, the Board of Directors adopted the 2005 Non-Employee Directors' Stock Option Plan (the "2005 Directors' Plan") in which each director received options for 20,000 shares of common stock on the date of his or her first election to the Board of Directors. In addition, each non-employee director, on each anniversary date of his or her appointment, would receive an additional option to purchase 5,000 shares of common stock under the 2005 Directors' Plan. The exercise price of all options granted under the 2005 Directors' Plan was required to be equal to the fair market value of the common stock on the date of grant. The Predecessor Company had reserved 200,000 shares of common stock under the 2005 Directors' Plan.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

The maximum term for all options under both plans (collectively, the "Directors' Plans") was 10 years. The weighted-average fair value per share of options granted under the 2005 Directors' Plan during the Predecessor Company period from July 1, 2007 to May 28, 2008 was $7.95. The following table summarizes transactions pursuant to the Directors' Plans:

	Options outstanding	Weighted average exercise price per option	Options exercisable

Outstanding at July 1, 2006	93,000	$22.14	40,000
Granted	25,000	24.97

Outstanding at June 30, 2007	118,000	22.74	66,000
Granted	25,000	27.76
Exercised or canceled	(143,000)	23.62

Outstanding at May 28, 2008	—

All outstanding options outstanding at May 28, 2008 were purchased on such date in connection with the Merger and Acquisition.

The following table summarizes key assumptions regarding the granting of stock options used by the Predecessor Company in estimating fair value on the date of grant using the Black-Scholes option pricing model with the significant assumptions noted. Expected volatilities were based on historical volatility of the Predecessor Company's common stock using average daily closing prices as reported by the Nasdaq Global Select Market, and other factors. The Predecessor Company used both historical data and prospective trends to estimate option exercises and employee terminations within the valuation model; separate groups of employees that have dissimilar historical exercise behavior were considered separately for valuation purposes. The expected term of options granted represents the period of time that options granted were expected to be outstanding. The information given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury's yield curve in effect at the time of grant.

	July 1, 2007 to May 28, 2008	July 1, 2006 to June 30, 2007

Assumptions
Volatility	33.20%	32.30%
Risk free interest rate	3.0%	4.5%
Expected dividend yield	0%	0%
Expected term (in years)	3.5 years	4.2 years

The Predecessor Company recognized $4.4 million ($2.7 million net of income taxes) in share-based compensation during the Predecessor Company period of July 1, 2007 to May 28, 2008.

As of July 1, 2007, there was $4.2 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the aforementioned plans, which was recognized in the period from July 1, 2007 to May 28, 2008.

Shares issued upon exercise of vested stock options prior to the Merger and Acquisition were issued from the Predecessor Company's authorized common stock pool.

The aggregate intrinsic value of options exercised during the period from July 1, 2007 to May 28, 2008 was $18.4 million. As of May 28, 2008, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the aforementioned plans.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2009

12. Income taxes

The Company accounts for income taxes under ASC Topic 740. Deferred income taxes reflect the net tax effects of net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities were as follows (in thousands):

	June 30
	2009	2008

Deferred tax assets:
Current:
Allowance for doubtful accounts	$153	$207
Executive incentives	—	629

	153	836

Non-current:
Intangible assets	—	2,209
Net operating loss carryforwards	37,913	35,318
Other	1,221	284

	39,134	37,811

Valuation allowance	(265)	(217)

Total deferred tax assets	39,022	38,430

Deferred tax liabilities:
Non-current:
Goodwill	(6,296)	(5,344)
Fixed assets	(35,667)	(36,772)
Intangible assets	(58,408)	—
Other	(1,199)	—

Total deferred tax liabilities	(101,570)	(42,116)

Net deferred tax liability	$(62,548)	$(3,686)

The Company's deferred tax assets include the benefit of net operating loss carryforwards incurred by the Predecessor Company through May 28, 2008 and the Successor Company through June 30, 2009. The Company's valuation allowance increased by approximately $.05 million during the year ended June 30, 2009 due to various state net operating loss carryforwards not expected to be utilized in future years. The Merger and Acquisition resulted in an increase in the deferred tax liability by $65.7 million due to the valuation of tangible and intangible assets at their fair market value as of the Merger and Acquisition date (see Note 3).

As of the June 30, 2009 and June 30, 2008, the Company evaluated its ability to utilize its outstanding state and federal net operating loss carryforwards, subject to Section 382 IRS limitations. At June 30, 2009 and June 30, 2008, after consideration of all available positive and negative evidence, it was concluded that the deferred tax asset relating to the Company's net operating loss carryforwards will more likely than not, except for the valuation allowance amount noted above, be

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

realized in the future. In considering whether or not a valuation allowance was appropriate the Company considered several aspects, including, but not limited to the following items:

–>
Cumulative pretax book income during the previous three fiscal years

–>
Both positive and negative evidence as to the Company's ability to utilize its federal net operating loss carryforwards prior to expiration, such as the projected generation of taxable income, the Company's position in the market place, existence of long-term customer contracts, and growth opportunities

–>
Future reversals of taxable temporary differences

–>
Tax planning strategies

The Company will continue to evaluate whether or not its net deferred tax assets will be fully realized prior to expiration. In order to utilize the entire deferred tax asset, the Company will need to generate taxable income of approximately $99.2 million. Should it become more likely than not that all or a portion of the net deferred tax assets will not be realized, a valuation allowance will be recorded.

As of June 30, 2009, the Company had net operating loss carryforwards for federal income tax purposes of approximately $103.4 million and for state purposes in varying amounts. Under the Merger and Acquisition, incentive stock options and non-qualified stock options of the Predecessor Company were exercised. That transaction resulted in an increase in the net operating loss carryforward of $6.9 million for federal income tax purposes, resulting from the excess tax benefit associated with the disqualifying disposition of incentive stock options and exercise of non-qualified stock options over the tax deduction from compensation expense recognized for those options. However, because the Company incurred a taxable loss for federal income tax purposes related to these exercises, the benefit is not recognized in the Company's net deferred tax liability. The benefit will be maintained "off balance sheet" until the deduction (NOL generated on the tax return) can be used to offset taxable income on a future tax return. Excluding such benefit, the net operating loss carryforwards, for book purposes, are $96.5 million as of June 30, 2009.

During the year ended June 30, 2009, the Internal Revenue Service concluded an audit of the Predecessor Company's federal income tax returns for the years 2005 through 2007, subject to statutory limitations. As a result of this audit, the Company's net operating loss carryforwards were reduced by $6.4 million (or $2.5 million tax adjustment). The tax adjustment is reflected as an addition to goodwill associated with the Merger and Acquisition transaction.

The federal net operating loss carryforwards expire through June 2025 as follows (in thousands):

Year of Expiration

2010–2017	$—
2018	4,506
2019	19,247
2020	20,004
2021	20,288
2022	10,236
2023	4,724
Thereafter	24,422

$103,427

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

The significant components for income taxes attributable to continuing operations for the year ended June 30, 2009, the period from May 29, 2008 to June 30, 2008, the Predecessor Company period from July 1, 2007 to May 28, 2008 and the Predecessor Company year ended June 30, 2007, were as follows (in thousands):

	Successor		Predecessor
	Year ended June 30, 2009	Period from May 29, 2008 to June 30, 2008	Period from July 1, 2007 to May 28, 2008	Year ended June 30, 2007

Current
Federal	$—	$—	$(46)	$141
State	282	—	265	139

Total—Current	282	—	219	280

Deferred
Federal	(5,751)	(438)	4,327	5,547
State	(1,122)	(84)	834	1,066

Total—Deferred	(6,873)	(522)	5,161	6,613

Total	$(6,591)	$(522)	$5,380	$6,893

The income tax provision differs from that which would result from applying the U.S. statutory income tax rate of 35% as follows (in thousands):

	Successor		Predecessor
	Year ended June 30, 2009	Period from May 29, 2008 to June 30, 2008	Period from July 1, 2007 to May 28, 2008	Year ended June 30, 2007

Tax at U.S. statutory rate	$(6,498)	$(504)	$4,784	$5,086
State taxes, net of federal benefit	(824)	(63)	599	635
Non-deductible items	151	—	(720)	377
Expiring state net operating loss carry forwards	359	—	538	619
Other	221	45	179	176

	$(6,591)	$(522)	$5,380	$6,893

During the Predecessor Company period from July 1, 2007 to May 28, 2008, the Company recorded $2.1 million as additional paid-in capital representing the excess of the tax benefit associated with the disqualifying disposition of incentive stock options and exercise of non-qualified stock options over the tax deduction from compensation expense recognized for those options. No stock options were exercised for the year ended June 30, 2009 or the period ended May 29, 2008 to June 30, 2008. The Company prepares its tax returns on a consolidated basis and uses the pro forma method to prepare such returns. The Company had no uncertain tax positions or unrecognized tax benefits as of June 30, 2009, or during the periods presented that, if recognized, would affect the Company's effective tax rate.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

13. Lease commitments

The Company leases office equipment, trucks and warehouse/depot and office facilities under operating leases that expire at various dates through October 2015. Primarily all of the facility leases contain renewal options and escalations for real estate taxes and common charges. Future minimum lease payments under non-cancelable operating leases (that have initial noncancelable lease terms in excess of one year) are as follows:

Year ending June 30,	(In thousands)

2010	$6,862
2011	5,124
2012	3,406
2013	2,098
2014	1,245
Thereafter	689

$19,424

Total rental expenses under non-cancelable operating leases were approximately $8.0 million, $0.6 million, $6.6 million, and $6.7 million, for the year ended June 30, 2009, the period from May 29, 2008 to June 30, 2008, the Predecessor Company period from July 1, 2007 to May 28, 2008, and the Predecessor Company year ended June 30, 2007, respectively.

As of June 30, 2009, the Company had leases on 388 vehicles classified as operating leases with a transportation company, under master lease agreements, with terms ranging generally from five to six years.

14. Concentration of credit and business risks

The Company's business activity is with customers located within the United States. For all periods presented in these accompanying consolidated financial statements, virtually all the Company's sales were to customers in the food and beverage industry.

There were no customers that accounted for greater than 5% of total sales for all periods presented in these accompanying consolidated financial statements, nor were there any customers that accounted for greater than 5% of total accounts receivable at June 30, 2009 and 2008.

The Company purchases new bulk CO2 systems from two major manufacturers of such systems. The inability of either or both of these manufacturers to deliver new systems to the Company could cause a delay in the Company's ability to fulfill the demand for its services and a possible loss of sales, which could adversely affect operating results.

15. Redeemable preferred stock

The Company has authorized and issued two series of cumulative preferred stock, Series A and Series B. Both series have par a value of $0.01 per share and a stated value of $10,000 per share. The holder of each preferred share is entitled to receive dividends, annually on the last day of June, of 10% of the stated per share value. If the dividend is not paid, the amount due accumulates and includes an additional 10% of the unpaid amount due on the last day of June on the following year. There is no limitation on the amounts to be accrued in future years.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

For the Series A preferred stock, there were 11,000 shares authorized and 10,018 shares issued at June 30, 2009 with cumulative undeclared dividends of $11.1 million and 9,997 shares issued at June 30, 2008 with cumulative undeclared dividends of $0.9 million.

For the Series B preferred stock, there were 2,500 shares authorized and 1,965 shares issued with cumulative undeclared dividends of $1.0 million at June 30, 2009. There were no shares issued at June 30, 2008.

The cumulative undeclared dividends are deducted from the net (loss) income on the consolidated statements of operations to arrive at net (loss) income available to common shareholders.

Liquidation preferences—In the event of a voluntary or involuntary liquidation, the Series A and Series B holders are entitled to a liquidation preference, on a parity basis, of an amount per share outstanding equal to the sum of the stated value plus all accrued but unpaid dividends. In a liquidating event, after the Series A and Series B holders have received payment of their full liquidation preference, the remaining assets of the Company may be distributed to the holders of the common stock outstanding.

Redemption features:

  a)
  Optional—the Company may, subject to certain restrictions and at the option of the Board of Directors of the Company, redeem at any time, in whole or in part, the shares of the Series A and Series B preferred stock at a redemption price equal to the sum of the total stated value plus any and all accrued and unpaid dividends, as of the redemption date.

  b)
  Mandatory—subject to a change of control in the Company, the Company shall redeem all, but not less than all, the shares of Series A and Series B preferred stock at a redemption price equal to the sum of the stated value plus any and all accrued and unpaid dividends, as of the redemption date.

Voting rights—The holders of the Series A and Series B preferred stock are not entitled to any voting rights with respect to any matters voted upon by the shareholders of the Company.

The Series A and Series B cumulative preferred stock are accounted for under ASU 2009-04 and, accordingly, are classified outside the liabilities section of the balance sheet because the events that would result in redemption (including a change in control or liquidating event) are not deemed probable by the Company.

16. Commitments and contingencies

In May 1997, the Company entered into an exclusive carbon dioxide supply agreement with Linde LLC, successor to The BOC Group, Inc. (Linde). Effective May 1, 2009, the Company and Linde amended such agreement to provide for the purchase by the Company of liquid carbon dioxide at 88 of the Company's 138 service locations. The terms of the amended agreement expire on May 1, 2014. Additionally, in May 2009, the Company also entered into multi-year agreements with three other carbon dioxide providers to fulfill its remaining annual supply requirements. Collectively, the agreements will ensure readily available high quality CO2. The agreements provide for annual price adjustments based on increases or decreases in the producer price index and other industry related indexes.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

The Company is a defendant in legal actions which arise in the normal course of business. The Company believes the outcome of these matters will not have a material effect on the Company's financial position, results of operations, or cash flows.

17. Related party transactions

Robert L. Frome, a former Director of the Predecessor Company, is a member of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, which was retained by the Predecessor Company. Fees paid by the Predecessor Company to such law firm during the Predecessor Company period from July 1, 2007 to May 28, 2008 and the Predecessor Company year ended June 30, 2007 were $0.5 million and $0.1 million, respectively.

Pursuant to a Management Services Agreement dated as of May 28, 2008 (the "Management Services Agreement"), among the Company and Aurora Management Partners LLC, a Delaware limited liability company ("AMP"), AMP provides certain financial consulting services to the Company for an aggregate management fee of $1.0 million per annum, payable quarterly in advance on March 31, June 30, September 30, and December 31 of each year. The Company recorded such fee in the amounts of $1.0 million and $.08 million for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008, respectively, which is included in the statements of operations.

The Management Services Agreement also provides that the Company will reimburse AMP for all reasonable out-of-pocket costs and expenses incurred by AMP in connection with the performance of their obligations under the Management Services Agreement. The Company recorded such costs in the amounts of $0.2 million and $0.9 million for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008, respectively, which were capitalized as part of the Merger and Acquisition. The Company also incurred $0.2 million of such costs for the year ended June 30, 2009 that are included in the selling, general and administrative expenses in the statement of operations.

In addition to the Management Services Agreement, AMP is entitled to receive a transaction fee for any acquisition or disposition consideration (including debt assumed by a purchaser and current assets retained by a seller) with respect to (i) any acquisition, (ii) any sale or disposition of any divisions (if applicable), (iii) any sale or disposition of all or substantially all of the Company's assets or (iv) any other sale of the Company's assets other than in the ordinary course of business. The Company recorded such fees in the amounts of $0.9 million and $9.7 million for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008, respectively, which are related to the nexAir Acquisition and the Merger and Acquisition, respectively, and recorded such fees in the valuations of the acquired assets.

The Management Services Agreement terminates on the earliest to occur of (i) the sale of all the outstanding capital stock of the Company, (ii) the sale of all or substantially all of the assets of the Company, (iii) the merger of the Company or sale in one or a series of related transactions of the outstanding capital stock of the Company after which the holders of a majority of the voting power of the Company immediately prior to such merger or stock sale do not, immediately after such merger or stock sale, hold a majority of the voting power of the surviving corporation of the Company, as the case may be, or (iv) May 28, 2018.

The Company is principally owned by Aurora. The existence of that control could result in the operating results or financial position of the Company being different from the results that would have been obtained if the Company was autonomous.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2009

18. Disclosures about fair value of financial instruments

The estimated fair value of the Company's assets and liabilities are summarized below (in thousands):

	2009		2008
	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount

Cash and cash equivalents	$9,371	$9,371	$4,111	$4,111
Restricted cash	17,787	17,787	19,442	19,442
Accounts receivable	9,454	9,454	9,438	9,438
Accounts payable and accrued expenses	20,008	20,008	19,569	19,569
Long-term debt	342,689	339,871	332,253	332,253

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments. Long-term debt at June 30, 2009 was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements. Considerable judgment was required in developing certain of the estimate of fair value and, accordingly, the estimate presented herein is not necessarily indicative of the amount that the Company could realize in a current market exchange. Long-term debt at June 30, 2008 approximated its carrying amount due to the short duration between such reporting period and the Merger and Acquisition date (May 28, 2008) that gave rise to such debt.

19. Selected quarterly financial data (unaudited)

The table below summarizes the unaudited results of operations for each of the quarters of fiscal years 2009 and 2008.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

(In thousands, except per share data)

	Successor
2009	First	Second	Third	Fourth

Revenues	$38,670	$37,404	$39,399	$40,652
Operating Income	5,055	3,673	4,433	4,579
Net loss	(2,509)	(3,512)	(3,306)	(2,650)
Net loss attributable to common shareholders	(5,071)	(6,079)	(6,353)	(5,705)
Net loss per share:
Basic	$(50.71)	$(60.79)	$(53.39)	$(47.54)
Diluted	$(50.71)	$(60.79)	$(53.39)	$(47.54)
Weighted average shares outstanding:
Basic	100	100	119	120
Diluted	100	100	119	120

	Predecessor				Successor
2008	First	Second	Third	Period from April 1, 2008 to May 28, 2008	Period from May 29, 2008 to June 30, 2008

Revenues	$34,933	$34,085	$34,375	$23,874	12,468
Operating Income	5,930	4,107	3,966	1,529	1,854
Net Income (loss)	2,990	2,057	1,941	1,301	(894)
Net Income (loss) attributable to common shareholders	2,990	2,057	1,941	1,301	(1,805)
Net income (loss) per share:
Basic	$0.20	$0.14	$0.13	$0.09	$(18.27)
Diluted	$0.20	$0.14	$0.13	$0.09	$(18.27)
Weighted average shares outstanding:
Basic	14,843	14,768	14,797	14,813	98.8
Diluted	15,172	15,137	15,191	15,291	98.8

20. Earnings per share

The table below presents the computation of basic and diluted earnings per share for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008 (Successor Company), and for

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2009

the period from July 1, 2007 to May 28, 2008 (Predecessor Company) and for the year ended June 30, 2007 (Predecessor Company);

	Successor company		Predecessor company
(In thousands, except per share amounts)	Year ended June 30, 2009	May 29, 2008 to June 30, 2008	July 1, 2007 to May 28, 2008	Year ended June 30, 2007

Basic Earnings per Share Computation
Net (loss) income attributable to common shareholders	$(23,208)	$(1,805)	$8,289	$7,639
Weighted average common shares outstanding—basic	106.6	98.8	14,805	15,593

Net (loss) income per share attributable to common shareholders—basic	$(217.71)	$(18.27)	$0.56	$0.49

Diluted Earnings per Share Computation
Net (loss) income attributable to common shareholders	$(23,208)	$(1,805)	$8,289	$7,639
Weighted average common shares outstanding—basic	106.6	98.8	14,805	15,593
Plus outstanding options and warrants to purchase shares of common stock	—	—	395	293

Weighted average common shares outstanding—diluted	106.6	98.8	15,200	15,886

Net (loss) income per share attributable to common shareholders—diluted	$(217.71)	$(18.27)	$0.55	$0.48

21. Subsequent events

On February 1, 2010, the Company entered into an asset purchase agreement to acquire the beverage carbonation customers and related assets from Praxair Distribution, Inc. for $5.3 million in cash. The assets acquired are located in Denver and Michigan and are complementary to the Company's existing markets.

On September 30, 2009, the Company acquired the beverage carbonation segment of Texas Welders Supply Company ("TWSCO") for $2.3 million cash. The assets acquired include customer accounts and related assets and the hiring of two operational employees. This transaction primarily covers the Houston, Texas area and is complementary to the Company's existing markets.

 Condensed consolidated financial statements

NuCO2 Inc. and Subsidiaries
As of December 31, 2009 (Unaudited) and June 30, 2009 and
for the six months ended December 31, 2009 (Unaudited) and
December 31, 2008 (Unaudited)

NuCO2 Inc. and Subsidiaries

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2009 (Unaudited) and
June 30, 2009 and for the six months ended December 31, 2009 (Unaudited) and
December 31, 2008 (Unaudited)

Contents

Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets—As of December 31, 2009 (Unaudited) and June 30, 2009	F-44
Condensed Consolidated Statements of Operations (Unaudited)—For the six months ended December 31, 2009 and for the six months ended December 31, 2008	F-45
Condensed Consolidated Statements of Changes in Redeemable Preferred Stock, Common Stock, and Other Shareholders' Equity (Unaudited)—For the six months ended December 31, 2009	F-46
Condensed Consolidated Statements of Cash Flows (Unaudited)—For the six months ended December 31, 2009 and for the six months ended December 31, 2008	F-47
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-48

NuCO2 Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31, 2009	June 30, 2009

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,924	$9,371
Restricted cash	18,014	17,787
Trade accounts receivable, net of allowance for doubtful accounts of $327 and $388, at December 31, 2009 and June 30, 2009, respectively	10,733	9,454
Inventories	424	300
Prepaid insurance	1,545	1,430
Prepaid expenses and other current assets	2,200	1,360
Deferred tax assets	153	153

Total current assets	40,993	39,855
Property and equipment, net	163,403	161,463
Other assets:
Goodwill	254,379	255,808
Customer lists, net	150,595	154,551
Other intangible assets, net	24,406	24,732
Deferred financing costs, net	14,903	16,699
Deferred lease acquisition costs, net	2,905	2,263
Other	1,492	916

Total other assets	448,680	454,969

Total assets	$653,076	$656,287

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$7,040	$7,502
Accrued expenses	5,856	5,624
Accrued insurance	824	902
Accrued interest	479	476
Accrued payroll	3,535	5,504
Other current liabilities	2,053	1,377

Total current liabilities	19,787	21,385
Long-term debt	341,962	339,871
Customer deposits	4,463	4,384
Deferred tax liability	61,262	62,701

Total liabilities	427,474	428,341

Commitments and contingencies
Preferred stock:
Series A redeemable cumulative preferred stock $.01 par value, 11,000 shares authorized; 10,018 shares issued and outstanding with stated amount of $10,000 per share at December 31, 2009 and June 30, 2009, respectively	100,181	100,181
Series B redeemable cumulative preferred stock $.01 par value, 2,500 shares authorized; 1,965 shares issued and outstanding with stated amount of $10,000 per share at December 31, 2009 and June 30, 2009, respectively	19,654	19,654

Total redeemable preferred stock	119,835	119,835

Shareholders' equity:
Common stock: $.01 par value, 200,000 shares authorized, 119,850 and 119,837 shares issued and outstanding at December 31, 2009 and at June 30, 2009, respectively	1	1
Additional paid-in capital	121,576	120,980
Accumulated deficit	(15,810)	(12,870)

Total shareholders' equity	105,767	108,111

Total liabilities and shareholders' equity	$653,076	$656,287

See accompanying notes.

NuCO2 Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Six months ended December 31, 2009	Six months ended December 31, 2008

Revenues	$83,739	$76,074
Costs and expenses:
Cost of distribution services, excluding depreciation and amortization	37,331	36,581
Selling, general and administrative expenses	14,967	13,684
Depreciation and amortization	16,296	16,113
Loss on asset disposal	1,070	968

	69,664	67,346

Operating income	14,075	8,728
Interest expense	18,456	17,997

Loss before income taxes	(4,381)	(9,269)
Benefit from income taxes	(1,441)	(3,248)

Net loss	(2,940)	(6,021)
Dividends on preferred stock	(6,744)	(5,129)

Net loss attributable to common shareholders	$(9,684)	$(11,150)

Net loss per share-basic and diluted attributable to common shareholders	$(80.83)	$(111.50)

Weighted average common shares outstanding—basic and diluted	119.8	100.0

See accompanying notes

NuCO2 Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE PREFERRED STOCK,
COMMON STOCK AND OTHER SHAREHOLDERS' EQUITY
(In thousands, except share amounts)

	Preferred stock		Common stock		Additional paid-in capital
						Accumulated deficit
	Shares	Amount	Shares	Amount			Total

Balance at June 30, 2009	11,983	$119,835	119,837	$1	$120,980	$(12,870)	$227,946
Share-based compensation	—	—	—	—	596	—	596
Issue of common stock—cashless exercise of stock option	—	—	13	—	—	—	—
Net loss	—	—	—	—	—	(2,940)	(2,940)

Balance at December 31, 2009	11,983	$119,835	119,850	$1	$121,576	$(15,810)	$225,602

See accompanying notes.

NuCO2 Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six months ended December 31, 2009	Six months ended December 31, 2008

Operating activities
Net (loss) income	$(2,940)	$(6,021)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	11,526	12,093
Bad debt expense	314	254
Amortization of intangible and other assets	4,770	4,020
Amortization of original issue discount and deferred financing costs	4,162	3,783
Change in deferred taxes	(1,440)	(3,777)
Loss on asset disposal	1,070	968
Share-based compensation	596	580
Changes in operating assets and liabilities, net of acquisitions:
Decrease (increase) in:
Trade accounts receivable	(1,593)	202
Inventories	(124)	(2)
Prepaid insurance	(115)	512
Prepaid expenses and other current assets	(840)	(73)
Other assets	(576)	(596)
Increase (decrease) in:
Accounts payable	(462)	(3,078)
Accrued expenses	368	207
Accrued insurance	(78)	(373)
Accrued interest	3	(2,145)
Accrued payroll	(1,969)	(540)
Customer deposits	79	(55)
Other current liabilities	676	508

Net cash provided by operating activities	13,427	6,467

Investing activities
Purchase of property and equipment	(11,891)	(7,833)
Proceeds from disposal of property and equipment	20	4
Increase in deferred lease acquisition costs	(1,073)	(1,228)
Return of escrow from prior acquisition	1,123	—
Acquisitions	(2,551)	(44,398)

Net cash used in investing activities	(14,372)	(53,455)

Financing activities
Restricted cash	(227)	2,075
Proceeds from issuance of common stock	—	19,405
Proceeds from issuance of preferred stock—Series A	—	411
Proceeds from issuance of preferred stock—Series B	—	18,994
Net proceeds from working capital revolver	—	6,100
Net proceeds (payments) to equipment revolver	(275)	1,000
Increase in deferred financing costs	—	(348)

Net cash (used in) provided by financing activities	(502)	47,637

(Decrease) increase in cash and cash equivalents	(1,447)	649
Cash and cash equivalents, beginning of period	9,371	4,111

Cash and cash equivalents, end of period	$7,924	$4,760

See accompanying notes.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2009

1. Description of business

NuCO2 Inc. and its subsidiaries (the "Company" or "Successor Company") believes it is the leading provider of bulk CO2 equipment and distributor of bulk CO2 to quick service restaurants and other customers in the United States based on bulk CO2 equipment leased to customers. CO2 is the necessary ingredient for beverage carbonation, which is a key component of fountain beverages. As of December 31, 2009, the Company operated a national network of 139 service locations (123 stationary and 16 mobile) servicing approximately 132,000 customer locations in 48 states. Currently, virtually all fountain beverage providers in the continental United States are within the Company's service area.

The Company has entered into Master Service Agreements with many operators, including 133 restaurant and convenience store concepts that provide fountain beverages. These Master Service Agreements generally provide for a commitment by the operator to use the Company's services for all of its currently owned locations and may also include future locations. The Company currently services approximately 69,000 chain and franchisee locations that have signed Master Service Agreements. The Company is actively working on expanding the number of Master Service Agreements with numerous restaurant chains.

The Company is principally owned by Aurora Equity Partners III, L.P. ("Aurora"), who holds approximately 73% of the outstanding shares of common stock of the Company. Aurora is an affiliate of Aurora Capital Group, a Los Angeles based private equity firm.

NuCO2 Inc. changed its name from NuCO2 Parent Inc. effective April 8, 2010 and all references throughout these accompanying consolidated financial statements have reflected such name change. NuCO2 Florida Inc. (a wholly owned subsidiary of NuCO2 Inc.) changed its name from NuCO2 Inc. effective April 16, 2010 and all references throughout these accompanying consolidated financial statements have reflected such name change.

2. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") have been condensed or omitted pursuant to applicable rules and regulations. However, the Company believes the disclosures contained herein are adequate to make the information presented not misleading. The financial statements reflect all material adjustments (which include only normal recurring adjustments) necessary to present fairly the Company's condensed consolidated financial position, results of operations and cash flows. The results of operations and cash flows for the six months ended December 31, 2009 and 2008, respectively, are not necessarily indicative of the results of operations or cash flows, which may result for the remainder of the year ending June 30, 2010. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended June 30, 2009.

All significant intercompany accounts and transactions have been eliminated in consolidation.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance, codifying US GAAP as the single source of authoritative nongovernmental US GAAP, known as Accounting Standards Codification ("ASC" or the "Codification"). Under FASB ASC Topic 105, Generally Accepted Accounting Principles, US GAAP does not change, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. All previously existing accounting standards documents were superseded and all other accounting literature not included in the FASB Codification is considered non-authoritative. These provisions of FASB ASC Topic 105 were effective for interim and annual periods ending after September 15, 2009 and, accordingly, are in effect for the Company for the current fiscal reporting period. The adoption of the Codification did not have an impact on the Company's financial condition or results of operations, but does impact its financial reports by eliminating all references to pre-codification standards and replacing them with Codification references.

3. Securitization transaction and merger and acquisition

On May 28, 2008, NuCO2 Florida Inc. (the "Predecessor Company") completed a merger (the Merger and Acquisition) with the Company, and NuCO2 Merger Co., a Florida corporation and a wholly owned subsidiary of the Company ("Merger Sub"), under which Merger Sub merged with and into the Predecessor Company with the Predecessor Company surviving the Merger and Acquisition, as a wholly-owned subsidiary of the Company. Under the terms of the Merger Agreement, at the effective time of the Merger and Acquisition, each issued and outstanding share of common stock, par value $0.001 per share (the "Common Stock"), of the Predecessor Company (other than treasury shares, shares owned by the Company, Merger Sub or any direct or indirect wholly owned subsidiary of the Company) were converted automatically into the right to receive $30.00 in cash.

The Successor Company, under its articles of incorporation, is authorized to issue 200,000 common shares, at $.01 par value. There were 119,850 and 119,837 common shares issued and outstanding at December 31, 2009 and June 30, 2009, respectively. Also, the Company is authorized to issue a total of 15,000 shares of preferred stock at $.01 par value, of which 11,983 shares were issued and outstanding at December 31, 2009 and June 30, 2009, and divided into two tranches—Series A and Series B (see Note 14).

In connection with the Merger and Acquisition, the Company engaged in a whole business securitization (the Securitization Transaction), the purpose of which was to secure debt financing with the assets of the Company. As part of the Securitization Transaction, the Company and certain of the Company's subsidiaries, issued debt (the "Securitization Offering") in the aggregate amount of $355.0 million, which consisted of $280.0 million of Fixed Rate Series 2008-1 Senior Notes and $75.0 million of Fixed Rate Series 2008-1 Subordinated Notes (the "Series 2008-1 Notes") (see Note 9).

In connection with the Securitization Transaction, the Successor Company formed the following five limited purpose Delaware limited liability companies:

–>
NuCO2 Funding LLC ("Master Issuer")

–>
NuCO2 LLC ("Contract Holder")

–>
NuCO2 Supply LLC ("Equipment Holder")

–>
NuCO2 IP LLC ("IP Holder")

–>
NuCO2 Management LLC ("Employee Company")

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

The Master Issuer and the Employee Company are each direct wholly owned subsidiaries of NuCO2 Florida Inc., which is a wholly owned subsidiary of the Company. The Master Issuer owns 100% of the preferred equity interests in the Employee Company. The Contract Holder, the Equipment Holder and the IP Holder are each direct wholly owned subsidiaries of the Master Issuer and indirect wholly owned subsidiaries of the Company.

The table below summarizes the structure of the Company:

The Merger and Acquisition was accounted for under the purchase method of accounting. Under this method of accounting, assets acquired and liabilities assumed were recorded on the Successor Company's balance sheet at their estimated fair value.

As a result of the Merger and Acquisition and the consideration paid, $242.1 million of goodwill was recorded on the condensed consolidated balance sheet of the Successor Company. The main drivers of the goodwill were the Company's historical revenue growth rate, as well as expectations for future revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") and growth from organic and strategic initiatives including synergies arising from the transaction. These expectations of future business performance were key factors influencing the premium paid for the business. The goodwill associated with this Merger and Acquisition is not deductible for tax purposes.

Additionally, during the year ended June 30, 2009, shareholders of the Company, including Aurora, contributed $39.1 million of additional capital to the Company related to the nexAir acquisition (see Note 4), which resulted in additional goodwill of $12.3 million being recorded on the condensed consolidated balance sheet of the Company.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

December 31, 2009

4. Acquisitions

PepsiAmericas-Indianapolis

On December 31, 2009, the Company acquired the beverage carbonation customers and related equipment of Pepsi-Cola General Bottlers of Indiana, Inc., dba PepsiAmericas-Indianapolis (Indy) region customer base for $0.08 million in cash.

More specifically, the acquired assets included customer accounts and related assets. The transaction did not require hiring any of Indy's employees and is complementary to the Company's existing markets. The preliminary purchase price has been allocated solely to property and equipment and is subject to change pending a valuation analysis. Such analysis period is not expected to extend beyond December 31, 2010.

Texas Welders Supply Company

On September 30, 2009, the Company acquired the beverage carbonation segment of Texas Welders Supply Company ("TWSCO") for $2.3 million cash, subject to a purchase price adjustment of approximately $0.1 million withheld by the Company, pending a final reconciliation of customer and equipment counts.

More specifically, the purchase included customer accounts and related assets and the hiring of two operational employees of TWSCO. The transaction did not require hiring any administrative employees. TWSCO's carbonation business primarily covers the Houston Texas area and is complementary to the Company's existing markets. The preliminary purchase price has been allocated solely to property and equipment and is subject to change pending a valuation analysis. Such analysis period is not expected to extend beyond September 30, 2010.

PepsiAmericas-St. Louis

On August 31, 2009, the Company acquired the beverage carbonation customers and related equipment of Pepsi-Cola General Bottlers, Inc., dba PepsiAmericas ("Pepsi") greater St. Louis region customer base for $0.1 million in cash.

More specifically, the purchase included customer accounts and related assets. The transaction did not require hiring any of Pepsi's employees and is complementary to the Company's existing markets. The purchase price was allocated solely to property and equipment and has been accounted for as an asset acquisition.

nexAir, LLC

On December 31, 2008, the Company acquired the beverage carbonation segment of nexAir, LLC for approximately $43.3 million in cash, net of a purchase price adjustment of approximately $1.1 million previously held in escrow and subsequently returned to the Company, based on a final reconciliation of customer and equipment counts. More specifically, the purchase originally included customer accounts and related assets and required hiring certain operational employees of nexAir, LLC. The transaction did not require hiring any administrative employees. Based in Memphis, TN, nexAir, LLC's beverage carbonation business primarily spans 15 mid-south states and is complementary to the

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

Company's existing markets. These factors, and others, contributed to the recognition of goodwill of approximately $12.3 million, all of which is expected to be deductible for income tax purposes.

Revenues and expenses of Indy, TWSCO, Pepsi and nexAir, LLC are included in the Company's results of operations from the date of acquisition. The acquisitions were not significant to the Company and, accordingly, pro forma financial information has not been presented.

The nexAir Acquisition was accounted for as a business combination and the allocation of the purchase price for the nexAir Acquisition is as follows:

Purchase Price Allocation
(In thousands)

Property and equipment	$13,378
Customer lists	16,100
Non-compete agreement	1,600
Goodwill	12,261

Total assets acquired	$43,339

In connection with the nexAir Acquisition, the Company borrowed $5.3 million under its equipment revolver. Additionally, shareholders of the Company contributed approximately $39.1 million to the Company to fund the nexAir Acquisition.

5. Summary of significant accounting policies

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances with a financial institution in an amount that exceeds the federal government deposit insurance.

Restricted cash

The Company classifies restricted cash as all cash pledged as collateral to secure certain obligations and all cash whose use is limited. This includes cash held in escrow to fund interest payments on the Company's Series 2008-1 Notes and other trustee expenses related to the Merger and Acquisition. All of the Company's cash balances are insured through various U.S. government agencies.

Revenue recognition

Revenue from sales of bulk CO2 and other gases is recognized when the product is shipped, a sales price is fixed or determinable and collectability is reasonably assured. Rental fees on bulk CO2 storage tanks and other equipment are recognized when earned. For contracts that contain multiple deliverables, principally product supply agreements for bulk CO2 and equipment rental, revenue is recognized under guidance from FASB ASC Topic 605, Revenue Recognition ("ASC Topic 605") for certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The Company's bulk CO2 budget plan agreements provide for a fixed monthly payment to cover the use of a

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

bulk CO2 system and a predetermined maximum quantity of CO2. As of December 31, 2009, approximately 68,800 of the Company's customer locations utilized this plan.

Under the budget plan agreement, customers are billed an equal monthly amount which includes CO2 up to an annual allowance. The contract arrangement for budget plan customers is analogous to a "take-or-pay" contract as defined under guidance from FASB ASC Topic 440, Commitments ("ASC Topic 440"), as the budget plan customer must make specified minimum payments even if it does not take delivery of the contracted products or services. Each budget plan customer has a maximum CO2 allowance that is measured and reset on the contract anniversary date.

Because of the large number of customers under the budget plan agreement and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, the Company's methodology for applying revenue recognition involves the use of estimates and assumptions to separate revenues derived from equipment rentals versus revenues from CO2 sales. The following table segregates revenue streams between revenues attributable to equipment rentals and revenues from sales of CO2 and other gases for the following periods;

Revenue stream	Six months ended December 31, 2009	Six months ended December 31, 2008

CO2 and other gases	$52,969	$50,311
Equipment rentals	30,770	25,763

Total revenues	$83,739	$76,074

Deferred revenue

The Company invoices selected customers generally on the fifteenth day of each month for services to be provided during the subsequent month. As a result, the Company records deferred revenue in its consolidated balance sheet upon receipt of cash on these invoices prior to the month to which they relate. The revenue related to these billings is recorded during the month in which the services are provided. Deferred revenue at December 31, 2009 and June 30, 2009, amounted to $1.1 million and $1.3 million, respectively, which is included in accrued expenses in the accompanying condensed consolidated balance sheets.

Trade receivables and allowance for doubtful accounts

The Company recognizes trade receivables when it invoices its customers on a monthly basis, with payment generally due within 30 days of the invoice date. The Company does not provide discounts for early payment.

The Company has established a reserve for trade receivables that might not be collectible. Such reserve is evaluated and adjusted on a monthly basis by examining the Company's historical losses, aging of its trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at risk receivables, such as receivables from customers who no longer do business with the Company, are bankrupt, or are out of business. The Company maintains a policy for charging off uncollectible trade receivables against the reserve after exhausting all collection efforts and determining that the account is uncollectible.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

Inventories

Inventories, applied on a consistent basis, consist primarily of carbon dioxide gas and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives. Leasehold improvements are depreciated over the lives of the related leases or their estimated useful lives, whichever is shorter. The Company has a wide range of estimated useful lives of property and equipment because the useful lives of acquired equipment from various acquisitions are generally less than newly purchased assets acquired in the ordinary course of business. Repairs and maintenance of property and equipment are generally expensed as incurred.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of all the Company's respective assets as follows:

Estimated life

Leased equipment	1-20 years
Equipment and cylinders	1-20 years
Vehicles	1-5 years
Computer equipment and software	1-5 years
Office furniture and fixtures	1-7 years
Leasehold improvements	lease term

The Company does not depreciate bulk systems held for installation until the systems are ready for their intended use and leased to customers. Upon installation, the systems, component parts and direct costs associated with the installation are transferred to the leased equipment account. These direct costs are associated with successful placements of such systems with customers under noncancelable contracts, which would not be incurred by the Company but for a successful placement, and they are amortized over the life of the original customer contract. Upon early service termination, the unamortized portion of direct costs associated with the installation are recognized as a period expense in the condensed consolidated statements of operations. Such policy is analogous to FASB ASC Topic 310, Receivables, related to the accounting for nonrefundable fees and costs associated with originating or acquiring loans and initial direct costs of leases.

Refurbishment costs

The Company's tanks require vacuum refurbishment, every seven to ten years, to maintain effective operation of the tanks for the expected useful life of the tanks of 20 years. Such refurbishment is considered to be an overhaul to extend the useful life of the assets as compared to a minor maintenance activity. The Predecessor Company previously expensed such costs as a period expense. In connection with the Merger and Acquisition, the Successor Company began capitalizing costs directly related to the refurbishment of existing tanks and is amortizing these costs over the estimated remaining life of the refurbishment, or seven years. The Company has recorded approximately $6.6 million and $4.4 million of capitalized refurbishment costs, which are included in property and equipment in the condensed consolidated balance sheets, as of December 31, 2009 and June 30, 2009, respectively. Accumulated depreciation of these costs was $0.7 million and $0.3 million at December 31, 2009 and June 30, 2009, respectively.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

Costs of computer software obtained for internal use

The Company is currently in the process of implementing an enterprise resource planning (ERP) software package to coordinate all the resources, information, and activities needed to complete business processes. The Company accounts for such costs in accordance with FASB ASC Topic 350, Intangibles-Goodwill and Other ("ASC Topic 350") as it relates to accounting for the costs of computer software developed or obtained for internal use. Under such guidance, certain costs incurred during the application development stage should be capitalized. The Company has capitalized approximately $2.6 million and $1.5 million of costs associated with the new ERP implementation, which are included in property and equipment in the condensed consolidated balance sheets, as of December 31, 2009 and June 30, 2009, respectively. The Company expensed such costs of $0.5 million and $0.2 million for the six months ended December 31, 2009 and 2008, respectively. The Company anticipates an increase in capitalized ERP costs over the next two quarters of fiscal year 2010 as the software implementation is completed.

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. The Company has determined that it has one reportable business segment, the distribution of services related to the storage, blending and dispensing of bulk CO2 equipment and bulk CO2 gases to a single customer base. The Company's chief operating decision maker reviews financial information of the Company as a whole for purposes of assessing financial performance and making operating decisions. Accordingly, the Company considers itself to be operating in a single industry segment.

Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the tangible and identifiable intangible assets of the Company for all transactions accounted for as business combinations.

The Company reviews the carrying value of goodwill at least annually (at December 31) to assess impairment since this asset is not amortized. Additionally, the Company reviews the carrying value of goodwill or any intangible asset whenever such events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company assesses impairment by comparing the fair value of an intangible asset or goodwill with its carrying value. Specifically, the Company tests for impairment in accordance with ASC Topic 350. ASC Topic 350 also requires that goodwill be assessed for impairment at the reporting unit level, which is defined as an operating segment. The Company has previously determined that in accordance with ASC Topic 280, Segment Reporting, that it has only one reportable segment and one reporting unit. For goodwill, a two-step impairment model is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The determination of fair value involves significant management judgment. If the fair value of the reporting unit is less than the carrying amount, goodwill would be considered impaired. The second step measures the goodwill impairment as the excess of recorded goodwill over the asset's implied fair value. Impairments are expensed when incurred. The Company has not recognized any goodwill impairment to date.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

December 31, 2009

Also, under ASC Topic 350, the Company reviews, on an annual basis, the carrying value of its other indefinite-lived intangible asset, trade names, for impairment indicators. If impairment indicators are present, then the Company may perform additional analysis, such as discounted cash flow analysis or appraisals, to determine if the carrying value exceeds the fair value estimate. Impairment is then measured and the amount that the carrying value exceeds the fair value is expensed. The Company has not recognized any impairment for its trade names to date.

Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. The Company's other finite-lived intangible assets consist of customer lists, proprietary technology, and non-competition agreements.

Impairment of long-lived assets

Long-lived assets, other than goodwill and trade names, consist of property and equipment, customer lists, proprietary technology, and non-competition agreements. Under FASB ASC Topic 360, Property, Plant and Equipment, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable by comparing the carrying value of the assets with the estimated future undiscounted cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Impairment losses are recognized only if the carrying amounts of long-lived assets are deemed to be not recoverable and exceed the asset's fair values. The impairment loss would be calculated as the difference between asset carrying values and the fair value of the asset with fair value generally estimated based on the present value of the estimated future net cash flows relating thereto. There was no indication of impairment for any periods presented.

Deferred financing cost, net

The Company's financing costs are amortized using the effective interest method over the term of the related indebtedness. Such amortized costs are included in interest expense in the Company's condensed consolidated statements of operations. The Company incurred total deferred financing costs of approximately $20.4 million in connection with the Securitization Transaction. Deferred financing costs, net of accumulated amortization, at December 31, 2009 and June 30, 2009 were $14.9 million and $16.7 million, respectively.

Deferred lease acquisition costs, net

Deferred lease acquisition costs consist of commissions associated with the acquisition of new leases and lease renewals and are being amortized on a straight-line method over the life of the related leases. Deferred lease acquisition costs, net of accumulated amortization at December 31, 2009 and June 30, 2009 were $2.9 million and $2.3 million, respectively.

Income taxes and other

Income taxes are accounted for under FASB ASC Topic 740, Income Taxes ("ASC Topic 740"), which requires recognition of deferred tax assets and liabilities as they relate to the expected future tax consequences of events that have been included in the Company's financial statements and/or income tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under ASC Topic 740, the effect

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties. Under ASC Topic 740, the Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense.

The Company collects sales tax and property tax amounts due to governmental authorities from its customers. These payments are remitted to the appropriate taxing authority and recorded in the Company's condensed consolidated statements of operations on a net basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used when accounting for items such as allowances for doubtful accounts, depreciation and amortization periods, valuation of goodwill, long-lived assets and income taxes are regarded by management as being particularly significant. These estimates and assumptions are evaluated on an ongoing basis and may require adjustment in the near term and, as a result, actual results could differ from those estimates.

Share-based compensation

The Company accounts for share-based compensation in accordance with FASB ASC Topic 718, Compensation-Stock Compensation ("ASC Topic 718"). After assessing alternative valuation models and amortization assumptions, the Company is using the Black-Scholes valuation model and straight-line amortization of compensation expense over the requisite service period of the grants. The Company estimates a zero percent forfeitures rate in its expense calculations as grants have limited to select management personnel only and forfeiture history has been minor. In accordance with ASC Topic 718, the Company presents the excess tax benefits from the exercise of stock options as a financing cash flow in the accompanying consolidated statements of cash flows. The Company accounts for stock issued to non-employees in accordance with FASB ASC Topic 505, Equity-Based Payments to Non-Employees (ASC Topic 505).

Employee benefit plan

On June 1, 1996, the Predecessor Company adopted a deferred compensation plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees, and was transferred to the Company. Under the provisions of the plan, eligible employees may defer a percentage of their compensation subject to the Internal Revenue Service limits. Contributions to the plan are made by employees and matched at the Company's discretion, up to a maximum of 2% of employee's wages. The Company contributed $0.2 million and $0.2 million to the plan, for the six months ended December 31, 2009 and 2008, respectively, and recorded these contributions in selling, general and administrative expenses in the accompanying condensed consolidated statements of operations.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

6. Recent accounting pronouncements

In October 2009, the FASB issued Accounting Standards Update No. 2009-13 ("ASU 2009-13"), Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force. ASU 2009-13 applies to all entities who are vendors that enter into multiple-deliverable arrangements with their customers. ASU 2009-13 provides amendments to the criteria in ASC Topic 605 for separating consideration in multiple-deliverable arrangements, establishes a selling price hierarchy for determining the selling price of a deliverable, and eliminates the residual method of allocation and requires the relative selling price method in allocating discounts. This update also expands disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU-2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating what impact, if any, the adoption of ASU 2009-13 will have on its condensed consolidated financial condition, results of operations, and cash flows.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 ("ASU 2009-05"), Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value. ASU 2009-05 applies to all entities that measure liabilities at fair value within the scope of ASC Topic 820. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

  1.)
  A valuation technique that uses:

  a.
  The quoted price of the identical liability when traded as an asset.

  b.
  Quoted prices for similar liabilities or similar liabilities when traded as assets.

  2.)
  Another valuation technique that is consistent with the principles of ASC Topic 820. Two examples would be an income approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

The amendments in ASU 2009-5 also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in ASU 2009-5 became effective for the Company at July 1, 2009. However, because the Company does not currently have any liabilities that are recorded at fair value, the adoption of this guidance did not have any impact on the Company's condensed consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-04 ("ASU 2009-04"), Accounting for Redeemable Equity Instruments—Amendment to Section 480-10-S99. ASU 2009-04 represents an update to Section 480-10-S99, Distinguishing Liabilities from Equity, per EITF Topic D-98, Classifiaction and Measurement of Redeemable Securities. This update is an SEC staff announcement that provides the SEC staff's views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks" (ASR 268). ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

outside permanent equity if they are redeemable 1) at a fixed or determinable price on a fixed or determinable date, 2) at the option of the holder, or 3) upon occurrence of an event that is not solely within the control of the issuer. The Company has determined that, because of certain redemption features included in its Series A and Series B preferred stock issuances (see Note 14) are not within the control of the Company, such securities should be classified as temporary equity on the balance sheet.

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events (ASC Topic 855), which modifies current guidance in the auditing literature of the American Institute of Certified Public Accountants ("AICPA"), Auditing Standards (AU) Section 560, and is effective for interim or annual periods ending after June 15, 2009. The guidance is largely similar to the current guidance in such auditing literature with some exceptions that are not intended to result in significant changes in practice. ASC Topic 855 applies to all entities that prepare financial statements in accordance with US GAAP. It defines subsequent events either as "recognized" or "non-recognized" subsequent events and refers to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. ASC Topic 855 requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The Company previously adopted the provisions of ASC Topic 855 and evaluated the impact of material subsequent events through the date the accompanying condensed consolidated financial statements were issued. No recognized or non-recognized subsequent events were identified requiring recognition in the condensed consolidated financial statements or disclosure in the accompanying notes to the condensed consolidated financial statements other than those disclosed in Note 19-Subsequent Event.

On October 10, 2008, the FASB issued guidance now codified as FASB ASC Topic 820, Fair Value Measurements ("ASC Topic 820") in a market that is not active and illustrates key considerations in determining the fair value of a financial asset when the market for the financial asset is not active. The guidance had no impact on the Company's condensed consolidated financial statements.

In April 2008, the FASB issued guidance now codified under ASC Topic 350, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance was effective for fiscal years beginning after December 15, 2008 and early adoption was prohibited. The adoption of this guidance did not have a material impact on the Company's condensed consolidated financial statements.

In February 2008, the FASB issued guidance now codified under ASC Topic 820, which delayed the effective date of disclosure for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The Company is currently evaluating what impact, if any, the adoption of ASC Topic 820 will have on its condensed consolidated financial condition, results of operations, or cash flows.

In December 2007, the FASB issued guidance now codified as FASB ASC Topic 805, Business Combinations ("ASC Topic 805"). ASC Topic 805 requires, among other things, the expensing of direct transaction costs, including deal costs and restructuring costs as incurred, research and development assets acquired in a business combination to be capitalized, certain contingent assets and liabilities to be recognized at fair value, and earn-out arrangements, including contingent consideration, that may be required to be measured at fair value until settled, with changes in fair value recognized each period into earnings. ASC Topic 805 became effective for the Company on July 1, 2009 and

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

could have a material impact on the Company's financial position, results of operations and cash flows if, and when, the Company completes significant asset and/or business acquisitions.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of
	December 31, 2009	June 30, 2009

	(In thousands)
Leased equipment	$173,944	$163,478
Equipment and cylinders	20,502	19,871
Vehicles	541	492
Computer equipment and software	4,213	2,927
Office furniture and fixtures	824	804
Leasehold improvements	1,446	1,010

	201,470	188,582
Less accumulated depreciation and amortization	38,067	27,119

	$163,403	$161,463

Included in leased equipment are capitalized component parts and direct costs associated with installation of equipment leased to others of $27.5 million and $25.7 million at December 31, 2009 and June 30, 2009, respectively. Also included in leased equipment are refurbishment costs of $6.6 million and $4.4 million at December 31, 2009 and June 30, 2009, respectively. As noted earlier, the Predecessor Company previously expensed refurbishment costs as a period expense. Accumulated depreciation and amortization of these costs was $12.3 million and $9.4 million at December 31, 2009 and June 30, 2009, respectively. Upon early service termination, the Company writes off the remaining net book value of direct costs associated with the installation of equipment. Depreciation of property and equipment was $11.5 million and $12.1 million, for the six months ended December 31, 2009 and 2008, respectively.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

8. Goodwill and other intangible assets

The Company has recognized goodwill of $254.4 million as of December 31, 2009, which represents the excess of purchase price over the fair value of the net assets acquired and liabilities assumed, related to both the Merger and Acquisition and nexAir Acquisition. Information regarding the Company's goodwill and other intangible assets is as follows:

	Cost	Accumulated amortization	Net book value

	(In thousands)
As of December 31, 2009:
Goodwill	$254,379	$—	$254,379
Customer lists	163,018	12,423	150,595
Other intangible assets;
Trade names	22,000	—	22,000
Proprietary technology	1,700	538	1,162
Non-compete agreements	1,600	356	1,244

	25,300	894	24,406

	$442,697	$13,317	$429,380

As of June 30, 2009:
Goodwill	$255,808	$—	$255,808
Customer lists	162,900	8,349	154,551
Other intangible assets;
Trade names	22,000	—	22,000
Proprietary technology	1,700	368	1,332
Non-compete agreements	1,730	330	1,400

	25,430	698	24,732

	$444,138	$9,047	$435,091

All intangible assets subject to amortization are being amortized over their estimated useful lives, ranging from five to twenty years.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

December 31, 2009

9. Long-term debt

Long-term debt consists of the following:

	As of
	December 31, 2009	June 30, 2009

	(In thousands)
Fixed Rate Series 2008-1 Senior Notes, Class A-1 due June 25, 2013, interest rate of 7.25%	$280,000	$280,000
Fixed Rate Series 2008-1 Subordinated Notes, Class B-1 due June 25, 2013, interest rate of 9.75%	75,000	75,000
Borrowings on Senior Working Capital Revolver	—	—
Borrowings on Equipment Revolver	6,540	6,815
Less: original issue discount (net of amortization)	(19,578)	(21,944)

	$341,962	$339,871

In connection with the Merger and Acquisition, the Company purchased all the outstanding common stock and outstanding options of the Predecessor Company. In order to finance a portion of the consideration payable to the shareholders of the Predecessor Company, the Company engaged in a whole business Securitization Transaction wherein the Master Issuer issued 2008-1 Class A-1 Senior Term Notes and 2008-1 Class B-1 Subordinated Notes (collectively the "Series 2008-1 Notes"). The Series 2008-1 Notes are secured by a security interest in substantially all of the assets of the Master Issuer.

The notes are structured with a five-year interest only period and are due in full upon maturity at June 25, 2013 unless extended by the Company. There are no required principal payments prior to that date as long as the Company is not in default of its covenants. The extension may be for two, one-year periods. If the extension is elected, the notes become floating-rate based, with the 2008-1 Class A-1 Senior Term Notes adjusting to a rate of LIBOR plus 7%, and the 2008-1 Class B-1 Subordinated Notes having a new rate of LIBOR plus 11%.

On May 28, 2008, the Company also issued a class of senior floating rate asset backed variable funding notes with five-year terms to fund working capital (the "Senior Working Capital Revolver") in the amount of up to $20.0 million, with an annual interest rate of LIBOR plus 4.5%. At December 31, 2009, the Company had no borrowings against the Senior Working Capital Revolver. The interest rate on the Senior Working Capital Revolver at December 31, 2009 was 4.7% per annum.

On May 28, 2008, the Company also entered into a 5-year floating rate revolving credit facility to fund the acquisition of future bulk CO2 equipment (the "Equipment Revolver") in the amount of up to $30.0 million with an annual interest rate of LIBOR plus 4.5%. At December 31, 2009, the Company had borrowings of approximately $6.5 million drawn against the Equipment Revolver. The Company is required to make monthly principal payments on the Equipment Revolver in an amount equal to, at a minimum, the difference, if any, between the amount outstanding and the applicable borrowing base amount of eligible equipment. The interest rate on the Equipment Revolver at December 31, 2009 was 4.7% per annum.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

The Senior Working Capital Revolver and the Equipment Revolver are subject to a 1.5% annual unused commitment fee, which is payable monthly, under the terms of the debt agreement. The Company recorded commitment fee expenses of $0.2 million and $0.3 million for the six months ended December 31, 2009 and 2008, respectively, which is included in interest expense in the Company's condensed consolidated statements of operations.

The Series 2008-1 Notes were issued at a discount of approximately $26.7 million, which is being amortized over the life of the notes using the effective interest method. The Company recorded amortization expense, using the effective interest method, of $2.4 million and $2.1 million for the six months ended December 31, 2009 and 2008, respectively, which is included in interest expense in the Company's condensed consolidated statements of operations.

Under the terms of the May 28, 2008 Series 2008-1 Note Agreements, the Company is required to comply with certain weekly and monthly cash restrictions and criteria. Additionally, the Company must issue weekly and monthly manager reports to assess that certain compliance measures are maintained. One single financial covenant governs compliance for all the Company's debt, including the Company's revolving debt facilities, and requires that the Company maintain a three month Debt Service Coverage Ratio ("DSCR") of not lower than 1.20. The DSCR is calculated by dividing adjusted net cash flow by interest expense paid on the 2008-1 Class A-1 Senior Term Notes, the Senior Working Capital Revolver, the Equipment Revolver and the unused commitment fees, respectively. The Company was in compliance with all such measures under the Series 2008-1 Notes at December 31, 2009. The Company is also required to maintain a cash interest reserve account in the name of the Indenture Trustee for Series 2008-1 Senior Class A-1 Notes, the Equipment Revolver interest, the Senior Working Capital Revolver and commitment fees under such agreements. The interest reserve is equal to six months estimated interest on the Series 2008-1 Class A-1 Notes, plus six months of the Class A-2 Senior Note Commitment Fee Amount, which is equal to 1.5% of the unused portion of the $30 million revolver, plus six months of the Class A-3 Senior Note Commitment Fee Amount, which is equal to 1.5% of the unused portion of the $20 million revolver, plus six months estimated interest on any outstanding balance in the Class A-2 and Class A-3 Senior Notes.

10. Shareholders' equity

Common stock

The Company is authorized to issue up to 200,000 shares of common stock with a par value of $.01 per share. There were 119,850 and 119,837 shares of common stock issued and outstanding at December 31, 2009 and June 30, 2009, respectively. Common shareholders are entitled to receive dividends as, and when, declared by the Company's Board of Directors, subject to rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote with respect to matters voted upon by the common shareholders of the Company.

Stock option plans

On May 28, 2008, the Company adopted a Stock Incentive Plan (the "2008 Stock Incentive Plan") whereby options may be granted to employees, non-employee directors, and independent contractors and consultants of the Company and its subsidiaries. Given the absence of an active market for the Company's common stock, the Company estimates the fair value of its common stock with assistance of a related party valuation specialist contemporaneous with the dates of issuance for all options under

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

the 2008 Stock Incentive Plan). In connection with the Merger and Acquisition, members of the Board of Directors of the Company and its executives were granted 12,020 options to purchase shares of common stock of the Company, with an exercise price of $1,000 per share and a fair value of $353 per share. During the six months ended December 31, 2009 and the year ended June 30, 2009, newly hired Company executives and managers were granted 721 and 5,502 options, respectively, to purchase shares of common stock of the Company. The options vest ratably over a five year period from date of grant and have a contractual life of 10 years. There were 2,975 shares vested at December 31, 2009 having a total fair value of $1.0 million. The weighted-average remaining contractual life of all outstanding options is 8.7 years as of December 31, 2009. The following table summarizes transactions pursuant to the 2008 Stock Incentive Plan:

	Options outstanding	Average grant-date fair value	Weighted average exercise price

Outstanding at June 30, 2009	17,368		$1,057
Granted	721	$502	$1,425
Forfeited	(123)	$353	$1,000
Exercised	(44)	$352	$1,000

Outstanding at December 31, 2009	17,922		$1,073

Exercisable at December 31, 2009	2,975	$344	$1,000

Unvested at December 31, 2009	14,947	$374	$1,087

Additional information regarding options outstanding and exercisable at December 31, 2009 is as follows;

	Options outstanding			Options outstanding
Range	Outstanding	Weighted average contractual life (in years)	Weighted average exercise price	Exercisable	Weighted average exercise price

$1,000 - $1,425	17,922	8.66	$1,073	2,975	$1,000

The following table summarizes the activity of options outstanding that had not yet vested;

	Number of shares	Weighted average grant-date fair value

Unvested as of June 30, 2009	14,777	$365
Shares granted	721	$502
Vested during period	(384)	$283
Forfeited or cancelled	(123)	$353
Exercised	(44)	$352

Unvested as of December 31, 2009	14,947	$374

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

The table below summarizes key assumptions regarding the granting of stock options during the six months ended December 31, 2009. As permitted by ASC Topic 718, the fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model with the significant assumptions noted in the table below. Stock options granted in connection with the Merger and Acquisition were valued using expected volatilities based on the historical volatility of the Predecessor Company's common stock using average daily closing prices as reported by the Nasdaq Global Select Market prior to the Merger and Acquisition, and other factors. Stock options granted subsequent to that event are based on the expected volatilities derived by analyzing the historical volatilities of comparable companies in the Company's industry sector. The Company uses the expected term of the options, estimated employee terminations, and expected business events within the valuation model. Separate groups of employees that have dissimilar historical exercise behavior are considered separately for valuation purposes. The Company accounts for stock issued to non-employees in accordance with the provisions of ASC Topic 505. In accordance with ASC Topic 505, stock options granted to non-employees are valued using the Black-Scholes option pricing model on the basis of the market price of the underlying common stock on the "valuation date," which for options to non-employees is the vesting date. Expenses related to the options granted to non-employees are recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period.

The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury's yield curve in effect at the time of grant.

Six months ended December 31, 2009

Assumptions
Expected volatility	35.7%
Expected Dividends	0.0%
Expected term (in years)	5
Risk-free rate	2.4%

The Company recognized costs of approximately $0.6 million and $0.6 million for the six months ended December 31, 2009 and 2008, respectively, of share-based compensation expense related to outstanding options.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

December 31, 2009

11. Income taxes

The Company accounts for income taxes under ASC Topic 740. Deferred income taxes reflect the net tax effects of net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company's income tax expense is based on its estimate of the effective tax rate expected to be applicable for the full year. Differences in the effective tax rate from the statutory rate are generally due to state income taxes and non-deductible expenses. The effective tax rate for the Company for the six months ended December 31, 2009 and 2008 was 37.5% and 38.6%, respectively.

The Company's deferred tax assets amounted to approximately $39.4 million at December 31, 2009 and include the benefit of federal net operating loss carryforwards of approximately $103.4 million incurred by the Predecessor Company through May 28, 2008 and the Company through June 30, 2009. The Merger and Acquisition resulted in an increase in the deferred tax liability by $65.7 million to approximately $101.6 million at June 30, 2009 due to the valuation of tangible and intangible assets at their fair market value as of the Merger and Acquisition date (see Note 3). Total deferred tax liability, net of non-current deferred tax assets, is $61.3 million and $62.7 million at December 31, 2009 and June 30, 2009, respectively.

As of June 30, 2009, the Company evaluated its ability to utilize its outstanding state and federal net operating loss carryforwards, subject to Section 382 IRS limitations. After consideration of all available positive and negative evidence, it was concluded that the $37.9 million deferred tax asset relating to the Company's net operating loss carryforwards will more likely than not, except for a valuation allowance of $0.3 million, be realized in the future. In considering whether or not a valuation allowance was appropriate the Company considered several aspects, including, but not limited to the following items:

–>
Cumulative pretax book income during the previous three fiscal years

–>
Both positive and negative evidence as to the Company's ability to utilize its federal net operating loss carryforwards prior to expiration, such as the projected generation of taxable income, the Company's position in the market place, existence of long-term customer contracts, and growth opportunities

–>
Future reversals of taxable temporary differences

–>
Tax planning strategies

The Company will continue to evaluate whether or not its net deferred tax assets will be fully realized prior to expiration. In order to utilize the entire deferred tax asset, the Company will need to generate future taxable income of approximately $99.2 million. Should it become more likely than not that all or a portion of the net deferred tax assets will not be realized, a valuation allowance will be recorded.

As of June 30, 2009, the Company had net operating loss carryforwards for federal income tax purposes of approximately $103.4 million and for state purposes in varying amounts. Under the Merger and Acquisition, incentive stock options and non-qualified stock options of the Predecessor Company were exercised. That transaction resulted in an increase in the net operating loss carryforward of $6.9 million for federal income tax purposes, resulting from the excess tax benefit

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

associated with the disqualifying disposition of incentive stock options and exercise of non-qualified stock options over the tax deduction from compensation expense recognized for those options. However, because the Company incurred a taxable loss for federal income tax purposes related to these exercises, the benefit is not recognized in the Company's net deferred tax liability. The benefit will be maintained "off balance sheet" until the deduction (NOL generated on the tax return) can be used to offset taxable income on a future tax return. Excluding such benefit, the net operating loss carryforwards, for book purposes, are $96.5 million as of June 30, 2009.

During the year ended June 30, 2009, the Internal Revenue Service concluded an audit of the Predecessor Company's federal income tax returns for the years 2005 through 2007, subject to statutory limitations. As a result of this audit, the Company's net operating loss carryforwards were reduced by $6.4 million (or $2.5 million tax adjustment). The tax adjustment is reflected as an addition to goodwill associated with the Merger and Acquisition transaction.

The federal net operating loss carryforwards, as of June 30, 2009, expire through June 2025 as follows (in thousands):

Year of expiration

2010-2017	$—
2018	4,506
2019	19,247
2020	20,004
2021	20,288
2022	10,236
2023	4,724
Thereafter	24,422

$103,427

The Company records as additional paid-in capital the excess of the tax benefit associated with the disqualifying disposition of incentive stock options and exercise of non-qualified stock options over the tax deduction from compensation expense recognized for those options. The Company had no uncertain tax positions or unrecognized tax benefits as of December 31, 2009, or during the periods presented that, if recognized, would affect the Company's effective tax rate.

12. Lease commitments

The Company leases office equipment, trucks and warehouse/depot and office facilities under various operating leases. Primarily all of the facility leases contain renewal options and escalations for real estate taxes and common charges.

Total rental expenses under non-cancelable operating leases were approximately $4.3 million and $3.8 million, for the six months ended December 31, 2009 and 2008, respectively.

As of December 31, 2009, the Company had leases on 360 vehicles classified as operating leases with a transportation company, under master lease agreements, with terms ranging generally from five to six years.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

13. Concentration of credit and business risks

The Company's business activity is with customers located within the United States. For the six months ended December 31, 2009 and 2008, respectively, virtually all the Company's sales were to customers in the food and beverage industry.

The Company purchases new bulk CO2 systems from two major manufacturers of such systems. The inability of either or both of these manufacturers to deliver new systems to the Company could cause a delay in the Company's ability to fulfill the demand for its services and a possible loss of sales, which could adversely affect operating results.

14. Redeemable preferred stock

The Company has authorized and issued two series of cumulative preferred stock, Series A and Series B. Both series have par a value of $0.01 per share and a stated value of $10,000 per share. The holder of each preferred share is entitled to receive dividends, annually on the last day of June, of 10% of the stated per share value. If the dividend is not paid, the amount due accumulates and includes an additional 10% of the unpaid amount due on the last day of June on the following year. There is no limitation on the amounts to be accrued in future years.

For the Series A preferred stock, there were 11,000 shares authorized and 10,018 shares issued at December 31, 2009 and June 30, 2009, respectively, with cumulative undeclared dividends of $16.9 million and $11.1 million at December 31, 2009 and June 30, 2009, respectively.

For the Series B preferred stock, there were 2,500 shares authorized and 1,965 shares issued at December 31, 2009 and June 30, 2009, respectively, with cumulative undeclared dividends of $2.0 million and $1.0 million at December 31, 2009 and June 30, 2009, respectively.

The cumulative undeclared dividends are deducted from the net loss on the condensed consolidated statements of operations to arrive at net loss available to common shareholders.

Liquidation preferences—In the event of a voluntary or involuntary liquidation, the Series A and Series B holders are entitled to a liquidation preference, on a parity basis, of an amount per share outstanding equal to the sum of the stated value plus all accrued but unpaid dividends. In a liquidating event, after the Series A and Series B holders have received payment of their full liquidation preference, the remaining assets of the Company may be distributed to the holders of the common stock outstanding.

Redemption features:

  a)
  Optional—the Company may, subject to certain restrictions and at the option of the Board of Directors of the Company, redeem at any time, in whole or in part, the shares of the Series A and Series B preferred stock at a redemption price equal to the sum of the total stated value plus any and all accrued and unpaid dividends, as of the redemption date.

  b)
  Mandatory—subject to a change of control in the Company, the Company shall redeem all, but not less than all, the shares of Series A and Series B preferred stock at a redemption price equal to the sum of the stated value plus any and all accrued and unpaid dividends, as of the redemption date.

Voting rights—The holders of the Series A and Series B preferred stock are not entitled to any voting rights with respect to any matters voted upon by the shareholders of the Company.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

The Series A and Series B cumulative preferred stock are accounted for under ASU 2009-04 and, accordingly, are classified outside the liabilities section of the balance sheet because the events that would result in redemption (including a change in control or liquidating event) are not deemed probable by the Company.

15. Commitments and contingencies

In May 1997, the Company entered into an exclusive carbon dioxide supply agreement with Linde LLC, successor to The BOC Group, Inc. (Linde). Effective May 1, 2009, the Company and Linde amended such agreement to provide for the purchase by the Company of liquid carbon dioxide at 88 of the Company's 139 service locations. The terms of the amended agreement expire on May 1, 2014. Additionally, in May 2009, the Company also entered into multi-year agreements with three other carbon dioxide providers to fulfill its remaining annual supply requirements. Collectively, the agreements will ensure readily available high quality CO2. The agreements provide for annual price adjustments based on increases or decreases in the producer price index and other industry related indexes.

The Company is a defendant in legal actions which arise in the normal course of business. The Company believes the outcome of these matters will not have a material effect on the Company's financial position, results of operations, or cash flows.

16. Related party transactions

Pursuant to a Management Services Agreement dated as of May 28, 2008 (the Management Services Agreement), among the Company and Aurora Management Partners LLC, a Delaware limited liability company (AMP), AMP provides certain financial consulting services to the Company for an aggregate management fee of $1.0 million per annum, payable quarterly in advance on March 31, June 30, September 30, and December 31 of each year. The Company recorded such fee in the amounts of $0.5 million and $0.5 million for the six months ended December 31, 2009 and 2008, respectively, which is included in the condensed consolidated statements of operations.

The Management Services Agreement also provides that the Company will reimburse AMP for all reasonable out-of-pocket costs and expenses incurred by AMP in connection with the performance of their obligations under the Management Services Agreement. The Company recorded such costs in the amounts of $0.05 million and $0.2 million for the six months ended December 31, 2009 and 2008, respectively, which is included in the selling, general and administrative expenses in the statements of operations.

In addition to the Management Services Agreement, AMP is entitled to receive a transaction fee for any acquisition or disposition consideration (including debt assumed by a purchaser and current assets retained by a seller) with respect to (i) any acquisition, (ii) any sale or disposition of any divisions (if applicable), (iii) any sale or disposition of all or substantially all of the Company's assets or (iv) any other sale of the Company's assets other than in the ordinary course of business. The Company recorded such fees in the amounts of $0.9 million for the six months ended December 31, 2008, which are related to the nexAir Acquisition, and recorded such fees in the valuations of the acquired assets.

The Management Services Agreement terminates on the earliest to occur of (i) the sale of all the outstanding capital stock of the Company, (ii) the sale of all or substantially all of the assets of the Company, (iii) the merger of the Company or sale in one or a series of related transactions of the

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

outstanding capital stock of the Company after which the holders of a majority of the voting power of the Company immediately prior to such merger or stock sale do not, immediately after such merger or stock sale, hold a majority of the voting power of the surviving corporation of the Company, as the case may be, or (iv) May 28, 2018.

The Company is principally owned by Aurora. The existence of that control could result in the operating results or financial position of the Company being different from the results that would have been obtained if the Company was autonomous.

17. Disclosures about fair value of financial instruments

The estimated fair value of the Company's assets and liabilities are summarized below (in thousands):

	December 31, 2009		June 30, 2009
	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount

Cash and cash equivalents	$7,924	$7,924	$9,371	$9,371
Restricted cash	18,014	18,014	17,787	17,787
Accounts receivable	10,733	10,733	9,454	9,454
Accounts payable and accrued expenses	17,734	17,734	20,008	20,008
Long-term debt	344,439	341,962	342,689	339,871

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments. The estimated fair value of long-term debt at December 31, 2009 and June 30, 2009, respectively, was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements. Considerable judgment was required in developing certain of the estimate of fair value and, accordingly, the estimate presented herein is not necessarily indicative of the amount that the Company could realize in a current market exchange.

NuCO2 Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)
December 31, 2009

18. Earnings per share

The table below presents the computation of basic and diluted earnings per share for the six months ended December 31, 2009 and 2008 respectively;

	Six months ended December 31, 2009	Six months ended December 31, 2008

	(In thousands, except per share amounts)
Basic Earnings per Share Computation
Net loss attributable to common shareholders	$(9,684)	$(11,150)
Weighted average common shares outstanding—basic	120	100

Net loss per share attributable to common shareholders—basic	$(80.70)	$(111.50)

Diluted Earnings per Share Computation
Net loss attributable to common shareholders	$(9,684)	$(11,150)

Weighted average common shares outstanding—basic	119.8	100.0
Plus outstanding options to purchase shares of common stock	—	—

Weighted average common shares outstanding—diluted	119.8	100.0

Net loss per share attributable to common shareholders—diluted	$(80.83)	$(111.50)

19. Subsequent event

On February 1, 2010, the Company entered into an asset purchase agreement to acquire the beverage carbonation customers and related assets from Praxair Distribution, Inc. for $5.3 million in cash. The assets acquired are located in Denver and Michigan and are complementary to the Company's existing markets.

* * * * *

NuCO2™

XACTBEV™

BEVERAGE CARBONATION SOLUTIONS℠

Customized economical solutions for all restaurants and bars regardless of volume and size.

XACTCO2 CERTIFIED BEVERAGE GRADE

The only certified beverage grade CO_2 available in the U.S.

XACTN2 DRAUGHT BEER GRADE

XactN2 generator conveniently makes nitrogen onsite

XACTMIX30 BEVERAGE CONTROL SYSTEM

Complete beverage control system for all fountain and draught beer beverages

High Pressure Draught Beer System (>15 PSI)

Ales ▪ Lagers ▪ Stouts ▪ Fountain Soft Drinks

XACTCO2 CERTIFIED BEVERAGE GRADE · XACTN2 DRAUGHT BEER GRADE · XACTMIX30 BEVERAGE CONTROL SYSTEM

Low Pressure Draught Beer/Stout System (≤15 PSI)

Ales ▪ Lagers ▪ Stouts ▪ Fountain Soft Drinks

XACTCO2 · XACTN2 · XACTMIX30

Low Pressure Draught Beer System (≤15 PSI)

Ales ▪ Lagers ▪ Fountain Soft Drinks

XACTCO2

XACTBEV™
BEVERAGE CARBONATION SOLUTIONS™

XACTCO2™
CERTIFIED BEVERAGE GRADE

NuCO2™

XACTMIX30™
BEVERAGE CONTROL SYSTEM

XACTN2™
DRAUGHT BEER GRADE

 PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below lists various expenses, other than underwriting discounts and commissions, we expect to incur in connection with the sale and distribution of the securities being registered hereby. All the expenses are estimates, except the Securities and Exchange ("SEC") registration fee, the Financial Industry Regulatory Authority ("FINRA") filing fee and the New York Stock Exchange listing fee.

Type	Amount

SEC Registration Fee		$14,260
FINRA Filing Fee		*
New York Stock Exchange Fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*
To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102 of the Delaware General Corporation Law ("DGCL"), allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our current certificate of incorporation includes, and the certificate of incorporation that we plan to adopt prior to the consummation of this offering (such certificate of incorporation being "our new certificate of incorporation") will include, a provision that eliminates the personal liability of our directors for monetary damages to the extent permitted by Section 102 of the DGCL.

Section 145 of the DGCL provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

Our current bylaws provide, and the bylaws that we intend to adopt prior to the consummation of this offering (such bylaws being "our new bylaws") will provide, for indemnification of our officers, directors, employees and agents to the extent and under the circumstances permitted under the DGCL.

In addition to the indemnification to be provided by our new certificate of incorporation and new bylaws, we are currently party to indemnification agreements with Messrs. DeDomenico, Vipond and Wechsler, and prior to the consummation of this offering, we will enter into agreements to indemnify our directors and our other executive officers. The current agreements require us to, and the agreements to be entered into prior to the consummation of this offering will require us to, subject to

PART II

certain exceptions, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

The Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us, our directors and officers, and by us of the underwriters, for certain liabilities arising under the Securities Act, and affords some rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since April 15, 2007, we have issued the following securities that were not registered under the Securities Act:

–>
The issuances of our common stock, Series A preferred stock and Series B preferred stock described below were exempt from the registration requirements of the Securities Act pursuant to Rule 506 thereof. The offers and sales of the shares of stock: (i) were made as part of a transaction that did not involve more than 35 purchasers (as defined in Rule 501(e) under the Securities Act); (ii) all purchasers who were not accredited investors had such knowledge and experience in financial and business matters that each was capable of evaluating the merits and risks of acquiring shares of our common stock, Series A preferred stock and Series B preferred stock, as applicable and (iii) did not involve any general solicitation or general advertising.

–>
On May 28, 2008, June 10, 2008 and September 26, 2008, we issued an aggregate of 99,029.888 shares of our common stock and 9,903.0888 shares of our Series A preferred stock to investors, including certain of our directors and members of management, in connection with the acquisition of NuCO2 Florida Inc. and its subsidiaries. The total aggregate cash consideration received pursuant to these sales was $198,060,776.

–>
On May 28, 2008, Messrs. DeDomenico, Wade and Gold contributed shares of common stock of NuCO2 Florida Inc. to us in exchange for an aggregate of 1,153 shares of common stock and 115 shares of Series A preferred stock. The shares contributed by Messrs. DeDomenico, Wade and Gold, and the shares of common stock and Series A preferred stock issued pursuant to the contribution, had an aggregate value of $2,303,000.

–>
On December 31, 2008 and January 29, 2009, we issued an aggregate of 19,654 shares of our common stock and 1,965 shares of our Series B preferred stock to investors including certain of our directors and members of management, in connection with the purchase of certain assets of nexAir, Inc. The total aggregate cash consideration received pursuant to these sales was $39,308,000.

–>
Since May 28, 2008, options to purchase shares of common stock have been issued to directors, members of management and certain advisors. As of April 15, 2010, options to purchase an aggregate of 16,572 shares of common stock are outstanding and the aggregate exercise price of all outstanding options is $17,872,500. The sale of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation.

–>
On November 18, 2009, a former member of management exercised options granted pursuant to our 2008 Stock Incentive Plan to purchase an aggregate of 44 shares of our common stock at an exercise price of $1,000 per share. The former employee utilized the cashless exercise provision of

PART II

  our 2008 Stock Incentive Plan, pursuant to which the exercise price of $44,000 was paid by a reduction in the number of shares of common stock issuable pursuant to the option exercise. As a result, 31 shares of common stock were used to pay the exercise price and 13 shares were issued to the former member of management. The sale of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

Exhibit Number		Title

1.1	**	Form of Underwriting Agreement
3.1	*	Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect.
3.2	*	Amendment to Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect, dated September 25, 2008.
3.3	*	Amendment to Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect, dated April 8, 2010.
3.4	*	Certificate of Designations of Series B Redeemable Cumulative Preferred Stock of NuCO2 Parent Inc., as currently in effect.
3.5	**	Second Amended and Restated Certificate of Incorporation of NuCO2 Inc., to be in effect upon consummation of this offering.
3.6	*	Amended and Restated By-Laws of NuCO2 Parent Inc., as currently in effect.
3.7	**	Second Amended and Restated By-Laws of NuCO2 Inc., to be in effect upon consummation of this offering.
4.1	**	Form of Common Stock Certificate
4.2	*	Base Indenture, dated as of May 28, 2008, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC, NuCO2 IP LLC and U.S. Bank National Association.
4.3	*	Series 2008-1 Supplement to Base Indenture, dated as of May 28, 2008, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC, NuCO2 IP LLC and U.S. Bank National Association.
4.4	*	Form of Restricted Rule 144A 7.25% Fixed Rate Series 2008-1 Senior Note, Class A-1 (included as Exhibit A-1-1 to Exhibit Number 4.3 hereto).
4.5	*	Form of Restricted Regulation S 7.25% Fixed Rate Series 2008-1 Senior Note, Class A-1 (included as Exhibit A-1-2 to Exhibit Number 4.3 hereto).
4.6	*	Form of Series 2008-1 Variable Funding Senior Note, Class A-2 (included as Exhibit A-2 to Exhibit Number 4.3 hereto).
4.7	*	Form of Series 2008-1 Variable Funding Senior Note, Class A-3 (included as Exhibit A-3 to Exhibit Number 4.3 hereto).
4.8	*	Form of Restricted Rule 144A 9.75% Fixed Rate Series 2008-1 Subordinated Note, Class B-1 (included as Exhibit B-1-1 to Exhibit Number 4.3 hereto).

PART II

Exhibit Number		Title

4.9	*	Form of Restricted Regulation S 9.75% Fixed Rate Series 2008-1 Subordinated Note, Class B-1 (included as Exhibit B-1-2 to Exhibit Number 4.3 hereto).
5.1	**	Opinion of Gibson, Dunn & Crutcher LLP.
10.1	*	Employment Agreement, dated as of May 28, 2008 among Michael DeDomenico and NuCO2 Inc.
10.2	*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among Michael DeDomenico and NuCO2 Inc.
10.3	*	Employment Agreement, dated as of May 28, 2008 among William Scott Wade and NuCO2 Inc.
10.4	*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among William Scott Wade and NuCO2 Inc.
10.5	*	Employment Agreement, dated as of May 28, 2008 among Randy Gold and NuCO2 Inc.
10.6	*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among Randy Gold and NuCO2 Inc.
10.7	*	Employment Agreement, dated as of September 13, 2007 among Eric Wechsler and NuCO2 Inc.
10.8	*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among Eric Wechsler and NuCO2 Inc.
10.9	*	Amendment No. 2 to Employment Agreement, dated as of July 1, 2009, among Eric Wechsler and NuCO2 Inc.
10.10	*	Employment Agreement, dated as of July 1, 2008, among J. Robert Vipond and NuCO2 Inc.
10.11	*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among J. Robert Vipond and NuCO2 Inc.
10.12	*	NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.13	*	Form of Management Incentive Option Agreement under the NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.14	*	Form of Non-Qualified Option Agreement under the NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.15	*	Securityholders Agreement among NuCO2 Parent Inc. and certain of its Stockholders and Optionholders, dated May 28, 2008.
10.16	*	Management Services Agreement, dated as of May 28, 2008, among NuCO2 Parent Inc., NuCO2 Inc. and Aurora Management Partners LLC.
10.17	*	Form of Indemnification Agreement entered into with Messrs. Michael E. DeDomenico, J. Robert Vipond and Eric Wechsler.
10.18	**	Form of Director and Officer Indemnification Agreement to be entered into with directors and officers prior to the consummation of this offering.
10.19	*	Master Management Agreement, dated as of May 28, 2008, among NuCO2 Inc. and NuCO2 Management LLC.

PART II

Exhibit Number		Title

10.20	*	Transaction Management Agreement, dated as of May 28, 2008, among NuCO2 Management LLC, NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC and NuCO2 IP LLC.
10.21	*	Replacement Management Agreement, dated as of May 28, 2008, among NuCO2 Inc., Alvarez & Marsal North America LLC, NuCO2 Management LLC, NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC and NuCO2 IP LLC.
10.22	*	Delivery and Customer Services Agreement, dated as of May 28, 2008, between NuCO2 LLC and NuCO2 Supply LLC.
10.23	*	Employee Services Agreement, dated as of May 28, 2008, between NuCO2 Management LLC and NuCO2 Supply LLC.
21.1	*	Subsidiaries of NuCO2 Parent Inc.
23.1	**	Consent of Gibson, Dunn & Crutcher, LLP (included as part of Exhibit 5.1)
23.2	*	Consent of Ernst & Young LLP.
24.1		Power of Attorney (included on signature page of Registration Statement hereto).

*
Filed herewith

**
To be filed by amendment

(b)    Financial Statement Schedules

The following consolidated financial statement schedule of NuCO2 Inc. and Subsidiaries, set forth below, is filed pursuant to Item 16:

Schedule II—Valuation and Qualifying Accounts

Column A	Column B	Column C	Column D	Column E	Column F
Description	Balance at beginning of period	Additions charged to earnings	Transferred from other accounts	Deductions	Balance at end of period

	($ in thousands)
Succesor Company
Year Ended June 30, 2009
Accounts Receivable allowance	$526	$563	$—	$701	$388
Lost Tank Reserve	176	667		81	762
Workers Compensation Accrual	1,472	682	—	1,252	902
Auto Liability Accrual	179	203	—	347	35
General Liability Accrual(1)	—	114	—	14	100
May 29, 2008 to June 30, 2008
Accounts Receivable Allowance	606	31	—	111	526
Lost Tank Reserve	176	—		—	176
Workers' Compensation Accrual	1,664	123	(189)	126	1,472
Auto Liability Accrual(2)	—	36	189	46	179
Merger Transaction—revaluation
Lost Tank Reserve	128	—	—	48	176

PART II

Column A	Column B	Column C	Column D	Column E	Column F
Description	Balance at beginning of period	Additions charged to earnings	Transferred from other accounts	Deductions	Balance at end of period

	($ in thousands)
Predecessor Company:
July 1, 2007 to May 28, 2008
Accounts Receivable Allowance	1,004	979	—	1,377	606
Lost Tank Reserve	295	125	—	292	128
Workers Compensation Accrual	665	1,919	—	920	1,664
Year Ended June 30, 2007
Accounts Receivable Allowance	2,538	1,816	—	3,350	1,004
Lost Tank Reserve	245	338	—	288	295
Workers Compensation Accrual	543	770	—	648	665

(1)
General Liability Accrual broken out as an individual item during fiscal year ended June 30, 2009

(2)
Auto Liability Accrual broken out as an individual item; previously included in Workers' Compensation Accrual

All other schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stuart, Florida, on April 16, 2010.

NuCO2 INC.
By:	/s/ MICHAEL E. DEDOMENICO Michael E. DeDomenico Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael E. DeDomenico, J. Robert Vipond and Eric Wechsler, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the date indicated.

/s/ MICHAEL E. DEDOMENICO Michael E. DeDomenico	Chief Executive Officer (Principal Executive Officer) and Director	April 16, 2010
/s/ J. ROBERT VIPOND J. Robert Vipond	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 16, 2010
/s/ DAVID A. ALPERN David A. Alpern	Director	April 16, 2010
/s/ LAWRENCE A. BOSSIDY Lawrence A. Bossidy	Director	April 16, 2010

SIGNATURES

/s/ DALE F. FREY Dale F. Frey	Director	April 16, 2010
/s/ MARK D. ROSENBAUM Mark D. Rosenbaum	Director	April 16, 2010
/s/ MICHAEL W. WICKHAM Michael W. Wickham	Director	April 16, 2010
/s/ J. THOMAS ZUSI J. Thomas Zusi	Director	April 16, 2010

 EXHIBIT INDEX

Exhibit number		Title

1.1	**	Form of Underwriting Agreement
3.1	*	Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect.
3.2	*	Amendment to Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect, dated September 25, 2008.
3.3	*	Amendment to Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect, dated April 8, 2010.
3.4	*	Certificate of Designations of Series B Redeemable Cumulative Preferred Stock of NuCO2 Parent Inc., as currently in effect.
3.5	**	Second Amended and Restated Certificate of Incorporation of NuCO2 Inc., to be in effect upon consummation of this offering.
3.6	*	Amended and Restated By-Laws of NuCO2 Parent Inc., as currently in effect.
3.7	**	Second Amended and Restated By-Laws of NuCO2 Inc., to be in effect upon consummation of this offering.
4.1	**	Form of Common Stock Certificate
4.2	*	Base Indenture, dated as of May 28, 2008, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC, NuCO2 IP LLC and U.S. Bank National Association.
4.3	*	Series 2008-1 Supplement to Base Indenture, dated as of May 28, 2008, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC, NuCO2 IP LLC and U.S. Bank National Association.
4.4	*	Form of Restricted Rule 144A 7.25% Fixed Rate Series 2008-1 Senior Note, Class A-1 (included as Exhibit A-1-1 to Exhibit Number 4.3 hereto).
4.5	*	Form of Restricted Regulation S 7.25% Fixed Rate Series 2008-1 Senior Note, Class A-1 (included as Exhibit A-1-2 to Exhibit Number 4.3 hereto).
4.6	*	Form of Series 2008-1 Variable Funding Senior Note, Class A-2 (included as Exhibit A-2 to Exhibit Number 4.3 hereto).
4.7	*	Form of Series 2008-1 Variable Funding Senior Note, Class A-3 (included as Exhibit A-3 to Exhibit Number 4.3 hereto).
4.8	*	Form of Restricted Rule 144A 9.75% Fixed Rate Series 2008-1 Subordinated Note, Class B-1 (included as Exhibit B-1-1 to Exhibit Number 4.3 hereto).
4.9	*	Form of Restricted Regulation S 9.75% Fixed Rate Series 2008-1 Subordinated Note, Class B-1 (included as Exhibit B-1-2 to Exhibit Number 4.3 hereto).
5.1	**	Opinion of Gibson, Dunn & Crutcher LLP.
10.1	*	Employment Agreement, dated as of May 28, 2008 among Michael DeDomenico and NuCO2 Inc.
10.2	*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among Michael DeDomenico and NuCO2 Inc.
10.3	*	Employment Agreement, dated as of May 28, 2008 among William Scott Wade and NuCO2 Inc.
10.4	*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among William Scott Wade and NuCO2 Inc.
10.5	*	Employment Agreement, dated as of May 28, 2008 among Randy Gold and NuCO2 Inc.
10.6	*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among Randy Gold and NuCO2 Inc.

EXHIBIT INDEX

Exhibit number		Title

10.7	*	Employment Agreement, dated as of September 13, 2007 among Eric Wechsler and NuCO2 Inc.
10.8	*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among Eric Wechsler and NuCO2 Inc.
10.9	*	Amendment No. 2 to Employment Agreement, dated as of July 1, 2009, among Eric Wechsler and NuCO2 Inc.
10.10	*	Employment Agreement, dated as of July 1, 2008, among J. Robert Vipond and NuCO2 Inc.
10.11	*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among J. Robert Vipond and NuCO2 Inc.
10.12	*	NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.13	*	Form of Management Incentive Option Agreement under the NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.14	*	Form of Non-Qualified Option Agreement under the NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.15	*	Securityholders Agreement among NuCO2 Parent Inc. and certain of its Stockholders and Optionholders, dated May 28, 2008.
10.16	*	Management Services Agreement, dated as of May 28, 2008, among NuCO2 Parent Inc., NuCO2 Inc. and Aurora Management Partners LLC.
10.17	*	Form of Indemnification Agreement entered into with Messrs. Michael E. DeDomenico, J. Robert Vipond and Eric Wechsler.
10.18	**	Form of Director and Officer Indemnification Agreement to be entered into with directors and officers prior to the consummation of this offering.
10.19	*	Master Management Agreement, dated as of May 28, 2008, among NuCO2 Inc. and NuCO2 Management LLC.
10.20	*	Transaction Management Agreement, dated as of May 28, 2008, among NuCO2 Management LLC, NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC and NuCO2 IP LLC.
10.21	*	Replacement Management Agreement, dated as of May 28, 2008, among NuCO2 Inc., Alvarez & Marsal North America LLC, NuCO2 Management LLC, NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC and NuCO2 IP LLC.
10.22	*	Delivery and Customer Services Agreement, dated as of May 28, 2008, between NuCO2 LLC and NuCO2 Supply LLC.
10.23	*	Employee Services Agreement, dated as of May 28, 2008, between NuCO2 Management LLC and NuCO2 Supply LLC.
21.1	*	Subsidiaries of NuCO2 Parent Inc.
23.1	**	Consent of Gibson, Dunn & Crutcher, LLP (included as part of Exhibit 5.1)
23.2	*	Consent of Ernst & Young LLP.
24.1		Power of Attorney (included on signature page of Registration Statement hereto).

*
Filed herewith

**
To be filed by amendment